As filed with the Securities and Exchange Commission on March 22, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FTD, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	7389	13-3711271
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3113 Woodcreek Drive

Downers Grove, Illinois 60515

(630) 719-7800

(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

Jon R. Burney, Esq.

Vice President, General Counsel and Secretary

FTD, Inc.

3113 Woodcreek Drive

Downers Grove, Illinois 60515

(630) 719-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Howard A. Sobel, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate Date Of Commencement Of Proposed Sale To The Public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price per Note(1)	Proposed Aggregate Offering Price(1)	Amount of Registration Fee(2)

7.75% Senior Subordinated Notes due 2014	$175,000,000	100%	$175,000,000	$22,174

Guarantees of 7.75% Senior Subordinate Notes due 2014	—	—	—	(3)

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(f) of the rules and regulations under the Securities Act of 1933, as amended.
(3)	Pursuant to Rule 457(n) of the rules and regulations under the Securities Act of 1933, no separate fee for the guarantees is payable.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 22, 2004

$175,000,000

FTD, Inc.

OFFER TO EXCHANGE

All outstanding unregistered 7.75% Series A Senior Subordinated Notes due 2014

for 7.75% Series B Senior Subordinated Notes due 2014

which have been registered under the Securities Act of 1933

We are offering to exchange all of our outstanding unregistered 7.75% Series A Senior Subordinated Notes due 2014, referred to in this prospectus as the “outstanding notes” for our registered 7.75% Series B Senior Subordinated Notes due 2014, referred to in this prospectus as the “exchange notes.” The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except that we have registered the exchange notes with the Securities and Exchange Commission, referred to in this prospectus as the “SEC.” Since we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and will not be entitled to registration rights. The exchange notes represent the same debt as the outstanding notes and we will issue the exchange notes under the same indenture. The outstanding notes and the exchange notes are collectively referred to in this prospectus as the “notes.”

We may redeem the notes, in whole or in part, at any time on or after February 15, 2009, at the redemption prices set forth in this prospectus. We may redeem the notes, in whole, but not in part, at any time on or after February 15, 2008, upon a change of control at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus an applicable premium. We may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or prior to February 15, 2007. There is no sinking fund for the notes. Subject to our redemption rights, holders may require us to repurchase the notes upon a change of control. The notes are our senior subordinated unsecured obligations and rank junior to all of our existing and future senior debt, including our new senior credit facility. The notes rank equally with all of our senior subordinated unsecured obligations. The notes are guaranteed on a senior subordinated unsecured basis by all of our domestic subsidiaries. The guarantees rank junior to all of the guarantors’ existing and future senior indebtedness, including the new senior credit facility.

The principal features of the exchange offer are as follows:

•	The exchange offer expires at p.m., Eastern Standard Time, on , 2004, unless extended.

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange of the outstanding notes for exchange notes prior to the exchange offer should not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotations system.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 15.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

The date of this prospectus is                     , 2004.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. FTD, Inc. and the guarantors of the notes have agreed that, for a period of 180 days after the Expiration Date (as defined herein), it will make this prospectus available to any broker-dealer for use in connection with any such resale. For more information, see “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by references in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation to offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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FORWARD-LOOKING STATEMENTS

This prospectus contains various “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, regarding our outlook, including: statements regarding the FTD merger, statements regarding anticipated growth in revenue, net income and earnings per share; expectations regarding the likelihood of recurrence of certain charges and gains; expectations regarding capital investments; and expectations regarding future cash generated from operations. These forward-looking statements are based on our management’s current expectations, assumptions, estimates and projections about us and our industry. You are cautioned that actual results could differ from those anticipated by the forward-looking statements.

Important factors that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements include, but are not limited to, those discussed under “Risk Factors.” The following are risks related to our business:

•	market competition among our existing and potential competitors;

•	our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations;

•	loss of members or decrease in average monthly membership fees;

•	we are dependent on our strategic relationships to help promote our www.ftd.com Web site;

•	we are dependent on third parties who fulfill orders and deliver goods and services to our customers;

•	loss or impairment of the intellectual property that we use in our business;

•	computer systems or telephone services failures;

•	we may be unable to increase capacity or introduce enhancements to our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number in a timely manner or without service interruptions;

•	online privacy concerns, FTC enforcement of privacy policy statements and security breaches could harm our Internet business;

•	we may be unable to effectively market our international fulfillment capabilities to North American consumers;

•	our business could be injured by significant credit card or debit card fraud;

•	we are exposed to the credit risk of our FTD-member florists;

•	our business operations are restricted by a consent order which prohibits certain restrictions relating to FTD membership;

•	loss of key personnel or our inability to attract and retain new qualified personnel;

•	slowdowns in general economic activity may detrimentally impact consumer spending on flowers and other products we sell;

•	if the supply of flowers or any other perishable product we offer for sale becomes limited, the price of these products could rise or these products may be unavailable;

•	we are subject to various regulations applicable to the importation of flowers and the sale and handling of food items;

•	the operating and financial success of our business is dependent on the financial performance of the U.S. retail florist industry;

•	government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business;

•	federal, state and local governments may attempt to impose additional sales and use taxes or other taxes on the business activities conducted by our Consumer Segment, including our past sales;

•	we may not successfully identify or complete future acquisitions; and

•	we may incur restructuring or impairment charges that would reduce our earnings.

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus is based on independent industry publications, government publications, reports by market research firms and other published independent sources. Some data is also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the information from these third-party sources and cannot guarantee their accuracy or completeness. References to U.S. consumers in this prospectus refer to our principal target market of U.S. consumers over the age of 25.

TRADEMARKS

Our intellectual property portfolio includes service marks, trademarks, collective service marks and collective trademarks that identify the services and products we or our FTD-member florists offer and distinguish them in the marketplace from the services and products offered by other companies.

The “FTD” mark and the “Mercury Man” logo are registered to us in the U.S., Canada and certain other countries for various products and services. These marks are used directly by us or under license by FTD-member florists and FTD.COM Inc., referred to in this prospectus as “FTD.COM.” The Mercury Man logo also is used by Interflora, Inc., an international provider of florist association services in which FTD owns a one-third interest, and FTD’s two co-owners of Interflora, Inc. pursuant to a series of licenses. One of our Interflora co-owners and certain national unit members have registered the Mercury Man logo in combination with their own names in their countries.

Our other registered trademarks and service marks include “Florists’ Transworld Delivery,” “Mercury” and “Mercury Network,” among others. The “Mercury Man” logo also is registered and used as a collective service mark for retail florist services by members. In addition, we have registered collective trademarks that are used under license by FTD-member florists and FTD.COM for floral products and related items. These collective trademarks include “Autumn Splendor,” “Big Hug,” “Birthday Party,” “Chicken Soup,” “Sweet Dreams,” “Thanks A Bunch,” the “FTD Anniversary Bouquet” and “The FTD Carnival Bouquet,” among others.

We have applied to register certain other trademarks, service marks and collective marks in the U.S. and other countries, and likely will seek to register additional marks in the future. It is possible that some of the applications to register additional marks will not result in registrations.

FTD also uses various marks under license. These include the “Interflora” mark. We are the exclusive licensee to use this mark in the nations of North America and South America and certain other countries, including, but not limited to, Japan, South Korea, the Philippine Islands, and the Virgin Islands.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4, referred to in this prospectus as the “exchange offer registration statement,” which encompasses all amendments, exhibits, annexes and schedules thereto, pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, referred to in this prospectus as the “Securities Act,” covering the exchange notes being offered. This prospectus does not contain all the information in the exchange offer registration statement. For further information with respect to FTD, Inc. and the exchange offer, reference is made to the exchange offer registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. For a more complete understanding and description of each contract, agreement or other document filed as an exhibit to the exchange offer registration statement, we encourage you to read the documents contained in the exhibits.

The indenture governing the notes provides that, whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will deliver to the trustee and to each holder of notes, within 5 days after we are or would have been (if we were subject to such reporting obligations) required to file such with the SEC, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by our certified independent public accountants, and, in each case, together with a management’s discussion and analysis of financial condition and results of operations which would be so required and, from and after the consummation of the exchange offer unless the SEC will not accept such reports, file with the SEC the annual, quarterly and other reports which it is or would have been required to file with the SEC.

You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

PROSPECTUS SUMMARY

The following summary contains basic information about this exchange offer. It likely does not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document, including “Risk Factors”, and the documents we have referred you to before making an investment in the exchange notes. All references to our fiscal year reflect the twelve-month period ended June 30 of that year.

Except as otherwise indicated in this prospectus or as the context may otherwise indicate, in this prospectus the words “we,” “our,” “ours,” “us” and “FTD” refer to FTD, Inc. and its subsidiaries, predecessors (including Nectar Merger Corporation) and acquired businesses.

The Company

Overview

We are a leading provider of floral-related products and services to consumers and retail florists in the $18 billion U.S. floral retail market. Our business is supported by our highly recognized FTD brand, which was established in 1910 and enjoys 96% brand recognition among U.S. consumers, as well as by our Mercury Man logo, which is displayed in over 49,000 floral shops globally. We conduct our business through two operating segments. Our Consumer Segment, primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, offers same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. As a result of our same-day delivery capability and our broad product selection, our Consumer Segment is one of the largest direct marketers of floral arrangements and specialty gifts in the U.S., generating over three million orders from consumers in fiscal year 2003. Our Florist Segment provides a comprehensive suite of products and services to our network of approximately 20,000 FTD-member florists. FTD-member florists are able to expand their revenues and reduce their operating costs by participating in the inter-city floral delivery market and utilizing FTD’s business services, technology, branded merchandise and improved operating practices. For the twelve months ended December 31, 2003, we generated revenues of $371.3 million.

Our business segments are highly complementary, as floral orders generated by our Consumer Segment are delivered by our network of FTD-member florists. We believe that our strong brand name recognition, our complementary Florist and Consumer Segments, our customer database of approximately seven million floral and specialty gift consumers and our extensive network of FTD-member florists provide us with significant competitive advantages that would be difficult for a competitor to replicate. We believe these competitive advantages are the primary drivers of the strong growth in our revenues, which have increased at a compound annual growth rate of 9.0% from fiscal year 2001 to fiscal year 2003.

Consumer Segment

Our Consumer Segment is an Internet and telephone marketer of flowers and specialty gift items to consumers, operating primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. We typically offer over 400 floral arrangements and over 800 specialty gift items, including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products and stuffed animals.

Consumers place orders at our www.ftd.com Web site or over the telephone, which we then transmit to florists or third-party specialty gift providers for processing and delivery. Through third-party manufacturers and distributors, we offer next-day delivery of specialty gift orders throughout the U.S. Our Consumer Segment has very low working capital requirements because FTD-member florists and specialty gift providers maintain all physical inventory and bear the cost of warehousing and distribution facilities. As a result, our Consumer Segment does not own or operate any retail locations.

We have experienced significant growth in our Consumer Segment over the last three fiscal years, with revenues having increased at a compound annual rate of 27.5% from fiscal year 2001 to fiscal year 2003. We believe this growth has been driven by the strength of the FTD brand, consumers’ preference for purchasing floral arrangements on the Internet (permitting arrangements to be conveniently previewed before purchase), our growing presence in the specialty gift market and our direct marketing expertise. For the twelve months ended December 31, 2003, our Consumer Segment generated revenues of $199.7 million, representing 53.8% of our total revenues.

Florist Segment

Our Florist Segment provides a comprehensive suite of products and services to our network of approximately 20,000 independent FTD-member florists located primarily in the U.S. and Canada, as well as to other retail locations offering floral products. Our Florist Segment is comprised of three sub-segments: Member Services, Mercury Technology and Specialty Wholesaling. For the twelve months ended December 31, 2003, our Florist Segment generated revenues of $171.6 million, representing 46.2% of our total revenues.

•	Member Services. Our Member Services sub-segment is the primary provider of our suite of business services to FTD-member florists. Through our Member Services sub-segment, we provide FTD-member florists access to the FTD brand and the Mercury Man logo, supported by national advertising, order clearinghouse services, a quarterly directory publication of FTD-member florists, credit card processing services, e-commerce Web site development and maintenance and a 24-hour telephone answering and order-taking service. These services promote revenue growth and enhance the operating efficiencies of FTD-member florists.

Our Member Services sub-segment facilitates FTD-member florists’ ability to participate in the flowers-by-wire market, which we believe constitutes approximately 30 million orders per year within the North American market. Our clearinghouse services, for example, eliminate counterparty credit risk between sending and receiving florists and also provide administrative efficiencies for participating florists. Our members pay for these services through monthly membership dues and activity-based fees, such as per order charges. We support the value of FTD membership through our national advertising campaign, which helps generate flowers-by-wire orders from consumers and increase revenues at FTD-member florists’ retail locations. FTD membership also provides FTD-member florists with a nationally-recognized, branded store front. For the twelve months ended December 31, 2003, Member Services generated revenues of $100.0 million.

•	Mercury Technology. Our Mercury Technology sub-segment provides access to our proprietary Mercury Network, which linked approximately 73% of FTD-member florists at December 31, 2003. Our Mercury Technology sub-segment sells and leases basic software and hardware for transmitting and receiving orders, as well as software and hardware that provide full back-end systems to manage a florist’s business. Through these systems, the Mercury Network enables FTD-member florists to electronically transmit orders and send messages to other FTD-member florists, for which we receive monthly fees in addition to per-order and per-message fees. For the twelve months ended December 31, 2003, Mercury Technology generated revenues of $24.3 million.

•

Specialty Wholesaling. Through our Specialty Wholesaling sub-segment, we act as a national wholesaler to FTD-member florists, as well as provide products and services to other retail locations offering floral selections. This sub-segment sells FTD-branded and non-branded hard goods and cut flowers as well as greeting cards, packaging, promotional products and a wide variety of other floral-related supplies. In addition, we provide the Floral Selections Guide, a counter display catalog featuring FTD products for all occasions. During holiday seasons such as Valentine’s Day, Mother’s Day and Christmas, we design specialized floral bouquets with exclusive FTD containers and feature these exclusive FTD products in our national television and print advertising campaign and on the heavily trafficked www.ftd.com Web site. FTD-member florists are then able to display and offer customers these exclusive products. For the twelve months ended December 31, 2003, Specialty Wholesaling generated revenues of $47.3 million.

Competitive Strengths

We believe our core strengths are as follows:

Highly Recognized Floral Brand

The FTD brand and Mercury Man logo enjoy significant global recognition within the floral industry and among consumers. They are featured in approximately 20,000 FTD-member florist locations in the U.S. and Canada and, through licensing agreements, the Mercury Man logo is displayed in approximately 29,000 additional retail florist locations in 150 countries outside of North America. The strong recognition of the FTD brand and Mercury Man logo provide competitive advantages for both our Consumer and Florist Segments.

Consumer Segment. We believe our brand recognition drives substantial traffic to our www.ftd.com Web site and our 1-800-SEND-FTD telephone ordering service, enabling us to achieve lower marketing costs per order than our major competitor. In addition, we believe the FTD brand’s reputation for quality increases the percentage of people who place orders while visiting our www.ftd.com Web site and results in strong average order values.

Florist Segment. Over the past 90 years, the FTD brand has developed a reputation for quality and dependability among florists and consumers. Our brand allows our Florist Segment to attract new FTD-member florists and retain existing FTD-member florists, who find that our brand recognition enhances their businesses and provides them with a competitive advantage. We are also leveraging the strength of our brand to enter new channels, such as mass market retailers and supermarkets, with innovative products and services.

Strong Competitive Position in Attractive Core Markets

Consumer Segment. Our Consumer Segment is the second-largest participant in the fragmented floral direct marketing channel, which is the fastest growing floral order channel. Historically, we have increased our share in the floral direct marketing channel relative to our largest competitor. Orders and revenue through our Consumer Segment, which includes both floral products and specialty gifts, have grown at compound annual rates of 25.5% and 27.5%, respectively, from fiscal year 2001 through fiscal year 2003.

Florist Segment. Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market, which enjoys significant barriers to entry with respect to clearinghouse services, the largest component of our Member Services revenues. We believe our competitive strength in our Florist Segment is driven by FTD’s established brand, the value of our extensive membership base and the strength of our relationships with FTD-member florists.

Highly Complementary Business Segments

Our Consumer and Florist Segments are highly complementary and we are a leading floral industry participant with significant operations in both the consumer and florist services segments of the industry. As floral and specialty gifts direct marketers continue to become an increasingly important part of the floral retail industry via the Internet and telephone, we believe our ability to operate in both the consumer and florist services segments of the industry will enhance our competitive position.

Consumer Segment. FTD-member florists provide a high quality nationwide order fulfillment vehicle for our Consumer Segment, which we believe would be difficult to replicate. The ability to access approximately 20,000 florists allows our Consumer Segment to offer same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. It also allows our Consumer Segment to process peak order flow substantially above that of our average daily order flow without any meaningful incremental investment in systems or infrastructure.

Florist Segment. One of the principal benefits to a florist of membership in the FTD network is enhanced order flow. Our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number support our Florist Segment by providing a strong and growing flow of floral orders for fulfillment by FTD-member florists, thus increasing the value of FTD membership to florists. For example, in fiscal year 2003, our Consumer Segment provided over 2.5 million floral orders to FTD-member florists. Orders generated by our Consumer Segment are sent over the Mercury Network, generating clearinghouse fees and transmission fees from, and driving hardware and software sales to, FTD-member florists receiving these orders.

Scalable Business Model

We believe our business model is attractive due to our ability to scale to meet increasing volume within both our Consumer and Florist Segments with limited capital investments. Our systems and infrastructure are capable of handling significant growth in both consumer and FTD-member florist order volume with minimal incremental investment. Additionally, our FTD-member florists and third-party specialty gift providers maintain the “bricks and mortar” and virtually all of the floral and specialty gift physical inventory, and bear the cost of warehousing and distribution. As a result, we can increase our revenues significantly without retail outlets or large investments in inventory.

Strong, Stable Cash Flow Generation

Our business model generates strong, stable cash flow. Our cash flow from operations has grown at a compound annual rate of 37.8% over the last three fiscal years. We also have low capital expenditure requirements, averaging $4.3 million during the last three fiscal years. In addition, our Florist Segment provides a stable source of cash flow, since a number of our Member Services and Mercury Technology sub-segments’ products and services generate recurring monthly revenue. Our Consumer Segment has attractive working capital characteristics that result from consumers paying for floral and specialty gift orders before we pay florists and specialty gift providers to deliver them.

Management Expertise

We have a highly experienced management team at both the corporate and operational levels. Our Chairman and Chief Executive Officer, Robert Norton, has been with us since fiscal year 1997 and has demonstrated, through his operational leadership and strategic vision, the ability to grow the business, having achieved compound annual revenue growth of 12.7% from fiscal year 1997 to fiscal year 2003. Our senior management team owns approximately 8% of Mercury Man Holdings Corporation’s common equity.

Business Strategy

Our primary business and financial objectives are to expand our market share within both our Consumer and Florist Segments, continue to improve our operating margins and profitability, and generate strong cash flow to service and reduce our indebtedness. We intend to achieve these objectives with the following strategic initiatives:

Consumer Segment

Continue to Expand Marketing Partnerships and Access New Consumer Markets. As a result of the strength of the FTD brand, our highly developed direct marketing expertise and our www.ftd.com Web site, we believe we have been able to achieve lower marketing costs per order than our major competitor. We plan to continue expanding our existing marketing partnerships (such as our partnerships with Yahoo!, United Airlines and American Airlines (American Airlines is a mark of American Airlines, Inc.)) and establish new marketing partnerships to extend this competitive advantage. Additionally, we are entering new consumer markets, such as the corporate gifting market, to drive continued growth in orders through access to new consumer bases.

Pursue Growth in Specialty Gift Categories. According to Forrester Research, sales in the online specialty gift market are estimated to be over $30 billion by 2005. We are aggressively increasing our presence in this market by developing a broader offering of specialty gift items. In fiscal year 2003, specialty gift orders represented 20.0% of our Consumer Segment’s order volume, compared with 9.7% in fiscal year 2001. Our direct marketing expertise and brand strength make us a preferred partner for a range of specialty gift manufacturers, including Harry and David, Mrs. Fields and Crabtree & Evelyn.

Launch Competitive, Lower Priced Floral Offering. During fiscal year 2003, we began offering a lower-priced rose assortment targeted at younger, less-affluent consumers. In addition to the immediate commercial opportunity for this product, we believe this product offering will build valuable customer loyalty. Over time, as these consumers grow older and more affluent, we believe that they will migrate to our higher priced product offerings.

Florist Segment

Continue to Grow Membership and Product Offering Penetration. We intend to drive florist membership growth and product and service offering penetration through continued improvement in our product and service offerings, expansion of our sales force and continuous improvement in the quality and responsiveness of our customer service. In an effort to improve our offerings, we have introduced innovative new products, such as our pre-made bouquet line, which provide labor savings to FTD-member florists. Additionally, we implemented a simplified pricing structure, which has reduced up-front fees in favor of a more flexible pricing structure based on FTD-member florists’ usage of our services. We believe that this pricing structure appeals to FTD-member florists and has contributed to increased sales of our products and services. Within the past two years, we have also doubled our sales force to approximately 80 to provide FTD-member florists with more frequent, person-to-person contact and improved customer service. We have supported this expansion with improved training programs and a new incentive compensation structure designed to increase total revenue within a sales region by emphasizing the sale of products and services that are most profitable to us and maximizing orders processed through the Mercury Network.

Develop Channel Expansion Opportunities. We are currently pursuing opportunities to expand our presence in a number of channels that have not historically represented a meaningful portion of our revenues. For example, we believe the supermarket channel represents an excellent opportunity to increase the size of our network. To capitalize on this opportunity, we have recently created custom-tailored offerings designed for the approximately 23,000 supermarkets that sell flowers in the U.S. Within North America, approximately 1,800 supermarket locations are currently FTD members, including certain Kroger and Hy-Vee stores. We are also pursuing channel initiatives such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

Floral Industry Overview

The U.S. Department of Commerce estimates that the U.S. retail floral industry was an approximately $18 billion market in 2002 and has grown on average 4.3% per year over the last ten years. The floral retail market is comprised of retail florists, floral direct marketers, supermarkets and various other retail channels, and includes the sale of flowers, potted plants and related hard goods. The retail market space is highly fragmented with thousands of industry participants. Key trends in the floral retail market include:

•	the increasing role of floral direct marketers;

•	the advent of direct-from-grower floral delivery services, where floral orders are delivered via courier with no involvement of retail florists; and

•	the increased presence of mass merchants.

In addition, given that specialty gift products can be an alternative for special-occasion floral purchases, floral retailers and floral direct marketers have expanded their product offerings to include items such as home, garden, gourmet, plush toys and other gift products.

The table below illustrates the primary channels for floral retail distribution and FTD’s role within each distribution channel:

Distribution Channel	Description	FTD Participation
Florists	There are an estimated 51,500 retail florists in the U.S. We estimate that retail florists represent between 46% and 50% of the floral retail market. Approximately 50% of these florists are sole proprietorships with no external payroll.	Our Florist Segment is a supplier to retail florists, providing products and services to FTD-member florists to facilitate their ability to participate in the flowers-by-wire market and to effectively operate and grow their businesses. We do not own or operate any retail locations.

Floral Direct Marketers	Floral direct marketers take floral orders from consumers by telephone or through the Internet. These direct marketers represent a small but rapidly growing portion of the overall floral retail market and have become increasingly important in the floral delivery and direct-from-grower markets.	Through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, we are one of the largest floral direct marketers in the U.S. We transmit orders received through our www.ftd.com Web site and toll-free telephone number to florists for processing and delivery.

Supermarkets	Food retailers are becoming an increasingly important distribution channel in the floral retail market. There are approximately 23,000 supermarkets that sell flowers in the U.S. We estimate that food retailers represent between 20% and 24% of the floral retail market.	Our Florist Segment is a supplier to supermarkets, with approximately 1,800 supermarket locations as FTD members in North America.

Other Retailers	During the past decade, mass merchants, home improvement and other retail locations have increased their presence in the floral retail market, adding floral products to their merchandise assortments. There are approximately 37,000 mass merchant locations selling floral items in the U.S. We estimate that mass merchants represent between 24% and 28% of the floral retail market.	Our Florist Segment is a supplier to other retailers, as we are pursuing channel initiatives such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

Suppliers and service providers to the retail floral market described above include:

Wholesalers of Flowers and Floral Supplies. Wholesalers distribute and market fresh-cut flowers and greens, potted plants and floral-related hard goods to retail florists, supermarkets and other floral retailers. The domestic wholesale market is highly fragmented and includes approximately 1,000 independent wholesalers, including our Specialty Wholesaling sub-segment. These are primarily small, family-owned firms that operate from single locations or from a small number of regional outlets. We estimate that the wholesale market for flowers and floral supplies is between $4.0 to 5.0 billion per year, approximately 25% of which is related to hard goods and approximately 75% of which is related to perishable products.

Wire-Service Providers. By operating clearinghouses and electronic communication networks, wire-service providers enable inter-florist communication, order routing and billing. We estimate that there are approximately 30 million floral orders processed through wire-service providers each year in North America. The wire-service market is highly concentrated, with two primary providers, FTD and Teleflora LLC, referred to in this prospectus as “Teleflora.”

The FTD Merger and Related Financing Transactions

On October 5, 2003, FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation entered into a merger agreement, referred to in this prospectus as the “FTD merger agreement.” Mercury Man Holdings Corporation and Nectar Merger Corporation were formed by an affiliate of Leonard Green & Partners, L.P., referred to below under “—Green Equity Investors IV, L.P.,” for purposes of effecting the transactions contemplated by the FTD merger agreement. On February 6, 2004, Nectar Merger Corporation issued the outstanding notes. The net proceeds from the sale of the outstanding notes were placed in a secured proceeds account pending the consummation of the merger of Nectar Merger Corporation with and into FTD, Inc., with FTD, Inc. as the surviving corporation, referred to in this prospectus as the “FTD merger.” On February 24, 2004, FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation consummated the transactions contemplated by the FTD merger agreement and the related financing transactions, including the following:

•	Pursuant to the FTD merger, FTD, Inc. assumed all obligations under the outstanding notes and all of FTD, Inc.’s domestic subsidiaries guaranteed the outstanding notes. In connection with the consummation of the FTD merger, the escrowed net proceeds were released to fund a portion of the FTD merger consideration. As a result of the FTD merger, Mercury Man Holdings Corporation owns 100% of the outstanding common stock of FTD, Inc.

•	FTD, Inc. borrowed $85.0 million under a seven-year term loan under our new senior credit facility entered into with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, UBS Securities LLC, as syndication agent, and Wells Fargo Bank, N.A., as documentation agent, in connection with the FTD merger. Our new senior credit facility includes a $50.0 million revolving credit facility for working capital and general corporate purposes that was undrawn at the consummation of the FTD merger. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount. A portion of our new revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility. For more information, see “Description of New Senior Credit Facility.”

•

Green Equity Investors IV, L.P., an affiliate of Green Equity Investors IV, L.P. and certain members of our senior management made an investment in the preferred and common stock of Mercury Man Holdings Corporation totaling approximately $185.4 million, including an investment of approximately $4.4 million in the aggregate in the equity of Mercury Man Holdings Corporation by Robert Norton, our chairman and chief executive officer, and certain other members of senior management. Such members of senior management are collectively referred to in this prospectus as the “management investors.” For more information, see “—Sources and Uses.” Since the consummation of the FTD merger and related financing transactions, Green Equity Investors IV, L.P., the affiliate of Green Equity Investors IV, L.P. and the management investors have owned all of the equity of Mercury Man Holdings Corporation.

•	We applied the proceeds of the outstanding notes, borrowings under our new senior credit facility and the equity investments described above as set forth below under “—Sources and Uses.”

Sources and Uses

The following table summarizes the sources and uses of funds for the FTD merger and related financing transactions.

(dollars in millions)
Sources of Funds:
Cash on hand	$19.4
Revolving loans under the new senior credit facility (funded at the closing of the FTD merger) (1)	—
Term loan under the new senior credit facility	85.0
The outstanding notes	175.0
Contributed equity (2)	185.4

Total sources	$464.8

Uses of Funds:
Merger consideration (3)	$421.1
Litigation settlement (2)	7.3
Repayment of existing indebtedness	—
Fees and expenses	36.4

Total uses	$464.8

(1)	Our new revolving credit facility provides for borrowings of up to $50.0 million in aggregate principal amount and was undrawn upon consummation of the FTD merger. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount.
(2)	Pursuant to the court approved Stipulation and Agreement of Compromise, Settlement and Release relating to the consolidated shareholder class actions pending in the Court of Chancery for New Castle County in Wilmington, Delaware, titled “In Re FTD.COM, Inc. Shareholders Litigation,” sometimes referred to in this prospectus as the “FTD.COM securities litigation,” we are obligated to pay $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. The terms of our new senior credit facility required us to place $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. invested an additional $7.3 million in the preferred stock of Mercury Man Holdings Corporation to fund such escrow account.
(3)	The merger consideration was comprised of $410.6 million for FTD’s outstanding shares of common stock and $10.5 million for settlement of FTD’s outstanding stock options.

Green Equity Investors IV, L.P.

Green Equity Investors IV, L.P. is a private investment fund managed by Leonard Green & Partners, L.P. Leonard Green & Partners, L.P. is a Los Angeles-based private equity firm. Leonard Green & Partners, L.P. and its affiliates have made investments in a number of consumer-oriented companies, including PETCO Animal Supplies, Inc., VCA Antech, Inc., Big 5 Sporting Goods Corporation, Rite Aid Corporation, Leslie’s Poolmart, Inc. and The Sports Authority, Inc.

The Exchange Offer

The following contains basic information about the exchange offer. It does not contain all of the information that is important to you. For more information, see “The Exchange Offer.”

Exchange Offer	We are offering to exchange $1,000 principal amount at maturity of our 7.75% Series B Senior Subordinated Notes due 2014, which have been registered under the Securities Act, for each $1,000 principal amount at maturity of our currently outstanding 7.75% Series A Senior Subordinated Notes due 2014. We will accept any and all outstanding notes validly tendered and not withdrawn prior to p.m., Eastern Standard Time, on , 2004. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount at maturity. The form and terms of the exchange notes are the same as the forms and terms of the outstanding notes, except that:

• the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

• the exchange notes bear a series B designation and a different CUSIP number than the outstanding notes; and

• the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

For more information, see “The Exchange Offer.”

Transferability of Exchange Notes	We believe that you will be able to freely transfer the exchange notes without registration or any prospectus delivery requirement so long as you may accurately make the representation listed under “The Exchange Offer—Transferability of the Exchange Notes.” If you are a broker-dealer that acquired outstanding notes as a result of market making or other trading activities, you must deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.”

Expiration Date	The exchange offer will expire at p.m., Eastern Standard Time, on , 2004, unless we decide to extend the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, some of which may be waived by us. For more information, see “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Outstanding Notes

If you wish to accept the exchange offer, you must complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and in the letter of transmittal. You should then mail or otherwise deliver the letter of transmittal, or facsimile, together with the outstanding notes to be exchanged and any other required documentation, to the exchange agent at the address set forth in this prospectus and in the letter of transmittal.

By executing the letter of transmittal, you will represent to us that, among other things:

• you, or the person or entity receiving such exchange notes, are acquiring the exchange notes in the ordinary course of business;

• neither you nor any such person or entity has an arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

• neither you nor any such person or entity are engaging in or intend to engage in a distribution of the exchange notes within the meaning of the Securities Act; and

• you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of FTD, Inc. and the guarantors of the notes or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

For more information, see “The Exchange Offer—Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Effect of Not Tendering	Any outstanding notes that are not tendered, or that are tendered but not accepted, will remain subject to the restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon the completion of the exchange offer, we will have no further obligations, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. For more information, see “The Exchange Offer—Effect of Not Tendering.”

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to p.m., Eastern Standard Time, on the Expiration Date.

United States Federal Income Tax Consequences

The exchange of the outstanding notes for the exchange notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes. For more information, see “Certain United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer. For more information, see “Use of Proceeds.”

Exchange Agent	U.S. Bank National Association, the trustee under the indenture governing the notes, is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

The following summary contains basic information about the exchange notes. It does not contain all the information that is important to you. For more information, see “Description of Notes.”

Issuer	FTD, Inc.

Notes offered	$175.0 million aggregate principal amount of 7.75% Series B Senior Subordinated Notes due 2014.

Maturity date	February 15, 2014.

Interest payments	The exchange notes will bear interest at the rate of 7.75% per year, payable semi-annually, in arrears, on February 15 and August 15 of each year. Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the outstanding securities surrendered for exchange therefor or, if no interest has been paid on the outstanding notes, from the date of original issue of the outstanding notes.

Optional redemption	We may redeem the notes, in whole or in part, on or after February 15, 2009, at the redemption prices set forth in this prospectus, plus accrued and unpaid interest and liquidated damages, if any.

In addition, on or prior to February 15, 2008, we may redeem the notes in whole, but not in part, upon a change of control at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus an applicable premium. For more information, see “Description of
Notes—Optional Redemption Upon Change of Control.”

In addition, on or prior to February 15, 2007, we may redeem up to 35%
of the aggregate principal amount of the notes with the net proceeds of one or more qualified equity offerings. For more information, see
“Description of Notes—Optional Redemption.”

Guarantees	Our obligations under the notes are fully and unconditionally, and jointly and severally, guaranteed on a senior subordinated basis by all of our domestic subsidiaries.

Change of control	Subject to our right to redeem the notes, upon a change of control, you may require us to repurchase all or a portion of your notes at a purchase price of 101% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any. The term “change of control” is defined in “Description of Notes—Certain Covenants—Certain Definitions.”

Ranking	The notes and the guarantees are our and the applicable guarantors’ unsecured general obligations and are:

• junior in right of payment to all of our and such guarantors’ existing and future senior indebtedness;

• equal in right of payment to all of our and such guarantors’ existing and future senior subordinated indebtedness; and

• senior in right of payment to all of our and such guarantors’ existing and future subordinated indebtedness.

As of December 31, 2003, on a pro forma basis, after giving effect to the issuance of the outstanding notes and the consummation of the FTD merger, we had outstanding an aggregate of approximately $85 million of indebtedness that was senior to the outstanding notes, and we had $50 million of available borrowings under our new revolving credit facility, subject to compliance with specified financial covenants.

For more information, see “Description of Notes—Brief Description of the Notes and the Guarantees” and “—Subordination.”

Restrictive covenants	The indenture governing the notes contains covenants that limit our and our subsidiaries’ ability to, among other things:

	•	pay dividends, redeem capital stock and make other restricted payments and investments;

	•	incur additional debt or issue preferred stock;

	•	enter into agreements that restrict our subsidiaries from paying dividends or other distributions, making loans or otherwise transferring assets to us or to any other subsidiaries;

	•	create liens on assets;

	•	engage in transactions with affiliates;

	•	sell assets, including capital stock of subsidiaries; and

	•	merge, consolidate or sell all or substantially all of our assets and the assets of our subsidiaries.

All of these limitations are subject to important exceptions and qualifications described under “Description of Notes—Certain Covenants.”

Absence of a Public Market for the Exchange Notes

The exchange notes are a new issue of securities for which there is currently no trading market. Although we expect the exchange notes to be eligible for trading in The Portal MarketSM Market, a subsidiary of The
Nasdaq Stock Market, Inc., referred to in this prospectus as “PORTAL,”
we cannot assure you that an active trading market for the exchange notes will develop or be sustained. The initial purchasers of the outstanding notes advised us that they intended to make a market in the outstanding notes after offering of such notes was completed. The initial purchasers of the outstanding notes are not obligated, however, to make a market in the outstanding notes or the exchange notes and any such market making may be discontinued at any time at the sole discretion of the initial purchasers of the outstanding notes.

Summary Consolidated Financial and Other Data

We derived the following information from our audited consolidated financial statements as of and for the fiscal years ended June 30, 2001 through 2003, our unaudited consolidated financial statements for the six month periods ended December 31, 2002 and 2003. Pro forma balance sheet data as of December 31, 2003 is presented as if the FTD merger had occurred on December 31, 2003. The results for the six month period ended December 31, 2003 are not necessarily indicative of the results to be expected for the full year. For more information, see “Risk Factors—Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations.” This table should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements, including our unaudited pro forma condensed consolidated financial statements and the notes to those statements, included elsewhere in this prospectus.

	Fiscal Year Ended June 30,						Six Months Ended December 31,
	2001		2002		2003		2002	2003
	(dollars in thousands)
Statement of Operations Data:
Revenues	$305,995		$325,266		$363,343		$162,377	$170,371
Cost of goods sold and services provided	159,879		177,328		203,905		88,744	93,406

Gross profit	146,116		147,938		159,438		73,633	76,965
Operating expenses:
Advertising and selling	67,811		67,935		72,027		32,970	35,143
General and administrative	53,015	(1)	59,345	(2)	50,612		24,194	25,824	(3)

Total operating expenses	120,826		127,280		122,639		57,164	60,967

Income from operations	25,290		20,658		36,799		16,469	15,998
Interest expense, net	3,721		2,304		1,409		950	432
Other (income) expense, net	14,939	(4)	1,096	(5)	10,728	(6)	(45)	(1,469	)(7)

Income before income tax and minority interest	6,630		17,258		24,662		15,564	17,035
Income tax expense	3,401		6,718		15,373		6,408	6,686
Minority interest (8)	1,908		2,525		—		—	—

Net income	$1,321		$8,015		$9,289		$9,156	$10,349

Other Data:
Cash flows provided by (used in) operating activities	16,017		25,784		30,400		13,613	19,163
Capital expenditures	3,952		4,453		4,528		2,513	3,389
Depreciation and amortization	9,487		9,421		7,898		3,776	4,021

	As of December 31, 2003
	Actual	Pro Forma
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,275	$—
Working capital (deficit) (9)	(26,216)	(19,328)
Property and equipment, net	12,399	20,702
Total debt (including current maturities)	—	260,000
Stockholders’ equity	136,226	183,280

(1)	During fiscal year 2001, we recorded a $0.5 million gain, reflected in general and administrative expenses, attributable to the settlement of a third-party vendor cancellation fee for less than the amount originally accrued as part of the $4.4 million charge that was incurred by FTD.COM in fiscal year 2000.
(2)	During fiscal year 2002, we recorded the following as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after consummation of the FTD merger and related financing transactions:
•	Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with our 2002 merger with FTD.COM;
•	A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site;
•	Severance costs of $2.2 million for certain former employees in connection with the 2002 merger with FTD.COM and with the termination of a clearinghouse service offering;
•	Merger related expenses of $1.6 million incurred by FTD.COM related to our 2002 merger with FTD.COM;
•	A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. We provide post-retirement health care benefits to qualifying retirees under the terms of our qualified retirement plan. The termination of certain benefits caused a decrease in our post-retirement health care obligation attributed to prior services rendered;
•	A gain of $1.1 million attributable to a single business tax refund related to prior years’ filings; and
•	An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.
(3)	During the six month period ended December 31, 2003, we recorded as a component of general and administrative expense, expenses totaling $1.3 million related to the FTD merger.
(4)	During fiscal year 2001, we recorded a termination charge of $14.5 million, reflected in other expense, net, which was related to the dissolution of a contractual relationship between us and a member-owned trade association.
(5)	During fiscal year 2002, we entered into a new credit agreement. As a result of entering into the new credit agreement and repaying an existing credit facility with the proceeds, unamortized deferred financing costs associated with the existing credit facility were expensed, resulting in a net loss on extinguishment of debt of $0.6 million. These expense items are reflected in other expense, net, in accordance with Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” referred to in this prospectus as “SFAS No. 45.”
(6)	During fiscal year 2003, we recorded as a component of other expense, net, a charge of $11.0 million related to the recording of a liability associated with the proposed settlement of the FTD.COM securities litigation, including administrative costs.
(7)	During the six month period ended December 31, 2003, we recorded as a component of other (income) expense, net, a gain of $1.5 million related to the receipt of insurance proceeds related to the FTD.COM securities litigation.
(8)	In fiscal years 2001 and 2002, minority interest expense represents the public stockholders’ interest in FTD.COM, which was eliminated as a result of the 2002 merger with FTD.COM.
(9)	Working capital represents total current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long term debt).

RISK FACTORS

Our business, operations and financial condition are subject to various risks. Some of these risks are described below, and you should consider carefully the information set forth in this section along with all the other information provided to you in this prospectus before deciding whether to invest in the exchange notes.

Risks Relating To Our Business

Market competition among our existing and potential competitors could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The consumer markets for flowers and specialty gifts are highly competitive and fragmented. In our Consumer Segment, we compete with both traditional distribution channels, other Web sites, floral and specialty gift direct marketers and catalog companies, including 1-800-FLOWERS.COM, Inc. and Proflowers.com. Although less fragmented, our Florist Segment also faces competition. Teleflora and FTD are the largest floral wire-service providers in the U.S. based on membership. Teleflora offers some products and services that are comparable to those we offer, and most florists subscribe to one or more of these competing services. In addition, 1-800-FLOWERS.COM, Inc. operates Bloomlink, a smaller floral wire-service provider.

Some of our existing and potential competitors may have significant competitive advantages over us, including larger customer bases and greater technical expertise, brand recognition or Internet commerce experience. In addition, some of our existing and potential competitors may be able to devote significantly greater resources to marketing campaigns, attracting traffic to their Web sites and call centers, and system development. In addition, we expect competition to continue to increase particularly in our Consumer Segment because there are few barriers to entry into the floral and specialty gift businesses and because of the relative ease with which new Web sites can be developed. Increased competition may result in lower revenues due to price reductions, reduced gross margins and loss of market share. We cannot assure you that we will be able to compete successfully or that competitive pressures will not have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations.

Our business is seasonal. For example, we generated 20.3%, 24.4%, 26.3% and 29.0% of our total revenue in the quarters ended September 30, December 31, March 31 and June 30 of fiscal year 2003, respectively. Revenue and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine’s Day, Easter, Mother’s Day, Thanksgiving and Christmas, fall within that quarter. In addition, depending on the year, the popular floral holiday of Easter sometimes falls within the quarter ending March 31 and sometimes falls within the quarter ending June 30. In addition, historical year over year total revenues and operating results fluctuated in the quarter ended September 30 due to the revenue generated from the Floral Selections Guide, which is published bi-annually.

In view of seasonal variations in the revenues and operating results of our Florist and Consumer Segments, we believe that comparisons of our revenues and operating results for any period with those of the immediately preceding period or the same period of the preceding fiscal year may be of limited relevance in evaluating our historical financial performance and predicting our future financial performance. Our working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth above. Finally, the operational risks described elsewhere in these risk factors may be exacerbated if the events described therein were to occur during a peak season.

Our operating results may suffer if revenues during our peak seasons do not meet our expectations. If revenues during these periods do not meet our expectations, we may not generate sufficient revenue to offset increased costs incurred in preparation for peak seasons and our operating results may suffer.

Loss of members or decrease in average monthly membership fees could have a material adverse effect on our revenues and operating results.

We currently provide a suite of products and services to approximately 20,000 FTD-member florists located primarily in North America. Inability to maintain or increase our membership base in conjunction with maintaining or increasing our average monthly membership fees could have a material adverse effect on our revenues and operating results.

We are dependent on our strategic relationships to help promote our www.ftd.com Web site; failure to establish, maintain or enhance these relationships could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We believe that our strategic relationships with leading Internet portal companies, other online retailers and direct marketers are critical to attract customers, facilitate broad market acceptance of our products and brands and enhance our sales and marketing capabilities. A failure to maintain existing strategic online relationships or to establish additional relationships that generate a significant amount of traffic from other Web sites could limit the growth of our business. Establishing and maintaining relationships with leading Internet portal companies, other online retailers and direct marketers is competitive and expensive. We may not successfully enter into additional relationships. In addition, we may not be able to renew existing relationships beyond their current terms or may be required to pay significant fees to maintain and expand those relationships. Further, many Internet portal companies, other online retailers, and direct marketers that we may approach to establish an advertising presence or with whom we already have an existing relationship may also provide advertising services for our competitors. As a result, these companies may be reluctant to enter into, maintain or expand a relationship with us. Our business, financial condition, results of operations and cash flow may suffer if we fail to enter into new relationships or maintain or expand existing relationships, or if these relationships do not result in traffic sufficient to justify their costs.

In addition, we are subject to many risks beyond our control that influence the success or failure of our strategic partners. For example, traffic to our www.ftd.com Web site could decrease if the traffic to the Web site of an Internet portal company on which we advertise decreases. Our business could be harmed if any of our strategic partners experience financial or operational difficulties or other developments that have a material adverse effect on their performance under our agreements. The occurrence of any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are dependent on third parties who fulfill orders and deliver goods and services to our customers and their failure to provide our customers with high quality products and customer service may harm our brand and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We believe that our success in promoting and enhancing our brand will depend on our success in providing our customers high quality products and a high level of customer service. Our business depends, in part, on the ability of our network of independent FTD-member florists and third-party suppliers who fulfill our orders to do so at high quality levels. We work with FTD-member florists and third-party suppliers to develop best practices for quality assurance; however, we do not directly or constantly control any FTD-member florists or third-party suppliers. Since we do not have constant, direct control over these FTD-member florists and third-party suppliers, issues regarding the quality of flowers, as well as interruptions or delays in product fulfillment may be difficult or impossible to remedy in a timely fashion. If our network of FTD-member florists or third-party suppliers fail to fulfill orders to our customers’ satisfaction, at an acceptable quality level and within the required timeframe, our customers may not shop with us again, which would have a material adverse effect on our business, financial condition, results of operations and cash flow.

We also depend upon a number of third parties for delivery of goods to our customers. For example, we rely on third-party shippers, including United Parcel Service and Federal Express, to deliver specialty gift merchandise to customers. Strikes or other service interruptions affecting these shippers would have an adverse effect on our ability to deliver merchandise on a timely basis. A disruption in any of our shippers’ ability to deliver our products could cause us to lose customers, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, we depend on our customer service department to respond to our customers should they have questions or problems with their orders. During peak periods, we also rely on temporary employees and outsourced staff to respond to customer inquiries. These temporary employees and outsourced staff may not have the same level of commitment to our customers or be as well trained as our full-time employees. If our customers are dissatisfied with the quality of the products or the customer service they receive, our customers may not shop with us again or may choose not to purchase products from another of our product categories, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our success is dependent upon the intellectual property that we use in our business.

We regard the “FTD” trademark, the “Mercury Man” logo, the “FTD.COM” Internet domain name and the other service marks and trademarks, as well as other intellectual property that we use in our business as critical to our success. Since 1994, FTD has applied for the registration of and has been issued trademark registrations for more than 150 trademarks and service marks used in our business in the U.S. and various foreign countries; however, in some other countries, there are certain pre-existing and potentially conflicting trademark registrations held by third parties. We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and license and other agreements with employees, customers and others to protect intellectual property rights. In addition, we may also rely on the third-party owners of the intellectual property rights we license to protect those rights. We license some of our intellectual property rights, including the Mercury Man logo, to third parties. The steps taken by us and those third parties to protect our intellectual property rights may not be adequate, and other third parties may infringe or misappropriate our intellectual property rights. This could have a material adverse effect on our business, financial condition, results of operations and cash flow. Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving.

We are also subject to the risk of adverse claims and litigation alleging that our business processes infringe on the intellectual property rights of others. Those claims may result in lengthy and costly litigation. Moreover, resolution of a claim may require us or one of our subsidiaries to obtain a license to use those intellectual property rights or possibly to cease using those rights altogether. Any of those events could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Computer systems or telephone services failures could have a material adverse effect on us.

We currently depend on third parties to develop, host and maintain our www.ftd.com Web site and to provide telephone services to our 1-800-SEND-FTD toll-free telephone number. If these third parties experience system failures as a result of failing to adequately maintain their systems or otherwise, we would experience interruptions and our customers might not continue to utilize our services. There can be no assurance that our resources to maintain our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number without these or other third parties will be sufficient. In addition, we own systems, including the Mercury Network and an order processing and customer service system for our Consumer Segment, which are located at our Downers Grove, Illinois facility, which provide communication to our fulfilling florists and consumer order services. We may experience interruptions in service due to failures by these systems. The continuing and uninterrupted performance of our computer systems is critical to the success of our business strategy. Unanticipated problems affecting those systems could cause interruptions in our services. Any damage or failure that interrupts or delays operations may dissatisfy customers and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, our Internet customers depend on their Internet service providers for access to our www.ftd.com Web site. These providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future. These types of occurrences could cause users to perceive our www.ftd.com Web site as not functioning properly and therefore cause them to stop using our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may be unable to increase capacity or introduce enhancements to our www.ftd.com Web site or our 1-800-SEND-FTD toll-free telephone number in a timely manner or without service interruptions.

A key element of our strategy is to generate a high volume of traffic on our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. However, we may not be able to accommodate all of the growth in user demand on our www.ftd.com Web site and through our 1-800-SEND-FTD toll-free telephone number. Our inability to add additional hardware and software to upgrade our existing technology or network infrastructure to accommodate in a timely manner increased traffic on our www.ftd.com Web site or increased volume through our 1-800-SEND-FTD toll-free telephone number, may cause decreased levels of customer service and satisfaction. Failure to implement new systems effectively or within a reasonable period of time could have a material affect our business, financial condition, results of operations and cash flow.

We also regularly introduce additional or enhanced features and services to retain current customers and attract new customers to our www.ftd.com Web site. If we introduce a feature or a service that is not favorably received, our current customers may not use our www.ftd.com Web site as frequently, and we may not be successful in attracting new customers. We may also experience difficulties that could delay or prevent us from introducing new services and features. Furthermore, these new services or features may contain errors that are discovered only after they are introduced. We may need to significantly modify the design of these services or features to correct errors. Customers encountering difficulty with or not accepting new services or features could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Online privacy concerns, FTC enforcement of privacy policy statements and security breaches could harm our Internet business.

The Federal Trade Commission, referred to in this prospectus as the “FTC,” has proposed regulations regarding the collection and use of personal identifying information obtained from individuals when accessing Web sites, with particular emphasis on access by minors. In addition, other governmental authorities have proposed regulations to govern the collection and use of personal information that may be obtained from customers or visitors to Web sites. These regulations may include requirements that procedures be established to disclose and notify users of our www.ftd.com Web site of our privacy and security policies, obtain consent from users for collection and use of information and provide users with the ability to access, correct or delete personal information stored by us. In addition, the FTC has made inquiries and investigations of companies’ practices with respect to their information collection and dissemination practices to confirm these are consistent with stated privacy policies and to determine whether precautions are taken to secure consumer’s personal information. The FTC has made inquiries, and in a number of situations, brought actions against companies to enforce the privacy policies of these companies, including policies relating to security of consumer’s personal information.

The FTC made an inquiry of FTD.COM relating to an incident that occurred with respect to our www.ftd.com Web site. As a result of the incident, some personal information of fewer than 350 customers could have been accessible to others without authorization. After supplying the FTC staff with written responses to their inquiry and answering their questions, the FTC staff members conducting this inquiry advised us that the FTC staff was recommending no further action be taken. The New York Attorney General’s Office, internal bureau, also requested information about the incident previously reviewed by the FTC. We provided the information requested by the New York Attorney General’s Office in June 2003 and to date have not received any further questions or requests from the New York Attorney General’s Office.

Becoming subject to the FTC’s regulatory and enforcement efforts or to those of another governmental authority could have a material adverse effect on our ability to collect demographic and personal information from users, which, in turn, could have a material adverse effect on our marketing efforts, business, financial condition, results of operations and cash flow. In addition, the adverse publicity regarding the existence or results of an investigation could have an adverse impact on customers’ willingness to use our site and thus could adversely impact our future revenues.

Security on the Internet requires having in place reasonable measures to protect against foreseeable risks and keeping technology and procedures up to date. We cannot guarantee that our security measures and procedures will prevent security breaches. Our www.ftd.com Web site uses licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card and debit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology we use to protect customer transaction data. Since secure transmission of confidential information over the Internet is essential in maintaining consumer confidence in our www.ftd.com Web site, substantial or ongoing security breaches of our system or other Internet-based systems could significantly harm our Internet business. While our www.ftd.com Web site has not experienced any material security breaches, any penetration of network security or other misappropriation of our users’ personal information could subject us to liability. We could be held liable for claims based on unauthorized purchases with credit card or debit card information, impersonation or other similar fraud claims. Claims also could be based on other misuses of personal information, such as unauthorized marketing activities. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability.

We may also incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in operations. Our insurance policies’ limits may not be adequate to reimburse us for losses caused by security breaches.

We may be unable to effectively market our international fulfillment capabilities to North American consumers and a decline in the quality of orders sent abroad could have a material adverse effect on our business, financial condition, results of operations and cash flow.

As part of our business strategy, we intend to continue to market our affiliation with 29,000 florists outside North America to North American consumers who may be interested in sending flowers to relatives, friends and business associates living abroad. This international aspect of our business is subject to the risk of inconsistent quality of merchandise and disruptions or delays in delivery because these foreign florists may not necessarily adhere to the same quality control standards as FTD-member florists who fulfill orders in North America. North American consumers who choose not to place subsequent domestic orders with us because they were not satisfied with the results of an order they sent abroad could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our business could be injured by significant credit card or debit card fraud.

Orders placed through our www.ftd.com Web site or 1-800-SEND-FTD toll-free telephone number typically are paid for using a credit card or debit card. When a customer makes a purchase, our third-party service providers processes the order and charges the customer’s credit card or debit card. Our net sales and gross margins would decrease if we experience significant credit card or debit card fraud. Failure to adequately detect and avoid fraudulent credit card or debit card transactions could cause us to lose our ability to accept credit cards or debit cards as forms of payment and result in charge-backs to us of the fraudulently charged amounts. Furthermore, this could reduce our net sales and gross margins because widespread credit card or debit card fraud may lessen our customers’ willingness to purchase products over the internet using their credit cards or debit cards. As a result, such failure could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We are exposed to the credit risk of FTD-member florists.

When an FTD-member florist fulfills an order from another FTD-member florist, we become liable to that fulfilling FTD-member florist for payment on the order even though we may not receive payment from the sending FTD-member florist. Accordingly, we are subject to the credit risk of FTD-member florists. Although we reserve for this exposure, we cannot assure you that the exposure will not be greater than we anticipate. An increase in the exposure, coupled with material instances of default, could have an adverse effect on our business, financial condition, results of operations and cash flow.

Our business operations are restricted by a consent order, which prohibits certain restrictions relating to FTD membership.

We are subject to certain operating restrictions imposed by the Modified Final Judgment, dated November 13, 1990, of the U.S. District Court for the Eastern District of Michigan in U.S. v. Florists’ Telegraph Delivery Association, and U.S. v. Florists’ Transworld Delivery Association, which are collectively referred to in this prospectus as the “consent order.” The consent order prohibits us, among other things, from restricting FTD membership to florists who are not subscribers of a competing clearinghouse. This consent order does not expire until August 1, 2005.

Because of the consent order, we are required to allow any florist who can meet FTD’s general membership rules to become a member of FTD even if they are a member of another wire-service. Other wire-services could require their members to be exclusive to their service. Such a requirement could present the other wire-services with a competitive advantage as incentives could be offered to members in competing wire-services to sever their membership with FTD and to use the competing wire-service exclusively as their clearinghouse for sending and receiving flowers-by-wire orders, potentially reducing membership in FTD to levels that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive markets in which we operate will continue to depend to a significant extent on our leadership team and other key management personnel. We cannot assure you that these senior officers will remain employed with us. The loss of any of these individuals could have a material adverse effect on our business. For more information, see “Management—Employment Agreements.”

Slowdowns in general economic activity may detrimentally impact consumer spending on flowers and other products we sell which would have an adverse effect on our business, financial condition, results of operations, and cash flow.

Our business is sensitive to the business cycle of the national economy. Consumer spending on flowers and specialty gifts may be influenced by general economic conditions and the availability of discretionary income. A decline in general economic conditions may have a material adverse effect on demand for our products, which could cause sales of our products to decrease. There can be no assurances that future economic conditions will be favorable to the floral and specialty gifts markets. A decline in the demand for our products due to deteriorating economic conditions could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

If the supply of flowers or any other perishable product we offer for sale becomes limited, the price of these products could rise or these products may be unavailable and our revenues and gross margins could decline and, since we are subject to various regulations applicable to the importation of flowers and the sale and handling of food items, any future governmental regulation could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Many factors, such as weather conditions, agricultural limitations and restrictions relating to the management of pests and disease, affect the supply of flowers and the price of our floral products. If the supply of flowers available for sale is limited, prices of flowers could rise, which could cause customer demand for our floral products to be reduced and our revenues and gross margins to decline. Alternatively, we may not be able to obtain high quality flowers in an amount sufficient to meet customer demand. Even if available, flowers from alternative sources may be of lesser quality and/or may be more expensive than those currently offered by us.

In addition, we purchase perishable products from suppliers in foreign countries, which subjects us to various federal, state and local government regulations, including regulations imposed by the U.S. Food & Drug Administration, or FDA, the U.S. Department of Labor, Occupational Safety and Health Administration, or OSHA, the U.S. Department of Agriculture, or USDA, and Animal and Plant Health Inspection Service, or APHIS. These agencies or another federal, state or local food regulatory authorities may require us to make changes to our importation procedures and sales and handling operations. These changes may increase our cost of operations or we may not be able to make the requested governmental changes or obtain any required permits, licenses or approvals in a timely manner, or at all. Failure to make requested changes or to obtain or maintain a required permit, license or approval could cause us to incur substantial compliance costs and delay the availability of, or cancel, certain product offerings. In addition, any inquiry or investigation from a regulatory authority could have a negative impact on our reputation. The occurrence of any of these events could harm our business and have a material adverse effect on our business, financial condition, results of operations, and cash flow.

The availability and price of these products could be affected by a number of other factors affecting foreign suppliers, including:

•	import duties and quotas;

•	time-consuming import regulations or controls at airports;

•	changes in trading status;

•	economic uncertainties and currency fluctuations;

•	foreign government regulations and political unrest;

•	governmental bans or quarantines;

•	trade restrictions, including U.S. retaliation against foreign trade practices; or

•	severe weather.

The operating and financial success of our business is dependent on the financial performance of the U.S. retail florist industry.

The operating and financial success of our business has been and is expected to continue to be dependent on the financial performance of the retail florist industry. Retail florists are now second to mass merchants as a distribution channel in the floral industry in the U.S. This is primarily due to the growth of non-traditional channels of distribution such as the mass merchandisers, supermarkets, 1-800 numbers, Internet sales and mail order catalogs. There can be no assurance that the retail florist industry will not continue to lose market share to other floral distribution channels, or that retail florist revenues or flowers-by-wire transactions will not decline in absolute terms. A sustained decline in the sales volume of the retail florist industry could have a material adverse effect on our business, financial condition, results of operations, and cash flow.

Government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business.

Online commerce is relatively new and rapidly changing, and federal and state regulations relating to the Internet and online commerce are evolving. Currently, there are few laws or regulations directly applicable to the Internet or online commerce on the Internet, and the laws governing the Internet that exist remain largely unsettled. New Internet laws and regulations could dampen growth in use and acceptance of the Internet for commerce. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, libel, obscenity and personal privacy is uncertain. The vast majority of those laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not expressly contemplate or address the unique issues presented by the Internet and related technologies. Further, growth and development of online commerce have prompted calls for more stringent consumer protection laws, both in the U.S. and abroad. The adoption or modification of laws or regulations applicable to the Internet could have a material adverse effect on our Internet business operations. We also are subject to regulation not specifically related to the Internet, including laws affecting direct marketers and advertisers.

In addition, in 1998, the Internet Tax Freedom Act was enacted, which generally placed a three-year moratorium on state and local taxes on Internet access and on multiple or discriminatory state and local taxes on electronic commerce. This moratorium was extended until November 1, 2003. Congress is currently considering legislation that would further extend such moratorium. We cannot predict whether such legislation will be enacted nor can we predict the specific nature of any such legislation or whether such legislation would be retroactive. If this moratorium is not extended in its current form, state and local governments could impose additional taxes on Internet-based transactions, and these taxes could decrease our ability to compete with traditional retailers and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, several telecommunications carriers have requested that the Federal Communications Commission regulate telecommunications over the Internet. Due to the increasing use of the Internet and the burden it has placed on the current telecommunications infrastructure, telephone carriers have requested the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC imposes access fees, the costs of using the Internet could increase dramatically. This could result in the reduced use of the Internet as a medium for commerce, which could have a material adverse effect on our Internet business operations.

Federal, state and local governments may attempt to impose additional sales and use taxes or other taxes on the business activities conducted by our Consumer Segment, including our past sales, which could decrease our ability to compete with traditional retailers, reduce our sales and have a material adverse effect on our business, financial condition, results of operations and cash flow.

In accordance with current industry practice by floral and specialty gift direct marketers and our interpretation of applicable law, our Consumer Segment collects and remits sales taxes only with respect to deliveries made in a limited number of states where its online and telephonic sales channels have physical presence. If states successfully challenge this practice and impose sales and use taxes on orders delivered in states where we do not have physical presence, we could incur substantial tax liabilities for past sales and lose sales that could harm our business. In addition, future changes in the operation of our online and telephonic sales channels could result in the imposition of additional sales and use tax obligations. Moreover, a number of states, as well as the U.S. Congress, have been considering various legislative initiatives that could result in the imposition of additional sales and use taxes on sales over the Internet, which if enacted could require us to collect additional sales and use taxes. The imposition of sales or use tax liability for past or future sales could decrease our ability to compete with traditional retailers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

Although it is not currently a part of our business plan, we may not successfully identify or complete future acquisitions, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may seek to expand our business partly through acquisitions. However, if any reasonable acquisition candidates were to be identified, we cannot assure you that we will succeed in:

•	completing acquisitions;

•	integrating acquired operations into our existing operations; or

•	expanding into new markets.

We also cannot assure you that future acquisitions will not have an adverse effect on our operating results, particularly in the fiscal quarters immediately following their completion while we integrate the operations of the acquired business. Once integrated, acquired operations may not achieve levels of revenues, profitability or productivity comparable with those achieved by our existing operations, or otherwise perform as expected.

We may incur restructuring or impairment charges that would reduce our earnings.

We may incur restructuring charges in connection with any future acquisitions. These restructuring charges would be undertaken to realign our operations, eliminate duplicative functions, rationalize our operating facilities and products and reduce our staff. In addition, following the FTD merger, our financial statements will reflect a significant amount of goodwill and intangible assets. On January 1, 2002, we adopted Statement of Financial Accounting Standards, No. 142, “Goodwill and Other Intangible Assets,” referred to in this prospectus as “SFAS No. 142,” which requires that goodwill and intangible assets that have an indefinite useful life be tested at least annually for impairment. SFAS No. 142 requires us to perform an annual assessment for possible impairment of our goodwill and intangible assets following the FTD merger. If we determine our goodwill or intangibles to be impaired, the resulting non-cash charge could be substantial.

Risks Relating To The Exchange Notes and The Exchange Offer

If you do not properly tender your outstanding notes, your ability to transfer such outstanding notes will be adversely affected.

We will only issue exchange notes in exchange for outstanding notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you may continue to hold outstanding notes that are subject to the existing transfer restrictions. In addition, if you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. After the exchange offer is consummated, if you continue to hold any outstanding notes, you may have difficulty selling them because there will be less outstanding notes outstanding. In addition, if a large amount of outstanding notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of such exchange notes.

Our substantial level of indebtedness could have a material adverse effect on our financial condition and prevent us from fulfilling our obligations under the notes.

In connection with the consummation of the FTD merger and related financing transactions, we incurred a substantial amount of debt. As of the consummation of the FTD merger, we had approximately $260.0 million of total indebtedness and $50.0 million of availability under the revolving credit facility under our new senior credit facility. In addition, subject to restrictions in the indenture governing the notes and restrictions in our new senior credit facility, we may incur additional indebtedness. Our high level of indebtedness could have important consequences to you, including the following:

•	it may be more difficult for us to satisfy our obligations with respect to the notes;

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

•	we may be limited in our ability to borrow additional funds;

•	we may have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we may be more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the money to pay our expenses and to pay the principal and interest on the notes, our new senior credit facility and other debt from cash flow from our operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our indebtedness, including the notes, and meet our other obligations. If we do not have enough liquidity, we may be required to refinance all or part of our existing debt, including the notes, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements, including our new senior credit facility and the indenture governing the notes may restrict us from pursuing any of these alternatives.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur more debt. This could further exacerbate the risks associated with our substantial leverage.

Subject to the restrictions contained in our new senior credit facility and in the indenture governing the notes, we and our subsidiaries may also be able to incur additional indebtedness in the future. If new debt is added to our or our subsidiaries’ current debt levels, the related risks that we now face could intensify. For more information, see “Description of New Senior Credit Facility” and “Description of Notes—Certain Covenants.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may be unable to generate sufficient cash flow to meet our debt service obligations, including payments on the notes.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule, or at all, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including our new senior credit facility or the notes, or to fund our other liquidity requirements. We may need to refinance all or a portion of our indebtedness, including the notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our new senior credit facility or the notes, on commercially reasonable terms or at all.

The indenture governing the notes and the agreements governing our other indebtedness, including our new senior credit facility, impose significant operating and financial restrictions, which may limit our ability to make payments on the notes or prevent us from capitalizing on business opportunities and taking certain corporate actions.

The indenture governing the notes and the agreements governing our other indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability to take certain actions including our ability to:

•	incur additional indebtedness;

•	create liens or other encumbrances;

•	pay dividends or make certain other payments, investments, loans and guarantees; and

•	sell or otherwise dispose of assets and merge or consolidate with another entity.

In addition, our new senior credit facility requires us to meet certain financial ratios and financial condition tests. For more information, see “Description of New Senior Credit Facility” and “Description of Notes—Certain Covenants.” Events beyond our control can effect our ability to meet these financial ratios and financial condition tests. Our failure to comply with these obligations could cause an event of default under our new senior credit facility. If an event of default occurs, our lenders could elect to declare all amounts outstanding, including accrued and unpaid interest, under our new senior credit facility to be immediately due, and the lenders could foreclose upon the assets securing our new senior credit facility. In that event, we cannot assure you that we would have sufficient assets to repay all of our obligations, including the notes. We may incur other indebtedness in the future that may contain financial or other covenants more restrictive than those applicable to our new senior credit facility or the indenture governing the notes.

The notes are subordinated to all our senior indebtedness. Our ability to service our indebtedness is dependent on the earnings of, and the receipt of distributions from, our subsidiaries.

The notes are our senior subordinated unsecured obligations and are subordinated in right of payment to all of our existing and future senior indebtedness, including any borrowings under our new senior credit facility. In the event of our bankruptcy, liquidation or reorganization, or upon acceleration of the notes due to an event of default under the indenture governing the notes and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. In addition, we will not make any payments on the notes in the event of payment defaults or other specified defaults on our designated senior indebtedness.

We depend on our subsidiaries for substantially all of our cash flow. If any of our subsidiaries is not permitted to pay us dividends or other distributions, we may not have sufficient cash to fulfill our obligations under the notes.

Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of the applicable subsidiary’s creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Our or our subsidiaries’ incurrence of additional debt or liabilities could have a material adverse effect on our ability to pay our obligations on the notes. We expect that we and our subsidiaries will from time to time incur additional indebtedness and other liabilities.

Under certain circumstances, a court could cancel our obligations under the notes or our domestic subsidiaries’ obligations under their guarantees.

If we become a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer law a court might avoid (that is, cancel) our obligations under the notes. The court might do so if it found that when we issued the notes:

•	we received less than reasonably equivalent value or fair consideration, and

•	we either:

•	were or were rendered insolvent,

•	were left with inadequate capital to conduct our business, or

•	believed or reasonably should have believed that we would incur debts beyond our ability to pay.

The court might also avoid the notes, without regard to those factors, if it found that we issued them with actual intent to hinder, delay, or defraud our creditors.

Similarly, if one of our domestic subsidiaries becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, a court might avoid (that is, cancel) its guarantee, if it finds that when the subsidiary issued its guarantee (or in some jurisdictions, when payments became due under the guarantee), the conditions described in the bullets above were satisfied with respect to the subsidiary, or if it found that the subsidiary issued its guarantee with actual intent to hinder, delay, or defraud its creditors.

A court would likely find that neither we nor any subsidiary received reasonably equivalent value or fair consideration for incurring our respective obligations under the notes and guarantees unless we or the subsidiary benefited directly or indirectly from the notes’ issuance. In other instances, courts have found that an issuer did not receive reasonably equivalent value or fair consideration if, in a leveraged transaction, the proceeds of the issuance were paid to the issuer’s stockholders, although we cannot predict how a court would rule in this case.

The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all its property, or if its assets’ present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, “debts” includes contingent and unliquidated debts.

We may not be able to satisfy our obligations to the holders of the notes upon a change of control.

Subject to our right to redeem the notes, upon the occurrence of a “change of control,” as defined in the indenture governing the notes, each holder of the notes will have the right to require us to repurchase the outstanding notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Our failure to purchase, or give notice of purchase of, the notes would be a default under the indenture governing the notes, which would in turn be a default under our new senior credit facility.

If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of notes or to satisfy all obligations under our new senior credit facility and the indenture governing the notes. In order to satisfy our obligations, we could seek to refinance the indebtedness under our new senior credit facility and the indenture governing the notes or obtain a waiver from the lenders or holders of the notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

There is no established trading market for the exchange notes and we cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.

The exchange notes are a new issue of securities for which there is currently no trading market. Although we expect the exchange notes to be eligible for trading in PORTAL, we cannot assure you that an active trading market for the exchange notes will develop or be sustained. The initial purchasers of the outstanding notes advised us that they intended to make a market in the outstanding notes after offering of such notes was completed. The initial purchasers of the outstanding notes are not obligated, however, to make a market in the outstanding notes or the exchange notes and any such market making may be discontinued at any time at the sole discretion of the initial purchasers of the outstanding notes.

In addition, changes in the overall market for debt securities, changes in our prospects or financial performance or in the prospects for companies in our industry generally could have a material adverse effect on the liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes. If an active market for the exchange notes fails to develop or be sustained, the trading price could fall. If an active trading market were to develop, they could trade at prices that may be lower than the initial offering price. Whether or not they could trade at lower prices depends on a number of factors, including, but not limited to:

•	prevailing interest rates;

•	the markets for similar securities;

•	general economic conditions; and

•	our financial condition, historical financial performance and future prospects.

Our direct and indirect controlling stockholders could delay, deter or prevent a change of control or other business combination and take actions or otherwise cause us to take actions with which you as a holder of notes may disagree or which might not be in your best interests.

We are a wholly-owned subsidiary of Mercury Man Holdings Corporation which is not subject to the restrictive covenants under the indenture governing the notes. Mercury Man Holdings Corporation is a subsidiary of Green Equity Investors IV, L.P. In connection with the FTD merger, Green Equity Investors IV, L.P., an affiliate of Green Equity Investors IV, L.P., Mercury Man Holdings Corporation and the management investors entered into a stockholders’ agreement that restricts the ability of such management investors to freely transfer their securities in Mercury Man Holdings Corporation and gives Mercury Man Holdings Corporation and Green Equity Investors IV, L.P. a right of first refusal if any of such management investors seeks to make specified transfers of his or her securities to a third party.

The interests of Green Equity Investors IV, L.P. as an equity holder of Mercury Man Holdings Corporation may not be aligned with your interests as a holder of the notes. In addition, Green Equity Investors IV, L.P. may have an interest in pursuing acquisitions and other transactions that, in its judgment, could enhance its equity investment, even though such transactions may involve risks to you as a holder of the notes. For more information, see “Certain Relationships and Related Party Transactions—Agreements Related to the FTD Merger—Stockholders’ Agreement and Registration Rights Agreement” and “Certain Relationships and Related Party Transactions—Agreements Related to the FTD Merger—Management Services Agreement.”

THE FTD MERGER AND RELATED FINANCING TRANSACTIONS

On October 5, 2003, FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation entered into the FTD merger agreement. Mercury Man Holdings Corporation and Nectar Merger Corporation were formed by Green Equity Investors IV, L.P., an affiliate of Leonard Green & Partners, L.P., for purposes of effecting the transactions contemplated by the FTD merger agreement. On February 6, 2004, Nectar Merger Corporation issued the outstanding notes. The net proceeds from the sale of the outstanding notes were placed in a secured proceeds account pending the consummation of the FTD merger. On February 24, 2004, FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation consummated the transactions contemplated by the FTD merger agreement and the related financing transactions, including the following:

•	Pursuant to the FTD merger, FTD, Inc. assumed all obligations under the outstanding notes and all of FTD, Inc.’s domestic subsidiaries guaranteed the outstanding notes. In connection with the consummation of the FTD merger, the escrowed net proceeds were released to fund a portion of the FTD merger consideration. As a result of the FTD merger, Mercury Man Holdings Corporation owns 100% of the outstanding common stock of FTD, Inc.

•	FTD, Inc. borrowed $85.0 million under a seven-year term loan under our new senior credit facility entered into with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, UBS Securities LLC, as syndication agent, and Wells Fargo Bank, N.A., as documentation agent, in connection with the FTD merger. Our new senior credit facility includes a $50.0 million revolving credit facility for working capital and general corporate purposes that was undrawn at the consummation of the FTD merger. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount. A portion of our new revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility. For more information, see “Description of New Senior Credit Facility.”

•	Green Equity Investors IV, L.P., an affiliate of Green Equity Investors IV, L.P. and certain members of our senior management made an investment in the preferred and common stock of Mercury Man Holdings Corporation totaling approximately $185.4 million, including an investment of approximately $4.4 million in the aggregate in the equity of Mercury Man Holdings Corporation by Robert Norton, our chairman and chief executive officer, and certain other members of senior management. Such members of senior management are collectively referred to in this prospectus as the “management investors.” For more information, see “Prospectus Summary—Sources and Uses.” Since the consummation of the FTD merger and related financing transactions, Green Equity Investors IV, L.P., the affiliate of Green Equity Investors IV, L.P. and the management investors have owned all of the equity of Mercury Man Holdings Corporation.

•	We applied the proceeds of the outstanding notes, borrowings under our new senior credit facility and the equity investments described above as set forth below under “—Sources and Uses.”

Sources and Uses

The following table summarizes the sources and uses of funds for the FTD merger and related financing transactions.

(dollars in millions)
Sources of Funds:
Cash on hand	$19.4
Revolving loans under the new senior credit facility (funded at the closing of the FTD merger) (1)	—
Term loan under the new senior credit facility	85.0
The outstanding notes	175.0
Contributed equity (2)	185.4

Total sources	$464.8

Uses of Funds:
Merger consideration (3)	$421.1
Litigation settlement (2)	7.3
Repayment of existing indebtedness	—
Fees and expenses	36.4

Total uses	$464.8

(1)	Our new revolving credit facility provides for borrowings of up to $50.0 million in aggregate principal amount and was undrawn upon consummation of the FTD merger. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount.
(2)	Pursuant to the terms of the Stipulation and Settlement Agreement relating to the FTD.COM securities litigation, we are obligated to pay $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. The terms of our new senior credit facility require us to place $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. invested an additional $7.3 million in the preferred stock of Mercury Man Holdings Corporation to fund such escrow account.
(3)	The merger consideration was comprised of $410.6 million for FTD’s outstanding shares of common stock and $10.5 million for settlement of FTD’s outstanding stock options.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement among Nectar Merger Corporation, the guarantors of the notes and the initial purchasers of the outstanding notes. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. We will receive in exchange outstanding notes in like principal amount. We will retire or cancel all of the outstanding notes tendered in the exchange offer.

On February 6, 2004, Nectar Merger Corporation issued and sold the outstanding notes. The net proceeds from the sale of the outstanding notes were placed in a secured proceeds account pending the consummation of the FTD merger. Nectar Merger Corporation used the net proceeds from the offering of the outstanding notes, together with the proceeds from the issuance and sale of Mercury Man Holdings Corporation’s preferred stock and common stock, borrowings under our new senior credit facility and cash on hand, to consummate the FTD merger and to pay related fees and expenses. Pursuant to the FTD merger, FTD, Inc. assumed all obligations under the outstanding notes and all of FTD, Inc.’s domestic subsidiaries guaranteed the outstanding notes. For more information, see “The FTD Merger and Related Financing Transactions.”

CAPITALIZATION

The following table sets forth our unaudited cash and cash equivalents and capitalization as of December 31, 2003 on an actual basis and on a pro forma basis after giving effect to the consummation of the FTD merger and related financing transactions and the application of the proceeds thereof as if they had occurred on December 31, 2003. The table below should be read in conjunction with the “Summary Consolidated Financial and Other Data” and the notes thereto, “Selected Historical Financial Data of FTD, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of New Senior Credit Facility,” “The FTD Merger and Related Financing Transactions” and our consolidated financial statements and the notes to those statements, including our unaudited pro forma condensed consolidated financial statements and the notes to those statements, included elsewhere in this prospectus.

	As of and for the Twelve Months Ended December 31, 2003
	Actual	Pro Forma
	(dollars in thousands)
Cash on hand (1)	$11,275	$—

Debt:
Existing Debt (1)	—	—
New senior credit facility:
Revolving loans (2)	—	—
Term loan	—	85,000
The outstanding notes	—	175,000

Total debt	—	260,000

Total stockholders’ equity (3)	136,226	183,280

Total capitalization	$147,501	$443,280

(1)	Reflects FTD’s cash on hand and indebtedness as of December 31, 2003.
(2)	Our new revolving credit facility provides for borrowings of up to $50.0 million in aggregate principal amount and was undrawn upon consummation of the FTD merger. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount.
(3)	The actual contributed equity at the closing of the FTD merger was $185.4 million, excluding the $7.3 million invested by Green Equity Investors IV, L.P. in the preferred stock of Mercury Man Holdings corporation to fund the escrow for the payment of our liability under the Stipulation and Settlement Agreement relating to the FTD.COM securities litigation. For more information, see “The FTD Merger and Related Financing Transaction.”

SELECTED HISTORICAL FINANCIAL DATA OF FTD, INC.

We derived the following information from our audited consolidated financial statements as of and for the fiscal years ended June 30, 1999 through 2003 and our unaudited consolidated financial statements for the six month periods ended December 31, 2002 and 2003. The results for the six month period ended December 31, 2003 are not necessarily indicative of the results to be expected for the full year. For more information, see “Risk Factors—Our revenues and operating results fluctuate on a seasonal basis and may suffer if revenues during peak seasons do not meet our expectations.” This table should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(dollars in thousands, except per share data)
Statement of Operations Data:
Revenues	$209,385	$264,834	$305,995	$325,266	$363,343	$162,377	$170,371
Cost of goods sold and services provided	95,894	135,069	159,879	177,328	203,905	88,744	93,406

Gross profit	113,491	129,765	146,116	147,938	159,438	73,633	76,965
Selling, general and administrative expenses	102,747	152,871 (1)	120,826 (2)	127,280 (3)	122,639	57,164	60,967	(4)

Income (loss) from operations	10,744	(23,106)	25,290	20,658	36,799	16,469	15,998
Other (income) expense, net	13,799 (5)	4,006	18,660 (6)	3,400 (5)	12,137 (7)	905	(1,037	)(8)
Income tax expense (benefit)	(194)	(7,586)	3,401	6,718	15,373	6,408	6,686
Minority interest (9)	—	(4,389)	1,908	2,525	—	—	—

Net income (loss)	$(2,861)	$(15,137)	$1,321	$8,015	$9,289	$9,156	$10,349

Net income (loss) per share—basic	$(0.19)	$(0.99)	$0.09	$0.55	$0.57	$0.56	$0.63

Net income (loss) per share—diluted	$(0.19)	$(0.99)	$0.09	$0.54	$0.56	$0.55	$0.62

Other Data:
Cash flows provided by (used in) operating activities	$(2,504)	$(4,298)	$16,017	$25,784	$30,400	$13,613	$19,163
Cash flows used in investing activities	(9,184)	(15,804)	(5,880)	(12,741)	(19,210)	(15,412)	(3,389)
Cash flows provided by (used in) financing activities	538	38,469	(43)	(7,475)	(45,940)	(31,243)	(6,482)
Capital expenditures	8,970	15,655	3,952	4,453	4,528	2,513	3,389
Depreciation and amortization	7,307	8,628	9,487	9,421	7,898	3,776	4,021
Ratio of earnings to fixed charges (10)	0.6x	—	2.3x	6.2x	16.6x	15.5x	39.3x
Balance Sheet Data:
Working capital (deficit) (11)	$(10,753)	$(20,047)	$(17,154)	$(16,727)	$(24,113)	$(11,637)	$(26,216)
Total assets	144,697	171,466	175,351	231,901	204,371	221,845	222,179
Long-term debt, including current portion	51,750	54,750	54,875	47,000	6,500	20,000	—
Total equity	23,778	47,849	51,139	114,217	122,323	122,111	136,226

(1)	During fiscal year 2000, we recorded a $4.4 million charge, reflected in selling, general and administrative expenses, associated with the write-off of development work related to an unlaunched version of our www.ftd.com Web site. Additionally, during fiscal year 2000, FTD.COM terminated one of its Internet portal distribution agreements. In connection with this termination, we recorded a $2.3 million charge, reflected in selling, general and administrative expenses.
(2)	During fiscal year 2001, we recorded a $0.5 million gain, reflected in general and administrative expenses, attributable to the settlement of a third-party vendor cancellation fee for less than the amount originally accrued as part of the $4.4 million charge that was incurred by FTD.COM in fiscal year 2000.
(3)	During fiscal year 2002, we recorded the following as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after consummation of the FTD merger and related financing transactions:
•	Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with our 2002 merger with FTD.COM;
•	A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site;
•	Severance costs of $2.2 million for certain former employees in connection with the 2002 merger with FTD.COM and with the termination of a clearinghouse service offering;
•	Merger related expenses of $1.6 million incurred by FTD.COM related to our 2002 merger with FTD.COM;
•	A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. We provide post-retirement health care benefits to qualifying retirees under the terms of our qualified retirement plan. The termination of certain benefits caused a decrease in our post-retirement health care obligation attributed to prior services rendered;
•	A gain of $1.1 million attributable to a single business tax refund related to prior years’ filings; and
•	An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.
(4)	During the six month period ended December 31, 2003, we recorded as a component of general and administrative expense, expenses totaling $1.3 million related to the FTD merger.
(5)	In December 1998, we repurchased the $60.0 million aggregate principal amount of our 14% Senior Subordinated Notes due December 15, 2001. The aggregate repurchase price totaled $64.2 million and consisted of the $60.0 million principal amount on such notes and a $4.2 million pre-payment penalty. As a result of the repurchase of such notes, $1.7 million of unamortized discount and $1.2 million of deferred financing costs associated with such notes were expensed in December 1998. Accordingly, the loss on the repurchase of such notes totaled $7.1 million. During fiscal year 2002, we entered into a new credit agreement. As a result of entering into the new credit agreement and repaying an existing credit facility with the proceeds, unamortized deferred financing costs associated with the existing credit facility were expensed, resulting in a net loss on extinguishment of debt of $0.6 million. These expense items are reflected in other expense, net, in accordance with SFAS No. 145.
(6)	During fiscal year 2001, we recorded a termination charge of $14.5 million, reflected in other expense, net, which was related to the dissolution of a contractual relationship between us and a member-owned trade association.
(7)	During fiscal year 2003, we recorded as a component of other expense, net, a charge of $11.0 million related to the recording of a liability associated with the proposed settlement of the FTD.COM securities litigation, including administrative costs.
(8)	During the six month period ended December 31, 2003, we recorded as a component of other (income) expense, net, a gain of $1.5 million related to the receipt of insurance proceeds related to the FTD.COM securities litigation.
(9)	In fiscal years 2000 through 2002, minority interest expense represents the public stockholders’ interest in FTD.COM, which was eliminated as a result of the 2002 merger with FTD.COM.
(10)	For the purposes of calculating the ratio of earnings to fixed charges, we define earnings as income from continuing operations before income taxes and fixed charges (excluding capitalized interest). We define fixed charges as interest expense plus amortized expenses related to indebtedness. For the fiscal year ended June 30, 2000, we had earnings of ($21.4) million and as a result earnings were insufficient to cover fixed charges by $27.1 million.
(11)	Working capital represents total current assets (excluding cash and cash equivalents) less current liabilities (excluding the current portion of long term debt).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and notes to those statements that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results could differ materially from those discussed in the forward-looking statements. You should read the following discussion together with “Risk Factors” and the consolidated financial statements and notes to those statements included elsewhere in this prospectus.

Operations

We generate our revenue from two business segments, the Florist Segment and the Consumer Segment. Composition of our reportable segments for fiscal year 2001 has been reclassified to conform to the current year presentation.

Florist Segment. The Florist Segment includes revenue associated with the services and products provided to FTD-member florists. Within the Florist Segment, our Member Services sub-segment, which is comprised of clearinghouse services, publications and other member services products, represented 58% and 55% of the Florist Segment revenue for the six-month periods ended December 31, 2003 and 2002, respectively, and represented 57%, 57% and 53% of the Florist Segment revenue for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Our Mercury Technology sub-segment, which is comprised of Mercury Network services and Mercury computer equipment products and services, represented 15% and 16% of the Florist Segment revenue for the six-month periods ended December 31, 2003 and 2002, respectively, and represented 15%, 19% and 19% of the Florist Segment revenue for the fiscal years ended June 30, 2003, 2002 and 2001, respectively. Specialty wholesaling products represented 27% and 29% of the Florist Segment revenue for the six-month periods ended December 31, 2003 and 2002, respectively, and represented 28%, 24% and 28% of the Florist Segment revenue for the fiscal years ended June 30, 2003, 2002 and 2001, respectively.

Consumer Segment. The Consumer Segment is comprised of FTD.COM, an Internet and telephone marketer of flowers and specialty gifts, which sells products to consumers through the 1-800-SEND-FTD toll-free telephone number and electronically to consumers through our www.ftd.com Web site. FTD.COM offers same-day delivery of floral orders and next-day delivery of specialty gift orders to nearly 100% of the U.S. and Canadian populations. The majority of orders are fulfilled by a group of independent FTD-member florists who adhere to FTD.COM’s quality and service standards. FTD.COM typically offers over 400 floral arrangements and over 800 specialty gift items, including gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home and stuffed animals.

Six Months Ended December 31, 2003 Compared to Six Months Ended December 31, 2002

Total Revenues

	Six Months Ended December 31,		% Change
	2002	2003
	(in thousands)
Florist Segment	$86,028	$85,247	(0.9)%
Consumer Segment	76,349	85,124	11.5%

Total revenues	$162,377	$170,371	4.9%

Total revenues increased by $8.0 million or 4.9%, to $170.4 million for the six-month period ended December 31, 2003, compared to $162.4 million for the six-month period ended December 31, 2002.

Florist Segment revenue decreased by $0.8 million, or 0.9%, to $85.2 million for the six-month period ended December 31, 2003, compared to $86.0 million for the six-month period ended December 31, 2002. This decrease was primarily related to the fiscal 2003 bi-annual sale of the Floral Selections Guide to FTD-member florists, which provided $4.9 million of incremental revenue during the prior year period. Additionally, in an effort to increase penetration of our technology platforms and to provide a more consistent revenue stream, we revised our mid-tier technology platform and began to lease this platform to customers in fiscal year 2004, rather than offer only a single sale of the equipment, as was the practice in past years. This change contributed to a reduction of current year revenues associated with mid-tier technology products compared to the same period of the prior fiscal year. These decreases were partially offset by improved penetration of its major product and service lines sold to FTD-member florists and a solid Christmas holiday season.

Consumer Segment revenue increased by $8.8 million, or 11.5%, to $85.1 million for the six-month period ended December 31, 2003, compared to $76.3 million for the six-month period ended December 31, 2002. This increase was due to both higher order volumes and increased average order value compared to the six-month period ended December 31, 2002. Total order volume was approximately 1,386,000 orders for the six-month period ended December 31, 2003, representing a 9.0% increase over the prior fiscal year order volume of approximately 1,272,000. This increase in order volume was partially due to an increase in specialty gift sales, the continued success in expanding existing and adding new alliances with marketing partners and expanded product offerings. Additionally, the increase in order volume was attributable to the acquisition of A.F.E. Inc. (d/b/a Flowers USA), which was acquired by us in October 2002. Internet orders were 80.4% of total orders for the six-month period ended December 31, 2003, compared to 76.6% for the six-month period ended December 31, 2002. Average order value for the six-month period ended December 31, 2003 was $61.43, a 2.3% increase compared to $60.04 for the six-month period ended December 31, 2002.

Total Costs of Goods Sold and Services Provided

	Six Months Ended December 31,		% Change
	2002	2003
	(in thousands)
Florist Segment	$28,881	$28,268	(2.1)%
Consumer Segment	58,636	63,846	8.9%
Corporate	1,227	1,292	5.3%

Total costs of goods sold and services provided	$88,744	$93,406	5.3%

Total costs of goods sold and services provided increased by $4.7 million, or 5.3%, to $93.4 million for the six-month period ended December 31, 2003, compared to $88.7 million for the six-month period ended December 31, 2002. Gross margin decreased to 45.2% for the six-month period ended December 31, 2003 from 45.3% for the six-month period ended December 31, 2002, which is primarily due to the higher mix of sales in our lower margin Consumer Segment.

Costs of goods sold and services provided associated with the Florist Segment decreased by $0.6 million, or 2.1%, to $28.3 million for the six-month period ended December 31, 2003, compared to $28.9 million for the six-month period ended December 31, 2002, primarily due to the bi-annual sale of the Floral Selections Guide and the shift to leasing of the mid-tier technology platform partially offset by increased penetration of FTD products and services to FTD-member florists. Gross margin for the Florist Segment increased to 66.8% for the six-month period ended December 31, 2003 from 66.4% for the six-month period ended December 31, 2002, partially due to the prior year sale of the Floral Selections Guide, which is a lower gross profit margin product.

Cost of goods sold and services provided associated with the Consumer Segment increased by $5.2 million, or 8.9%, to $63.8 million for the six-month period ended December 31, 2003, compared to $58.6 million for the six-month period ended December 31, 2002, primarily due to an increase in order volume. Gross margin for the Consumer Segment increased to 25.0% for the six-month period ended December 31, 2003 from 23.2% for the six-month period ended December 31, 2002 partially due to growth in specialty gift sales, which typically have higher gross margins. Specialty gift orders grew 52.6% for the six month period ended December 31, 2003 compared to the six month period ended December 31, 2002. Specialty gift sales were 26.6% of total orders for the six-month period ended December 31, 2003, compared to 19.0% of total orders for the same period of the prior fiscal year.

Cost of goods sold and services provided associated with corporate activities increased $0.1 million, or 5.3%, to $1.3 million for the six-month period ended December 31, 2003, compared to $1.2 million for the six-month period ended December 31, 2002. This increase relates primarily to increases in software and hardware maintenance costs.

Advertising and Selling Costs

	Six Months Ended December 31,		% Change
	2002	2003
	(in thousands)
Florist Segment	$25,478	$26,338	3.4%
Consumer Segment	7,492	8,805	17.5%

Total advertising and selling costs	$32,970	$35,143	6.6%

Advertising and selling costs increased by $2.1 million, or 6.6%, to $35.1 million for the six-month period ended December 31, 2003, compared to $33.0 million for the six-month period ended December 31, 2002.

Advertising and selling costs associated with the Florist Segment increased by $0.8 million, or 3.4%, to $26.3 million for the six-month period ended December 31, 2003, compared to $25.5 million for the six-month period ended December 31, 2002, primarily due to the expansion of the technology sales department and the continued expansion of the sales force, partially offset by a decrease in volume-based rebates associated with orders sent through the FTD clearinghouse.

Advertising and selling costs associated with the Consumer Segment increased by $1.3 million, or 17.5%, to $8.8 million for the six-month period ended December 31, 2003, compared to $7.5 million for the six-month period ended December 31, 2002, primarily due to an increase in online advertising expenses and direct marketing expenses. The increase in online advertising expense is primarily the result of an increase in order volume and the cost per order associated with online marketing partnerships related to online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, taking into consideration the most likely number of orders to be generated under each such agreement. The increase in direct marketing expense is primarily the result of direct response television and radio advertising done in the current fiscal year that was not conducted during same period of the prior fiscal year.

General and Administrative Costs

	Six Months Ended December 31,		% Change
	2002	2003
	(in thousands)
Florist Segment	$5,335	$5,351	0.3%
Consumer Segment	6,047	6,943	14.8%
Corporate	12,812	13,530	5.6%

Total general and administrative costs	$24,194	$25,824	6.7%

General and administrative costs increased $1.6 million or 6.7% to $25.8 million for the six-month period ended December 31, 2003 compared to $24.2 million for the six-month period ended December 31, 2002.

General and administrative costs for the Florist Segment remained constant at $5.4 million for the six-month period ended December 31, 2003 compared to $5.3 million for the six-month period ended December 31, 2002.

General and administrative costs for the Consumer Segment increased by $0.9 million, or 14.8%, to $6.9 million for the six-month period ended December 31, 2003 compared to $6.0 million for the six-month period ended December 31, 2002, primarily due to increased Web hosting costs resulting primarily from growth in Internet order volume, increased depreciation expense and an increase in headcount related to an expansion of the technology department.

Corporate general and administrative costs increased $0.7 million, or 5.6%, to $13.5 million for the six-month period ended December 31, 2003 compared to $12.8 million for the six-month period ended December 31, 2002, primarily due to $1.3 million of legal and professional fees related to the FTD merger. This was partially offset by a decrease in deferred compensation expenses resulting from the full vesting of restricted stock during the prior fiscal year and a decrease in compensation expense.

Other Income and Expenses

	Six Months Ended December 31,		% Change
	2002	2003
	(in thousands)
Interest income	$(127)	$(13)	(89.8)%
Interest expense	1,077	445	(58.7)%
Other (income) expense, net	(45)	(1,469)	nm

Total other income and expenses	$905	$(1,037)	(214.6)%

Interest income decreased to $13,000 for the six-month period ended December 31, 2003 compared to $127,000 for the six-month period ended December 31, 2002. This decrease is primarily related to a decrease in cash balances and a decrease in interest rates.

Interest expense decreased $0.7 million to $0.4 million for the six-month period ended December 31, 2003 compared to $1.1 million for the six-month period ended December 31, 2002. The decrease is primarily due to a decrease in debt balances and a reduction in interest rates.

Other (income) expense, net was $1.5 million of income for the six-month period ended December 31, 2003 compared to $45,000 of income for the six-month period ended December 31, 2002. In the six-month period ended December 31, 2003, we recorded a $1.5 million gain as a result of the settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers in connection with the FTD.COM securities litigation.

Year Ended June 30, 2003, Compared to Year Ended June 30, 2002

Total Revenues

	Year Ended June 30,		% Change
	2002	2003
	(in thousands)
Florist Segment	$171,197	$172,385	0.7%
Consumer Segment	154,069	190,958	23.9

Total revenues	$325,266	$363,343	11.7%

Total revenues increased by $38.0 million, or 11.7%, to $363.3 million for the fiscal year ended June 30, 2003, compared to $325.3 million for the fiscal year ended June 30, 2002.

Florist Segment revenue increased by $1.2 million, or 0.7%, to $172.4 million for the fiscal year ended June 30, 2003, compared to $171.2 million for the fiscal year ended June 30, 2002. This increase in revenues is primarily related to the bi-annual sale of the Floral Selections Guide, which was sold during fiscal year 2003, and an increase in sales related to FTD’s wholesale products, which include FTD’s branded floral supplies and wholesale fresh flowers. This increase in revenues was partially offset by a decrease in revenues associated with orders sent over the Mercury Network. The primary reasons for this decrease were related to the termination of a relationship with a competing clearinghouse, which resulted in fewer orders being transmitted over the Mercury Network, and a planned reduction in the per order transmission fees charged by us, which went into effect in July 2002.

Consumer Segment revenue increased by $36.9 million, or 23.9%, to $191.0 million for the fiscal year ended June 30, 2003, compared to $154.1 million for the fiscal year ended June 30, 2002 primarily due to increased order volume. Total order volume was approximately 3.2 million orders for the fiscal year ended June 30, 2003, representing a 22.8% increase over the prior fiscal year order volume of approximately 2.6 million. This increase in order volume was primarily due to continued growth in organic order volume due to new and existing marketing initiatives and expanded product offerings. Additionally, the increase in order volume was attributable to the acquisition of the businesses of National Flora, Inc., Flowers Direct, L.L.C. and A.F.E. Inc. (d/b/a Flowers USA), which we acquired in November 2001, July 2002 and October 2002, respectively. Internet orders were 79.8% of total orders for the fiscal year ended June 30, 2003, compared to 80.8% for the fiscal year ended June 30, 2002. The decrease in the percent of Internet orders to total orders was primarily attributable to the acquisitions of the National Flora, Inc., Flowers Direct, L.L.C. and A.F.E. Inc. (d/b/a Flowers USA) businesses, which have a higher percentage of telephone sales than the balance of the Consumer Segment.

Total Cost of Goods Sold and Services Provided

	Year Ended June 30,		% Change
	2002	2003
	(in thousands)
Florist Segment	$56,572	$57,111	1.0%
Consumer Segment	118,180	144,286	22.1
Corporate	2,576	2,508	(2.6)

Total cost of goods sold and services provided	$177,328	$203,905	15.0%

Total cost of goods sold and services provided increased by $26.6 million, or 15.0%, to $203.9 million for the fiscal year ended June 30, 2003, compared to $177.3 million for the fiscal year ended June 30, 2002. As a percent of revenue, gross margins decreased to 43.9% for the fiscal year ended June 30, 2003 from 45.5% for the fiscal year ended June 30, 2002, primarily attributable to the higher percentage of total sales in our lower margin Consumer Segment.

Cost of goods sold and services provided associated with the Florist Segment increased by $0.5 million, or 1.0%, to $57.1 million for the fiscal year ended June 30, 2003, compared to $56.6 million for the fiscal year ended June 30, 2002. This increase was primarily attributable to increased revenues in the Florist Segment, as previously noted. As a percent of revenue, the Florist Segment’s gross margin remained relatively consistent at 66.9% for the fiscal year ended June 30, 2003 compared to 67.0% for the fiscal year ended June 30, 2002.

Cost of goods sold and services provided associated with the Consumer Segment increased by $26.1 million, or 22.1%, to $144.3 million for the fiscal year ended June 30, 2003, compared to $118.2 million for the fiscal year ended June 30, 2002. This increase was primarily attributable to increased revenues, as previously noted. As a percent of revenue, the Consumer Segment’s gross margin increased to 24.4% for the fiscal year ended June 30, 2003 from 23.3% for the fiscal year ended June 30, 2002, primarily as a result of increased specialty gift orders, which typically have higher gross profit margins, coupled with operating improvements, including efficiencies in order entry processing.

Cost of goods sold and services provided associated with corporate activities decreased by $0.1 million, or 2.6%, to $2.5 million for the fiscal year ended June 30, 2003, compared to $2.6 million for the fiscal year ended June 30, 2002. These costs are related to the development and support of the internal corporate technology platforms.

Advertising and Selling Costs

	Year Ended June 30,		% Change
	2002	2003
	(in thousands)
Florist Segment	$52,966	$52,196	(1.5)%
Consumer Segment	14,969	19,831	32.5

Total advertising and selling costs	$67,935	$72,027	6.0%

Advertising and selling costs increased by $4.1 million, or 6.0%, to $72.0 million for the fiscal year ended June 30, 2003, compared to $67.9 million for the fiscal year ended June 30, 2002.

Advertising and selling costs associated with the Florist Segment decreased by $0.8 million, or 1.5%, to $52.2 million for the fiscal year ended June 30, 2003, compared to $53.0 million for the fiscal year ended June 30, 2002. This decrease was primarily due to reductions in advertising expenses related to a more targeted and efficient advertising campaign and a decrease in volume-based rebates associated with orders sent through the FTD clearinghouse. These decreases were partially offset by costs related to the expansion of our sales force.

Advertising and selling costs associated with the Consumer Segment increased by $4.8 million, or 32.5%, to $19.8 million for the fiscal year ended June 30, 2003, compared to $15.0 million for the fiscal year ended June 30, 2002. The increase was primarily due to an increase in online advertising expenses related to an increase in order volume and cost per order related to online advertising placements. Certain of these online agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from third-party Web sites in excess of a threshold as defined in the related agreements. We record expenses related to these agreements based on an estimated per order cost, calculated by estimating the anticipated number of orders to be generated under each such agreement. As a result of our marketing and promotional efforts, the total customer base (defined as all persons who have purchased at least once through our www.ftd.com Web site or FTD.COM’s toll-free telephone number, 1-800-SEND-FTD, as well as customer names added through our acquisitions) increased by 43.6%, or 2.2 million customers, to 7.2 million customers as of June 30, 2003 from 5.0 million customers as of June 30, 2002. This increase included the addition of 0.4 million and 0.3 million customers attributable to the acquisitions of the Flowers Direct, L.L.C. and A.F.E. Inc. (d/b/a Flowers USA) businesses, respectively.

General and Administrative Costs

	Year Ended June 30,		% Change
	2002	2003
	(in thousands)
Florist Segment	$13,098	$11,366	(13.2)%
Consumer Segment	12,375	13,883	12.2
Corporate	33,872	25,363	(25.1)

Total general and administrative costs	$59,345	$50,612	(14.7)%

General and administrative costs decreased by $8.7 million, or 14.7%, to $50.6 million for the fiscal year ended June 30, 2003, compared to $59.3 million for the fiscal year ended June 30, 2002.

The general and administrative costs associated with the Florist Segment decreased by $1.7 million, or 13.2%, to $11.4 million for the fiscal year ended June 30, 2003, compared to $13.1 million for the fiscal year ended June 30, 2002. This decrease was partially attributable to cost control efforts, which encompassed headcount reductions in corporate technology functions and a $0.4 million charge in the prior fiscal year related to the impairment of internal use software that had been used to process clearinghouse and related transactions which did not reoccur in the fiscal year-ended June 30, 2003.

The general and administrative costs associated with the Consumer Segment increased by $1.5 million, or 12.2%, to $13.9 million for the fiscal year ended June 30, 2003, compared to $12.4 million for the fiscal year ended June 30, 2002. This increase was primarily related to a $2.6 million gain recorded in the prior year attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site, offset by $1.6 million of costs incurred in the prior year related to the 2002 merger with FTD.COM, neither of which reoccurred in the fiscal year ended June 30, 2003. Additionally, there was an increase in call center and technology costs related to an increase in order volume in fiscal year 2003.

Corporate general and administrative costs decreased by $8.5 million, or 25.1%, to $25.4 million for the fiscal year ended June 30, 2003, compared to $33.9 million for the fiscal year ended June 30, 2002. This decrease was primarily attributable to $8.7 million in bonus payments and $1.7 million in severance costs incurred in the prior year related to the 2002 merger with FTD.COM and $0.5 million in the prior year related to additional severance costs for certain former employees. In addition, amortization expense decreased $2.7 million in the fiscal year-ended June 30, 2003 as a result of the adoption of FAS 142. This decrease in costs was partially offset by a $1.4 million gain in the prior year related to the termination of certain future post retirement health care benefits, a $1.1 million gain in the prior year attributable to a single business tax refund related to prior years’ filings, an increase in employee benefit costs in the current year and an increase in amortization expense in the current year related to a customer list acquired in the 2002 merger with FTD.COM.

Other Income and Expenses

	Year Ended June 30,		% Change
	2002	2003
	(in thousands)
Interest income	$(1,038)	$(168)	(83.8)%
Interest expense	3,342	1,577	(52.8)
Other expense, net	1,096	10,728	878.8

Total other income and expenses	$3,400	$12,137	257.0%

Other income and expenses increased by $8.7 million, or 257.0%, to $12.1 million for the fiscal year ended June 30, 2003, compared to $3.4 million for the fiscal year ended June 30, 2002.

Interest income decreased by $0.8 million, or 83.8%, to $0.2 million for the fiscal year ended June 30, 2003, compared to $1.0 million for the fiscal year ended June 30, 2002. The decrease was due to a decrease in cash balances and lower average interest rates in fiscal year 2003 compared to fiscal year 2002.

Interest expense decreased by $1.7 million, or 52.8%, to $1.6 million for the fiscal year ended June 30, 2003, compared to $3.3 million for the fiscal year ended June 30, 2002. The decrease was due to a decrease in long-term debt and lower average borrowing rates.

Other expense, net, increased by $9.6 million to $10.7 million for the fiscal year ended June 30, 2003, compared to $1.1 million for the fiscal year ended June 30, 2002. The primary reason for this increase is the $11.0 million liability that was recorded in the fourth quarter of fiscal year 2003 associated with the proposed settlement of pending consolidated shareholder class action litigation related to our 2002 merger with FTD.COM, including administrative costs. Partially offsetting this increase was $0.6 million recorded in fiscal year 2002 related to the write off of unamortized deferred financing costs as a result of the execution of a new financing agreement.

Year Ended June 30, 2002, Compared to Year Ended June 30, 2001

Total Revenues

	Year Ended June 30,		% Change
	2001	2002
	(in thousands)
Florist Segment	$188,478	$171,197	(9.2)%
Consumer Segment	117,517	154,069	31.1

Total revenues	$305,995	$325,266	6.3%

Total revenues increased by $19.3 million, or 6.3%, to $325.3 million for the fiscal year ended June 30, 2002, compared to $306.0 million for the fiscal year ended June 30, 2001.

The Florist Segment revenue decreased by $17.3 million, or 9.2%, to $171.2 million for the fiscal year ended June 30, 2002, compared to $188.5 million for the fiscal year ended June 30, 2001. This decrease was primarily due to the full year effect of a planned significant reduction in the number of specialty wholesaling products, in particular, supplies for seasonal bouquets, offered to florists in fiscal year 2002. Additionally, the fiscal year ended June 30, 2001 included revenue attributable to the Floral Selections Guide, which is published bi-annually. The decrease was also due to a decrease in technology-related revenues resulting from Mercury equipment sales and fewer network transmissions in the fiscal year ended June 30, 2002 compared to the same period last year. We had two agreements with a competing floral service provider that provided a guaranteed minimum order fee for orders processed over the Mercury Network. These agreements comprised $2.2 million, or 1.3%, and $2.7 million, or 1.4%, respectively, of our Florist Segment revenue for the fiscal years ended June 30, 2002 and 2001. During the third quarter of fiscal year 2002, one of the agreements expired and the other expired during the first quarter of fiscal year 2003.

The Consumer Segment revenue increased by $36.6 million, or 31.1%, to $154.1 million for the fiscal year ended June 30, 2002, compared to $117.5 million for the fiscal year ended June 30, 2001. This increase was primarily due to continued growth in order volume and average order value. The total order volume was approximately 2.6 million for the fiscal year ended June 30, 2002, representing a 28.2% increase over the prior fiscal year order volume of approximately 2.0 million. The increase in orders was due in part to FTD.COM’s purchase of certain assets of National Flora, Inc. for $9.1 million in November 2001. See Note 3 of the Notes to the Consolidated Financial Statements for a discussion of the National Flora, Inc. purchase. Internet orders were 80.8% of total orders for the fiscal year ended June 30, 2002, compared to 85.1% for the fiscal year ended June 30, 2001. The decrease in the percent of Internet orders to total orders was principally attributable to the acquisition of the National Flora, Inc. business, which primarily generates orders from telephone sales.

Total Cost of Goods Sold and Services Provided

	Year Ended June 30,		% Change
	2001	2002
	(in thousands)
Florist Segment	$65,948	$56,572	(14.2)%
Consumer Segment	91,689	118,180	28.9
Corporate	2,242	2,576	14.9

Total cost of goods sold and services provided	$159,879	$177,328	10.9%

Total cost of goods sold and services provided increased by $17.4 million, or 10.9%, to $177.3 million for the fiscal year ended June 30, 2002, compared to $159.9 million for the fiscal year ended June 30, 2001. As a percent of revenue, gross margins decreased to 45.5% for the fiscal year ended June 30, 2002 from 47.8% for the fiscal year ended June 30, 2001, primarily attributable to the higher percentage of total sales in our lower margin Consumer Segment.

Cost of goods sold and services provided associated with the Florist Segment decreased by $9.3 million, or 14.2%, to $56.6 million for the fiscal year ended June 30, 2002, compared to $65.9 million for the fiscal year ended June 30, 2001. This decrease was primarily attributable to decreased revenues in the Florist Segment, as previously noted. As a percent of revenue, the Florist Segment’s gross margin increased to 67.0% for the fiscal year ended June 30, 2002 from 65.0% for the fiscal year ended June 30, 2001 as a result of a change in the revenue mix in the Florist Segment.

Cost of goods sold and services provided associated with the Consumer Segment increased by $26.5 million, or 28.9%, to $118.2 million for the fiscal year ended June 30, 2002, compared to $91.7 million for the fiscal year ended June 30, 2001. This increase was primarily attributable to increases in order volume. As a percent of revenue, the Consumer Segment’s gross margin increased to 23.3% for the fiscal year ended June 30, 2002 from 22.0% for the fiscal year ended June 30, 2001, primarily as a result of operating improvements, including efficiencies in order entry processing, and increased specialty gift orders, which typically have higher gross profit margins.

Cost of goods sold and services provided associated with corporate activities increased by $0.4 million, or 14.9%, to $2.6 million for the fiscal year ended June 30, 2002, compared to $2.2 million for the fiscal year ended June 30, 2001. These costs are related to the development and support of the internal corporate technology platforms. The increase is primarily due to additional hardware and software maintenance expenses in fiscal year 2002.

Advertising and Selling Costs

	Year Ended June 30,		% Change
	2001	2002
	(in thousands)
Florist Segment	$54,340	$52,966	(2.5)%
Consumer Segment	13,471	14,969	11.1

Total advertising and selling costs	$67,811	$67,935	0.2%

Advertising and selling costs increased by $0.1 million, or 0.2%, to $67.9 million for the fiscal year ended June 30, 2002, compared to $67.8 million for the fiscal year ended June 30, 2001.

The advertising and selling costs associated with the Florist Segment decreased by $1.3 million, or 2.5%, to $53.0 million for the fiscal year ended June 30, 2002, compared to $54.3 million for the fiscal year ended June 30, 2001. This decrease was primarily due to reduced marketing and promotion expenditures resulting from a shift from an offline marketing program focused on year-round advertising to a floral holiday-centric plan focused on Christmas, Valentine’s Day, Easter and Mother’s Day, in addition to a decrease in commissions provided to florists sending orders through the FTD clearinghouse.

The advertising and selling costs associated with the Consumer Segment increased by $1.5 million, or 11.1%, to $15.0 million for the fiscal year ended June 30, 2002, compared to $13.5 million for the fiscal year ended June 30, 2001. The increase was primarily due to an increase in offline advertising expenses and direct marketing expenses, partially offset by a decrease in online advertising expenses. Offline marketing expenses increased due to costs related to yellow pages advertising associated with the acquisition of the National Flora, Inc. business and direct marketing expenses increased due to an increase in the number of direct marketing programs. Online advertising expenses decreased primarily due to lower annual contractual obligations. The total customer base (defined as all persons who have purchased at least once through our www.ftd.com Web site or FTD.COM’s toll-free telephone number, 1-800-SEND-FTD, as well as customer names added through our acquisitions) increased by 45.0%, or 1.6 million customers, to 5.0 million customers as of June 30, 2002 from 3.4 million customers as of June 30, 2001. This increase included the addition of 0.3 million customers attributable to the acquisition of the National Flora, Inc. business.

General and Administrative Costs

	Year Ended June 30,		% Change
	2001	2002
	(in thousands)
Florist Segment	$15,939	$13,098	(17.8)%
Consumer Segment	12,360	12,375	0.1
Corporate	24,716	33,872	37.0

General and administrative costs	$53,015	$59,345	11.9%

General and administrative costs increased by $6.3 million, or 11.9%, to $59.3 million for the fiscal year ended June 30, 2002, compared to $53.0 million for the fiscal year ended June 30, 2001.

The general and administrative costs associated with the Florist Segment decreased by $2.8 million, or 17.8%, to $13.1 million for the fiscal year ended June 30, 2002, compared to $15.9 million for the fiscal year ended June 30, 2001. This decrease was primarily due to a reduction in training and support related to Mercury Technology and a decrease in administrative costs related to sales of floral supplies.

The general and administrative costs associated with the Consumer Segment remained consistent at $12.4 million for the fiscal years ended June 30, 2002 and 2001. This was primarily due to a $2.6 million gain attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site recorded in fiscal year 2002 offset by a $1.6 million charge related to costs associated with the 2002 merger with FTD.COM also recorded in fiscal year 2002 and a $0.5 million gain in fiscal year 2001 attributable to the settlement of a third-party vendor cancellation fee for less than the amount originally accrued by FTD.COM in the fourth quarter of fiscal year 2000.

Corporate general and administrative costs increased $9.2 million, or 37.0%, to $33.9 million for the fiscal year ended June 30, 2002, compared to $24.7 million for the fiscal year ended June 30, 2001. This increase is primarily related to compensation expense related to bonus payments of $8.7 million paid to executive officers in connection with the 2002 merger with FTD.COM as discussed further in Note 2 of the Notes to Consolidated Financial Statements, severance costs of $2.2 million related to certain former employees, partially offset by a $1.4 million post-retirement health care benefits gain due to the termination of certain future benefits and a gain of $1.1 million attributable to a single business tax refund related to prior years’ filings, all of which were recorded in fiscal year 2002.

Other Income and Expenses

	Year Ended June 30,		% Change
	2001	2002
	(in thousands)
Interest income	$(1,474)	$(1,038)	(29.6)%
Interest expense	5,195	3,342	(35.7)
Other expense, net	14,939	1,096	(92.7)

Total other income and expenses	$18,660	$3,400	(81.8)%

Other income and expenses decreased by $15.3 million, or 81.8%, to $3.4 million for the fiscal year ended June 30, 2002, compared to $18.7 million for the fiscal year ended June 30, 2001.

Interest income decreased by $0.5 million, or 29.6%, to $1.0 million for the fiscal year ended June 30, 2002, compared to $1.5 million for the fiscal year ended June 30, 2001. The decrease was primarily due to lower average interest rates in fiscal year 2002 compared to fiscal year 2001.

Interest expense decreased by $1.9 million, or 35.7%, to $3.3 million for the fiscal year ended June 30, 2002, compared to $5.2 million for the fiscal year ended June 30, 2001. The decrease was primarily due to lower average borrowing rates.

Other expense decreased by $13.8 million, or 92.7%, to $1.1 million for the fiscal year ended June 30, 2002, compared to $14.9 million for the fiscal year ended June 30, 2001. This decrease is primarily related to the $14.5 million charge recorded in fiscal year 2001 related to the Termination Agreement between FTD and the Association. Partially offsetting this decrease was the $0.6 million write-off of unamortized deferred financing costs recorded in fiscal year 2002 as a result of the execution of a new financing agreement.

Quarterly Financial Information (Unaudited) (In Thousands, Except Per Share Data)

Fiscal Year 2002	First Quarter (1)	Second Quarter (2)	Third Quarter (3)	Fourth Quarter (4)	Fiscal Year
Total revenues	$60,903	$76,325	$92,301	$95,737	$325,266

Gross profit	31,177	35,340	40,306	41,115	147,938

Income (loss) from operations	8,784	5,521	7,193	(840)	20,658

Net income (loss)	$4,109	$2,178	$3,213	$(1,485)	$8,015

Net income (loss) per common share—basic	$0.28	$0.15	$0.22	$(0.10)	$0.55

Net income (loss) per common share—diluted	$0.28	$0.15	$0.22	$(0.10)	$0.54

Fiscal Year 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (5)	Fiscal Year
Total revenues	$73,586	$88,791	$95,632	$105,334	$363,343

Gross profit	35,466	38,167	40,780	45,025	159,438

Income from operations	10,366	6,103	9,232	11,098	36,799

Net income (loss)	$5,810	$3,346	$5,248	$(5,115)	$9,289

Net income (loss) per common share—basic	$0.35	$0.21	$0.32	$(0.31)	$0.57

Net income (loss) per common share—diluted	$0.35	$0.20	$0.32	$(0.31)	$0.56

Fiscal Year 2004	First Quarter	Second Quarter (6)
Total revenues	$73,576	$96,795

Gross profit	34,375	42,590

Income from operations	8,331	7,667

Net income	$4,808	$5,541

Net income per common share—basic	$0.29	$0.34

Net income per common share—diluted	$0.29	$0.33

Net income (loss) per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly net income (loss) per share-diluted in fiscal year 2002 does not equal the total computed for the fiscal year.

(1)	In the first quarter of fiscal year 2002, we entered into a new credit agreement. As a result of entering into the new credit agreement and repaying an existing credit facility with the proceeds, unamortized deferred financing costs associated with the existing debt were expensed, resulting in a net loss on extinguishment of debt of $0.6 million. This expense is reflected in other expense, net, in accordance with SFAS No. 145. Additionally, during the first quarter of fiscal year 2002, we recorded as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after consummation of the FTD merger and related financing transactions, a gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site as a component of selling, general and administrative expenses.
(2)	During the second quarter of fiscal year 2002, we recorded the following as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after the consummation of the FTD merger and related financing transactions:
•	Severance costs of $0.5 million for certain former employees in connection with the 2002 merger with FTD.COM and with the termination of a clearinghouse service offering.
•	A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. We provide post-retirement health care benefits to qualifying retirees under the terms of our qualified retirement plan. The termination of certain benefits caused a decrease in our post-retirement health care obligation attributed to prior services rendered.
•	An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.
(3)	During the third quarter of fiscal year 2002, we recorded merger expenses of $1.0 million incurred by FTD.COM related to the 2002 merger with FTD.COM as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after consummation of the FTD merger and related financing transactions.
(4)	During the fourth quarter of fiscal year 2002, we recorded the following as a component of general and administrative expenses, which we do not consider representative of our ongoing operations after consummation of the FTD merger and related financing transactions:
•	Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with the 2002 merger with FTD.COM.
•	Severance costs of $1.7 million for certain former employees in connection with the 2002 merger with FTD.COM and with the termination of a clearinghouse service offering.
•	Merger expenses of $0.6 million incurred by FTD.COM related to the 2002 merger with FTD.COM.
•	A gain of $1.1 million attributable to a single business tax refund related to prior years’ filings.

(5)	In the fourth quarter of fiscal year 2003, we recorded as a component of other expense, net, a charge of $11.0 million related to the recording of a liability associated with the proposed settlement of the FTD.COM securities litigation, including administrative costs.
(6)	During the second quarter of fiscal year 2004, we recorded as a component of general and administrative expense, expenses totaling $1.3 million related to the FTD merger and recorded as a component of other (income) expense, net, a gain of $1.5 million related to the receipt of insurance proceeds related to the FTD.COM securities litigation.

Income Taxes

The provision for income taxes for the six-month periods ended December 31, 2003 and 2002 was $6.7 million, reflecting an effective rate of 39.2%, and $6.4 million, reflecting an effective rate of 41.2%, respectively. The effective tax rate for the current fiscal year period is lower than the effective tax rate for the prior fiscal year period due to the non-taxable gain on insurance proceeds, partially offset by certain non-deductible expenditures incurred in the current fiscal year related to the FTD merger.

At December 31, 2003, the net current deferred tax asset was $4.7 million and the net long-term deferred tax liability was $5.5 million. Our management believes that based on its estimation of taxable income in future years, including the reversal of deferred tax liabilities, that no valuation allowance is necessary for deferred tax assets.

Liquidity and Capital Resources

Our principal sources of liquidity are cash from operations and funds available from borrowings under our new revolving credit facility. Our principal liquidity requirements are for debt service requirements, capital expenditures and working capital requirements.

We incurred substantial indebtedness in connection with the FTD merger. On a pro forma basis, after giving effect to the consummation of the FTD merger and related financing transactions, we have $260.0 million of outstanding indebtedness and $50.0 million of available borrowings under our new revolving credit facility, subject to compliance with specified financial covenants. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount. Interest on the exchange notes will be payable semi-annually in cash. In addition to paying interest on outstanding principal amounts under our new senior credit facility, we are required to pay a commitment fee to the lenders for the unused commitments under our new revolving credit facility, which is payable quarterly in arrears, and certain fees with respect to letters of credit. For the fiscal year ended June 30, 2003, on a pro forma basis, after giving effect to the consummation of the FTD merger and related financing transactions our interest expense would have been approximately $18.7 million.

Our new senior credit facility consists of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan. Our new revolving credit facility will mature in February, 2009, and the term loan will mature in February, 2011. The term loan amortizes at $850,000 per year with the remaining balance due at maturity.

Borrowings under our new senior credit facility generally bear interest based on a margin over, at our option, either the base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) or LIBOR. For the first six months following the consummation of the FTD merger, the applicable margin for base rate loans will be 175 basis points and for Eurodollar loans will be 275 basis points. Beginning six months after the consummation of the FTD merger, the applicable margin for our new revolving credit facility will vary based upon our consolidated leverage ratio, as defined in our new senior credit facility. Our new senior credit facility is fully and unconditionally guaranteed by Mercury Man Holdings Corporation and on a joint and several basis by our existing and future, direct and indirect domestic subsidiaries.

Our new senior credit facility and guarantees are secured by first priority security interests in, and mortgages on, substantially all of our and our direct and indirect domestic subsidiaries’ and Mercury Man Holdings Corporation’s tangible and intangible assets and first priority pledges of all the equity interests owned by Mercury Man Holdings Corporation in us and owned by us in our existing and future direct and indirect domestic subsidiaries and 66% of the equity interests owned by us in our existing and future non-domestic subsidiaries.

Our new senior credit facility contains negative and affirmative covenants and requirements affecting us and our subsidiaries, with certain exceptions. Our new senior credit facility contains the following negative covenants and restrictions, among others: restrictions on liens, sale-leaseback transactions, debt, dividends and other restricted junior payments, redemptions and stock repurchases, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, changes in fiscal year, restrictive agreements with subsidiaries, transactions with affiliates, capital expenditures, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness. Our new senior credit facility also requires us, and requires our existing and future subsidiaries, with certain exceptions, to satisfy certain financial covenants and ratios, particularly a leverage ratio, an interest coverage ratio and a fixed charge coverage ratio. Some of these financial covenants are measured against measures of our performance determined by making adjustments to our EBITDA as discussed below in “—Non-GAAP Discussion.”

Capital Expenditures. We anticipate that we will spend approximately $5.0 to 7.0 million on capital expenditures in fiscal year 2004 and similar amounts thereafter. Our new senior credit facility contains restrictions on our ability to make capital expenditures. Based on current estimates, our management believes that the amount of capital expenditures permitted to be made under our new senior credit facility is adequate to grow our business according to our business strategy and to maintain our continuing operations.

Working Capital. We generated 20.3%, 24.4%, 26.3% and 29.0% of our total revenue in the quarters ended September 30, December 31, March 31 and June 30 of fiscal year 2003, respectively. Revenue and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine’s Day, Easter, Mother’s Day, Thanksgiving and Christmas, fall within that quarter. As a result, our working capital, cash and short-term borrowings are seasonal and fluctuate during the year.

Our principal sources of funds following the FTD merger are anticipated to be cash flows from operating activities and available borrowings under our new revolving credit facility. Our ability to make payments on our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our new senior credit facility will be adequate to meet our future liquidity requirements for the foreseeable future. No assurance can be given, however, that this will be the case.

Summary Disclosures About Contractual Obligations and Commercial Commitments

The following table presents a summary of our contractual cash obligations and other commercial commitments at June 30, 2003, on a pro forma basis, after giving effect to the FTD merger and related financing transactions:

	Payments Due by Period
Contractual Cash Obligations	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
	(dollars in thousands)
Term loan facility	$85,000	$1,000	$1,000	$1,000	$82,000
Notes	175,000	—	—	—	175,000
Internet distribution agreements	773	773	—	—	—
Distribution center agreement	1,097	1,097	—	—	—
Operating leases	3,208	1,531	1,284	393	—

Total contractual cash obligations	$265,078	$4,401	$2,284	$1,393	$257,000

Non-GAAP Discussion

In addition to our GAAP results, we also consider non-GAAP measures of our performance for a number of purposes. We use EBITDA, adjusted as described below (“Adjusted EBITDA”), as a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measure derived in accordance with GAAP, or as an alternative to cash flow from operating activities or a measure of our liquidity.

EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA plus (i) expenses (minus gains) that we consider non-routine in nature and therefore not reflective of our ongoing core operations after the FTD merger, as further described below and (ii) management fees, because we adjust for those fees in measuring our performance under our executive compensation plan, our new senior credit agreement and the indenture governing the notes.

We present Adjusted EBITDA because we consider it an important supplemental measure of our performance, as it is used as a performance measure under our new senior credit facility entered into in connection with the FTD merger, the indenture governing the notes and our executive compensation plan. All of the adjustments made in our calculation of Adjusted EBITDA, as describe below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our new senior credit facility and the indenture, and our executive compensation plan bases incentive compensation payments in significant part on our performance measured using Adjusted EBITDA as presented below. Measures similar to Adjusted EBITDA are also widely used by us and others in our industry to evaluate and price potential acquisition candidates. We believe EBITDA and Adjusted EBITDA facilitate operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of high yield issuers, many of which present EBITDA and/or Adjusted EBITDA when reporting their results.

In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments described below. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by expenses that are unusual, non-routine or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect our cash expenditures for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital requirements;

•	they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments on our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements;

•	Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed below; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business or reduce our indebtedness. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. For more information, see our consolidated financial statements and the notes to those statements included elsewhere in this prospectus.

Our operating and net income, as reported under GAAP, and our EBITDA set forth in the table below include a significant number of selling, general and administrative expenses, which we consider of a non-routine nature and therefore not representative of our ongoing core operations after completion of the FTD merger and related financing transactions.

For fiscal year 2001, these expenses include an aggregate of $14.0 million, net, on a pre-tax basis, of expenses consisting of:

•	A termination charge of $14.5 million, reflected in other expense, net, which was related to the dissolution of a contractual relationship between us and a member-owned trade association.

•	A $0.5 million gain, reflected in general and administrative expenses, attributable to the settlement of a third-party vendor cancellation fee for less than the amount originally accrued as part of the $4.4 million charge that was incurred by FTD.COM in fiscal year 2000.

For fiscal year 2002, these expenses include an aggregate of $8.4 million, net, on a pre-tax basis, of expenses, consisting of:

•	Compensation expense of $8.7 million related to bonus payments paid to executive officers, in addition to related employer payroll taxes, in connection with our 2002 merger with FTD.COM.

•	A gain of $2.6 million attributable to the settlement of a claim against the developer of an unlaunched version of our www.ftd.com Web site.

•	Severance costs of $2.2 million for certain former employees.

•	Merger related expenses of $1.6 million incurred by FTD.COM related to our 2002 merger with FTD.COM.

•	A $1.4 million gain attributable to the termination of certain future post-retirement health care benefits. We provide certain post-retirement health care benefits to qualifying retirees under the terms of our qualified retirement plan. This termination of benefits caused a decrease in our post-retirement health care obligation attributed to prior services rendered.

•	A gain of $1.1 million attributable to a single business tax refund related to prior years’ filing.

•	An impairment loss for internal use software in the amount of $0.4 million that had been used to process clearinghouse and related transactions for member services.

•	Unamortized deferred financing costs associated with our then existing credit facility, which were expensed when we entered into a new credit agreement during fiscal year 2002, resulting in a net loss on extinguishment of debt of $0.6 million. These expense items are reflected in other expense, net, in accordance with SFAS No. 145.

For fiscal year 2003, these expenses include an aggregate of $11.0 million, net, on a pre-tax basis, of expenses, consisting of a charge related to the recording of a liability associated with the proposed settlement of the FTD.COM securities litigation, including administrative costs.

For the six month period ended December 31, 2003, these expenses include expenses totaling $1.3 million related to the FTD merger and a gain of $1.5 million related to the receipt of insurance proceeds related to the FTD.COM securities litigation.

In addition, the calculation of EBITDA in the table below for the fiscal years ended June 30, 2001, 2002 and 2003 and the six months ended December 31, 2002 and 2003 includes non-cash deferred compensation, which primarily represents the net expense related to restricted stock grants under a plan that was terminated in connection with the FTD merger in the amounts of $2.1 million, $1.6 million, $1.6 million, $0.8 million and $36,000, respectively.

In addition, the calculation of EBITDA in the table below for the twelve months ended June 30, 2001 and 2002 includes minority interest expense representing the public stockholders’ interest in FTD.COM, which was eliminated as a result of the 2002 merger with FTD.COM.

In addition, management fees of approximately $2.0 million per year, have been historically paid on an annual basis. Under our new management services agreement with Leonard Green & Partners, L.P., payment of the management fees on any monthly payment date is contingent on our having had Consolidated EBITDA (as defined in the indenture governing the notes, which would include the adjustments comprising Adjusted EBITDA as presented below) equal to or greater than $46.75 million for any consecutive twelve-month period ended not more than twelve months prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month in which payment is permitted. For more information, see “Certain Relationships and Related Party Transactions—Agreements Related to the FTD Merger—Management Services Agreement.”

The following table presents data relating to EBITDA and Adjusted EBITDA for the periods indicated:

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
Net income	$1,321	$8,015	$9,289	$9,156	$10,349
Plus: interest expense, net	3,721	2,304	1,409	950	432
Plus: depreciation and amortization	9,487	9,421	7,898	3,776	4,021
Plus: income tax expense	3,401	6,718	15,373	6,408	6,686

EBITDA	$17,930	$26,458	$33,969	$20,290	$21,488

Adjusted EBITDA(1)	$37,991	$41,053	$48,541	$22,134	$22,341

(1)	Represents EBITDA plus expenses (minus gains) described above.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to interest rate risk is primarily the result of variable rate indebtedness under our new senior credit agreement. We do not currently have any hedging arrangements in place with respect to that indebtedness. Accordingly, an adverse change in interest rates would cause an increase in the amount of interest paid. Assuming borrowings of $135.0 million under our new senior credit facility (the maximum possible amount, including fully drawn revolving loans and no amortization of the term loans), a 100 basis point increase in LIBOR, would result in an increase of $1.4 million in the amount of annualized interest paid and annualized interest expense recognized in the consolidated financial statements.

We are also exposed to foreign currency exchange rate risk with respect to the Canadian dollar, the Swiss Franc and the Euro. The resulting foreign currency exchange adjustments are included in the other comprehensive (income) loss caption on the consolidated statements of operations and were not material for the six-month periods ended December 31, 2003 and 2002 and the fiscal years ended June 30, 2003, 2002 and 2001. We do not expect to be materially affected by foreign currency exchange rate fluctuations in the future, as the transactions denominated in Canadian dollars, the Swiss Franc and Euros are not material to our consolidated financial statements. Therefore, we do not currently enter into derivative financial instruments as hedges against foreign currency fluctuations of the Canadian dollar, the Swiss Franc or the Euro.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, our management evaluates its estimates and judgments, including those related to revenue recognition, distribution agreements and the valuation of accounts receivable, inventory, long-lived assets and deferred income taxes. Our management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. Our management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in preparation of its consolidated financial statements.

Revenue Recognition

Revenues generated by our Florist Segment for processing floral orders through the clearinghouse are recorded in the month the orders are delivered. Revenues for other services related to the processing of such orders (including equipment rentals and transmission charges) are recorded in the period the service is provided. Sales of florist shop supplies are recorded when the products are shipped. Revenues relating to publications are recognized ratably over the period in which the publications are issued. Revenues associated with FTD Florists’ Online Web site hosting and Flowers All Hours are recorded in the period the service is provided. Revenue associated with Flowers All Hours is recorded in the period the service is provided. Cash rebates which are earned by florists under a customer incentive program in conjunction with a credit card clearing service offered by FTD are classified as contra-revenue, in accordance with Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

In addition, we sell computer equipment and software to FTD-member florists. We follow the provisions of SOP 97-2, as amended by SOP 98-9. SOP 97-2 requires revenue earned on software arrangements involving multiple elements (such as software products, upgrades/enhancements, post-contract customer support, installation and training) to be allocated to each element based on the relative fair values of the elements. We recognize revenue from hardware products (including specified upgrades/enhancements) at the time of shipment for systems sold. We recognize revenue from software products which are sold ratably over the estimated useful life of the software. For systems that are being leased, we recognize hardware and software revenue ratably over the period of the lease agreement. Support revenue is recognized over the period of the support agreement. Installation and training revenues are recognized at the time of occurrence.

Our Consumer Segment recognizes 100% of the order value as revenue and recognizes the associated costs of good sold and services provided when the order is fulfilled. FTD.COM recognizes revenue on a gross basis, as opposed to a net basis similar to a commission arrangement, because it bears the risks and benefits associated with the revenue-generating activities by: (i) acting as a principal in the transaction; (ii) establishing prices; (iii) being responsible for fulfillment of the order; (iv) taking the risk of loss for collection, delivery and returns; and (v) marketing its products, among other things. If the relative amounts of risks and rewards borne by FTD.COM associated with processing floral and specialty gift orders were to change in the future, FTD.COM’s reporting policy related to revenue recognition and cost of goods sold and services provided could change.

Distribution Agreements

FTD.COM has entered into Internet distribution agreements pursuant to which FTD.COM receives various services, including advertising space on shopping and search-oriented Web sites, portal links to our www.ftd.com Web site and marketing of FTD.COM’s product offerings through co-branded Web sites. Certain of these agreements contain terms that include both fixed and variable payment elements, the variable portion of which is based upon the number of orders generated from these third-party Web sites in excess of a threshold as defined in the related agreements. FTD.COM records expenses related to these agreements based on an estimated per order cost, taking into consideration the most likely number of orders to be generated under each such agreement calculated in accordance with the process described in Concepts Statement No. 7 issued by the Financial

Accounting Standards Board. The number of orders generated is impacted by a variety of factors, including but not limited to, the volume of traffic experienced on the third-party’s Web sites, existence of other advertisements on the third-party’s Web site and advertisement placement on the third-party’s Web site. Many of these factors are outside of FTD.COM’s control. If a change in estimate were to occur, the cumulative effect on reported expenses would be recognized in the period during which the change occurs.

Accounts Receivable

Our management must make estimates of accounts receivable that will not be collected. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s credit-worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated losses based upon historical experience and specific customer collection issues that it has identified. While such credit losses have historically been within our management’s expectations and the provisions established, there can be no assurance that we will continue to experience the same credit loss rates as in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances for doubtful accounts may be required.

Inventory

Our inventory consists of finished goods and is stated at the lower of cost or market value. Our management regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on recent selling prices, the age of inventory and forecasts of product demand by aging category. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case it may have understated or overstated the provision required for excess and obsolete inventory. Product demand is impacted by promotional incentives offered by FTD and customer preferences, among other things. In the future, if our inventory is determined to be overvalued, it would be required to recognize such costs in cost of goods sold at the time of such determination. Therefore, although our management seeks to ensure the accuracy of forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of inventory and our reported operating results.

Long-lived Assets

We recognize intangible assets at fair value, whether acquired individually or as a part of a group of assets where the entire cost of the group of assets is allocated to the individual assets based on their relative fair values. The subsequent accounting for intangible assets depends on whether its useful life is indefinite or finite.

An intangible asset with a determinable finite useful life is amortized evenly over that useful life, however, we re-evaluate whether an intangible asset has an indefinite or finite useful life during each reporting period. In addition, we assess the impairment if events or changes in circumstances indicate that the carrying value may not be recoverable.

An intangible asset with an indefinite useful life is not amortized and is reviewed annually for impairment and more frequently if events or circumstances indicate that the asset may be impaired. We determine if an impairment exists by comparing the fair value of the intangible asset with its carrying value. For goodwill, we compare the fair value of the reporting unit with its carrying value. Any excess of carrying value over fair value is recognized as an impairment loss in continuing operations. In addition, if an indefinite lived intangible asset is subsequently determined to have a finite useful life, the intangible asset is written down to the lower of its fair value or carrying amount and then amortized prospectively, based on the remaining useful life of the intangible asset.

See discussion of the adoption of SFAS No. 142 in Notes 3 and 4 of the Notes to the Consolidated Financial Statements included elsewhere in this prospectus.

Deferred Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. We have determined that it is more likely than not that our deferred tax assets will be realized.

Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, referred to in this prospectus as “SFAS No. 146,” requiring companies to record certain exit costs activities when legally obligated instead of when an exit plan is adopted. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, referred to in this prospectus as “SFAS No. 149.” SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in Statement No. 133. It also specifies when a derivative contains a financing component that warrants special reporting in the Consolidated Statement of Cash Flows. SFAS No. 149 amends certain other existing pronouncements in order to improve consistency in reporting these types of transactions. The new guidance is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, referred to in this prospectus as “SFAS No. 150.” SFAS No. 150 specifies that instruments within its scope embody obligations of the issuer and that, therefore, the issuer must classify them as liabilities. SFAS No. 150 requires issuers to classify as liabilities the following three types of free standing financial instruments: (i) mandatorily redeemable financial instruments; (ii) obligations to repurchase the issuer’s equity shares by transferring assets and (iii) certain obligations to issue a variable number of shares. SFAS No. 150 defines a “freestanding financial instrument” as a financial instrument that (i) is entered into separately and apart from any of the entity’s other financial instruments or equity transactions or (ii) is entered into in conjunction with some other transaction and can be legally detached and exercised on a separate basis. For all financial instruments entered into or modified after May 31, 2003, SFAS No. 150 is effective immediately. For all other instruments of public companies, SFAS No. 150 goes into effect at the beginning of the first interim period beginning after June 15, 2003. For contracts that were created or modified before May 31, 2003 and still exist at the beginning of the first interim period beginning after June 15, 2003, entities should record the transition to SFAS No. 150 by reporting the cumulative effect of a change in an accounting principle. SFAS No. 150 prohibits entities from restating financial statements for earlier years presented. The adoption of SFAS No. 150 did not have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, referred to in this prospectus as “FIN 45.” FIN 45 significantly changes practice in the accounting for, and disclosure of, guarantees. FIN 45 requires certain guarantees to be recorded at fair value as those terms are defined in SFAS 5, Accounting for Contingencies. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51, referred to in this prospectus as “FIN 46.” FIN 46 introduces a new consolidation model, which determines control and consolidation based on potential variability in gains and losses of the entity being evaluated for consolidation. FIN 46 applies to variable interest entities created after January 31, 2003 and to variable interest entities in which a company obtains an interest after that date. FIN 46 generally applies for all types of variable interest entities held by public companies in financial statements for periods ending after March 15, 2004. We do not expect this standard to have a material impact on our consolidated financial statements.

From time to time the staff of the SEC communicates its interpretations of accounting rules and regulations. The manner by which these views are communicated varies by topic. While these communications represent the views of the staff, they do not carry the authority of law or regulation. Nonetheless, the practical effect of these communications is that changes in the staff’s views from time to time can impact the accounting and reporting policies of public companies.

Changes and Disagreements with Accountants on Accounting and Financial Disclosure

On November 15, 2002, we dismissed KPMG LLP as our independent public accountants. Our audit committee participated in and approved the decision to change independent accountants. The reports of KPMG LLP on the financial statements for the fiscal years ended June 30, 2002 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except the June 30, 2001 audit report was modified to reflect the restatement of the financial statements. In connection with its audits for the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, there have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years. During the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, there have been no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)). We requested that KPMG LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter, dated November 21, 2002, is filed as Exhibit 16.1 to the exchange offer registration statement. We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the incorporation by reference of its audit reports on our past financial statements.

Our audit committee engaged Ernst & Young LLP as its principal independent public accountants as of November 15, 2002. During the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, we have not consulted with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Related Party Transactions

We incurred expenses of $0.5 million and $1.0 million for the three-month and six-month periods, respectively, ended December 31, 2003 and 2002, and of $2.0 million, $2.0 million and $2.1 million for the fiscal years ended June 30, 2003, 2002 and 2001, respectively, related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of the Perry Group, the Bain Group and Fleet Group, which were stockholders or affiliates of FTD. Our management consulting services agreement that we entered into with these parties required payments of $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses continuing through June 30, 2005.

Our management services agreement terminated upon the consummation of the FTD merger and was replaced with a management services agreement among us and certain of our subsidiaries and Leonard Green & Partners, L.P., pursuant to which Leonard Green & Partners, L.P. has agreed to provide management, consulting and financial planning services on an ongoing basis to us and certain of our subsidiaries, including, without limitation, in connection with any major transactions we may engage in. In consideration of these services, we and certain of our subsidiaries are obligated to pay Leonard Green & Partners, L.P. an annual management fee of $2.0 million payable in equal monthly installments beginning in the first month after the closing of the FTD merger. However, in the event of a payment default under our new senior credit agreement or the indenture governing the notes, or a bankruptcy, liquidation or winding-up of FTD, the payment of all accrued and unpaid management fees is subordinated to the prior payment in full of all amounts due and owing under our new senior credit facility and the indenture governing the notes. In addition, payment of the management fees on any monthly payment date is contingent on our having had Consolidated EBITDA (as defined in the indenture governing the notes, which would include the adjustments comprising Adjusted EBITA as presented under “—Non-GAAP Discussion”) equal to or greater than $46.75 million for any consecutive twelve-month period ended not more than twelve months prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted.

The management services agreement has a ten year term which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. In the event of a change of control of FTD or an initial public offering, the management services agreement will terminate and all amounts payable during the term of the management services agreement, as extended from time to time, discounted to present value, will become immediately due and payable. In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement of reasonable out-of-pocket expenses and a fee of $7.0 million in connection with the FTD merger, of which the fee has been paid.

Pursuant to the terms of the Stipulation and Settlement Agreement relating to the FTD.COM securities litigation, we are obligated to pay $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. Pursuant to the terms of our new senior credit facility, we placed $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. is entitled to payment of amounts equal to any insurance proceeds received after the consummation of the FTD merger in respect of the settlement of the FTD.COM securities litigation.

INDUSTRY

Floral Industry Overview

The U.S. Department of Commerce estimates that the U.S. retail floral industry was an approximately $18 billion market in 2002 and has grown on average 4.3% per year over the last ten years. The floral retail market is comprised of retail florists, floral direct marketers, supermarkets and various other retail channels, and includes the sale of flowers, potted plants and related hard goods. The retail market space is highly fragmented with thousands of industry participants. Key trends in the floral retail market include:

•	the increasing role of floral direct marketers;

•	the advent of direct-from-grower floral delivery services, where floral orders are delivered via courier with no involvement of retail florists; and

•	the increased presence of mass merchants.

In addition, given that specialty gift products can be an alternative for special-occasion floral purchases, floral retailers and floral direct marketers have expanded their product offerings to include items such as home, garden, gourmet, plush toys and other gift products.

The primary channels for floral retail distribution and FTD’s role within each distribution channel are:

Florists. There are an estimated 51,500 retail florists in the U.S. We estimate that retail florists represent between 46% and 50% of the floral retail market. Approximately 50% of these florists are sole proprietorships with no external payroll. Retail florists have expanded merchandise offerings to include giftware, indoor plants, outdoor nursery stock, seasonal decorations, artificial trees and other merchandise to counteract the entrance into the floral retail market of supermarket chains, which historically had focused on the fresh cut flower business, and the expansion of other retail channels. This expansion also helps balance the seasonal nature of floral retail sales. Our Florist Segment is a supplier to retail florists, providing products and services to FTD-member florists to facilitate their ability to participate in the flowers-by-wire market and to effectively operate and grow their businesses. We do not own or operate any retail locations.

Floral Direct Marketers. Floral direct marketers take floral orders from consumers by telephone or through the Internet. These direct marketers represent a small but rapidly growing portion of the overall floral retail market and have become increasingly important in the floral delivery and direct-from-grower markets, benefiting from national exposure, online presence and prominent toll-free phone numbers. Within the floral marketing channel, Internet-sourced orders have been experiencing significantly higher growth than telephone orders due to several key factors, including consumers’ preference for previewing floral orders prior to making a purchase, the ability to obtain detailed product information, the convenience of shopping online and the ability to be personally reminded of upcoming purchasing occasions. Through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, we are one of the largest floral direct marketers in the U.S. We transmit orders received through our www.ftd.com Web site and toll-free telephone number to florists for processing and delivery.

Supermarkets. Food retailers are becoming an increasingly important distribution channel in the floral retail market. As food retailers increasingly focus on serving a full range of everyday customer needs, supermarkets often include flowers in their merchandise assortment. There are approximately 23,000 supermarkets that sell flowers in the U.S. We estimate that food retailers represent between 20% and 24% of the floral retail market. Our Florist Segment is a supplier to supermarkets, with approximately 1,800 supermarket locations as FTD members in North America.

Other Retailers. During the past decade, mass merchants, home improvement and other retail locations have increased their presence in the floral retail market, adding floral products to their merchandise assortments. There are approximately 37,000 mass merchant locations selling floral items in the U.S. We estimate that mass merchants represent between 24% and 28% of the floral retail market. Our Florist Segment is a supplier to other retailers, as we are pursuing channel initiatives, such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

Suppliers and service providers to the retail floral market include:

Wholesalers of Flowers and Floral Supplies. Wholesalers distribute and market fresh-cut flowers and greens, potted plants and floral-related hard goods to retail florists, supermarkets and other floral retailers. The domestic wholesale market is highly fragmented and includes approximately 1,000 independent wholesalers, including our Specialty Wholesaling sub-segment. These are primarily small, family-owned firms that operate from single locations or from a small number of regional outlets. We estimate that the wholesale market for flowers and floral supplies is between $4.0 to 5.0 billion per year, approximately 25% of which is related to hard goods and approximately 75% of which is related to perishable products.

Wire-Service Providers. By operating clearinghouses and electronic communication networks, wire-service providers enable inter-florist communication, order routing and billing. We estimate that there are approximately 30 million floral orders processed through wire-service providers each year in North America. The wire-service market is highly concentrated. Prior to 2000, there were three primary wire-service providers: FTD, American Floral Services and Teleflora. With the 2000 acquisition of American Floral Services by Teleflora, the number of major floral wire-service providers decreased to two primary providers. A third market participant, Bloomlink, is a smaller floral wire-service provider operated by 1-800-FLOWERS.COM, Inc. While new entry into the market is not impossible, our management believes that a new entrant would be disadvantaged significantly because of the large networks that already exist in the floral industry. Larger networks have the opportunity to provide greater incoming order volume per member and enhanced coverage during peak floral holiday periods.

The following describes the operations of the floral industry and an overview of how we participate in floral transactions:

Ordering Consumer to Retail Florists or Floral Direct Marketers. Floral retail sales can be grouped into two categories: (i) cash and carry and (ii) delivery. The cash and carry category consists of flowers and other products that are sold to customers who take the merchandise with them. Since we do not own or operate any retail locations, we do not participate in the cash and carry category. The delivery category consists of deliveries made by a local florist who takes and delivers the order and deliveries made by a local florist who has received the order from another florist or a floral direct marketer. In the second case, the retail florist or floral direct marketer who takes the order from the consumer identifies a retail florist operating at the delivery destination, referred to in this prospectus as the “Receiving Florist,” who fulfills the order by creating an arrangement and delivering it to the receiving consumer. Our Consumer Segment is a floral direct marketer. Since we do not own or operate any retail locations, we do not act as a Receiving Florist.

Role of Wire-Service Providers between the Retail Florist or Floral Direct Marketer and Receiving Florist. For deliveries made by a Receiving Florist who has received the order from a retail florist or floral direct marketer, the retail florist or floral direct marketer needs to communicate order information to the Receiving Florist regarding the floral selection, the consumer’s accompanying message, the recipient’s name and address, the time of delivery and a host of other details. In addition, the retail florist or floral direct marketer needs to remit payment to the Receiving Florist. Wire-service providers enable this coordination by providing electronic order transmission networks for communication and by providing clearinghouse services for billing and inter-florist settlement. Our Mercury Technology sub-segment participates in this sub-sector by operating the Mercury Network, an order transmittal network. Our Member Services sub-segment participates in this sub-sector by providing clearinghouse services to FTD-member florists.

Receiving Florist to Receiving Consumer. Having designed the floral arrangement according to the order specification, the Receiving Florist then delivers the product to the consumer. We do not participate in this sub-sector as these orders are fulfilled by local retail florists.

Role of Wholesalers. In order to fulfill orders, whether directly received from the consumer or via a wire-service, florists need to have a variety of floral arrangement components (including greens, flowers, etc.) and non-floral or “hard” goods (including vases, greeting cards, etc). This process usually incorporates a two- or three-step distribution chain with the florist directly interacting with a wholesaler. Our Specialty Wholesaling sub-segment participates in this sub-sector by supplying member and non-FTD-member florists with floral and non-floral goods purchased, through importers, from growers or manufacturers.

Typical Transaction Economics. The economics for floral out-of-town delivery orders are consistent throughout the industry. The retail florist or floral direct marketer retains 20% of the gross order value, the Receiving Florist receives 73% of the gross order value for fulfilling the order, and the wire-service provider earns a 7% commission for acting as a clearinghouse between the two florists. In addition, the Receiving Florist is charged $0.75 per order for each order transmitted electronically. The wire-service provider may also offer a rebate to the retail florist or floral direct marketer to encourage use of its services.

Competition

The consumer markets for flowers and specialty gifts are highly competitive and fragmented. In our Consumer Segment, we compete with both traditional distribution channels, other Web sites, floral and specialty gift direct marketers and catalog companies, including 1-800-FLOWERS.COM, Inc. and Proflowers.com. Although less fragmented, our Florist Segment also faces competition. Teleflora and FTD are the largest floral wire-service providers in the U.S. based on membership. Teleflora offers some products and services that are comparable to those we offer, and most florists subscribe to one or more of these competing services. In addition, 1-800-FLOWERS.COM, Inc. operates Bloomlink, a smaller floral wire-service provider.

BUSINESS

FTD, Inc. is a Delaware corporation that commenced operations in 1994. The operations of Florists’ Transworld Delivery, Inc., a Michigan Corporation, referred to in this prospectus as “FTDI,” our principal operating subsidiary, include those of its wholly-owned subsidiaries, FTD.COM and FTD Canada, Inc., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. Substantially all of our operations are conducted through FTDI and its subsidiaries.

We are a leading provider of floral-related products and services to consumers and retail florists in the $18 billion U.S. floral retail market. Our business is supported by our highly recognized FTD brand, which was established in 1910 and enjoys 96% brand recognition among U.S. consumers, as well as by our Mercury Man logo, which is displayed in over 49,000 floral shops globally. We conduct our business through two operating segments. Our Consumer Segment, primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number, offers same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. As a result of our same-day delivery capability and our broad product selection, our Consumer Segment is one of the largest direct marketers of floral arrangements and specialty gifts in the U.S., generating over three million orders from consumers in fiscal year 2003. Our Florist Segment provides a comprehensive suite of products and services to a network of approximately 20,000 FTD-member florists. FTD-member florists are able to expand their revenues and reduce their operating costs by participating in the inter-city floral delivery market and utilizing FTD’s business services, technology, branded merchandise and improved operating practices. For the twelve months ended December 31, 2003, we generated revenues of $371.3 million.

Our business segments are highly complementary, as floral orders generated by our Consumer Segment are delivered by our network of FTD-member florists. We believe that our strong brand name recognition, our complementary Florist and Consumer Segments, our customer database of approximately seven million floral and specialty gift consumers and our extensive network of FTD-member florists provide us with significant competitive advantages that would be difficult for a competitor to replicate. We believe these competitive advantages are the primary drivers of the strong growth in our revenues, which have increased at a compound annual growth rate of 9.0% from fiscal year 2001 to fiscal year 2003.

Consumer Segment

Our Consumer Segment is an Internet and telephone marketer of flowers and specialty gift items to consumers, operating primarily through our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number. We typically offer over 400 floral arrangements and over 800 specialty gift items, including gourmet gift baskets, holiday gift sets, bath and beauty products, garden products and stuffed animals.

Consumers place orders at our www.ftd.com Web site or over the telephone, which we then transmit to florists or third-party specialty gift providers for processing and delivery. Through third-party manufacturers and distributors, we offer next-day delivery of specialty gift orders throughout the U.S. Our Consumer Segment has very low working capital requirements because FTD-member florists and specialty gift providers maintain all physical inventory and bear the cost of warehousing and distribution facilities. As a result, our Consumer Segment does not own or operate any retail locations.

We have experienced significant growth in our Consumer Segment over the last three fiscal years, with revenues having increased at a compound annual rate of 27.5% from fiscal year 2001 to fiscal year 2003. We believe this growth has been driven by the strength of the FTD brand, consumers’ preference for purchasing floral arrangements on the Internet (permitting arrangements to be conveniently previewed before purchase), our growing presence in the specialty gift market and our direct marketing expertise. For the twelve months ended December 31, 2003, our Consumer Segment generated revenues of $199.7 million, representing 53.8% of our total revenues.

Florist Segment

Our Florist Segment provides a comprehensive suite of products and services to our network of approximately 20,000 independent FTD-member florists located primarily in the U.S. and Canada, as well as to other retail locations offering floral products. Our Florist Segment is comprised of three sub-segments: Member Services, Mercury Technology and Specialty Wholesaling. For the twelve months ended December 31, 2003, our Florist Segment generated revenues of $171.6 million, representing 46.2% of our total revenues.

•	Member Services. Our Member Services sub-segment is the primary provider of our suite of business services to FTD-member florists. Through our Member Services sub-segment, we provide FTD-member florists access to the FTD brand and the Mercury Man logo, supported by national advertising, order clearinghouse services, a quarterly directory publication of FTD-member florists, credit card processing services, e-commerce Web site development and maintenance and a 24-hour telephone answering and order-taking service. These services promote revenue growth and enhance the operating efficiencies of FTD-member florists.

Our Member Services sub-segment facilitates FTD-member florists’ ability to participate in the flowers-by-wire market, which we believe constitutes approximately 30 million orders per year within the North American market. Our clearinghouse services, for example, eliminate counterparty credit risk between sending and receiving florists and also provide administrative efficiencies for participating florists. Our members pay for these services through monthly membership dues and activity-based fees, such as per order charges. We support the value of FTD membership through our national advertising campaign, which helps generate flowers-by-wire orders from consumers and increase revenues at FTD-member florists’ retail locations. FTD membership also provides FTD-member florists with a nationally-recognized, branded store front. For the twelve months ended December 31, 2003, Member Services generated revenues of $100.0 million.

•	Mercury Technology. Our Mercury Technology sub-segment provides access to our proprietary Mercury Network, which linked approximately 73% of FTD-member florists at December 31, 2003. Our Mercury Technology sub-segment sells and leases basic software and hardware for transmitting and receiving orders, as well as software and hardware that provide full back-end systems to manage a florist’s business. Through these systems, the Mercury Network enables FTD-member florists to electronically transmit orders and send messages to other FTD-member florists, for which we receive monthly fees in addition to per-order and per-message fees. For the twelve months ended December 31, 2003, Mercury Technology generated revenues of $24.3 million.

•	Specialty Wholesaling. Through our Specialty Wholesaling sub-segment, we act as a national wholesaler to FTD-member florists, as well as provide products and services to other retail locations offering floral selections. This sub-segment sells FTD-branded and non-branded hard goods and cut flowers as well as greeting cards, packaging, promotional products and a wide variety of other floral-related supplies. In addition, we provide the Floral Selections Guide, a counter display catalog featuring FTD products for all occasions. During holiday seasons such as Valentine’s Day, Mother’s Day and Christmas, we design specialized floral bouquets with exclusive FTD containers and feature these exclusive FTD products in our national television and print advertising campaign and on the heavily trafficked www.ftd.com Web site. FTD-member florists are then able to display and offer customers these exclusive products. For the twelve months ended December 31, 2003, Specialty Wholesaling generated revenues of $47.3 million.

Competitive Strengths

We believe our core strengths are as follows:

Highly Recognized Floral Brand

The FTD brand and Mercury Man logo enjoy significant global recognition within the floral industry and among consumers. They are featured in approximately 20,000 FTD-member florist locations in the U.S. and Canada and, through licensing agreements, the Mercury Man logo is displayed in approximately 29,000 additional retail florist locations in 150 countries outside of North America. The strong recognition of the FTD brand and Mercury Man logo provide competitive advantages for both our Consumer and Florist Segments.

Consumer Segment. We believe our brand recognition drives substantial traffic to our www.ftd.com Web site and our 1-800-SEND-FTD telephone ordering service, enabling us to achieve lower marketing costs per order than our major competitor. In addition, we believe the FTD brand’s reputation for quality increases the percentage of people who place orders while visiting our www.ftd.com Web site and results in strong average order values.

Florist Segment. Over the past 90 years, the FTD brand has developed a reputation for quality and dependability among florists and consumers. Our brand allows our Florist Segment to attract new FTD-member florists and retain existing FTD-member florists, who find that our brand recognition enhances their businesses and provides them with a competitive advantage. We are also leveraging the strength of our brand to enter new channels, such as mass market retailers and supermarkets, with innovative products and services.

Strong Competitive Position in Attractive Core Markets

Consumer Segment. Our Consumer Segment is the second-largest participant in the fragmented floral direct marketing channel, which is the fastest growing floral order channel. Historically, we have increased our share in the floral direct marketing channel relative to our largest competitor. Orders and revenue through our Consumer Segment, which includes both floral products and specialty gifts, have grown at compound annual rates of 25.5% and 27.5%, respectively, from fiscal year 2001 through fiscal year 2003.

Florist Segment. Our Florist Segment is the second-largest participant in the highly concentrated floral wire-service market, which enjoys significant barriers to entry with respect to clearinghouse services, the largest component of our Member Services revenues. We believe our competitive strength in our Florist Segment is driven by FTD’s established brand, the value of our extensive membership base and the strength of our relationships with FTD-member florists.

Highly Complementary Business Segments

Our Consumer and Florist Segments are highly complementary and we are a leading floral industry participant with significant operations in both the consumer and florist services segments of the industry. As floral and specialty gifts direct marketers continue to become an increasingly important part of the floral retail industry via the Internet and telephone, we believe our ability to operate in both the consumer and florist services segments of the industry will enhance our competitive position.

Consumer Segment. FTD-member florists provide a high quality nationwide order fulfillment vehicle for our Consumer Segment, which we believe would be difficult to replicate. The ability to access approximately 20,000 florists allows our Consumer Segment to offer same-day delivery of floral orders to nearly 100% of the U.S. and Canadian populations. It also allows our Consumer Segment to process peak order flow substantially above that of our average daily order flow without any meaningful incremental investment in systems or infrastructure.

Florist Segment. One of the principal benefits to a florist of membership in the FTD network is enhanced order flow. Our www.ftd.com Web site and our 1-800-SEND-FTD toll-free telephone number support our Florist Segment by providing a strong and growing flow of floral orders for fulfillment by FTD-member florists, thus increasing the value of FTD membership to florists. For example, in fiscal year 2003, our Consumer Segment provided over 2.5 million floral orders to FTD-member florists. Orders generated by our Consumer Segment are sent over the Mercury Network, generating clearinghouse fees and transmission fees from, and driving hardware and software sales to, FTD-member florists receiving these orders.

Scalable Business Model

We believe our business model is attractive due to our ability to scale to meet increasing volume within both our Consumer and Florist Segments with limited capital investments. Our systems and infrastructure are capable of handling significant growth in both consumer and FTD-member florist order volume with minimal incremental investment. Additionally, our FTD-member florists and third-party specialty gift providers maintain the “bricks and mortar” and virtually all of the floral and specialty gift physical inventory, and bear the cost of warehousing and distribution. As a result, we can increase our revenues significantly without retail outlets or large investments in inventory.

Strong, Stable Cash Flow Generation

Our business model generates strong, stable cash flow. Our cash flow from operations has grown at a compound annual rate of 37.8% over the last three fiscal years. We also have low capital expenditure requirements, averaging $4.3 million during the last three fiscal years. In addition, our Florist Segment provides a stable source of cash flow, since a number of our Member Services and Mercury Technology sub-segments’ products and services generate recurring monthly revenue. Our Consumer Segment has attractive working capital characteristics that result from consumers paying for floral and specialty gift orders before we pay florists and specialty gift providers to deliver them.

Management Expertise

We have a highly experienced management team at both the corporate and operational levels. Our Chairman and Chief Executive Officer, Robert Norton, has been with us since fiscal year 1997 and has demonstrated, through his operational leadership and strategic vision, the ability to grow the business, having achieved compound annual revenue growth of 12.7% from fiscal year 1997 to fiscal year 2003. Our senior management team owns approximately 8% of Mercury Man Holdings Corporation’s common equity.

Business Strategy

Our primary business and financial objectives are to expand our market share within both our Consumer and Florist Segments, continue to improve our operating margins and profitability, and generate strong cash flow to service and reduce our indebtedness. We intend to achieve these objectives with the following strategic initiatives:

Consumer Segment

Continue to Expand Marketing Partnerships and Access New Consumer Markets. As a result of the strength of the FTD brand, our highly developed direct marketing expertise and our www.ftd.com Web site, we believe we have been able to achieve lower marketing costs per order than our major competitor. We plan to continue expanding our existing marketing partnerships (such as our partnerships with Yahoo!, United Airlines and American Airlines (American Airlines is a mark of American Airlines, Inc.) and establish new marketing partnerships to extend this competitive advantage. Additionally, we are entering new consumer markets, such as the corporate gifting market, to drive continued growth in orders through access to new consumer bases.

Pursue Growth in Specialty Gift Categories. According to Forrester Research, sales in the online specialty gift market are estimated to be over $30 billion by 2005. We are aggressively increasing our presence in this market by developing a broader offering of specialty gift items. In fiscal year 2003, specialty gift orders represented 20.0% of our Consumer Segment’s order volume, compared with 9.7% in fiscal year 2001. Our direct marketing expertise and brand strength make us a preferred partner for a range of specialty gift manufacturers, including Harry and David, Mrs. Fields and Crabtree & Evelyn.

Launch Competitive, Lower Priced Floral Offering. During fiscal year 2003, we began offering a lower-priced rose assortment targeted at younger, less-affluent consumers. In addition to the immediate commercial opportunity for this product, we believe this product offering will build valuable customer loyalty. Over time, as these consumers grow older and more affluent, we believe that they will migrate to our higher priced product offerings.

Florist Segment

Continue to Grow Membership and Product Offering Penetration. We intend to drive florist membership growth and product and service offering penetration through continued improvement in our product and service offerings, expansion of our sales force and continuous improvement in the quality and responsiveness of our customer service. In an effort to improve our offerings, we have introduced innovative new products, such as our pre-made bouquet line, which provide labor savings to FTD-member florists. Additionally, we implemented a simplified pricing structure, which has reduced up-front fees in favor of a more flexible pricing structure based on FTD-member florists’ usage of our services. We believe that this pricing structure appeals to FTD-member florists and has contributed to increased sales of our products and services. Within the past two years, we have also doubled our sales force to approximately 80 to provide FTD-member florists with more frequent, person-to-person contact and improved customer service. We have supported this expansion with improved training programs and a new incentive compensation structure designed to increase total revenue within a sales region by emphasizing the sale of products and services that are most profitable to us and maximizing orders processed through the Mercury Network.

Develop Channel Expansion Opportunities. We are currently pursuing opportunities to expand our presence in a number of channels that have not historically represented a meaningful portion of our revenues. For example, we believe the supermarket channel represents an excellent opportunity to increase the size of our network. To capitalize on this opportunity, we have recently created custom-tailored offerings designed for the approximately 23,000 supermarkets that sell flowers in the U.S. Within North America, approximately 1,800 supermarket locations are currently FTD members, including certain Kroger and Hy-Vee stores. We are also pursuing channel initiatives such as FTD-branded store-in-store floral displays and departments at various mass market retailers.

Seasonality

Our business is seasonal. For example, we generated 20.3%, 24.4%, 26.3% and 29.0% of our total revenue in the quarters ended September 30, December 31, March 31 and June 30 of fiscal year 2003, respectively. Revenue and operating results tend to be lower for the quarter ending September 30 because none of the most popular floral and gift holidays, which include Valentine’s Day, Easter, Mother’s Day, Thanksgiving and Christmas, fall within that quarter. In addition, depending on the year, the popular floral holiday of Easter sometimes falls within the quarter ending March 31 and sometimes falls within the quarter ending June 30. In addition, historical year over year total revenues and operating results fluctuated in the quarter ended September 30 due to the revenue generated from the Floral Selections Guide, which is published bi-annually.

In view of seasonal variations in the revenues and operating results of our Florist and Consumer Segments, we believe that comparisons of our revenues and operating results for any period with those of the immediately preceding period or the same period of the preceding fiscal year may be of limited relevance in evaluating our historical financial performance and predicting our future financial performance. Our working capital, cash and short-term borrowings also fluctuate during the year as a result of the factors set forth above. Finally, the operational risks described in “Risk Factors” may be exacerbated if the events described therein were to occur during a peak season.

Trademarks

Our intellectual property portfolio includes service marks, trademarks, collective service marks and collective trademarks that identify the services and products we or our FTD-member florists offer and distinguish them in the marketplace from the services and products offered by other companies.

The “FTD” mark and the “Mercury Man” logo are registered to us in the U.S., Canada and certain other countries for various products and services. These marks are used directly by us or under license by FTD-member florists and FTD.COM. The Mercury Man logo also is used by Interflora, Inc., an international provider of florist association services in which FTD owns a one-third interest, and FTD’s two co-owners of Interflora, Inc. pursuant to a series of licenses. One of our Interflora co-owners and certain national unit members have registered the Mercury Man logo in combination with their own names in their countries.

Our other registered trademarks and service marks include “Florists’ Transworld Delivery,” “Mercury” and “Mercury Network,” among others. The “Mercury Man” logo also is registered and used as a collective service mark for retail florist services by members. In addition, we have registered collective trademarks that are used under license by FTD-member florists and FTD.COM for floral products and related items. These collective trademarks include “Autumn Splendor,” “Big Hug,” “Birthday Party,” “Chicken Soup,” “Sweet Dreams,” “Thanks A Bunch,” the “FTD Anniversary Bouquet” and “The FTD Carnival Bouquet,” among others.

We have applied to register certain other trademarks, service marks and collective marks in the U.S. and other countries, and likely will seek to register additional marks in the future. It is possible that some of the applications to register additional marks will not result in registrations.

FTD also uses various marks under license. These include the “Interflora” mark. We are the exclusive licensee to use this mark in the nations of North America and South America and certain other countries, including, but not limited to, Japan, South Korea, the Philippine Islands, and the Virgin Islands.

Employees

At December 31, 2003, we employed approximately 800 full-time employees. We consider our relations with our employees to be good. None of our employees is currently covered by a collective bargaining agreement.

Properties

Our principal executive offices, consisting of approximately 120,000 square feet of office space, are owned by us and are located in Downers Grove, Illinois. In addition, we lease office space in Sanford, Maine for our Renaissance operations, an independent warehouse and distribution facility in Cincinnati, Ohio for product distribution and office space in Centerbrook, Connecticut and Medford, Oregon for two of our internal call centers. Our management believes that our facilities are adequate for our current operations.

Legal Proceedings

FTD, FTD.COM and the directors of FTD and FTD.COM have been named as defendants in five class action lawsuits filed in the Court of Chancery for New Castle County in Wilmington, Delaware by individual stockholders of FTD.COM on behalf of all public stockholders of FTD.COM: Frances Howland v. FTD.COM et al., Civil Action No. 19458 NC; Johnathon Anderson v. Richard Perry et al., Civil Action No. 19459 NC;

Stephen Gluck v. Richard C. Perry, Civil Action No. 19461 NC; Geoff Mott v. IOS Brands Corp., Civil Action No. 19468 NC; and Highwood Partners, L.P. v. IOS Brands Corp., Civil Action No. 19556 NC. These lawsuits were filed beginning on March 5, 2002, after the press release announcing the 2002 merger with FTD.COM was issued. Shortly thereafter, the lawsuits were consolidated by the Court into a single lawsuit: Highwood Partners, L.P. v. IOS Brands Corp., Civil Action No. 19556 NC. Subsequently, the case was renamed: “In Re FTD.COM Inc. Shareholders Litigation.” Following the consolidation of the five cases, plaintiffs voluntarily dismissed one of the five combined cases with prejudice. The complaints generally make essentially the same allegations, namely that:

•	the offer by us to exchange 0.26 shares of Class A common stock for each share of FTD.COM common stock is inadequate;

•	the individual defendants breached the fiduciary duties they owed in their capacity as directors by, among other things, failing to conduct an auction or otherwise check the market value of FTD.COM before voting to accept the merger proposal;

•	FTD and its board of directors prevented the FTD.COM board of directors from conducting a meaningful review of the transaction; and

•	FTD, FTD.COM and certain individual defendants timed the 2002 merger with FTD.COM to deny public stockholders the full potential increase in FTD.COM’s stock price following the 2002 merger with FTD.COM.

We have reached an agreement to settle the consolidated shareholder class actions pending in the Court of Chancery for New Castle County in Wilmington, Delaware, titled “In Re FTD.COM, Inc. Shareholders Litigation.” A Stipulation and Agreement of Compromise, Settlement and Release relating to this matter, sometimes referred to in this prospectus as the “Stipulation and Settlement Agreement,” has been executed.

The terms of the Stipulation and Settlement Agreement include no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit. The Stipulation and Settlement was approved by the Court on November 13, 2003. We and the other defendants have denied, and continue to deny, that they have committed any violation of federal securities or other laws.

In connection with the Stipulation and Settlement Agreement, we recorded an $11.0 million charge in the fourth quarter of fiscal year 2003 as other expense, including related administrative costs. This charge will not be deductible for income tax purposes. In November 2003, pursuant to the court approved Stipulation and Settlement Agreement, we distributed 139,493 shares of Class A Common Stock valued at $3.4 million as payment for a portion of our $10.7 million settlement liability. Pursuant to the terms of the Stipulation and Settlement Agreement, we are obligated to pay the remaining $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. Pursuant to the terms of our new senior credit facility, we placed $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation.

We pursued claims against two insurance carriers, one that provided coverage to FTD and its directors and officers and another that provided coverage to FTD.COM and its directors and officers. In the second quarter of fiscal year 2004, we recorded a gain of $1.5 million as a result of a settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers. The insurance carrier that maintained the policy covering FTD.COM and its directors and officers has initiated litigation seeking to deny coverage for the shareholder lawsuits that are the subject of the settlement, while we believe that FTD.COM and the individual defendants are entitled to coverage. Any further recoveries from the insurance providers relating to the settlement will be recorded as Other Income in the period realized.

We are subject to certain operating restrictions imposed by the Modified Final Judgment, dated November 13, 1990, of the U.S. District Court for the Eastern District of Michigan in U.S. v. Florists’ Telegraph Delivery

Association, and U.S. v. Florists’ Transworld Delivery Association, which are collectively referred to in this prospectus as the “consent order.” The consent order prohibits us, among other things, from restricting FTD membership to florists who are not subscribers of a competing clearinghouse. This consent order does not expire until August 1, 2005.

On December 30, 2003, Teleflora filed a complaint in the U.S. District Court for the Northern District of California in San Jose against FTDI. The complaint alleges, among other things, misappropriation of trade secrets, copyright infringement, unfair competition, intentional interference with contracts and various counts of fraud, through, among other things, unauthorized access to Teleflora software by FTDI. Among other things, Teleflora claims that FTDI “hacked” into certain of Teleflora’s flower shop management software and systems licensed by individual florists and improperly modified Teleflora software to permit florists to use the FTDI network to process orders or credit card transactions. Teleflora also claims that some florists who have licensed a Teleflora shop management system were improperly induced by FTDI sales representatives to cancel their agreements with Teleflora and install an FTDI system. Teleflora is seeking compensatory damages in excess of $5.0 million as well as punitive damages and injunctive relief. The parties are in the preliminary stages of limited accelerated discovery. FTDI has filed a motion to dismiss these claims and will vigorously defend against all of the claims that are not dismissed. In addition, FTDI is investigating whether it may assert its own claims against Teleflora.

In addition, we are involved in various lawsuits and other matters arising in the normal course of business. In the opinion of our management, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on our financial condition, liquidity or results of operations.

Dividend Policy

We have not paid any cash dividends on our common stock since our inception. Any future determination as to the payment of dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, compliance with charter and contractual restrictions and such other factors as our board of directors deems relevant.

We agreed in the FTD merger agreement not to, and to cause our subsidiaries not to, declare, set aside or pay any dividend in respect of our capital stock until the consummation of the FTD merger without the prior written consent of Mercury Man Holdings Corporation.

Finally, under the terms of the indenture governing the notes and our new senior credit facility, with specified exceptions, we may not declare or pay any dividend or make any distribution on shares of our common stock to holders of such common stock.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
Robert L. Norton	57	Director, Chairman of the Board, Chief Executive Officer
Carrie A. Wolfe	33	Chief Financial Officer and Treasurer
Jon R. Burney	61	Vice President, General Counsel and Secretary
Lawrence W. Johnson	36	Executive Vice President of Mercury Technology
Daniel W. Smith	36	Executive Vice President of FTD.COM
William J. Van Cleave	39	Executive Vice President of Member Services
George T. Kanganis	48	Executive Vice President of Sales
Peter J. Nolan	45	Director
John M. Baumer	36	Director
Timothy J. Flynn	31	Director

Directors

Robert L. Norton. Mr. Norton is our Chairman of the Board and Chief Executive Officer. Mr. Norton has served as our Chairman of the Board since June 2000, as Chief Executive Officer since October 2000, as President from January 1999 through October 2002 and as a director since January 1999. Mr. Norton also serves as the Chairman of the Board and Chief Executive Officer of FTDI. Mr. Norton joined FTDI in October 1996 as General Manager, became President, Chief Executive Officer and a director in January 1997 and was elected Chairman of the Board of Directors of FTDI in June 2000. From March 1993 until May 1996, Mr. Norton was Vice Chairman and Chief Financial Officer of JoAnn Stores, Inc., a retail chain of fabric and craft stores. Mr. Norton received a Bachelor of Science from Cleveland State University in 1973.

In February 2000, Mr. Norton consented to the entry of an SEC administrative cease and desist order resolving certain allegations involving the financial statements of his predecessor employer, JoAnn Stores. Mr. Norton, without admitting or denying the allegations, consented to the entry of an order finding that he violated or caused violations of certain federal securities laws by signing and approving JoAnn Stores’ Annual Report on Form 10-K for the fiscal year ended February 1, 1992, Form S-3 Registration Statement relating to a March 1992 public debt offering and Forms 10-Q for the first three quarters of fiscal year 1993.

Peter J. Nolan. Mr. Nolan is a managing partner of Leonard Green & Partners, L.P. Mr. Nolan is a manager of GEI Capital IV, LLC, an affiliate of Leonard Green & Partners, L.P. Prior to joining Leonard Green & Partners, L.P., Mr. Nolan was a Managing Director and Co-Head of Donaldson, Lufkin & Jenrette’s Los Angeles Investment Banking Division, which he joined in 1990. Prior to 1990, Mr. Nolan was a First Vice President in corporate finance at Drexel Burnham Lambert from 1986 to 1990, a Vice President at Prudential Securities, Inc. from 1982 to 1986, and an Associate at Manufacturers Hanover Trust. Mr. Nolan presently serves on the Board of Directors of AsianMedia Group LLC, Liberty Group Publishing, Inc., VCA Antech, Inc., White Cap Industries, Inc., Rand McNally & Company, Werner Holding Co., Inc. and Activision, Inc. and has served as a director and the president of both Nectar Merger Corporation and Mercury Man Holdings Corporation since their formation. Mr. Nolan received a Bachelor of Science from Cornell University and an M.B.A. from the Johnson Graduate School of Management at Cornell University.

John M. Baumer. Mr. Baumer has been a partner of Leonard Green & Partners, L.P. since January 2001. Prior to becoming a partner, Mr. Baumer had been a vice president at Leonard Green & Partners, L.P. since May 1999. Mr. Baumer is a member of GEI Capital IV, LLC, an affiliate of Leonard Green & Partners, L.P. Prior to joining Leonard Green & Partners, L.P., Mr. Baumer was a vice president in the corporate finance division of

Donaldson, Lufkin & Jenrette in Los Angeles since 1999 and an associate at Donaldson, Lufkin & Jenrette since 1995. Mr. Baumer presently serves on the Board of Directors of Intercontinental Art, Inc., Leslie’s Poolmart, Inc., PETCO Animal Supplies, Inc., Phoenix Scientific, Inc., VCA Antech, Inc. and Rand McNally & Company and has served as director and the vice president of both Mercury Man Holdings Corporation and Nectar Merger Corporation since their formation. Mr. Baumer received a Bachelor of Business Administration from the University of Notre Dame and an M.B.A. from the Wharton School at the University of Pennsylvania.

Timothy J. Flynn. Mr. Flynn has been a vice president of Leonard Green & Partners, L.P. since March 2003. Prior to joining Leonard Green & Partners, L.P., Mr. Flynn was a Director in the Investment Banking Division of Credit Suisse First Boston in Los Angeles, which he joined in 2000 following Credit Suisse First Boston’s acquisition of Donaldson, Lufkin & Jenrette. Prior to the acquisition, Mr. Flynn worked in the Investment Banking Division of Donaldson, Lufkin & Jenrette since 1996. From 1994-1996, Mr. Flynn worked in the Mergers and Acquisitions group at Paine Webber Incorporated. Mr. Flynn earned a dual Bachelor of Arts degree from Brown University.

Executive Officers

Jon R. Burney. Mr. Burney has served as Vice President, General Counsel and Secretary of FTDI and as our Secretary since October 2000. Since June 28, 2002, he has also served as Vice President and General Counsel of FTD. Prior to joining us, Mr. Burney practiced law with the firm of Burney and Herthneck in Cleveland, Ohio for 18 years and he has been a member of the Ohio State Bar since 1968. Prior to that time, he was Vice President and General Counsel for Apcoa Inc. and counsel for the Apcoa division of ITT. Mr. Burney received a Bachelor of Arts from Denison University in 1964 and a Juris Doctor from The Ohio State University College of Law in 1967.

Lawrence W. Johnson. Mr. Johnson was appointed as the Executive Vice President of Mercury Technology of FTDI in October 2003. From 1997 to October 2003, Mr. Johnson served as our Vice President, Human Resources, the Director of Administration and Tax Manager. Prior to joining us in 1997, Mr. Johnson worked as a Tax Manager for Culumber and Scanlan, Ltd., an independent public accounting firm. Mr. Johnson received a Bachelor of Science degree in Accounting from DePaul University in 1989 and is a Certified Public Accountant.

George T. Kanganis. Mr. Kanganis was appointed as the Executive Vice President of Sales of FTD in December 2002. From October 2000 until December 2000, Mr. Kanganis served as the Vice President of Sales and the Vice President of National Accounts. Prior to joining us in October 2000, Mr. Kanganis worked as the Vice President of National Accounts and in various other roles at Teleflora since 1989. Mr. Kanganis received a Bachelor of Science degree in Business Administration from Manhattan College in Riverdale, New York in 1979.

Daniel W. Smith. Mr. Smith was appointed the Executive Vice President of FTD.COM in October 2002. Since joining us in 1998, through October 2002, Mr. Smith has served as the Direct Marketing Manager, the Director of Direct Marketing and the Vice President of Marketing of FTD.COM. Prior to 1998, Mr. Smith worked at the Bradford Exchange in consumer direct and database marketing. He received a Bachelor of Science degree in Marketing at the University of Illinois in 1989.

William J. Van Cleave. Mr. Van Cleave was appointed as the Executive Vice President of Member Services in March 2002. He served as Executive Vice President of Member Services and Technology from March 2002 to December 2002. From August 1999 through March 2002, Mr. Van Cleave served as Vice President-Marketing of FTD.COM. Prior to joining us in August 1999, he was the Marketing Director of americangreetings.com, the Internet marketing division of American Greetings Corporation, from November 1995 to July 1999. From August 1990 to October 1995, Mr. Van Cleave served in various other capacities at American Greetings Corporation. Mr. Van Cleave received a Bachelor of Science from Miami University in 1986 and a Masters of Business Administration from Case Western Reserve University in 1990.

Carrie A. Wolfe. Ms. Wolfe was appointed as our Chief Financial Officer and Treasurer in March 2002. From November 1999 to March 2002, Ms. Wolfe served as Chief Financial Officer, Vice President-Finance and Accounting and Controller of FTD.COM. Prior to joining us in November 1999, she was Director of Finance and Director of Financial Reporting, as well as serving in various other capacities, at Whitman Corporation, from October 1995 to November 1999. From June 1992 to September 1995, Ms. Wolfe worked in the auditing group at Price Waterhouse (now PricewaterhouseCoopers LLP), an independent public accounting firm. Ms. Wolfe received a Bachelor of Science in Accounting from the University of Illinois in 1992 and is a Certified Public Accountant.

Committees of the Board of Directors

We expect to form audit and compensation committees.

Audit Committee

The audit committee will review our various accounting, financial reporting and internal control functions and make recommendations to our board of directors for the selection of independent public accountants. In addition, the committee will monitor the independence of our independent accountants.

Compensation Committee

The compensation committee will be responsible for approving all grants of stock options and other equity awards to employees, changes to compensation of officers, all annual bonuses granted to officers and all other employee benefits granted to officers.

Executive Compensation

The following table provides information relating to compensation for the fiscal years ended June 30, 2003, 2002 and 2001 for Robert L. Norton, our chief executive officer, and Ann M. Hofferberth, our former Executive Vice President of Specialty Wholesaling, Michael J. Soenen, our former president and chief operating officer, William J. Van Cleave and Carrie A. Wolfe, the four other most highly compensated executive officers whose total salary and bonus, as determined by reference to fiscal year 2003, pursuant to SEC rules, exceeded $100,000 (collectively referred to in this prospectus as the “named executive officers”). The amounts shown in the following table include compensation for services in all capacities provided to us.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus (1)		Restricted Stock Awards		Securities Underlying Options(#)		All Other Compensation
Robert L. Norton Chairman of the Board and Chief Executive Officer	2003 2002 2001	$598,077 546,154 436,538	$525,000 5,321,174 436,540	(3)	$	— — —	195,000 — —		$5,276 4,846 4,258	(2) (4) (5)

Ann M. Hofferberth Former Executive Vice President of Specialty Wholesaling	2003 2002 2001	238,615 203,846 88,462	95,000 101,920 45,000			— — —	40,000 — 32,500	(8)	4,999 4,535 372	(6) (7) (9)

Michael J. Soenen Former President and Chief Operating Officer	2003 2002 2001	322,115 249,039 225,000	155,000 3,424,247 218,750	(11)		— — —	91,000 — —		8,885 6,959 8,068	(10) (12) (13)

William J. Van Cleave Executive Vice President of Member Services	2003 2002 2001	219,231 199,039 174,038	80,000 99,520 83,125			— — —	39,000 — —		7,631 5,723 3,688	(14) (15) (16)

Carrie A. Wolfe Chief Financial Officer and Treasurer	2003 2002 2001	223,269 149,616 108,769	105,000 72,310 33,000			— — —	40,000 — —		9,432 4,670 3,449	(17) (18) (19)

(1)	Includes cash bonuses paid in the fiscal year following the referenced fiscal year with respect to services rendered in the referenced fiscal year.
(2)	Represents $2,507 in flexible dollars for use in connection with our benefit plan and $2,769 in matching contributions to FTD’s 401(k) Retirement Savings Plan, referred to in this prospectus as “FTD’s 401(k) Plan.”
(3)	Represents a one-time bonus payment pursuant to an Agreement and Plan of Merger, dated as of March 3, 2002, by and among the FTD, FTDI, Aroma Acquisition Corp. and FTD.COM, as a result of which Aroma Acquisition Corp., a subsidiary of FTDI, merged with and into FTD.COM.
(4)	Represents $2,308 in flexible dollars for use in connection with our benefit plans and $2,538 in matching contributions to FTD’s 401(k) Plan.
(5)	Represents $2,123 in flexible dollars for use in connection with our benefit plans and $2,135 in matching contributions to FTD’s 401(k) Plan.
(6)	Represents $2,507 in flexible dollars for use in connection with our benefit plan and $2,492 in matching contributions to FTD’s 401(k) Plan.
(7)	Represents $2,448 in flexible dollars for use in connection with our benefit plans and $2,087 in matching contributions to FTD’s 401(k) Plan.
(8)	Pursuant to the 2002 merger with FTD.COM, all outstanding options to purchase FTD.COM common stock were converted into options to purchase shares of Class A common stock. The securities underlying options in this summary compensation table reflect the conversion of the options to purchase FTD.COM common stock into options to purchase Class A common stock pursuant to the merger agreement entered into in connection with the 2002 merger with FTD.COM. Pursuant to the terms of the merger agreement entered into in connection with the 2002 merger with FTD.COM, each stockholder of FTD.COM, other than FTD or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of Class A common stock for each share of FTD.COM common stock owned at the time of the 2002 merger with FTD.COM. Additionally, all outstanding options to purchase FTD.COM common stock were converted into options to purchase shares of Class A common stock, in accordance with the same exchange ratio and vesting schedule as existed prior to the 2002 merger with FTD.COM. Effective January 8, 2001, Ms. Hofferberth received an option to purchase 125,000 shares of Class A common stock of FTD.COM at an exercise price of $1.9375 per share, which pursuant to the 2002 merger with FTD.COM was converted into an option to purchase 32,500 shares of our Class A common stock at an exercise price of $7.4519 per share. These options vest (a) to the extent of one-fourth of the shares covered thereby on each of the first four anniversaries of January 8, 2001, (b) upon a change in control (as defined in the 2002 Long-Term Equity Incentive Plan) or (c) upon Ms. Hofferberth’s death or disability.
(9)	Represents flexible dollars for use in connection with FTD’s benefit plans.
(10)	Represents $2,260 in flexible dollars for use in connection with FTD’s benefit plans and $6,625 in matching contributions to FTD’s 401(k) Plan.
(11)	Represents $186,780 in fiscal year 2002 bonus and $3,237,467 in a one-time bonus payment pursuant to the 2002 merger with FTD.COM.
(12)	Represents $2,084 in flexible dollars for use in connection with FTD’s benefit plans and $4,875 in matching contributions to FTD’s 401(k) Plan.
(13)	Represents $2,019 in flexible dollars for use in connection with FTD’s benefit plans and $6,049 in matching contributions to FTD’s 401(k) Plan.
(14)	Represents $2,093 in flexible dollars for use in connection with FTD’s benefit plans and $5,538 in matching contributions to FTD’s 401(k) Plan.
(15)	Represents $1,902 in flexible dollars for use in connection with FTD’s benefit plans and $3,821 in matching contributions to FTD’s 401(k) Plan.
(16)	Represents $1,837 in flexible dollars for use in connection with FTD’s benefit plans and $1,851 in matching contributions to FTD’s 401(k) Plan.
(17)	Represents $565 in flexible dollars for use with FTD’s benefit plans and $8,867 in matching contributions to FTD’s 401(k) Plan.
(18)	Represents $860 in flexible dollars for use in connection with FTD’s benefit plans and $3,810 in matching contributions to FTD’s 401(k) Plan.
(19)	Represents $1,118 in flexible dollars for use in connection with FTD’s benefit plans and $2,331 in matching contributions to FTD’s 401(k) Plan.

Option/Stock Appreciation Rights Grants in Last Fiscal Year

Pursuant to the terms and provisions of our 2002 Long-Term Equity Incentive Plan, referred to in this prospectus as the “2002 Equity Incentive Plan,” and our 1994 Stock Award and Equity Incentive Plan, referred to in this prospectus as the “1994 Equity Incentive Plan,” during the fiscal year ended June 30, 2003, the board of directors of FTD authorized the grant of stock options to certain named executive officers and directors. During the fiscal year ended June 30, 2003, we granted stock options to purchase 620,200 shares of our Class A common stock. Stock options granted to named executive officers and directors during the fiscal year ended June 30, 2003 are as reflected below. No stock appreciation rights, referred to in this prospectus as “SARs,” were granted by us during the fiscal year ended June 30, 2003.

Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term
Name	Number Of Securities Underlying Option/SARs Granted (#)	Percent of Total Options/SARs Granted To Employees In Fiscal Year	Exercise of Base Price ($/Sh)	Expiration Date	5.0%	10.0%
Robert L. Norton	195,000	31.44%	$16.2100	12/12/2012	$1,987,904	$5,037,740
Ann M. Hofferberth	40,000	6.45%	16.2100	12/12/2012	407,775	1,033,383
Michael J. Soenen	91,000	14.67%	16.2100	12/12/2012	927,689	2,350,945
William J. Van Cleave	39,000	6.29%	16.2100	12/12/2012	397,581	1,007,548
Carrie A. Wolfe	40,000	6.45%	16.2100	12/12/2012	407,775	1,033,383

Aggregated Option/SAR Exercises In Last Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets forth the total number and value of exercisable and nonexercisable options and SARs held by each of the named executive officers as of June 30, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the- money Options/SARs at FY- End ($) (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert L. Norton	—	$—	240,000	200,000	$2,928,400	$818,550
Ann M. Hofferberth	16,250	179,292	—	56,250	—	364,507
Michael J. Soenen	—	—	26,000	95,000	278,660	398,090
William J. Van Cleave	—	—	—	39,000	—	154,050
Carrie A. Wolfe	—	—	—	40,000	—	158,000

(1)	Option values were calculated based on a $20.16 closing price of Class A common stock, as reported on the Nasdaq National Market at June 30, 2003.

Except for Ms. Hofferberth, none of the named executive officers exercised stock options during the fiscal year ended June 30, 2003. None of the named executive officers held or holds SARs.

The following table presents information regarding our total outstanding equity compensation as of June 30, 2003. Pursuant to the 2002 merger with FTD.COM, all options under the FTD.COM Inc. 1999 Equity Incentive Plan were converted into options to purchase our Class A common stock.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	$986,050	$13.79	$1,916,250
Equity compensation plans not approved by security holders	—	—	—

Total	$986,050	$13.79	$1,916,250

(1)	Includes options granted under the 1999 Equity Incentive Plan, the 2002 Equity Incentive Plan and the 1994 Equity Incentive Plan.

Compensation of Directors

Compensation of Directors Prior to the FTD Merger

Our executive officers are not paid any additional compensation for their services as directors. Independent directors who are not employees of FTD are entitled to the following compensation:

•	$20,000 annual retainer fee for serving on the board of directors;

•	$1,000 fee for attendance at a board of directors and/or committee meeting or $1,500 fee for attendance at a committee meeting in which the director serves as chairman of the committee; and

•	an annual grant of shares of restricted stock in an amount equal to $10,000 (which fully vests on the one year anniversary of the date of grant).

We reimburse all directors for all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and committee meetings.

Equity Incentive Plans. The 2002 Equity Incentive Plan and the 1994 Equity Incentive Plan provided for the grant of incentive stock options, referred to in this prospectus as “ISOs,” non-qualified stock options, referred to in this prospectus as “NSOs,” SARs, limited SARs, restricted stock, deferred stock, performance awards, or a combination of the foregoing to our directors, including non-employee directors. Below is a brief description of the 2002, 1999 and 1994 Equity Incentive Plans as they relate to director compensation.

2002 Equity Incentive Plan. The 2002 Equity Incentive Plan provided for the issuance of Class A common stock in connection with the granting of ISOs or NSOs, SARs, either alone or in tandem with options, restricted stock, performance awards, or any combination of the foregoing. The 2002 Equity Incentive Plan was administered by the compensation committee. The 2002 Equity Incentive Plan provided for the compensation committee of the board of directors to award grants of ISOs conforming to the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the “I.R.C.,” to employee directors, and NSOs to any directors, including non-employee directors, of FTD and its subsidiaries. No options were granted to our directors of under the 2002 Equity Incentive Plan in fiscal year 2003.

The 2002 Equity Incentive Plan also provided for the compensation committee of the board of directors to grant SARs, alone or in tandem with stock options, subject to the terms and conditions it determines, to our directors. No SARs were granted to our directors under the 2002 Equity Incentive Plan in fiscal year 2003.

Under the 2002 Equity Incentive Plan, the compensation committee of the board of directors awarded restricted stock to our directors subject to the conditions and restrictions, and for the duration, which was generally at least six months, that it determined in its discretion. We granted 664 shares of restricted stock to each of Habib Y. Gorgi, Stephen G. Kasnet and Christopher J.D. Ainsley, during the fiscal year ended June 30, 2003. The restrictions on such shares lapsed on November 11, 2003. On November 12, 2003, we granted 406 shares of restricted stock to each of Mr. Gorgi, Mr. Kasnet and Mr. Ainsley. At the time of consummation of the FTD merger, the aggregate of 1,218 shares of restricted stock held by such non-employee directors of FTD vested in full.

The 2002 Equity Incentive Plan provided for the compensation committee of the board of directors to grant performance awards to our directors contingent on achievement by the grantee, FTD and/or its subsidiaries or divisions of set goals and objectives regarding specified performance criteria, such a return on equity, over a specified performance cycle, as designated by the compensation committee of the board of directors. No performance awards were granted to our directors under the 2002 Equity Incentive Plan in fiscal year 2003.

The 2002 Equity Incentive Plan was terminated in connection with the consummation of the FTD merger.

1999 Equity Incentive Plan. The 1999 Equity Incentive Plan provided for the issuance of FTD.COM Class A common stock in connection with the granting of option rights, SARs, restricted shares, deferred shares, performance awards, or any combination of the foregoing. As of June 27, 2002, the 1999 Equity Incentive Plan was superceded by the 2002 Equity Incentive Plan.

1994 Equity Incentive Plan. The 1994 Equity Incentive Plan provided for the issuance of Class A common stock in connection with the granting of ISOs or NSOs, SARs, either alone or in tandem with options, limited SARs, restricted stock, deferred stock performance awards, or a combination of the foregoing. The 1994 Equity Incentive Plan provided for the compensation committee of the board of directors to award grants of ISOs conforming to the provisions of Section 422 of the I.R.C. to employee directors and NSOs to any directors, including non-employee directors (other than members of the compensation committee of the board of directors), of FTD and its subsidiaries. No options were granted to our directors under the 1994 Equity Incentive Plan in fiscal year 2003.

The 1994 Equity Incentive Plan also provided for the compensation committee of the board of directors to grant SARs or limited SARs either alone or in conjunction with all or part of any option granted. No SARs or limited SARs were granted to our directors under the 1994 Equity Incentive Plan in fiscal year 2003.

The 1994 Equity Incentive Plan provided for the compensation committee to award restricted stock to our directors either alone or in addition to other awards granted, subject to restrictions on transfer and termination determined in the discretion of the compensation committee. No restricted stock was granted to our directors under the 1994 Equity Incentive Plan in fiscal year 2003.

Additionally, the 1994 Equity Incentive Plan provided for the compensation committee to grant performance awards under the 1994 Equity Incentive Plan to our directors either alone or in addition to other awards granted, subject to restrictions on transfer and termination determined in the discretion of the compensation committee. No performance awards were granted to our directors under the 1994 Equity Incentive Plan in fiscal year 2003.

The 1994 Equity Incentive Plan also provided for the compensation committee to award deferred stock to our directors either alone or in addition to other awards granted, subject to restrictions on transfer and termination determined in the discretion of the compensation committee. No deferred stock was granted to our directors under the 1994 Equity Incentive Plan in fiscal year 2003.

The 1994 Equity Incentive Plan was terminated in connection with the consummation of the FTD merger.

Compensation of Directors

We will reimburse members of the board of directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, we may compensate independent members of the board of directors for services provided in such capacity.

Employment Agreements

Each of our senior officers, other than Michael Soenen, our former president and chief operating officer, continued in their positions with FTD following the FTD merger. We have amended our employment agreements with each of Robert Norton, Jon Burney, Ann Hofferberth, Larry Johnson, George Kanganis, Daniel Smith, William Van Cleave and Carrie Wolfe to clarify a provision in their employment agreements relating to the circumstances under which such senior officers may be entitled to severance payments as a result of the FTD merger and to clarify the definition of “Change of Control.” Following consummation of the FTD merger, the positions of the chief executive officer and the president were consolidated into a single position, which is occupied by Robert Norton, who is also our current chairman and chief executive officer, and the chief operating officer position was eliminated. In addition, Ann Hofferberth’s employment with FTD was terminated following the consummation of the FTD merger. Ann Hofferberth was our former Executive Vice President of Specialty Wholesaling,

Norton Employment Arrangement. We entered into a letter employment agreement, dated as of April 12, 2001, as amended by an amendment to the letter employment agreement, dated as of May 20, 2003, a second amendment to the letter employment agreement, dated October 5, 2003, and a third amendment to the letter employment agreement, dated February 24, 2004, with Robert Norton to serve as FTD’s chairman and chief executive officer as well as chairman and chief executive officer of FTDI. The terms of Mr. Norton’s employment agreement currently extends through September 30, 2005 and automatically renew for two year periods thereafter unless terminated as provided in the agreement for cause or without cause. Mr. Norton’s base salary under the agreement is $450,000 per year, subject to merit increases in base salary as the compensation committee may determine, in its discretion, plus an annual performance bonus as set by the compensation committee based upon performance criteria set by the compensation committee. Mr. Norton’s annual bonus is paid at the end of the first quarter of our fiscal year based upon performance criteria met as of the end of the immediately preceding fiscal year. Mr. Norton’s employment agreement also provides for participation by Mr. Norton in all benefit programs, including life, health and disability, available to our other senior executives. In addition, Mr. Norton’s employment agreement provides that if:

•	FTD fails to renew his employment agreement at the end of its term;

•	FTD terminates Mr. Norton’s employment without cause (other than during a change of control period); or

•	Mr. Norton resigns following his assignment to a position that represents a material diminution in his operating responsibilities (other than during a change of control period);

then Mr. Norton is entitled to receive certain termination benefits, which include, among other things, the continuation of his most recent base salary for twenty-four months from the effective date of any such termination, any pro rata bonus to which he may be entitled pursuant to the agreement, the accelerated vesting of his restricted stock awards and options to purchase shares of our common stock and the continued participation in certain of our life, disability, group and health plans until the earlier of twenty-four months after termination or the date on which Mr. Norton accepts other fulltime employment.

In addition, the employment agreement provides that Mr. Norton is entitled to receive certain severance benefits upon a change of control if, during the two years following a change of control, his employment is involuntarily terminated or not renewed (other than for cause, death or permanent disability) or he resigns because:

•	FTD fails to elect or re-elect or otherwise to maintain Mr. Norton in the office or the position, or a substantially equivalent office or position, which he held immediately prior to the change of control;

•	there is (i) a material adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position that Mr. Norton held immediately prior to a change of control (except for changes resulting from our ceasing to be a public company or Mr. Norton no longer having the duties held by an officer of a public company); (ii) a reduction in Mr. Norton’s base salary or a material modification in the scope of his other rights to participate in any bonus program offered to similarly-situated employees as in effect immediately prior to a change of control; or (iii) the termination, denial or reduction in scope or value of Mr. Norton’s rights to certain additional employment-related benefits at least as great in the aggregate as those payable immediately prior to a change of control;

•	a change in the scope of the business or other activities for which Mr. Norton is responsible, which has rendered him unable to carry out any material portion of the duties attached to his position held immediately prior to a change of control (except for changes resulting from our ceasing to be a public company or Mr. Norton no longer having the duties held by an officer of a public company);

•	FTD’s liquidation, dissolution, merger, consolidation or reorganization or transfer of all or substantially all of our business and/or assets (unless the successor assumes all duties and obligations under our employment agreements); or

•	Mr. Norton is required to have his principal location of work changed to any location that is more than 50 miles from his current principal location of work immediately prior to a change of control.

These benefits include, among other things, a lump sum payment equal to the sum of (i) his base salary for three years at the highest rate during the three year period prior to termination, (ii) three times his target performance bonus for the fiscal year in which the change of control or termination occurs, whichever is higher, and (iii) any pro rata performance bonus to which he may be entitled for the fiscal year in which the change of control or termination occurs, whichever is higher. For three years after the date of termination, Mr. Norton is also entitled to certain health benefits, life insurance and disability insurance and reasonable and customary executive outplacement services not to exceed $20,000.

A “change of control” is defined to generally include:

•	the acquisition by any person of more than 50% of the voting stock of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our voting stock or the voting stock of FTDI;

•	a change in a majority of the directors of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our directors or the directors of FTDI;

•	the consummation of a reorganization, merger or consolidation or sale of all or substantially all of the assets of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our assets or the assets of FTDI; or

•	the approval by the stockholders of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our stockholders or the stockholders of FTDI of a complete liquidation or dissolution of us or FTDI.

Mr. Norton’s employment agreement provides for a tax gross-up payment if Section 280G of the I.R.C., is triggered with respect to any payments that constitute “parachute payments.” The amount of the gross-up payment is an amount such that, after payment by Mr. Norton of the excise tax of Section 4999 of the I.R.C., and all income taxes and any interest or penalties attributable to the excise tax, Mr. Norton retains an amount of the gross-up payment equal to the excise tax imposed on the “parachute payments.” Mr. Norton’s employment agreement provides that any stock options or restricted stock awards will vest in full upon a change of control.

In addition, Mr. Norton has entered into a separate agreement with us that provides for (i) nondisclosure of confidential information, (ii) noncompetition and (iii) nonsolicitation of customers, suppliers and employees. Such agreement is effective for three years after Mr. Norton’s employment with FTD is terminated.

Other Executive Employment Arrangements. Pursuant to employment agreements between us and each of Jon Burney, Lawrence Johnson, George Kanganis, Daniel Smith, William Van Cleave and Carrie Wolfe, each dated as of May 20, 2003, as amended on October 5, 2003, as further amended on February 24, 2004, each executive has agreed to serve as one of our officers or in a substantially similar position with any entity that acquires us through May 31, 2004, with each agreement renewing automatically for one year periods thereafter unless terminated as provided in the agreement prior to the end of the term. The respective agreements provide for the following minimum base salaries, subject to merit increases in base salary as the compensation committee may determine, plus a performance bonus as set by the board of directors or the compensation committee: Jon Burney, $195,000; Lawrence Johnson, $122,000; George Kanganis, $180,000; Daniel Smith, $175,000; William Van Cleave, $220,000 and Carrie Wolfe, $225,000. The employment agreements also provide that each executive is entitled to four weeks of paid vacation per year, reimbursement for all reasonable and necessary travel expenses and other disbursements incurred by each executive for us or on our behalf and additional employment-related benefits that are made available from time to time to our employees who are at comparable levels to each executive. In addition, each executive’s employment agreement provides that if:

•	FTD fails to renew his or her employment agreement at the end of its term;

•	FTD terminates the executive’s employment without cause (other than during a change of control period); or

•	the executive resigns following his or her assignment to a position that represents a material diminution in his or her operating responsibilities (other than during a change of control period);

then the executive is entitled to receive certain termination benefits, which include, among other things, the continuation of his or her most recent base salary for one year from the effective date of any such termination and any pro rata bonus to which the executive may be entitled pursuant to the agreement.

In addition, each employment agreement provides that the executive is entitled to receive certain severance benefits upon a change of control if, during the two years following a change of control, his or her employment is terminated or not renewed (other than for cause, death or permanent disability) or he or she resigns because:

•	FTD fails to elect or re-elect or otherwise to maintain the executive in the office or the position, or a substantially equivalent office or position, which he or she held immediately prior to the change of control;

•	there is (i) a material adverse change in the nature or scope of the authorities, powers, functions, responsibilities or duties attached to the position that the executive held immediately prior to a change of control (except for changes resulting from us ceasing to be a public company or the executive no longer having the duties held by an officer of a public company); (ii) a reduction in the executive’s base salary or a material modification in the scope of his or her right to participate in any bonus program offered to similarly-situated employees as in effect immediately prior to a change of control; or (iii) the termination, denial or reduction in scope or value of the executive’s rights to certain additional employment-related benefits at least as great in the aggregate as those payable immediately prior to a change of control;

•	a change in the scope of the business or other activities for which the executive is responsible, which has rendered him or her unable to carry out any material portion of the duties attached to his or her position immediately prior to a change of control (except for changes resulting from us ceasing to be a public company or the executive no longer having the duties held by an officer of a public company);

•	FTD’s liquidation, dissolution, merger, consolidation or reorganization or transfer of all or substantially all of FTD’s business and/or assets; or

•	the executive is required to have his or her principal location of work changed to any location that is more than 50 miles from his or her current principal location of work immediately prior to a change of control.

These benefits include, among other things, a lump sum payment equal to the sum of (i) his or her base salary for two years at the highest rate during the three years prior to termination, (ii) two times his or her target performance bonus for the fiscal year in which the change of control or termination occurs, whichever is higher, and (iii) any pro rata performance bonus to which he or she may be entitled for the fiscal year in which the change of control or termination occurs, whichever is higher. For two years after the date of termination, each executive is entitled to certain health benefits, life insurance and disability insurance and reasonable and customary executive outplacement services not to exceed $20,000.

A “change of control” is defined in each executive’s employment agreement to generally include:

•	the acquisition by any person of more than 50% of the voting stock of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our voting stock or the voting stock of FTDI;

•	a change in a majority of the directors of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our directors or the directors of FTDI;

•	the consummation of a reorganization, merger or consolidation or sale of all or substantially all of the assets of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our assets or the assets of FTDI; or

•	the approval by the stockholders of Mercury Man Holdings Corporation or any direct or indirect parent thereof, our stockholders or the stockholders of FTDI of a complete liquidation or dissolution of us or FTDI.

Each executive’s employment agreement also provides that any of the executive’s outstanding stock options or restricted stock awards will become immediately exercisable or vest in full, as the case may be, upon a change of control.

Other than our employment agreement with Robert Norton, our current chairman and chief executive officer, which provides for tax gross-up payments, each executive’s employment agreement provides for a cap if Section 280G of the I.R.C. is triggered, unless the executive would receive greater after tax proceeds, taking into account the excise tax of Section 4999 of the I.R.C. if the payments were not capped.

Under the terms of a confidentiality and non-competition agreement between FTDI and each of the executives, the executives have agreed not to engage in any business activity if such activity constitutes the sale or provision of floral products or services that are similar to, or competitive with, floral products or services then being sold or provided by FTDI or any of its subsidiaries or affiliated companies, while the executive is employed by FTDI and for a period of one year thereafter. In addition, under the agreement, each executive has agreed to certain provisions regarding the non-disclosure of confidential information and non-solicitation of employees of FTDI.

Other Arrangements

Management Incentive Plan. Mr. Norton, Mr. Van Cleave and Ms. Wolfe, along with other executive officers of FTD, are participants in the Management Incentive Plan, referred to in this prospectus as the “MIP.” The MIP covers approximately 40 key employees of FTD and FTDI and provides various bonus levels up to 125% of the employees’ base salary in the event that (i) FTD achieves one or more targets based on our earnings before interest, taxes, depreciation and amortization or net income and sales and (ii) the individual achieves specified goals. Mr. Norton received bonuses of $436,540 and $525,000 related to fiscal years 2001 and 2003, respectively, but did not receive a bonus related to fiscal year 2002 pursuant to the MIP. Mr. Van Cleave received bonuses of $83,125, $99,520 and $80,000 related to fiscal years 2001, 2002 and 2003, respectively, pursuant to the MIP. Ms. Wolfe received bonuses of $33,000, $72,310 and $105,000 related to fiscal years 2001, 2002 and 2003, respectively, pursuant to the MIP. Mr. Soenen, who is no longer an executive officer of FTD, received bonuses of $218,750, $186,780 and $155,000 related to fiscal years 2001, 2002 and 2003, respectively, pursuant to the MIP. Ms. Hofferberth, who is no longer an executive officer of FTD, received bonuses of $45,000, $101,920 and $95,000 related to fiscal years 2001, 2002 and 2003, respectively, pursuant to the MIP.

FTD Merger Bonus Plan

In order to provide an incentive for certain of our senior officers to remain employed with us through the consummation of the FTD merger, we adopted a stay and sale bonus plan providing for payments by us totaling $2.75 million in cash as incentive compensation for the roles played by our management in connection with the process that led to the proposed FTD merger. Certain of our senior officers were eligible to participate in the plan. Payments were made by us immediately prior to the time of the consummation of the FTD merger provided such officers were employed with us at that time. Under the stay and sale bonus plan, Robert Norton, our chairman and chief executive officer, received $1.225 million, Carrie Wolfe, our chief financial officer, received $500,000 and Michael Soenen, our former president and chief operating officer, received $250,000. The remaining $775,000 was allocated by Robert Norton and the compensation committee of FTD’s board of directors existing prior to the consummation of the FTD merger, among other senior officers who were employed by us at the time of the consummation of the FTD merger.

Change of Control Payments Under Existing Employment Agreements

We have executive employment agreements with Robert Norton, Jon Burney, Lawrence Johnson, George Kanganis, Daniel Smith, William Van Cleave and Carrie Wolfe described above under “—Employment Agreements.” Each employment agreement, as described above, contains provisions requiring certain lump sum payments to be made by us to each employee in the case of termination or constructive termination occurring within a certain period of time following a change of control. In addition, at the time of consummation of the FTD merger, each of the 406 shares of restricted stock issued to each of Mr. Gorgi, Mr. Kasnet and Mr. Ainsley vested in full.

Following consummation of the FTD merger, the positions of the chief executive officer and the president were consolidated into a single position, which is occupied by Robert Norton, who is also our current chairman and chief executive officer, and the chief operating officer position was eliminated. As a result of the consolidation of these positions, Michael Soenen, our former president and chief operating officer, was entitled to receive severance payments of approximately $1.5 million pursuant to the terms of his employment agreement with us. Other than Michael Soenen, no other FTD officers or employees were entitled to severance payments in connection with the consummation of the FTD merger.

Option Cash-Out

In connection with the FTD merger, we cashed out all options to purchase shares of Class A common stock at a price equal to the excess, or spread, of the $24.85 per share FTD merger consideration over the per share exercise price of each option. As of January 14, 2004, the record date for the special meeting to be held in connection with the FTD merger, our senior officers and directors held options with a positive spread to purchase a total of 774,750 shares of Class A common stock. The aggregate spread of the $24.85 per share FTD merger consideration over the per share exercise price of these options was $9.1 million. Included in this amount were options held by Robert Norton, our chairman and chief executive officer, and Michael Soenen, our former president and chief operating officer, who were members of, and in the case of Mr. Norton, still is a member of, our board of directors and held options to purchase 440,000 and 121,000 shares of Class A common stock, respectively. The aggregate spread of the $24.85 per share FTD merger consideration over the per share exercise price of these options held by Mr. Norton and Mr. Soenen was approximately $5.8 million and $1.2 million, respectively.

With respect to the options to purchase 15,200 shares of Class A common stock granted under our equity incentive plans for which the exercise price is greater than $24.85, those options were cancelled in the FTD merger, and in exchange therefore, the holders received a payment of $0.05 per share of Class A common stock issuable upon exercise of such stock options.

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

We are required under the FTD merger agreement to honor all of our obligations to indemnify and hold harmless, to the extent not paid by insurance, our present and former officers and directors for acts or omissions that occurred prior to consummation of the FTD merger to the extent provided under Delaware law and our certificate of incorporation and bylaws in effect on October 5, 2003. Mercury Man Holdings Corporation has also agreed to separately indemnify and hold harmless, to the extent not paid by insurance, our present and former officers and directors for acts or omissions that occurred prior to consummation of the FTD merger, except that Mercury Man Holdings Corporation is not required to provide indemnification for losses arising out of the indemnified parties’ gross negligence, wanton malfeasance, willful or illegal conduct or conduct that was intentionally injurious to FTD. These obligations will continue for six years after the consummation of the FTD merger. In addition, we have purchased a six year, pre-paid noncancellable directors’ and officers’ “tail” insurance policy covering our current and former directors and officers in a single aggregate amount over the six-year period equal to the former policy limits for our and our subsidiaries’ current directors’ and officers’ insurance policies.

PRINCIPAL STOCKHOLDERS

Mercury Man Holdings Corporation owns 100% of our outstanding capital stock. The following table shows information with respect to the beneficial ownership of the common stock of Mercury Man Holdings Corporation immediately after the FTD merger, by:

•	each person, or group of affiliated persons, who beneficially owns 5% or more of the common stock of Mercury Man Holdings Corporation; and

•	all members of the board of directors and executive officers of FTD as a group.

Unless otherwise indicated, the address for each of the stockholders listed below is c/o FTD, Inc., 3113 Woodcreek Drive, Chicago, Illinois 60515.

	Common Stock
Stockholder:	Number of Shares		Percentage of Common Stock
Green Equity Investors IV, L.P. (1)	36,551,000	(2)	91.4%
Robert L. Norton	3,014,000		7.5
Ann M. Hofferberth	100,000		*
William J. Van Cleave	100,000		*
Carrie A. Wolfe	100,000		*
Daniel W. Smith	50,000		*
Jon R. Burney	25,000		*
Lawrence W. Johnson	25,000		*
George T. Kanganis	25,000		*
Peter J. Nolan (2) (3)	36,551,000		91.4%
John M. Baumer (2) (3)	36,551,000		91.4%
All Executive Officers and Directors as a group (11 persons)	39,990,000		100.0%

*	Indicates that such director’s or officer’s ownership does not exceed 1% of our outstanding common stock.
(1)	The address of Green Equity Investors IV, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.
(2)	Includes 36,156,000 shares of common stock held by Green Equity Investors IV, L.P. and 395,000 shares held by FTD Co-Investment LLC.
(3)	Green Equity Investors IV, L.P. is a Delaware limited partnership managed by Leonard Green & Partners, L.P. Each of John G. Danhakl, Peter J. Nolan, Jonathan D. Solokoff, John M. Baumer, James D. Halper, and Jonathan A. Seiffer, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control Leonard Green & Partners, L.P. As such, Messrs. Danhakl, Nolan, Solokoff, Baumer, Halper, and Seiffer may be deemed to have shared voting and investment power with respect to all shares held by Green Equity Investors IV, L.P. and FTD Co-Investment LLC. These individuals disclaim beneficial ownership of the securities held by Green Equity Investors IV, L.P. and FTD Co-Investment LLC. Each of these individuals’ address is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements Related to the FTD Merger

The following is a summary description of material terms of certain agreements that have been entered into by and among Leonard Green & Partners, L.P., Green Equity Investors IV, L.P., Mercury Man Holdings Corporation, the Perry Group, the Bain Group, the Fleet Group and the management investors.

Equity Ownership in Mercury Man Holdings Corporation

As a condition to the FTD merger, certain members of senior management of FTD, including Robert Norton, our chairman and chief executive officer, were obligated to invest at least $4.0 million in the aggregate in the equity of Mercury Man Holdings Corporation. Robert Norton and other management investors invested approximately $4.4 million in the equity of Mercury Man Holdings Corporation to satisfy this condition. The investments took the form of an exchange of our common stock for shares of stock of Mercury Man Holdings Corporation, or a cash investment by such management investors for shares of stock of Mercury Man Holdings Corporation or a combination of the foregoing. The management investors will also have the opportunity to purchase up to $800,000 of additional equity in Mercury Man Holdings Corporation after the end of the 2004 fiscal year.

Stockholders’ Agreement and Registration Rights Agreement

In connection with the management investors’ investment in the equity of Mercury Man Holdings Corporation, Green Equity Investors IV, L.P., Mercury Man Holdings Corporation and the management investors entered into a stockholders’ agreement. The stockholders’ agreement, among other things, restricts the ability of the management investors to freely transfer their securities in Mercury Man Holdings Corporation and gives Green Equity Investors IV, L.P. and Mercury Man Holdings Corporation a right of first refusal if any of the management investors seeks to make specified transfers of his or her securities to a third-party. If any of the management investors ceases to be employed by FTD, Green Equity Investors IV, L.P. and Mercury Man Holdings Corporation will be entitled to purchase his or her securities at specified prices. Additionally, Green Equity Investors IV, L.P. has drag-along rights, meaning that, under some circumstances, if Green Equity Investors IV, L.P. desires to sell a portion of its securities to a third-party, the management investors will be required to sell a portion of their shares to the third-party. Also, the management investors have tag-along rights to participate if Green Equity Investors IV, L.P. sells its shares to a third-party, which means that the management investors will be allowed to include a portion of their shares in the sale to the third-party.

In connection with the management investors’ investment in the equity of Mercury Man Holdings Corporation in connection with the FTD merger, Green Equity Investors IV, L.P., Mercury Man Holdings Corporation and the management investors entered into a registration rights agreement. The registration rights agreement provides Green Equity Investors IV, L.P. with demand and piggy-back registration rights in certain circumstances. In addition, the registration rights agreement provides the management investors with piggy-back registration rights in certain circumstances.

Management Services Agreement

Our management services agreement terminated upon the consummation of the FTD merger and was replaced with a management services agreement among us and certain of our subsidiaries and Leonard Green & Partners, L.P., pursuant to which Leonard Green & Partners, L.P. has agreed to provide management, consulting and financial planning services on an ongoing basis to us and certain of our subsidiaries, including, without limitation, in connection with any major transactions we may engage in. In consideration of these services, we and certain of our subsidiaries are obligated to pay Leonard Green & Partners, L.P. an annual management fee of $2.0 million payable in equal monthly installments beginning in the first month after the closing of the FTD merger. However, in the event of a payment default under our new senior credit agreement or the indenture governing the notes, or a bankruptcy, liquidation or winding-up of FTD, the payment of all accrued and unpaid management fees is subordinated to the prior payment in full of all amounts due and owing under our new senior credit facility and the indenture governing the notes. In addition, payment of the management fees on any monthly payment date is contingent on our having had Consolidated EBITDA (as defined in the indenture governing the notes, which would include the adjustments comprising Adjusted EBITDA as presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Discussion”) equal to or greater than $46.75 million for any consecutive twelve-month period ended not more than twelve months prior to that payment date. In the event any portion of the management fee is not so paid, such amount will accrue and become due and payable in the next month when payment is permitted.

The management services agreement has a ten year term which extends automatically on each anniversary of the agreement for one additional year unless either party gives prior notice that the term will not be extended. In the event of a change of control of FTD or an initial public offering, the management services agreement will terminate and all amounts payable during the term of the management services agreement, as extended from time to time, discounted to present value, will become immediately due and payable. In addition, the management services agreement provides for the payment to Leonard Green & Partners, L.P. of customary fees for services provided in connection with major transactions, reimbursement of reasonable out-of-pocket expenses and a fee of $7.0 million in connection with the FTD merger, of which the fee has been paid.

Voting Agreements

In connection with the FTD merger agreement, each of the Perry Group, the Bain Group and the Fleet Group entered into separate voting agreements with Mercury Man Holdings Corporation. Under these voting agreements, each of the funds agreed, subject to certain exceptions, to vote the shares of common stock of FTD that they own or control in favor of adoption of the FTD merger agreement and the transactions contemplated by the FTD merger agreement, and any actions required in furtherance of the FTD merger, and against any alternative transaction.

Other Agreements

Management Consulting Services Agreement

Parties related to the Perry Group, the Bain Group and the Fleet Group entered into an agreement for management consulting services with us pursuant to which they are required to provide financial and other corporate advisory services to our management. Subject to certain limitations contained in our prior credit agreement, for each fiscal year of FTDI, FTDI was obligated to pay dividends to FTD, Inc. sufficient to allow FTD, Inc. to pay the Perry Group, the Bain Group and the Fleet Group an annual fee of $2.0 million. Subject to certain conditions, this annual fee was to be shared by the Perry Group, the Bain Group and the Fleet Group in proportion to their relative ownership interests in FTD. The management consulting services agreement had a term running through July 1, 2005. The management consulting services agreement terminated upon the consummation of the FTD merger.

Certain of our directors received indirectly a portion of the annual fee as a result of their ownership interest in or other relationship with the entities providing services to FTDI. Richard C. Perry, a former director of FTD designated by the Perry Group, has an interest in Perry Investors, LLC. Stephen G. Pagliuca, a former director of FTD designated by the Bain Group, is a managing director of Bain Capital Partners, LLC. Habib Y. Gorgi, a former director of FTD designated by the Fleet Group, is the president of certain entities, which owned shares, directly or indirectly, through general partnership interests. Parties related to each of the Perry Group, the Bain Group and the Fleet Group were entitled to 64.99%, 23.80% and 11.21%, respectively, of the fees paid by us under the management consulting services agreement. The portion of these fees each of these directors were to receive, if any, was discretionary.

FTD.COM Securities Litigation Payments

Pursuant to the terms of the Stipulation and Settlement Agreement relating to the FTD.COM securities litigation, we are obligated to pay $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. Pursuant to the terms of our new senior credit facility we placed $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. is entitled to payment of amounts equal to any insurance proceeds received after the consummation of the FTD merger in respect of the settlement of the FTD.COM securities litigation.

DESCRIPTION OF NEW SENIOR CREDIT FACILITY

In connection with the consummation of the FTD merger, we entered into a new senior credit facility with a syndicate of financial institutions, including Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, UBS Securities LLC as syndication agent, and Wells Fargo Bank, N.A., as documentation agent. Set forth below is a summary of the terms of our new senior credit facility.

Our new senior credit facility provides for aggregate borrowings by us of up to $135.0 million and will consist of a five-year $50.0 million revolving credit facility and a seven-year $85.0 million term loan. A portion of our new revolving credit facility is available as a letter of credit sub-facility and as a swing-line facility.

Upon the consummation of the FTD merger, we borrowed $85.0 million under a seven-year term loan under our new senior credit facility. The borrowings under our new senior credit facility were used to provide a portion of the proceeds required to consummate the FTD merger and to pay related fees and expenses. Our revolving credit facility was undrawn at the consummation of the FTD merger and will be used for our working capital and general corporate requirements. At the consummation of the FTD merger, we had $1.1 million of letters of credit that reduced availability under our new revolving credit facility by a like amount.

Guarantees; Collateral

Our new senior credit facility is fully and unconditionally guaranteed by Mercury Man Holdings Corporation and on a joint and several basis by our existing and future, direct and indirect domestic subsidiaries. Our new senior credit facility and guarantees are secured by first priority security interests in, and mortgages on, substantially all of our and our direct and indirect domestic subsidiaries’ and Mercury Man Holdings Corporation’s tangible and intangible assets and first priority pledges of all the equity interests owned by Mercury Man Holdings Corporation in us and owned by us in our existing and future direct and indirect domestic subsidiaries and 66% of the equity interests owned by us in our existing and future non-domestic subsidiaries.

Interest

Borrowings under our new senior credit facility generally bear interest based on a margin over, at our option, either the base rate (generally the applicable prime lending rate of Credit Suisse First Boston, as announced from time to time) or LIBOR. For the first six months following the consummation of the FTD merger, the applicable margin for base rate loans will be 175 basis points and for Eurodollar loans will be 275 basis points. Beginning six months after the consummation of the FTD merger, the applicable margin for our new revolving credit facility will vary based upon our consolidated leverage ratio, as defined in our new senior credit facility.

Optional and Mandatory Repayments

We are permitted to voluntarily prepay principal amounts outstanding or reduce commitments under our new senior credit facility at any time, in whole or in part, without premium or penalty, upon the giving of proper notice and subject to minimum amount requirements. In addition, subject to certain exceptions, we are required to prepay outstanding amounts under our new senior credit facility with a portion of our excess cash flow, the net proceeds of certain asset dispositions, casualty insurance and condemnation recovery events and upon the issuance of certain securities or debt. The term loan amortizes at $850,000 per year with the remaining balance due at maturity.

Certain Covenants

Our new senior credit facility contains customary and appropriate affirmative and negative covenants for financings of its type (and subject to customary exceptions). The financial covenants include:

•	a minimum fixed charge coverage ratio test;

•	a maximum leverage ratio test; and

•	a minimum interest coverage ratio test.

Other covenants, among other things, limit our ability to:

•	incur liens or other encumbrances;

•	make investments;

•	make acquisitions;

•	incur additional debt;

•	enter into sale leaseback transactions

•	incur certain contingent liabilities;

•	make certain restricted junior payments and other similar distributions;

•	enter into mergers, consolidations and similar combinations;

•	sell assets or engage in similar transfers;

•	amend certain material agreements, including the indenture governing the notes;

•	make capital expenditures; and

•	engage in transactions with affiliates.

Events of Default

Our new senior credit facility contains customary events of default including, but not limited to:

•	failure to make payments when due;

•	defaults under other material agreements or instruments of indebtedness;

•	noncompliance with certain covenants;

•	breaches of representations and warranties;

•	bankruptcy;

•	judgments in excess of specified amounts;

•	failure of any guaranty or pledge agreement supporting our new senior credit facility to be in full force and effect; and

•	a change of control (as such term is defined in our new senior credit facility).

THE EXCHANGE OFFER

Purpose of the Exchange Offer

Nectar Merger Corporation sold the outstanding notes to the initial purchasers on February 6, 2004. The initial purchasers of the outstanding notes subsequently resold the outstanding notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. In connection with the issuance of the outstanding notes, Nectar Merger Corporation entered into a registration rights agreement with the initial purchasers of the outstanding notes. Pursuant to the FTD merger, FTD, Inc. assumed all obligations under the outstanding notes and all of FTD, Inc.’s domestic subsidiaries guaranteed the outstanding notes. In addition, FTD, Inc. assumed all obligations under the Registration Rights Agreement. The registration rights agreement requires us to register the exchange notes under the federal securities laws and offer to exchange the exchange notes for the outstanding notes. The exchange notes will be issued without a restrictive legend and generally may be resold without registration under the federal securities laws. We are effecting the exchange offer to comply with the registration rights agreement.

The registration rights agreement requires us and the guarantors of the notes to:

•	file a registration statement for the exchange offer and the exchange notes not later than 200 days after the issue date of the outstanding notes and 120 days after the closing of the FTD merger;

•	use our respective commercially reasonable efforts to cause the registration statement to become effective under the Securities Act on or prior to the date 90 days after such filing;

•	consummate the exchange offer on or prior to 30 business days after the registration statement is declared effective; and

•	file a shelf registration statement for the resale of the outstanding notes under certain circumstances and use our commercially reasonable efforts to cause such registration statement to become effective under the Securities Act.

These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. However, if we fail to meet any of these requirements, we must pay additional interest on the outstanding notes at a rate of 0.25% per annum for the first 90-day period and an additional 0.25% per annum with respect to each subsequent 90-day period until the applicable requirement has been met, up to a maximum additional interest rate of 1.0% per annum. We have also agreed to keep the registration statement for the exchange offer effective for not less than 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offer is mailed to holders.

Under the registration rights agreement, our obligations to register the exchange notes will terminate upon the completion of the exchange offer. However, under certain circumstances specified in the registration rights agreement, we may be required to file a “shelf” registration statement for a continuous offer in connection with the outstanding notes.

This summary includes only the material terms of the registration rights agreement. For a full description, you should refer to the complete copy of the registration rights agreement, which has been filed as an exhibit to the registration statement for the exchange offer and the exchange notes. For more information, see “Where You Can Find More Information.”

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. For more information, see “Plan of Distribution.”

Transferability of the Exchange Notes

Based on an interpretation of the Securities Act by the staff of the SEC in several no-action letters issued to third parties unrelated to us, we believe that you, or any other person receiving exchange notes, may offer for resale, resell or otherwise transfer such notes without complying with the registration and prospectus delivery requirements of the federal securities laws, if, among other things:

•	you, or the person or entity receiving such exchange notes, are acquiring the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity has an arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act;

•	neither you nor any such person or entity are engaging in or intend to engage in a distribution of the exchange notes within the meaning of the Securities Act; and

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of FTD, Inc. and the guarantors of the notes or if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

To participate in the exchange offer, you must represent as the holder of outstanding notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemption from those requirements.

Broker-dealers receiving exchange notes in exchange for outstanding notes acquired for their own account through market making or other trading activities may not rely on this interpretation by the SEC. Such broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act and must therefore acknowledge, by signing the letter of transmittal, that they will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of the exchange notes. The letter of transmittal states that by acknowledging that it will deliver, and by delivering, a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. As described above, under the registration rights agreement, we have agreed to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of the exchange notes. For more information, see “Plan of Distribution.”

Terms of the Exchange Offer; Acceptance of Tendered Notes

Upon the terms and subject to the conditions in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to              p.m., Eastern Standard Time, on             , 2004. We will issue $1,000 principal amount at maturity of exchange notes in exchange for each $1,000 principal amount at maturity of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer. However, outstanding notes may be tendered only in integral multiples of $1,000 in principal amount at maturity.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the federal securities laws and will not bear any legend restricting their transfer;

•	the exchange notes bear a series B designation and a different CUSIP number from the outstanding notes; and

•	the holders of the exchange notes will not be entitled to certain rights under the registration rights agreement, including the provisions for an increase in the interest rate on the outstanding notes in some circumstances relating to the timing of the exchange offer.

The exchange notes will evidence the same debt as the outstanding notes. Holders of exchange notes will be entitled to the benefits of the indenture.

As of the date of this prospectus, $175.0 million in aggregate principal of notes was outstanding. We have fixed             , 2004 as the date on which this prospectus and the letter of transmittal will be mailed initially. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC under the Exchange Act.

We shall be deemed to have accepted validly tendered outstanding notes when and if we have given oral or written notice to the exchange agent of our acceptance. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described in this prospectus or otherwise, we will return the certificates for any unaccepted notes, at our expense, to the tendering holder as promptly as practicable after the expiration of the exchange offer.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees with respect to the exchange of notes. Tendering holders will also not be required to pay transfer taxes in the exchange offer. We will pay all charges and expenses in connection with the exchange offer as described under the subheading “—Solicitation of Tenders; Fees and Expenses.” However, we will not pay any taxes incurred in connection with a holder’s request to have exchange notes or non-exchanged notes issued in the name of a person other than the registered holder. See “—Transfer Taxes” in this section below.

Expiration Date; Extensions; Amendment

We will accept validly tendered outstanding notes and exchange them promptly for exchange notes in accordance with Rule 14e-1(c) under the Exchange Act. The exchange offer will expire at              p.m., Eastern Standard Time, on             , 2004, referred to in this prospectus as the “Expiration Date,” unless we extend the exchange offer. To extend the exchange offer, we will notify the exchange agent and each registered holder of any extension before              a.m., Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. We reserve the right to extend the exchange offer, delay accepting any tendered notes or, if any of the conditions described below under the heading “—Conditions to the Exchange Offer” have not been satisfied, to terminate the exchange offer. We also reserve the right to amend the terms of the exchange offer in any manner. We will give oral or written notice of such delay, extension, termination or amendment to the exchange agent.

Interest on the Exchange Notes

Interest on each exchange note issued pursuant to the exchange offer will accrue from the last interest payment date on which interest was paid on the outstanding notes surrendered in exchange therefor or, if no interest has been paid on the outstanding notes, from the date of original issue of the outstanding notes.

Procedures for Tendering Outstanding Notes

Only a holder of outstanding notes may tender notes in the exchange offer. To tender in the exchange offer, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or such facsimile, together with the outstanding notes and any other required documents, to the exchange agent prior to p.m., Eastern Standard Time, on the Expiration Date.

To tender outstanding notes effectively, you must complete the letter of transmittal and other required documents and the exchange agent must receive all of the documents prior to              p.m., Eastern Standard Time, on the Expiration Date. Delivery of the outstanding notes may be made by book-entry transfer in accordance with the procedures described below. The exchange agent must receive confirmation of book-entry transfer prior to the Expiration Date.

By executing the letter of transmittal, you will make to us the representations set forth in the first paragraph under the heading “—Transferability of the Exchange Notes.”

All tenders not withdrawn before the Expiration Date and the acceptance of the tender by us will constitute agreement between you and us under the terms and subject to the conditions in this prospectus and in the letter of transmittal, including an agreement to deliver good and marketable title to all tendered notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, adverse claims and rights and restrictions of any kind.

The method of delivery of outstanding notes and the letter of transmittal and all other required documents to the exchange agent is at the election and sole risk of the holder. Instead of delivery by mail, you should use an overnight or hand delivery service. In all cases, you should allow for sufficient time to ensure delivery to the exchange agent before the expiration of the exchange offer. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you. You should not send any note, letter of transmittal or other required document to us.

If your notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you desire to tender, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. For more information, see “Instruction to Registered Holders and DTC Participants from Beneficial Owner” included with the letter of transmittal.

The exchange of notes will be made only after timely receipt by the exchange agent of certificates for outstanding notes, a letter of transmittal and all other required documents, or timely completion of a book-entry transfer. If any tendered notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the exchange agent will return such unaccepted or non-exchanged notes to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer, the exchange agent will credit the non-exchanged notes to an account maintained with The Depository Trust Company.

Guarantee of Signatures

Holders must obtain a guarantee of all signatures on a letter of transmittal or a notice of withdrawal unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an “eligible guarantor institution.”

Signature guarantees must be made by a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 promulgated under the Exchange Act (namely, banks; brokers and dealers; credit unions; national securities exchanges; registered securities associations; learning agencies; and savings associations).

Signature on the Letter of Transmittal; Bond Powers and Endorsements

If the letter of transmittal is signed by a person other than the registered holder of the outstanding notes, the registered holder must endorse the outstanding notes or provide a properly completed bond power. Any such endorsement or bond power must be signed by the registered holder as that registered holder’s name appears on the outstanding notes. Signatures on such outstanding notes and bond powers must be guaranteed by an “eligible guarantor institution.”

If you sign the letter of transmittal or any outstanding notes or bond power as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, fiduciary or in any other representative capacity, you must so indicate when signing. You must submit satisfactory evidence to the exchange agent of your authority to act in such capacity.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at the book-entry transfer facility, The Depository Trust Company, referred to in this prospectus as “DTC,” for the purpose of facilitating the exchange offer. Subject to the establishment of the accounts, any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer such notes into the exchange agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal (or a manually signed facsimile of the letter of transmittal) with any required signature guarantees, or an “agent’s message” in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to and received by the exchange agent, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. Accordingly, the DTC participants may electronically transmit their acceptance of the exchange offer by causing the DTC to transfer outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. Upon receipt of such holder’s acceptance through the Automated Tender Offer Program, DTC will edit and verify the acceptance and send an “agent’s message” to the exchange agent for its acceptance. Delivery of tendered notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth above, or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below.

The term “agent’s message” means a message transmitted by DTC, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that:

•	DTC has received an express acknowledgment from the participant in DTC tendering notes subject to the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	we may enforce such agreement against such participant.

In the case of an agent’s message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

Determination of Valid Tenders; Our Rights Under the Exchange Offer

All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of tendered notes will be determined by us in our sole discretion, which determination will be final and binding on all parties. We expressly reserve the absolute right, in our sole discretion, to reject any or all outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right in our sole discretion to waive or amend any conditions of the exchange offer or to waive any defects or irregularities of tender for any particular note, whether or not similar defects or irregularities are waived in the case of other notes. Our interpretation of the terms and conditions of the exchange offer will be final and binding on all parties. No alternative, conditional or contingent tenders will be accepted. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the tendering holder within such time as we determine.

Although we intend to notify holders of defects or irregularities in tenders of outstanding notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities in such tenders or will incur any liability to holders for failure to give such notification. Holders will be deemed to have tendered outstanding notes only when such defects or irregularities have been cured or waived. The exchange agent will return to the tendering holder, after the expiration of the exchange offer, any outstanding notes that are not properly tendered and as to which the defects have not been cured or waived.

Guaranteed Delivery Procedures

If you desire to tender outstanding notes pursuant to the exchange offer and (1) certificates representing such outstanding notes are not immediately available, (2) time will not permit your letter of transmittal, certificates representing such outstanding notes and all other required documents to reach the exchange agent on or prior to the Expiration Date, or (3) the procedures for book-entry transfer (including delivery of an agent’s message) cannot be completed on or prior to the Expiration Date, you may nevertheless tender such notes with the effect that such tender will be deemed to have been received on or prior to the Expiration Date if all the following conditions are satisfied:

•	you must effect your tender through an “eligible guarantor institution,” which is defined above under the heading “—Guarantee of Signatures;”

•	a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us herewith, or an agent’s message with respect to guaranteed delivery that is accepted by us, is received by the exchange agent on or prior to the Expiration Date as provided below; and

•	the certificates for the tendered notes, in proper form for transfer (or a book-entry confirmation of the transfer of such notes into the exchange agent account at DTC as described above), together with a letter of transmittal (or a manually signed facsimile of the letter of transmittal) properly completed and duly executed, with any signature guarantees and any other documents required by the letter of transmittal or a properly transmitted agent’s message, are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by hand delivery, facsimile transmission or mail to the exchange agent and must include a guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw tendered notes at any time before              p.m., Eastern Standard Time, on             , 2004. For a withdrawal of tendered notes to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent on or prior to the expiration of the exchange offer. For DTC participants, a written notice of withdrawal may be made by electronic transmission through DTC’s Automated Tender Offer Program. Any notice of withdrawal must:

•	specify the name of the person having tendered the notes to be withdrawn;

•	identify the notes to be withdrawn, including the certificate number(s) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at DTC;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which such notes were tendered, with any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the notes register the transfer of such notes into the name of the person withdrawing the tender and a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder; and

•	specify the name in which any such notes are to be registered, if different from that of the registered holder.

Any permitted withdrawal of notes may not be rescinded. Any notes properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. The exchange agent will return any withdrawn notes without cost to the holder promptly after withdrawal of the notes. Holders may retender properly withdrawn notes at any time before the expiration of the exchange offer by following one of the procedures described above under the heading “—Procedures for Tendering Outstanding Notes.”

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or issue any exchange notes for, any outstanding notes, and may terminate or amend the exchange offer as provided in this prospectus before the acceptance of the outstanding notes, if we determine that the exchange offer violates any law, statute, rule, regulation or interpretation by the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

These conditions are for the sole benefit of FTD, Inc. and may be asserted or waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of these rights at any time will not be deemed a waiver of such rights and each of such rights shall be deemed an ongoing right which may be asserted by us at any time and from time to time.

In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for those outstanding notes, if at any time any stop order is threatened or issued with respect to the registration statement for the exchange offer and the exchange notes or the qualification of the indenture under the Trust Indenture Act of 1939. In any such event, we must use every reasonable effort to obtain the withdrawal or lifting of any stop order at the earliest possible time.

Effect of Not Tendering

To the extent outstanding notes are tendered and accepted in the exchange offer, the principal amount at maturity of outstanding notes will be reduced by the amount so tendered and a holder’s ability to sell untendered outstanding notes could be adversely affected. In addition, after the completion of the exchange offer, the outstanding notes will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of outstanding notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose of the Exchange Offer.”

Accordingly, the notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case we and the trustee shall have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to us and the trustee), subject in each of the foregoing cases to any requirements of law that the disposition of the seller’s property or the property of such investor account or accounts be at all times within its or their control and in compliance with any applicable state securities laws.

Upon completion of the exchange offer, due to the restrictions on transfer of the outstanding notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for outstanding notes will be relatively less liquid than the market for exchange notes. Consequently, holders of outstanding notes who do not participate in the exchange offer could experience significant diminution in the value of their outstanding notes, compared to the value of the exchange notes.

Regulatory Approvals

Other than the federal securities laws, there are no federal or state regulatory requirements that we must comply with and there are no approvals that we must obtain in connection with the exchange offer.

Solicitation of Tenders; Fees and Expenses

We will bear the expenses of soliciting tenders. We are mailing the principal solicitation. However, our officers and regular employees and those of our affiliates may make additional solicitation by telegraph, telecopy, telephone or in person.

We have not retained any dealer-manager in connection with the exchange offer. We will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we may pay the exchange agent reasonable and customary fees for its services and may reimburse it for its reasonable out-of-pocket expenses.

We will pay the cash expenses incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes. The carrying value is face value. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

Transfer Taxes

We will pay all transfer taxes, if any, required to be paid by us in connection with the exchange of the outstanding notes for the exchange notes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted for exchange be returned to, a person other than the registered holder will be responsible for the payment of any transfer tax arising from such transfer.

The Exchange Agent

U.S. Bank National Association is serving as the exchange agent for the exchange offer. ALL EXECUTED LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE EXCHANGE AGENT AT THE ADDRESS LISTED BELOW. Questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent at the address or telephone number listed below.

By Registered or Certified Mail:	U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107-2292
Attn: Specialized Finance Department

By Overnight Courier or By Hand:	U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107-2292
Attn: Specialized Finance Department

Confirm by Telephone:	(651) 934-6802

Originals of all documents sent by facsimile should be promptly sent to the exchange agent by registered or certified mail, by hand, or by overnight delivery service.

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

DESCRIPTION OF NOTES

On February 6, 2004, Nectar Merger Corporation issued the outstanding notes. The outstanding notes were issued pursuant to an indenture (the “Indenture”), dated as of February 6, 2004, by and among Nectar Merger Corporation, as issuer, and U.S. Bank National Association, as trustee (the “Trustee”). The Indenture will also govern the terms and conditions relating to the exchange notes.

Pursuant to the Agreement and Plan of Merger, dated as of October 5, 2003, by and among Mercury Man Holdings Corporation, Nectar Merger Corporation, and FTD, Inc. (the “FTD merger agreement”), Nectar Merger Corporation merged with and into FTD, Inc., with FTD, Inc. as the surviving corporation (the “FTD merger”). Upon consummation of the FTD merger, FTD, Inc. assumed Nectar Merger Corporation’s obligations under the outstanding notes and the Indenture and caused its subsidiaries to become Guarantors to the extent required by the Indenture. See “The FTD Merger and Related Financing Transactions.”

The following summaries of certain provisions of the Indenture and the Registration Rights Agreement are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture and the Registration Rights Agreement. Upon consummation of the FTD merger, FTD, Inc. assumed Nectar Merger Corporation’s obligations under the Registration Rights Agreement and caused its subsidiaries that are required to become Guarantors under the Indenture to become party to the Registration Rights Agreement.

You can find the definitions of certain capitalized terms in this section under the subheading “—Certain Definitions.” For purposes of this section, the words “Company” or “we,” “our,” or “us” refer only to FTD, Inc. and its predecessors (including Nectar Merger Corporation) and successors in accordance with the terms of the Indenture and, except pursuant to the terms of the Guarantees, not our Subsidiaries.

The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and holders of notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the Form of Indenture is available from the Trustee upon request.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the notes.

Brief Description of the Notes and the Guarantees

The Notes

The notes are:

•	our unsecured, senior subordinated obligations;

•	ranked junior in right of payment to all of our existing and future Senior Indebtedness;

•	ranked equal in right of payment (“pari passu”) with all of our existing and future senior subordinated Indebtedness;

•	ranked senior in right of payment to all of our existing and future Subordinated Indebtedness; and

•	unconditionally guaranteed by the Guarantors on a senior subordinated basis.

The notes are issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof.

The term “Subsidiaries” as used in this Description of Notes does not include Unrestricted Subsidiaries. As of the date of the Indenture, none of our Subsidiaries were Unrestricted Subsidiaries. However, under certain circumstances, we are able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries are not subject to the restrictive covenants set forth in the Indenture.

The Guarantees

The notes are jointly, severally, irrevocably and unconditionally guaranteed (the “Guarantees”) on an unsecured, senior subordinated basis by each of our present and future Subsidiaries (the “Guarantors”), other than Foreign Subsidiaries. The obligations of each Guarantor under its Guarantee, however, are limited in a manner intended to avoid it being deemed a fraudulent conveyance under applicable law. See “Certain Bankruptcy Limitations; Foreign Subsidiaries” below. The Guarantees are subordinated to the Senior Indebtedness of the Guarantors to the same extent as the notes are subordinated to the Senior Indebtedness of the Company. See “Certain Covenants—Release of Guarantors.”

Principal, Maturity and Interest; Additional Notes

On the Issue Date, we initially issued notes with a maximum aggregate principal amount of $175.0 million. The Indenture provides, in addition to the $175.0 million aggregate principal amount of notes issued on the Issue Date, for the issuance of an unlimited amount of additional notes having identical terms and conditions to the notes offered hereby (the “Additional Notes”), subject to compliance with the terms of the Indenture, including the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.” Interest will accrue on the Additional Notes issued pursuant to the Indenture from the date of issuance of such Additional Notes. Any such Additional Notes would be treated as part of the same series of securities as the notes for all purposes under the Indenture, except as stated otherwise in this “Description of Notes.” The holders of the Additional Notes, if any, would vote together with the holders of the notes issued on the Issue Date as one series on all matters with respect to the notes. All references to notes in this “Description of Notes” includes the Additional Notes, except as stated otherwise.

The notes will mature on February 15, 2014. The notes bear interest at the rate per annum stated on the cover page of this prospectus from the date of issuance or from the most recent date to which interest has been paid or provided for (the “Interest Payment Date”), payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2004, to the Persons in whose names such notes are registered at the close of business on the February 1 or August 1 immediately preceding such Interest Payment Date. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months.

Methods of Receiving Payments on the Notes

Principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes are payable, and the notes may be presented for registration of transfer or exchange, at our office or agency maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York. Except as set forth below, at our option, payment of interest may be made by check mailed to the holders of the notes at the addresses set forth upon the registry books. See “Form and Transfer of the Notes—Same Day Settlement and Payment.” No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Until otherwise designated by us, our office or agency is the corporate trust office of the Trustee presently located at the office of the Trustee in the Borough of Manhattan, The City of New York.

Subordination

The notes and the Guarantees are our and the Guarantors’ general, unsecured obligations, respectively, contractually subordinated in right of payment to all of our Senior Indebtedness and the Senior Indebtedness of the Guarantors, as applicable, including our obligations and the Guarantors’ obligations under the Credit

Agreement. This effectively means that holders of Senior Indebtedness must be paid in full in cash before any amounts are paid to the holders of the notes in the event we become bankrupt or are liquidated and that holders of Senior Indebtedness can block payments to the holders of the notes in the event of a default by us on such Senior Indebtedness all as more fully described below.

On a pro forma basis, as of December 31, 2003, after giving effect to the FTD merger and related financing transactions, we would have had outstanding an aggregate of approximately $85.0 million of Senior Indebtedness (all of which Indebtedness is secured).

The rights of holders are subordinated by operation of law to all existing and future indebtedness and preferred stock of our subsidiaries that are not Guarantors.

Neither the Company nor any Guarantor may make payment (by set-off or otherwise) to the holders of the notes on account of any Obligation in respect of the notes, including the principal of, premium, if any, or interest (or Liquidated Damages) on the notes, or on account of the redemption provisions of the notes (including any repurchases of notes), for cash or property (other than Junior Securities):

(1) upon the maturity of any Senior Indebtedness in respect of which it is an obligor or guarantor, whether by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and the interest and other amounts on such Senior Indebtedness are first paid in full in cash and, in the case of Senior Indebtedness under the Credit Agreement, all letters of credit issued under the Credit Agreement shall either have been terminated or cash collateralized in accordance with the terms thereof; or

(2) in the event of default in the payment of any principal of, premium, if any, or interest or other amounts on Senior Indebtedness in respect of which it is an obligor or guarantor, when such Senior Indebtedness becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a “Payment Default”), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist or such Senior Indebtedness has been paid in full in cash.

Upon (1) the happening of an event of default other than a Payment Default that permits the holders of any Designated Senior Indebtedness to declare such Designated Senior Indebtedness to be due and payable and (2) written notice of such event of default delivered to us and the Trustee by the holders or representatives of any Designated Senior Indebtedness (a “Payment Blockage Notice”), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set-off or otherwise) may be made by or on behalf of the Company or any Guarantor, in each case, which is an obligor or guarantor under such Designated Senior Indebtedness, to the holders of the notes on account of any Obligation in respect of the notes, including the principal of, premium, if any, or interest (or Liquidated Damages) on the notes (including any repurchases of any of the notes), or on account of the redemption provisions of the notes, in any such case, other than payments made with Junior Securities. Notwithstanding the foregoing, unless the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Blockage Notice is delivered as set forth above (the “Payment Blockage Period”) (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, we shall and the Guarantors shall be required to pay all sums not previously paid to the holders of the notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the notes.

Any number of Payment Blockage Notices may be given; provided, however, that:

(1) not more than one Payment Blockage Notice shall be given within a period of any 360 consecutive days; and

(2) no non-Payment Default that existed upon the date of such Payment Blockage Notice or the commencement of such Payment Blockage Period shall be made the basis for the commencement of any other Payment Blockage Period unless such default shall have been cured or waived for a period of not less than 90 days (for purposes of this provision, any subsequent action, or any subsequent breach of any financial covenant for a period commencing after the expiration of such Payment Blockage Period that, in either case, would give rise to a new event of default, even though it is an event that would also have been a separate breach pursuant to any provision under which a prior event of default previously existed, shall constitute a new event of default for this purpose).

Upon any distribution of our or any Guarantor’s assets upon any dissolution, winding up, total or partial liquidation or reorganization of us or a Guarantor, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshaling of assets or liabilities:

(1) the holders of all of our or such Guarantor’s Senior Indebtedness, as applicable, will first be entitled to receive payment in full in cash and all letters of credit issued under the Credit Agreement will either have been terminated or cash collateralized in accordance with the terms thereof before the holders are entitled to receive any payment (other than in the form of Junior Securities) on account of any Obligation in respect of the notes, including the principal of, premium, if any, and interest (or Liquidated Damages) on the notes; and

(2) any payment or distribution of our or such Guarantor’s assets of any kind or character from any source, whether in cash, property or securities (other than Junior Securities) to which the holders or the Trustee on behalf of the holders would be entitled (by set-off or otherwise), except for the subordination provisions contained in the Indenture, is paid by the liquidating trustee or agent or other Person making such a payment or distribution directly to the holders of such Senior Indebtedness or their representative to the extent necessary to make payment in full in cash on all such Senior Indebtedness remaining unpaid and to cash collateralize all letters of credit issued under the Credit Agreement that remain outstanding, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

In the event that, notwithstanding the foregoing, any payment or distribution of our or any Guarantor’s assets (other than Junior Securities) shall be received by the Trustee or the holders at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Indebtedness, and shall be immediately paid or delivered by the Trustee or such holders, as the case may be, to the holders of such Senior Indebtedness remaining unpaid or to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, for application to the payment of all such Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full in cash and to cash collateralize all letters of credit issued under the Credit Agreement that remain outstanding after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

The Indenture provides that the right of any holder to receive payment of the principal of, premium and interest (and Liquidated Damages, if any) on the notes, on or after the respective due dates expressed in the notes or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such holder. The subordination provisions of the Indenture and the notes will not prevent the occurrence of any Default or Event of Default under the Indenture.

As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of our creditors or a marshaling of our assets and liabilities, holders of the notes may receive ratably less than other creditors. As a result of the obligation to deliver amounts received in trust to holders of Senior Indebtedness, holders of notes may recover less ratably than our trade creditors. See “Risk Factors.”

The Guarantees of the Guarantors are the Guarantors’ general, unsecured obligations and are contractually subordinated in right of payment to all Senior Indebtedness of the Guarantors, including the Guarantors’

obligations under the Credit Agreement, to the same extent as the as the notes are subordinated in right of payment to all of our Senior Indebtedness. On a pro forma basis, as of December 31, 2003, after giving effect to the FTD merger and related financing transactions, the Guarantors would have had outstanding an aggregate of approximately $85.0 million of Senior Indebtedness (all of which Indebtedness is secured).

Certain Bankruptcy Limitations; Foreign Subsidiaries.

We are a holding company, conducting substantially all of our business through Subsidiaries. Our domestic subsidiaries have guaranteed our Obligations with respect to the notes and our Foreign Subsidiaries and Unrestricted Subsidiaries will not guarantee the notes. For more information, see “Risk Factors.”

If the obligations of a Guarantor under its Guarantee were avoided, holders of notes would have to look to any remaining Guarantors for payment. There can be no assurance in that event that such assets would suffice to pay the outstanding principal and interest on the notes.

We conduct certain of our operations through Foreign Subsidiaries. Accordingly, our ability to meet our cash obligations may in part depend upon the ability of such Foreign Subsidiaries and any future Foreign Subsidiaries to make cash distributions to us and the Guarantors. Furthermore, any right we have or the Guarantors have to receive the assets of any such Foreign Subsidiary upon such Foreign Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in the distribution of the proceeds of those assets) effectively will be subordinated by operation of law to the claims of such Foreign Subsidiary’s creditors (including trade creditors) and holders of its preferred stock, except to the extent that we or the Guarantors are recognized as creditors or preferred stockholders of such Foreign Subsidiary, in which case our claims or the claims of the Guarantors could still be subordinate to any indebtedness or preferred stock of such Foreign Subsidiaries.

Optional Redemption

Except as set forth in the second following paragraph, we will not have the right to redeem any notes prior to February 15, 2009.

At any time or from time to time on or after February 15, 2009, we may redeem the notes for cash at our option, in whole or in part, upon not less than 30 days nor more than 60 days notice to each holder of notes, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing February 15 of the years indicated below, in each case together with accrued and unpaid interest (and Liquidated Damages, if any), thereon to the date of redemption of the notes (“Redemption Date”):

Year	Percentage
2009	103.875%
2010	102.583%
2011	101.292%
and thereafter	100.000%

At any time, or from time to time, on or prior to February 15, 2007, upon one or more Qualified Equity Offerings, up to 35% of the aggregate principal amount of the notes issued pursuant to the Indenture may be redeemed at our option within 90 days of the closing of any such Qualified Equity Offering, from the Net Cash Proceeds of such Qualified Equity Offering, upon not less than 30 days nor more than 60 days notice to each holder of notes, at a redemption price equal to 107.75% of principal, together with accrued and unpaid interest (and Liquidated Damages, if any) thereon to the Redemption Date; provided, however, that immediately following each such redemption not less than 65% of the aggregate principal amount of the notes originally issued pursuant to the Indenture on the Issue Date remains outstanding.

If the Redemption Date is on or after an interest record date (“Record Date”) on which the holders of record have a right to receive the corresponding interest due (and Liquidated Damages, if any) and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

Optional Redemption Upon Change of Control

At any time on or prior to February 15, 2008, the notes may also be redeemed as a whole at our option upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days’ prior notice but in no event more than 90 days after the occurrence of such Change of Control, mailed by first-class mail each holder’s registered address, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the Applicable Premium as of, and accrued and unpaid interest, including Liquidated Damages, if any, to the date of the redemption (the “Change of Control Redemption Date”), except that installments of interest which are due and payable on dates falling on or prior to the applicable redemption date will be payable to the persons who were the holders of record at the close of business on the relevant record dates.

“Applicable Premium” means, with respect to the notes at any Change of Control Redemption Date, the greater of:

(1) 1.0% of the principal amount of such notes; and

(2) the excess of

(A) the present value at such time of (i) the redemption price of such notes at February 15, 2009 (such redemption price being described under “—Optional Redemption”) plus (ii) all accrued and unpaid interest required to be paid on such notes from the date of redemption through February 15, 2009, computed using a discount rate equal to the Treasury Rate plus 0.50% per annum, over

(B) the principal amount of such notes.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Release H.15(519) which has become publicly available at least two Business Days prior to the Change of Control Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) closest to the period from the Change of Control Redemption Date to February 15, 2009; provided, however, that if the period from the Change of Control Redemption Date to February 15, 2009, is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of one year) from the weekly average yields of U.S. Treasury securities for which such yields are given, except that, if the period from the Change of Control Redemption Date to February 15, 2009 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

Selection and Notice

In the case of a partial redemption, if the notes are then held in global form as described in “Book-Entry, Delivery and Form,” the notes or portions thereof to be redeemed shall be selected pursuant to the rules of The Depository Trust Company, if applicable. Otherwise, the Trustee shall select the notes or portions thereof for redemption on a pro rata basis. The notes may be redeemed in part in multiples of $1,000 only.

Notice of any redemption will be sent, by first class mail, at least 30 days and not more than 60 days prior to the Redemption Date to the holder of each note to be redeemed to such holder’s last address as then shown upon the registry books. Any notice which relates to a note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such note, a new note or notes in a principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the notes or portions thereof called for redemption, unless we default in the payment thereof.

Repurchase at the Option of Holders

Repurchase of Notes at the Option of the Holder Upon a Change of Control

The Indenture provides that in the event that a Change of Control has occurred, each holder of notes will have the right, at such holder’s option, pursuant to an offer (subject only to conditions required by applicable law, if any) by us (the “Change of Control Offer”), to require us to repurchase all or any part of such holder’s notes (provided, that the principal amount of such notes must be $1,000 or an integral multiple thereof) on a date (the “Change of Control Purchase Date”) that is no later than 60 calendar days after the occurrence of such Change of Control, at a cash price equal to 101% of the principal amount thereof (the “Change of Control Purchase Price”), together with accrued and unpaid interest (and Liquidated Damages, if any), to the Change of Control Purchase Date.

The Change of Control Offer shall be made within 30 calendar days following a Change of Control and shall remain open for 20 Business Days following its commencement, or such other period as may be required by applicable law (the “Change of Control Offer Period”). Upon expiration of the Change of Control Offer Period, we shall purchase all notes properly tendered in response to the Change of Control Offer.

Notwithstanding the foregoing, we will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us, including any requirements to repay in full all Indebtedness under the Credit Agreement, any of our other Senior Indebtedness or Senior Indebtedness of any Guarantor or obtain the consents of such lenders to such Change of Control Offer as set forth in the following paragraph, and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) we provide the notice described above in the first paragraph under “Optional Redemption Upon Change of Control” in a timely manner.

The Indenture provides that, prior to the commencement of a Change of Control Offer, but in any event within 60 days following any Change of Control, we will:

(1) (a) repay in full in cash and terminate all commitments under Indebtedness under the Credit Agreement and all other Senior Indebtedness the terms of which require repayment upon a Change of Control or (b) offer to repay in full and terminate all commitments under all Indebtedness under the Credit Agreement and all such other Senior Indebtedness and repay the Indebtedness owed to each lender which has accepted such offer in full; or

(2) obtain the requisite consents under the Credit Agreement and all such other Senior Indebtedness to permit the repurchase of the notes as provided herein.

Our failure to comply with the preceding sentence shall constitute an Event of Default described in clause (3) under “Events of Default” below.

On or before the Change of Control Purchase Date, we will:

(1) accept for payment notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent for us (the “Paying Agent”) cash sufficient to pay the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) of all notes so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate listing the notes or portions thereof being purchased by us.

We promptly will pay or cause to be paid to the holders of the notes so accepted an amount equal to the Change of Control Purchase Price (together with accrued and unpaid interest (and Liquidated Damages, if any) to the Change of Control Purchase Date) and the Trustee promptly will authenticate and deliver to such holders a new note equal in principal amount to any unpurchased portion of the note surrendered. Any notes not so accepted will be delivered promptly by us to the holder thereof. We publicly will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

The Change of Control purchase feature of the notes may make it more difficult or discourage a takeover of us, and, thus, the removal of incumbent management. In addition, no assurances can be given that we will be able to acquire notes tendered upon the occurrence of a Change of Control.

Any Change of Control Offer will be made in compliance with all applicable laws, rules and regulations, including, if applicable, Regulation 14E under the Exchange Act and the rules thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, our compliance or compliance by any of the Guarantors with such laws and regulations shall not in and of itself cause a breach of their obligations under such covenant.

If the Change of Control Purchase Date hereunder is on or after an interest payment Record Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

Sale of Assets and Subsidiary Stock

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, in one or a series of related transactions, convey, sell, transfer, assign or otherwise dispose of, directly or indirectly, any of their property, business or assets, including by merger or consolidation (in the case of one of our Subsidiaries), and including any sale or other transfer or issuance of any Equity Interests of any of our Subsidiaries, whether by us or one of our Subsidiaries or through the issuance, sale or transfer of Equity Interests by one of our Subsidiaries and including any sale and leaseback transaction, other than in any such case to the Company or another Subsidiary (any of the foregoing, an “Asset Sale”), unless:

(1) at least 75% of the total consideration for such Asset Sale or series of related Asset Sales consists of cash, Cash Equivalents, Related Business Assets or a combination thereof;

(2) with respect to any Asset Sale or related series of Asset Sales involving a conveyance, sale, transfer, assignment or other disposition of securities, property or assets with an aggregate fair market value in excess of $2.0 million, senior management determines in good faith that we shall receive or such Subsidiary shall receive, as applicable, fair market value for such Asset Sale; and

(3) with respect to any Asset Sale or related series of Asset Sales involving a conveyance, sale, transfer, assignment or other disposition of securities, property or assets with an aggregate fair market value in excess of $5.0 million, our Board of Directors determines in good faith that we receive or such Subsidiary receives, as applicable, fair market value for such Asset Sale.

For purposes of (1) above, the following shall be deemed cash consideration: (a) Senior Indebtedness or balance sheet liabilities (other than contingent liabilities) assumed by a transferee in connection with such Asset Sale; provided, that we are and our Subsidiaries are fully released from obligations in connection therewith; and (b) property that within 90 days of such Asset Sale is converted into cash or Cash Equivalents; provided that such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received.

The Indenture provides that within 365 days following such Asset Sale, the Net Cash Proceeds therefrom (the “Asset Sale Amount”) may be:

(a) invested in Related Business Assets, used to make Restricted Investments that are not prohibited by the covenant “Limitation on Restricted Payments,” or used to make Permitted Investments other than those permitted by clauses (a), (b), (c), (f) and (g) of the definition of “Permitted Investments;”

(b) used to retire Senior Indebtedness or Indebtedness of our Foreign Subsidiaries and, in the case of Indebtedness that was incurred pursuant to paragraph (c) of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” to permanently reduce the amount of such Indebtedness that is permitted to be incurred pursuant to paragraph (c) of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” provided, that in the case of a revolver or similar arrangement that makes credit available, such commitment is so permanently reduced by such amount;

(c) applied to the optional redemption of the notes in accordance with the terms of the Indenture and to the optional redemption of other Indebtedness pari passu with the notes with similar provisions requiring us to repurchase such Indebtedness with the proceeds from such Asset Sale, pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the notes and such other Indebtedness then outstanding; or

(d) applied in any combination of the foregoing.

Pending the final application of any Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the Indenture.

The accumulated Net Cash Proceeds from Asset Sales not applied as set forth in the preceding paragraph shall constitute Excess Proceeds. Within 30 days after the date that the amount of Excess Proceeds exceeds $15.0 million, the Company shall apply an amount equal to the Excess Proceeds (rounded down to the nearest $1,000) (the “Asset Sale Offer Amount”) by making an offer to repurchase the notes and such other pari passu Indebtedness with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale pursuant to a cash offer (subject only to conditions required by applicable law, if any), pro rata in proportion to the respective principal amounts (or accreted values in the case of Indebtedness issued with an original issue discount) of the notes and such other Indebtedness then outstanding (the “Asset Sale Offer”). We will offer to purchase the notes in the Asset Sale Offer at a purchase price of 100% of the principal amount (or accreted value in the case of Indebtedness issued with an original issue discount) of the notes (the “Asset Sale Offer Price”), together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment. Each Asset Sale Offer shall remain open for 20 Business Days following its commencement (the “Asset Sale Offer Period”).

Upon expiration of the Asset Sale Offer Period, we shall apply the Asset Sale Offer Amount plus an amount equal to accrued and unpaid interest (and Liquidated Damages) if any, to the purchase of all Indebtedness properly tendered in accordance with the provisions hereof (on a pro rata basis if the Asset Sale Offer Amount is insufficient to purchase all Indebtedness so tendered) at the Asset Sale Offer Price, together with accrued and unpaid interest (and Liquidated Damages, if any) to the date of payment, in the case of any notes that have been tendered, and the price required by the terms of any such other pari passu Indebtedness with similar provisions requiring us to make an offer to purchase such Indebtedness with the proceeds from such Asset Sale. To the extent that the aggregate amount of notes and such other pari passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Asset Sale Offer Amount, we may use any remaining Net Cash Proceeds for general corporate purposes as otherwise permitted by the Indenture and following the consummation of each Asset Sale Offer the Excess Proceeds amount shall be reset to zero.

Notwithstanding, and without complying with, the provisions of this covenant:

(1) we may and our Subsidiaries may, in the ordinary course of business, convey, sell, transfer, assign or otherwise dispose of inventory and other assets acquired and held for resale in the ordinary course of business;

(2) we may and our Subsidiaries may liquidate Cash Equivalents;

(3) we may and our Subsidiaries may convey, sell, transfer, assign or otherwise dispose of assets pursuant to and in accordance with the covenant “Limitation on Merger, Sale or Consolidation;”

(4) we may and our Subsidiaries may sell or dispose of damaged, worn out or other obsolete personal property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of our business or the business of such Subsidiary, as applicable;

(5) we may and our Subsidiaries may surrender or waive contract rights or settle, release or surrender contract, tort or other litigation claims in the ordinary course of business;

(6) we may and our Subsidiaries may grant Liens (and permit foreclosure thereon) not prohibited by the Indenture;

(7) we may and our Subsidiaries may sell or grant licenses to use the Company’s or any Subsidiary’s intellectual property to the extent that such license does not prohibit the licensor from using such property;

(8) we may and our Subsidiaries may sell assets received by the Company or any Subsidiary upon the foreclosure on a Lien;

(9) we may and our Subsidiaries may sell or exchange equipment in connection with the purchase or other acquisition of other equipment;

(10) we may and our Subsidiaries may dispose any Capital Stock or other ownership interest in or assets or rights of an Unrestricted Subsidiary;

(11) we may and our Subsidiaries may make conveyances, sales, assignments or other dispositions that constitute Permitted Investments (excluding clauses (a), (b), (c), (f) and (g) in the definition thereof) and Restricted Payments not prohibited by the covenant “Limitation on Restricted Payments;” and

(12) we may and our Subsidiaries may, in one or a series of related transactions, sell or dispose of assets for which we or our Subsidiaries receive aggregate consideration of less than $1.0 million.

All Net Cash Proceeds in excess of $1.0 million from an Event of Loss shall be reinvested or used as otherwise provided above in clauses 1(a) or 1(b) or the first paragraph of this covenant.

Any Asset Sale Offer shall be made in compliance with all applicable laws, rules, and regulations, including, if applicable, Regulation 14E of the Exchange Act and the rules and regulations thereunder and all other applicable Federal and state securities laws. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this paragraph, our compliance or the compliance of any of our Subsidiaries with such laws and regulations shall not in and of itself cause a breach of our obligations under such covenant.

If the payment date in connection with an Asset Sale Offer hereunder is on or after the Record Date for an Interest Payment Date and on or before the associated Interest Payment Date, any accrued and unpaid interest (and Liquidated Damages, if any) due on such Interest Payment Date will be paid to the Person in whose name a note is registered at the close of business on such Record Date.

The agreements governing our other Indebtedness contain, and future agreements may contain, prohibitions of certain events, including events that would constitute an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon an Asset Sale could cause a default under these other agreements, even if the Asset Sale itself does not, due to the financial effect of such repurchases on the Company. In the event an Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain a consent or repay those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—We may not be able to satisfy our obligations to the holders of the notes upon a change of control.”

Certain Covenants

The Indenture contains certain covenants that will, among other things, restrict our ability to borrow money, pay dividends on or repurchase capital stock, make investments or enter into mergers or consolidations. The following summary of certain covenants of the Indenture are summaries only, do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the Indenture. We urge you to read the Indenture because it, and not this description, details your rights as a holder of the notes.

Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock

The Indenture provides that, except as set forth in this covenant, we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, issue, assume, guaranty, incur, become directly or indirectly liable with respect to (including as a result of an acquisition), or otherwise become responsible for, contingently or otherwise (individually and collectively, to “incur” or, as appropriate, an “incurrence”), any Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness), other than Permitted Indebtedness.

Notwithstanding the foregoing if:

(1) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to, such incurrence of Indebtedness and the use of proceeds thereof; and

(2) on the date of such incurrence (the “Incurrence Date”), our Consolidated Coverage Ratio for the Reference Period immediately preceding the Incurrence Date, after giving effect on a pro forma basis to such incurrence of such Indebtedness and the use of proceeds thereof, would be at least 2.0 to 1.0 (the “Debt Incurrence Ratio”), then we and the Guarantors may incur such Indebtedness (including Disqualified Capital Stock and Acquired Indebtedness).

In addition, the foregoing limitations of the first paragraph of this covenant will not prohibit:

(a) our incurrence or the incurrence by any Guarantor or Foreign Subsidiary of Purchase Money Indebtedness; provided, that

(1) the aggregate amount of such Indebtedness incurred and outstanding at any time pursuant to this paragraph (a) (plus any Refinancing Indebtedness issued to retire, defease, refinance, replace or refund such Indebtedness) shall not exceed $15.0 million, and

(2) in each case, such Indebtedness shall not constitute more than 100% of our cost or the cost to such Guarantor or Foreign Subsidiary (determined in accordance with GAAP in good faith by us), as applicable, of the property so purchased, constructed, improved or leased;

(b) our incurrence or the incurrence by any Foreign Subsidiary or any Guarantor of Indebtedness in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (b) (including any Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $20.0 million; and

(c) our incurrence or the incurrence by any Guarantor or Foreign Subsidiary of Indebtedness pursuant to the Credit Agreement in an aggregate amount incurred and outstanding at any time pursuant to this paragraph (c) (plus any Refinancing Indebtedness incurred to retire, defease, refinance, replace or refund such Indebtedness) of up to $135.0 million (not more than $10.0 million of which shall be incurred and outstanding at any time in respect of Foreign Subsidiaries), with letters of credit being deemed to have a principal amount equal to the full amount thereof, minus the amount of any such Indebtedness (1) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness pursuant to clause (b) of the second paragraph of the covenant “Sale of Assets and Subsidiary Stock” or (2) assumed by a transferee in an Asset Sale.

Indebtedness (including Disqualified Capital Stock) of any Person which is outstanding at the time such Person becomes one of our Subsidiaries (including upon designation of any subsidiary or other Person as a Subsidiary) or is merged with or into or consolidated with us or one of our Subsidiaries shall be deemed to have been incurred at the time such Person becomes or is designated one of our Subsidiaries or is merged with or into or consolidated with us or one of our Subsidiaries as applicable.

Notwithstanding any other provision of this covenant, but only to avoid duplication, a guarantee of our Indebtedness or of the Indebtedness of a Subsidiary incurred in accordance with the terms of the Indenture will not constitute a separate incurrence, or amount outstanding, of Indebtedness. Upon each incurrence we may designate (and later redesignate) in our sole discretion pursuant to which provision of this covenant or the definition of “Permitted Indebtedness” any Indebtedness is being incurred and we may subdivide an amount of Indebtedness and designate (and later redesignate) more than one such provision pursuant to which such amount of Indebtedness is being incurred and such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant or the definition of “Permitted Indebtedness.” Accrual of interest or dividends on Disqualified Capital Stock, the accretion of accreted value, the payment of interest or dividends on Disqualified Capital Stock paid in kind, changes in obligations in respect of Interest Swap and Hedging Obligations, and any increase as a result of currency fluctuations will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments

The Indenture provides that we will not, and will not permit any of our Subsidiaries to, directly or indirectly, make any Restricted Payment if, after giving effect to such Restricted Payment on a pro forma basis:

(1) a Default or an Event of Default shall have occurred and be continuing;

(2) we are not permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio in the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” or

(3) the aggregate amount of all Restricted Payments made by us and our Subsidiaries, including after giving effect to such proposed Restricted Payment on and after the Issue Date, would exceed, without duplication, the sum of:

(a) 50% of our aggregate Consolidated Net Income for the period (taken as one accounting period) commencing on the first day of the first full fiscal quarter in which the Issue Date occurs to and including the last day of the fiscal period for which internal financial statements are available (or, in the event Consolidated Net Income for such period is a deficit, then minus 100% of such deficit), plus

(b) the aggregate Net Cash Proceeds received by us from a Capital Contribution or from the sale of our Qualified Capital Stock (other than (i) to one of our Subsidiaries, (ii) the Net Cash Proceeds

received by us from a Capital Contribution or from the sale of our Qualified Capital Stock in connection with the FTD Merger and related financing transactions and (iii) to the extent applied in connection with a Qualified Exchange or a Permitted Investment pursuant to clause (d) of the definition thereof or, to avoid duplication, otherwise given credit for in any provision of the following paragraph), after the Issue Date, plus

(c) except in each case, in order to avoid duplication, to the extent any such payment or proceeds have been included in the calculation of Consolidated Net Income, an amount equal to the net reduction in Investments (other than returns of or from Permitted Investments) in any Person resulting from cash distributions on or cash repayments of any Investment, including payments of interest on Indebtedness, dividends, repayments of loans or advances, or other distributions or other transfers of assets, in each case to the Company or any Subsidiary or from the Net Cash Proceeds from the sale of any such Investment or from redesignations of Unrestricted Subsidiaries as Subsidiaries (valued in each case as provided in the definition of “Investments”), not to exceed, in each case, the amount of Investments previously made by the Company or any Subsidiary in such Person, including, if applicable, such Unrestricted Subsidiary, less the cost of disposition.

The foregoing clauses (2) and (3) of the immediately preceding paragraph, however, will not prohibit:

(a) Restricted Payments pursuant to this clause (a) not to exceed $15.0 million in the aggregate from and after the Issue Date;

(b) for the avoidance of doubt, payments pursuant to the Management Agreement;

(c) payments of cash dividends to any parent entity for repurchases of Capital Stock from our employees, FTD-member florists, distributors or directors (or their heirs or estates) or employees or directors (or their heirs or estates) of, any parent entity or any Subsidiary of the Company upon the death, disability or termination of employment (or termination of membership or distribution, in the case of a FTD-member florist or distributor), provided such repurchases are made with the proceeds of such dividends within three Business Days of the payment of such dividends, and payments of cash, or dividends, distributions or advances to any parent entity to make payments of cash, in lieu of the issuance of fractional shares upon the exercise of warrants or upon the conversion or exchange of, or issuance of Capital Stock in lieu of cash dividends on, any Capital Stock of any parent entity, in an aggregate amount not to exceed $7.5 million after the Issuance Date;

(d) the declaration and payment of dividends to holders of any class or series of Disqualified Capital Stock issued after the Issuance Date; provided, however, that at the time such Disqualified Capital Stock was issued, and after giving pro forma effect thereto, the Company and the Guarantors had a Consolidated Coverage Ratio of at least 2.0 to 1.0;

(e) the repurchase, redemption or other acquisition or retirement for value of Indebtedness that is contractually subordinated to the notes or any Guarantee (a) with Excess Proceeds to the extent such Excess Proceeds are permitted to be used for general corporate purposes under the covenant described above under the caption “—Repurchase at the Option of Holders—Sale of Assets and Subsidiary Stock” or (b) with, after the completion of a Change in Control Offer pursuant to the terms of the covenant described above under the caption “—Repurchase at the Option of Holders—Repurchase of Notes at the Option of the Holder Upon a Change of Control,” cash offered to redeem notes pursuant to such Change of Control Offer less any cash paid to holders of the notes pursuant to such Change in Control Offer;

and clauses (1), (2) and (3) of the immediately preceding paragraph will not prohibit:

(f) payments of amounts equal to any insurance proceeds received in respect of the settlement of the FTD.COM securities litigation;

(g) any dividend, distribution or other payments by any of our Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests;

(h) a Qualified Exchange;

(i) the payment of any dividend on shares of Capital Stock within 60 days after the date of its declaration if such dividend could have been made on the date of such declaration in compliance with the foregoing provisions;

(j) the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price thereof; or

(k) payments to a parent entity (or a subsidiary of a parent entity), pursuant to this clause (k), (i) to enable the parent entity to pay Federal, state or local tax liabilities (any such payments to a parent entity, a “Tax Payment”), not to exceed the amount of any tax liabilities that would be otherwise payable by the Company and its United States subsidiaries to the appropriate taxing authorities to the extent that the parent entity has an obligation to pay such tax liabilities relating to the operations, assets, or capital of the Company or its United States subsidiaries; provided that (x) notwithstanding the foregoing, in the case of determining the amount of a Tax Payment that is permitted to be paid by the Company and any of its United States subsidiaries in respect of their consolidated Federal income tax liability, or consolidated, combined, unitary or group, state or local income tax liability, such payment shall be determined assuming that the Company is the parent company of an affiliated group (the “Company Affiliated Group”) filing a consolidated Federal income tax return or consolidated, combined, unitary, or group, state or local income tax return, and that the parent entity and each such United States subsidiary is a member of the Company Affiliated Group and (y) any Tax Payments shall either be used by the parent entity to pay such tax liabilities within 90 days of the parent entity’s (or a subsidiary of a parent entity) receipt of such payment or refunded to the payee, and (ii) in an aggregate amount not to exceed (A) prior to an initial public offering by any parent entity, $500,000 per year and (B) after an initial public offering by any parent entity, $2.0 million per year, in each case in order to pay legal and accounting expenses, payroll and other compensation expenses in the ordinary course of business, filing and listing fees and other corporate overhead expenses in the ordinary course of business. For purposes of this clause (k), “tax liabilities” shall include any penalties and interest related to a tax liability.

The full amount of any Restricted Payment made pursuant to the foregoing clauses (d), (e) and (i) (but not pursuant to clause (a), (b), (c), (f), (g), (h), (j) and (k)) of the immediately preceding sentence, however, will be counted as Restricted Payments made for purposes of the calculation of the aggregate amount of Restricted Payments available to be made referred to in clause (3) of the first paragraph under the heading “—Limitation on Restricted Payments.”

For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the good faith reasonable judgment of our Board of Directors, unless stated otherwise, at the time made or returned, as applicable.

Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, create, assume or suffer to exist any consensual restriction on the ability of any of our Subsidiaries to pay dividends or make other distributions to or on behalf of, or to pay any obligation to or on behalf of, or otherwise to transfer assets or property to or on behalf of, or make or pay loans or advances to or on behalf of, us or any of our Subsidiaries, except:

(1) restrictions imposed by the notes or the Indenture or by our other Indebtedness (which may also be guaranteed by the Guarantors) ranking senior or pari passu with the notes or the Guarantees, as applicable, provided, that such restrictions are no more restrictive taken as a whole than those imposed by the Indenture and the notes;

(2) restrictions imposed by applicable law;

(3) existing restrictions on Existing Indebtedness;

(4) restrictions under any Acquired Indebtedness not incurred in violation of the Indenture or any agreement (including any Equity Interest) relating to any property, asset, or business acquired by us or any of our Subsidiaries, which restrictions in each case existed at the time of acquisition, were not put in place in connection with or in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired, or to any property, asset or business, other than the property, assets and business so acquired;

(5) restrictions imposed by Indebtedness incurred under the Credit Agreement or other Senior Indebtedness incurred pursuant to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” provided, that such restrictions are no more restrictive, taken as a whole, than those imposed by the Credit Agreement;

(6) restrictions with respect solely to any of our Subsidiaries imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Equity Interests or any assets of such Subsidiary; provided, that such restrictions apply solely to the Equity Interests or assets of such Subsidiary which are being sold or, in the case of a sale of all or substantially all of the Equity Interests of a Subsidiary, the cash or Cash Equivalents held by such Subsidiary;

(7) restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” provided, that such restrictions relate only to the transfer of the property acquired, constructed, installed or improved with the proceeds of such Purchase Money Indebtedness;

(8) customary provisions with respect to the disposition or distribution of assets in joint venture agreements and other similar agreements;

(9) restrictions on cash or other deposits or net worth requirements imposed by FTD-member florists or customers under contracts entered into in the ordinary course of business;

(10) restrictions contained in Indebtedness incurred under clause (b) under the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;”

(11) restrictions contained in Indebtedness incurred by a Foreign Subsidiary in accordance with the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” provided, that such restrictions relate only to one or more Foreign Subsidiaries; and

(12) in connection with and pursuant to permitted refinancings, replacements of restrictions imposed pursuant to clauses (1), (3), (4), (7) or this clause (12) of this paragraph that are not more restrictive taken as a whole than those being replaced and do not apply to any other Person or assets than those that would have been covered by the restrictions in the Indebtedness so refinanced.

Notwithstanding the foregoing, (a) customary provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practice shall not be prohibited by the foregoing and (b) any asset subject to a Lien which is not prohibited to exist with respect to such asset pursuant to the terms of the Indenture may be subject to customary restrictions on the transfer or disposition thereof pursuant to such Lien.

Limitation on Layering Indebtedness

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, directly or indirectly, incur, or suffer to exist any Indebtedness that is contractually subordinate in right of payment to any of our other Indebtedness or any other Indebtedness of a Guarantor unless, by its terms, such Indebtedness is contractually subordinate in right of payment to, or ranks pari passu with, the notes or the Guarantee, as applicable.

As a result of this covenant, the Company and the Guarantors are prohibited from incurring Indebtedness that is contractually subordinate in right of payment to other Indebtedness of the Company and the Guarantors, unless such Indebtedness is contractually subordinate in right of payment, or is contractually pari passu, with the notes or the Guarantees, as applicable. This covenant, however, does not prohibit the Company and the Guarantors from incurring secured and unsecured Senior Indebtedness, and does not prohibit the Company and the Guarantors from incurring Senior Indebtedness with different priorities with respect to the collateral, including the proceeds therefrom, securing such Senior Indebtedness.

Limitation on Liens Securing Indebtedness

The Indenture provides that we will not and the Guarantors will not, and neither we nor the Guarantors will permit any of our Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind, other than Permitted Liens, upon any of their respective assets now owned or acquired on or after the Issue Date or upon any income or profits therefrom securing any of our Indebtedness or any Indebtedness of any Guarantor, unless we provide, and cause our Subsidiaries to provide, concurrently therewith, that the notes and the applicable Guarantees are equally and ratably so secured for so long as such other Indebtedness is secured by such Lien; provided that if such Indebtedness is Subordinated Indebtedness, the Lien securing such Subordinated Indebtedness shall be contractually subordinate and junior to the Lien securing the notes (and any related applicable Guarantees) with the same relative priority as such Subordinated Indebtedness shall have with respect to the notes (and any related applicable Guarantees), and provided, further, that this clause shall not be applicable to any Liens securing any such Indebtedness which became our Indebtedness pursuant to a transaction subject to the provisions of the Indenture described below under “Limitation on Merger, Sale or Consolidation” or which constitutes Acquired Indebtedness and which in either case were in existence at the time of such transaction (unless such Indebtedness was incurred or such Lien created in connection with, or in contemplation of, such transaction), so long as such Liens do not extend to or cover any of our property or assets or any property or assets of any of our Subsidiaries other than property or assets acquired in such transaction.

Limitation on Transactions with Affiliates

The Indenture provides that neither we nor any of our Subsidiaries will be permitted on or after the Issue Date to enter into or suffer to exist any contract, agreement, arrangement or transaction with any Affiliate (an “Affiliate Transaction”), or any series of related Affiliate Transactions (other than Exempted Affiliate Transactions), (1) unless it is determined that the terms of such Affiliate Transactions are fair and reasonable to us, and no less favorable to us than could have been obtained in an arm’s length transaction with a non-Affiliate, and (2) if involving consideration to either party in excess of $5.0 million, unless such Affiliate Transaction(s) has been approved by a majority of the members of our Board of Directors (including a majority of members of our Board of Directors that are disinterested in such transaction, if there are any directors who are so disinterested), and (3) if involving consideration to either party in excess of $15.0 million, unless, in addition we, prior to the consummation thereof, obtain a written favorable opinion, which opinion can be subject to customary qualifications, as to the fairness of such transaction to us from a financial point of view from an independent investment banking firm of national reputation in the United States or an appraisal or valuation firm of national reputation in the United States. Within 5 days of any Affiliate Transaction(s) involving consideration to either party of $5 million or more (other than Exempted Affiliate Transactions), the Company shall deliver to the Trustee an Officer’s Certificate addressed to the Trustee certifying that such Affiliate Transaction(s) were made in compliance with the Indenture and a copy of the board resolutions and opinion as to the fairness of such transaction, as applicable.

Limitation on Merger, Sale or Consolidation

The Indenture provides, except for the FTD merger, that we will not consolidate with or merge with or into another Person or, directly or indirectly, sell, lease, convey or transfer all or substantially all of our assets (such amounts to be computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons or adopt a plan of liquidation, unless:

(1) either (a) we are the continuing entity or (b) the resulting, surviving or transferee entity or, in the case of a plan of liquidation, the entity which receives the greatest value from such plan of liquidation is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture all of our obligations in connection with the notes and the Indenture;

(2) no Default or Event of Default shall exist or shall occur immediately after giving effect on a pro forma basis to such transaction;

(3) unless such transaction is solely the merger of us and one of our previously existing Wholly Owned Subsidiaries which is also a Guarantor for the purpose of reincorporation into another jurisdiction, which transaction is not for the purpose of evading the restrictions imposed by the Indenture, immediately after giving effect to such transaction on a pro forma basis, the consolidated resulting, surviving or transferee entity would immediately thereafter be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt Incurrence Ratio set forth in the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” or, if not, the Debt Incurrence Ratio on a pro forma basis is at least equal to the Debt Incurrence Ratio immediately prior thereto; and

(4) each Guarantor shall have, by amendment to its Guarantee and, as applicable the Indenture, if necessary confirmed in writing that its Guarantee shall apply to the obligations of the Company or the surviving entity in accordance with the notes and the Indenture.

Upon any consolidation or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, the successor corporation formed by such consolidation or into which we are merged or to which such transfer is made shall succeed to and (except in the case of a lease or any transfer of all or substantially all of our assets) be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named therein as the Company, and (except in the case of a lease or any transfer of all or substantially all of our assets) we shall be released from the obligations under the notes and the Indenture except with respect to any obligations that arise from, or are related to, such transaction.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, our interest in which constitutes all or substantially all of our properties and assets, shall be deemed to be the transfer of all or substantially all of our properties and assets.

Guarantors

The Indenture provides that all of our present and future Subsidiaries other than our Foreign Subsidiaries, jointly and severally guaranty all principal, premium, if any, and interest on the notes on a senior subordinated basis. The term Subsidiary does not include Unrestricted Subsidiaries.

Notwithstanding anything herein or in the Indenture to the contrary, if any of our Subsidiaries (including Foreign Subsidiaries) that is not a Guarantor guarantees any of our other Indebtedness or any other Indebtedness of the Guarantors, or we or any of our Subsidiaries, individually or collectively, pledges more than 66% of the Voting Equity Interests of a Subsidiary (including Foreign Subsidiaries) that is not a Guarantor to a lender to secure our Indebtedness or any Indebtedness of any Guarantor, then such Subsidiary must become a Guarantor.

Release of Guarantors

The Indenture provides that no Guarantor will consolidate or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless, (1) subject to the provisions of the following paragraph and the other provisions of the Indenture, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Person shall guarantee, on a senior subordinated basis, all of such Guarantor’s obligations under such Guarantor’s Guarantee on the terms set forth in the Indenture; and (2) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing. The provisions of the covenant shall not apply to the merger of any Guarantors with and into each other or with or into us.

Upon the sale or disposition (including by merger or stock purchase) of a Guarantor (as an entirety) or of all or substantially all of its assets to an entity which is not and is not required to become a Guarantor, or the designation of a Subsidiary to become an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant “Limitations on Sale of Assets and Subsidiary Stock”), such Guarantor will be deemed released from its obligations under its Guarantee of the notes; provided, however, that any such termination shall occur only to the extent that, following consummation of such transaction, all obligations of such Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any of our Indebtedness or any Indebtedness of any other of our Subsidiaries shall also terminate upon such release, sale or transfer and none of its Equity Interests are pledged for the benefit of any holder of any of our Indebtedness or any Indebtedness of any of our Subsidiaries.

The Indenture also provides that any Guarantee that is defeased or discharged in accordance with “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge” will be released. Furthermore, any Guarantor that became a Guarantor because it guaranteed any of our other Indebtedness or any other Indebtedness of the Guarantors, or, because more than 66% of its Voting Equity Interests were pledged to a lender to secure our Indebtedness or any Indebtedness of any Guarantor, and such Guarantor is released from that guarantee, then it shall also be released from its Guarantee under the Indenture.

Reports

The Indenture provides that, whether or not we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will deliver to the Trustee and to each holder of notes, within 5 days after we are or would have been (if we were subject to such reporting obligations) required to file such with the Commission, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if we were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by our certified independent public accountants, and, in each case, together with a management’s discussion and analysis of financial condition and results of operations which would be so required and, from and after the consummation of the Exchange Offer, unless the Commission will not accept such reports, file with the Commission the annual, quarterly and other reports which we are or would have been required to file with the Commission.

In the event that (1) the rules and regulations of the SEC permit the Company and any parent entity to report at such parent entity’s level on a consolidated basis and (2) such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the Capital Stock of the Company and its Affiliates, the information and reports required by this covenant may be those of such parent entity on a consolidated basis; provided, that such information and reports distinguish in all material respects between the Company and its Subsidiaries and such parent entity and its other subsidiaries, if any; provided, further, that if such parent entity’s capitalization (including cash and cash equivalents) differs from that of the Company and its Subsidiaries in any material respect, such information and reports will include annual and quarterly financial statements substantially equivalent to the financial statements that would have been included in reports filed with the Commission, if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, including, with respect to annual information only, a report thereon by the Company’s certified independent public accountants.

Events of Default and Remedies

The Indenture defines an “Event of Default” as:

(1) our failure to pay any installment of interest (or Liquidated Damages, if any) on the notes as and when the same becomes due and payable and the continuance of any such failure for 30 days;

(2) our failure to pay all or any part of the principal, or premium, if any, on the notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payment of the Change of Control Purchase Price or the Asset Sale Offer Price, on notes validly tendered and not properly withdrawn pursuant to a Change of Control Offer or Asset Sale Offer, as applicable;

(3) our failure or the failure by any of our Subsidiaries to observe or perform any other covenant or agreement contained in the notes or the Indenture and, except for the provisions under “Mandatory Redemption,” “Repurchase of Notes at the Option of the Holder upon a Change of Control,” and “Limitation on Merger, Sale or Consolidation,” the continuance of such failure for a period of 30 days after written notice is given to us by the Trustee or to us and the Trustee by the holders of at least 25% in aggregate principal amount of the notes outstanding;

(4) certain events of bankruptcy, insolvency or reorganization in respect of us or any of our Significant Subsidiaries;

(5) a default in our Indebtedness or the Indebtedness any of our Subsidiaries with an aggregate amount outstanding in excess of $15 million (a) resulting from the failure to pay principal at maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity;

(6) final unsatisfied judgments not covered by insurance aggregating in excess of $15 million, at any one time rendered against us or any of our Subsidiaries and not stayed, bonded or discharged within 60 days; and

(7) any Guarantee of a Guarantor that is a Significant Subsidiary ceases to be in full force and effect or becomes unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Guarantee and the Indenture) or any Guarantor denies or disaffirms its Obligations under its Guarantee.

The Indenture provides that if a Default occurs and is continuing, the Trustee must, within 90 days after the receipt of notice of such Default, give to the holders notice of such Default.

If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (4) above relating to us or any of our Significant Subsidiaries,) then in every such case, unless the principal of all of the notes shall have already become due and payable, either the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the Trustee if given by holders) (an “Acceleration Notice”), may declare all principal, determined as set forth below, and accrued interest (and Liquidated Damages, if any) thereon to be due and payable immediately; provided, however, that if any Senior Indebtedness is outstanding pursuant to the Credit Agreement, upon a declaration of such acceleration, such principal and interest shall be due and payable upon the earlier of (x) the fifth Business Day after sending us and the representative under the Credit Agreement such written notice, unless such Event of Default is cured or waived prior to such date and (y) the date of acceleration of any Senior Indebtedness under the Credit Agreement. In the event a declaration of acceleration resulting from an Event of Default described in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically annulled if such default is cured or waived or the holders of the Indebtedness which is the subject of such default have rescinded their declaration of acceleration in respect of such Indebtedness within 30 days thereof and the Trustee has received written notice of such cure, waiver or rescission and no other Event of Default described in clause (5) above has occurred that has not been cured or waived within 30 days of the declaration of such acceleration in respect of such Indebtedness. If an Event of Default specified in clause (4) above, relating to us or any of our Significant Subsidiaries occurs, all principal and accrued interest (and Liquidated Damages, if any) thereon will be immediately due and payable on all outstanding notes without any declaration or other act on the part of the Trustee or the holders. The holders of a majority in aggregate principal amount of notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes which have become due solely by such acceleration, have been cured or waived.

Prior to the declaration of acceleration of the maturity of the notes, the holders of a majority in aggregate principal amount of the notes at the time outstanding may waive on behalf of all the holders any Default, except a Default in the payment of principal of or interest on any note not yet cured or a Default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding note affected. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee reasonable security or indemnity.

Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of notes) as to all outstanding notes when either:

(a) All outstanding notes, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(b) (1) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2) we have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be;

(3) the deposit does and will not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or are otherwise bound;

(4) we have paid all other amounts payable by us under the Indenture; and

(5) we have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by us with intent to hinder, delay, or defraud any other of our creditors.

We must also deliver to the Trustee an Officers’ Certificate and an opinion of counsel, which opinion can be subject to customary qualifications, confirming the satisfaction of the conditions in clauses (3) above.

Legal Defeasance and Covenant Defeasance

The Indenture provides that we may, at our option, elect to discharge our obligations and the Guarantors’ obligations with respect to the outstanding notes (“Legal Defeasance”). If Legal Defeasance occurs, we shall be deemed to have paid and discharged all amounts owed under the notes, and the Indenture shall cease to be of further effect as to the notes and Guarantees, except that:

(1) holders will be entitled to receive timely payments for the principal of, premium, if any, and interest (and Liquidated Damages, if any) on the notes, solely from the funds deposited for that purpose (as explained below);

(2) our obligations will continue with respect to the issuance of temporary notes, the registration of notes, and the replacement of mutilated, destroyed, lost or stolen notes;

(3) the Trustee will retain its rights, powers, duties, and immunities, and we will retain our obligations in connection therewith; and

(4) other Legal Defeasance provisions of the Indenture will remain in effect.

In addition, we may, at our option and at any time, elect to cause the release of our obligations and the Guarantors’ with respect to most of the covenants in the Indenture (except as described otherwise therein) (“Covenant Defeasance”). If Covenant Defeasance occurs, certain events (not including non-payment and bankruptcy, receivership, rehabilitation and insolvency events) relating to us or any Significant Subsidiary described under “Events of Default” will no longer constitute Events of Default with respect to the notes. We may exercise Legal Defeasance regardless of whether we previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance (each, a “Defeasance”):

(1) we must irrevocably deposit with the Trustee, in trust, for the benefit of holders of notes, U.S. legal tender, U.S. Government Obligations or a combination thereof, in amounts that will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, which opinion can be subject to customary qualifications, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment or any redemption date thereof, and the Trustee must have, for the benefit of holders, a valid, perfected, exclusive security interest in the trust;

(2) in the case of Legal Defeasance, we must deliver to the Trustee an opinion of counsel, which opinion can be subject to customary qualifications, reasonably acceptable to the Trustee confirming that:

(A) we have received from, or there has been published by the Internal Revenue Service, a ruling; or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we must deliver to the Trustee an opinion of counsel, which opinion can be subject to customary qualifications, reasonably acceptable to the Trustee confirming that holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of the Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Defeasance had not occurred;

(4) no Default or Event of Default may have occurred and be continuing on the date of the deposit, and, in the case of Legal Defeasance, no Event of Default relating to bankruptcy or insolvency may occur at any time from the date of the deposit to the 91st calendar day thereafter;

(5) the Defeasance may not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which we or any of our Subsidiaries are a party or by which we or any of our Subsidiaries are bound;

(6) we must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by us with the intent to hinder, delay or defraud any other of our creditors; and

(7) we must deliver to the Trustee an Officers’ Certificate confirming the satisfaction of conditions in clauses (1) through (6) above, and an opinion of counsel, which opinion can be subject to customary qualifications, confirming the satisfaction of the conditions in clauses (1) (with respect to the validity and perfection of the security interest), (2), (3) and (5) above.

The Defeasance will be effective on the earlier of (i) the 91st day after the deposit, and (ii) the day on which all the conditions above have been satisfied.

If the amount deposited with the Trustee to effect a Defeasance is insufficient to pay the principal of, premium, if any, and interest on the notes when due, or if any court enters an order directing the repayment of the deposit to us or otherwise making the deposit unavailable to make payments under the notes when due, then (so long as the insufficiency exists or the order remains in effect) our and the Guarantors’ obligations under the Indenture and the notes will be revived, and the Defeasance will be deemed not to have occurred.

Amendments and Supplements

The Indenture contains provisions permitting us, the Guarantors and the Trustee to enter into a supplemental indenture for certain limited purposes without the consent of the holders. With the consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding, we, the Guarantors and the Trustee are permitted to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders; provided, that no such modification may, without the consent of each holder affected thereby:

(1) change the Stated Maturity on any note, or reduce the principal amount thereof or the rate (or extend the time for payment) of interest thereon or any premium payable upon the redemption thereof at our option, or change the coin or currency in which, any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption at our option, on or after the Redemption Date), or after an Asset Sale or Change of Control has occurred reduce the Change of Control Purchase Price or the Asset Sale Offer Price with respect to the corresponding Asset Sale or Change of Control or alter the provisions (including the defined terms used therein) regarding our right to redeem the notes at our option in a manner adverse to the holders;

(2) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any such amendment, supplemental indenture or waiver provided for in the Indenture; or

(3) modify any of the waiver provisions, except to increase any required percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note affected thereby.

Notwithstanding the foregoing, no amendment to the subordination provisions of the Indenture may adversely affect the rights of any holders of Designated Senior Indebtedness then outstanding without the consent of the holders of such Designated Senior Indebtedness (or any group or representative thereof authorized to give such consent).

Governing Law

The Indenture provides that it and the notes are governed by, and construed in accordance with, the laws of the State of New York including, without limitation, Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b).

No Personal Liability of Partners, Stockholders, Officers, Directors

The Indenture provides that no direct or indirect stockholder, employee, officer or director, as such, past, present or future of the Company, the Guarantors or any successor entity shall have any personal liability in respect of our obligations or the obligations of the Guarantors under the Indenture or the notes solely by reason of his or its status as such stockholder, employee, officer or director, except that this provision shall in no way limit the obligation of any Guarantor pursuant to any guarantee of the notes.

Certain Definitions

“Acquired Indebtedness” means Indebtedness (including Disqualified Capital Stock) of any Person existing at the time such Person becomes a Subsidiary of the Company, including by designation, or is merged or consolidated into or with the Company or one of its Subsidiaries.

“Affiliate” means any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company. For purposes of this definition, the term “control” means the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise; provided, that with respect to ownership interest in the Company and its Subsidiaries, a Beneficial Owner of 10% or more of the total voting power normally entitled to vote in the election of directors, managers or trustees, as applicable (other than any such Beneficial Owner eligible to report ownership on Schedule 13F or Schedule 13G (or any similar successor forms under the Exchange Act rules and regulations)) shall for such purposes be deemed to possess control. Notwithstanding the foregoing, the term “Affiliate” shall not include Subsidiaries.

“Average Life” means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (1) the sum of the products (a) of the number of years from the date of determination to the date or dates of each successive scheduled principal (or redemption) payment of such security or instrument and (b) the amount of each such respective principal (or redemption) payment by (2) the sum of all such principal (or redemption) payments.

“Beneficial Owner” or “beneficial owner” for purposes of the definition of Change of Control and Affiliate has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable.

“Board of Directors” means the board of directors of the Company or any committee of the board of directors authorized, with respect to any particular matter, to exercise the power of the board of directors of the Company.

“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close.

“Capital Contribution” means any contribution to the equity of the Company from a direct or indirect parent of the Company for which no consideration (other than the issuance of Qualified Capital Stock) is given.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalent” means:

(1) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof);

(2) demand deposits, time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $500 million;

(3) commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc.;

(4) repurchase obligations having terms not more than seven days, with institutions meeting the criteria set forth in clause (2) above, for direct obligations issued by or fully guaranteed by the United States of America (provided, that the full faith and credit of the United States of America is pledged in support thereof), having, on the date of purchase thereof, a fair market value of at least 100% of the amount of repurchase obligations;

(5) interests in money market or mutual funds all of whose assets are invested in assets or securities of the type described in clauses (1) through (4) above;

(6) with respect to Investments by any Foreign Subsidiary, any demand deposit account;

(7) direct investments in tax exempt obligations of any state of the United States of America, or any municipality of any such state, in each case rated “AA” or better by Standard & Poor’s Rating Service, “Aa2” or better by Moody’s Investor Service, Inc. or an equivalent rating by any other credit rating agency of recognized national standing, provided that such obligations mature within six months from the date of acquisition thereof; or

(8) investments in mutual funds, 95% of more of the assets of which are invested in obligations of the types described in clauses (1) - (7) above,

and in the case of each of (1), (2), and (3) maturing within one year after the date of acquisition.

“Change of Control” means (1) prior to consummation of the first Public Equity Offering after the Issue Date, the Permitted Holders shall cease to beneficially own, in the aggregate, a majority of the voting power of the Voting Equity Interests of the Company, or (2) following the consummation of the first Public Equity Offering after the Issue Date, (A) any merger or consolidation of us with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of our assets, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any “person” (including any group that is deemed to be a “person”) (other than the Permitted Holders) is or becomes the beneficial owner of more than 40% of the aggregate voting power of the Voting Equity Interests of the transferee(s) or surviving entity or entities and the Permitted Holders, in the aggregate, beneficially own, directly or indirectly, less voting power than such person, (B) any “person” (including any group that is deemed to be a “person”) (other than the Permitted Holders) is or becomes the beneficial owner of more than 40% of the aggregate voting power of the Voting Equity Interests of the Company and the Permitted Holders, in the aggregate, beneficially own, directly or indirectly, less voting power than such person, (C) the Continuing Directors cease for any reason to constitute a majority of our Board of Directors then in office, or (D) we adopt a plan of liquidation. As used in this definition, “person” (including any group that is deemed to be a “person”) has the meaning given by Sections 13(d) of the Exchange Act, whether or not applicable. The phrase “all or substantially all” of our assets will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” of our assets has occurred.

“Commission” means the Securities and Exchange Commission.

“Consolidation” means, with respect to the Company, the consolidation of the accounts of the Subsidiaries with those of the Company, all in accordance with GAAP; provided, that “Consolidation” will not include the consolidation of the accounts of any Unrestricted Subsidiary with the accounts of the Company. The term “consolidated” has a correlative meaning to the foregoing.

“Consolidated Coverage Ratio” of any Person on any date of determination (the “Transaction Date”) means the ratio, on a pro forma basis, of (a) the aggregate amount of Consolidated EBITDA of such Person attributable to continuing operations and businesses (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of) for the Reference Period to (b) the aggregate Consolidated Fixed Charges of such Person (exclusive of amounts attributable to operations and businesses permanently discontinued or disposed of, but only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to such Person’s Consolidated Fixed Charges subsequent to the Transaction Date) during the Reference Period; provided, that for purposes of such calculation:

(1) acquisitions which occurred during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date shall be assumed to have occurred on the first day of the Reference Period;

(2) transactions giving rise to the need to calculate the Consolidated Coverage Ratio shall be assumed to have occurred on the first day of the Reference Period;

(3) the incurrence of any Indebtedness (including issuance of any Disqualified Capital Stock) during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date (and the application of the proceeds therefrom), other than Indebtedness incurred under any revolving credit facility, shall be assumed to have occurred on the first day of the Reference Period;

(4) if since the beginning of such period the Company or any Guarantor has repaid, repurchased, redeemed, defeased or otherwise acquired, retired or discharged any Indebtedness (each a “Discharge”) or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a Discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and Consolidated Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Discharge of such Indebtedness, including with the net proceeds of such new Indebtedness, as if such Discharge had occurred on the first day of such period; and

(5) in the case of an incurrence, at any time during or after the Reference Period, of Indebtedness (including any Disqualified Capital Stock) with a floating interest or dividend rate shall be computed on a pro forma basis as if the rate applicable at the Transaction Date had been in effect from the beginning of the Reference Period to the Transaction Date, unless such Person or any of its Subsidiaries is a party to an Interest Swap or Hedging Obligation that has the effect of fixing the interest rate or dividend rate on the date of computation, in which case such rate shall be used.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company.

“Consolidated EBITDA” means, with respect to any Person, for any period, the Consolidated Net Income of such Person for such period adjusted (A) to exclude all non-cash items, including gains and losses, attributable to the movement in the mark to market valuation of Interest Swap and Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133—”Accounting for Derivative Instruments and Hedging Activities,” (B) to add thereto (to the extent deducted from net revenues in determining Consolidated Net Income), without duplication, the sum of:

(1) Consolidated income tax expense and any payments made to a parent entity pursuant to clause (k)(i) of the second paragraph of the covenant described above under “Limitation on Restricted Payments;”

(2) Consolidated depreciation and amortization expense;

(3) Consolidated Fixed Charges;

(4) any unrealized foreign currency translation or transaction gains or losses in respect of Indebtedness or other obligations of the Company or any Subsidiary;

(5) without duplication, any other non-cash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period; and

(6) Management Fees paid;

and (C) to exclude other non-cash items increasing Consolidated Net Income of such Person for such period, excluding revenues accrued in the ordinary course of business and any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period, provided, that, except as already included in the calculation of Consolidated Net Income, consolidated income tax expense and depreciation and amortization of a Subsidiary that is not a Wholly Owned Subsidiary shall only be added to the extent of the equity interest of the Company in such Subsidiary.

“Consolidated Fixed Charges” of any Person means, for any period, the aggregate amount (without duplication and determined in each case in accordance with GAAP) of:

(a) interest expensed or capitalized, paid on, accrued (including, in accordance with the following sentence, interest attributable to Capitalized Lease Obligations) of such Person and its Consolidated Subsidiaries during such period, including (1) original issue discount and non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Interest Swap and Hedging Obligations pursuant to Financial Accounting Standards Board Statement No. 133—”Accounting for Derivative Instruments and Hedging Activities” and amortization of costs for the issuance of Indebtedness) or accruals on any Indebtedness, (2) the interest portion of all deferred payment obligations, and (3) all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings and Interest Swap and Hedging Obligations (excluding, for the avoidance of doubt, amounts due upon settlement of any such Interest Swap and Hedging Obligation), in each case to the extent attributable to such period;

(b) the amount of dividends accrued or payable (or guaranteed) by such Person or any of its Consolidated Subsidiaries in respect of Preferred Stock (other than by Subsidiaries of such Person to such Person or such Person’s Wholly Owned Subsidiaries and than those paid solely in Equity Interests other than Disqualified Capital Stock); and

(c) the amount of dividends accrued or payable in respect of any Disqualified Capital Stock of such Person and its Subsidiaries (other than those paid solely in Equity Interests other than Disqualified Capital Stock).

For purposes of this definition, (x) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined in good faith by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP and (y) without duplication, interest expense attributable to any Indebtedness represented by the guaranty by such Person or a Subsidiary of such Person of an obligation of another Person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

“Consolidated Net Income” means, with respect to any Person for any period, the net income (or loss) of such Person and its Consolidated Subsidiaries (before preferred stock dividends and otherwise determined on a consolidated basis in accordance with GAAP) for such period, minus an amount equal to any payments made to a parent entity pursuant to clause (k) of the second paragraph of the covenant described above under “Limitation on Restricted Payments” during such period, to the extent the expenses of such parent entity paid with the proceeds of such dividend would not otherwise reduce Consolidated Net Income, and adjusted to exclude (only to the extent included in computing such net income (or loss) and without duplication):

(a) any after-tax gain, loss, charge or expense which is either extraordinary (as determined in accordance with GAAP) or is either unusual or nonrecurring (including, without limitation, any loss, charge or expense arising out of or related to the FTD merger, any restructuring charge and any gain, loss, charge or expense from the sale or other disposition of assets outside the ordinary course of business or from the issuance or sale of any securities) as determined in good faith by the Company, it being understood and agreed that Item 10(e) of Regulation S-K under the Securities Act shall not constitute a limitation on any such determination;

(b) the net income, if positive, of any Person, other than a Consolidated Subsidiary, in which such Person or any of its Consolidated Subsidiaries has an interest, except to the extent of the amount of any dividends or distributions actually paid in cash to such Person or a Consolidated Subsidiary of such Person during such period, but in any case not in excess of such Person’s pro rata share of such Person’s net income for such period;

(c) the net income, if positive, of any of such Person’s Consolidated Subsidiaries to the extent that the declaration or payment of dividends or similar distributions is not at the time permitted by operation of the terms of its charter or bylaws or any other agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Consolidated Subsidiary;

(d) the cumulative effect of a change in accounting principles;

(e) any non-cash compensation expense realized from grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of the Company or any Guarantor;

(f) amounts resulting from currency fluctuations; and

(g) any goodwill impairment charges pursuant to Financial Accounting Standards Board Statement No. 142.

“Consolidated Subsidiary” means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired) the financial statements of which are consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

“Continuing Director” means during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company or any parent entity, if such agreement was approved by a vote of such majority of directors).

“Credit Agreement” means the credit agreement, dated as of February 24, 2004, by and among Nectar Merger Corporation, FTD, certain financial institutions, UBS Securities LLC, as syndication agent, Wells Fargo Bank, N.A., as documentation agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent, providing for (A) an aggregate $85.0 million term loan facility, and (B) an aggregate $50.0 million revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced, refinanced (in whole or in part) or otherwise modified from time to time by one or more agreements, facilities, instruments or debt securities (including, without limitation, debt securities sold into the capital markets) whether or not with the same agent, trustee, representative lenders or holders whether or not previously repaid in full or in part for any period of time, and, subject to the proviso to the next succeeding sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term “Credit Agreement” shall include agreements in respect of Interest Swap and Hedging Obligations with Persons which, at the time such agreements were entered into, were lenders (or Affiliates thereof) party to the Credit Agreement and shall also include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreements, facilities, instruments or debt securities:

(1) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby;

(2) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns;

(3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder; provided, that on the date such Indebtedness is incurred it would not be prohibited by the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;” or

(4) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms of the Indenture.

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Indebtedness” means (A) so long as any Indebtedness is outstanding or commitments to lend exist under the Credit Agreement, the Credit Agreement and (B) upon receipt of the consent of the requisite lenders under the Credit Agreement or at any time at which no Indebtedness is outstanding or commitments to lend exist under the Credit Agreement, any series of Senior Indebtedness with at least $10 million principal amount outstanding.

“Disqualified Capital Stock” means with respect to any Person, (a) Equity Interests of such Person that, by its terms or by the terms of any security into which it is convertible, exercisable or exchangeable, is, or upon the happening of an event or the passage of time or both would be, required to be redeemed or repurchased including at the option of the holder thereof by such Person or any of its Subsidiaries, in whole or in part, on or prior to 91 days following the Stated Maturity of the notes, (b) any preferred stock of the Company that is issued for cash and is so designated as Disqualified Capital Stock, pursuant to an Officers’ Certificate on the issuance date thereof, and (c) any Equity Interests of any Subsidiary of such Person other than any common equity with no preferences, privileges, and no redemption or repayment provisions. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because the holders thereof have the right to require the Company to repurchase such Equity Interests upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that the Company may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company’s purchase of the notes as are required to be purchased pursuant to the provisions of the Indenture as described under “Repurchase at the Option of Holders.”

“Equity Interests” means Capital Stock or partnership, participation or membership interests and all warrants, options or other rights to acquire Capital Stock or partnership, participation or membership interests (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock or partnership, participation or membership interests).

“Event of Loss” means, with respect to any property or asset, any (1) loss, destruction or damage of such property or asset or (2) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exempted Affiliate Transaction” means (a) customary employee compensation arrangements approved by a majority of independent (as to such transactions) members of the Board of Directors and reasonable and customary directors fees, indemnification and similar arrangements and payments pursuant thereto, (b) transactions solely between or among the Company and any of its Subsidiaries or solely among Subsidiaries of the Company, (c) any payments made in connection with the FTD merger and the related financing transactions, substantially as described in the offering circular pertaining to the outstanding notes, (d) payment of any Restricted Payment or any Investment in an Unrestricted Subsidiary, in each case, not prohibited by the Indenture, (e) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith, (f) any agreement as in effect as of the Issuance Date or the date the FTD merger is consummated that was disclosed in the offering circular pertaining to the outstanding notes (other than the Management Agreement) or any payment or transaction contemplated thereby, (g) transactions with customers, clients, FTD-member florists, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, (h) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Subsidiary, an Equity Interest in, or controls, such Person, (i) any issuance of Equity Interests (other than Disqualified Capital Stock) of the Company to Affiliates of the Company or any contribution to the capital of the Company by Affiliates of the Company, (k) the Management Agreement and, so long as no Default or Event of Default has occurred and is continuing, any payment or transaction contemplated thereby, (l) any payments to the Principals or their Affiliates in connection with the settlement of the FTD.COM securities litigation, (m) the provision of administrative services and, therefore, of supplies and equipment, to any Unrestricted Subsidiary on substantially the same terms provided to or by Subsidiaries and (n) payment of any Tax Payments that are not prohibited by the Indenture.

“Existing Indebtedness” means the Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the closing of the FTD merger (after giving effect to the FTD merger and related financing transactions), reduced to the extent such amounts are repaid, refinanced or retired.

“Foreign Subsidiary” means any Subsidiary of the Company which is not organized under the laws of the United States, any state thereof or the District of Columbia.

“FTD” means FTD, Inc., a Delaware corporation, and its successors.

“GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States as in effect from time to time.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“Guarantor” means each of the Company’s present and future Subsidiaries that at the time are guarantors of the notes in accordance with the Indenture.

“Indebtedness” of any Person means, without duplication:

(a) all liabilities and obligations, contingent or otherwise, of such Person, to the extent such liabilities and obligations would appear as a liability upon the consolidated balance sheet of such Person in accordance with GAAP, (1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (2) evidenced by bonds, notes, debentures or similar instruments, (3) representing the balance deferred and unpaid of the purchase price of any property or services, except those incurred in the ordinary course of its business that would constitute a trade payable to trade creditors;

(b) all liabilities and obligations, contingent or otherwise, of such Person (1) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks, (2) relating to any Capitalized Lease Obligation, or (3) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

(c) all net obligations of such Person under Interest Swap and Hedging Obligations;

(d) all liabilities and obligations of others of the kind described in the preceding clause (a), (b) or (c) that such Person has guaranteed or that is otherwise its legal liability or which are secured by any assets or property of such Person;

(e) any and all deferrals, renewals, extensions, refinancing and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties; and

(f) all Disqualified Capital Stock of such Person (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends).

provided, however, that in no event shall amounts in respect of the settlement of the FTD.COM securities litigation be “Indebtedness” hereunder.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer (or managing general partner of the issuer) of such Disqualified Capital Stock.

The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount and (2) the principal amount thereof in the case of any other Indebtedness.

“Interest Swap and Hedging Obligation” means any obligation of any Person pursuant to any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate exchange agreement, currency exchange agreement, commodity hedging agreement or any other agreement or arrangement designed to protect against fluctuations in interest rates, currency values or commodity prices and not for speculative purposes, including, without limitation, any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

“Investment” by any Person in any other Person means (without duplication):

(a) the acquisition (whether by purchase, merger, consolidation or otherwise) by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities, including any options or warrants, of such other Person;

(b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person), other than accounts receivable, endorsements for collection or deposits arising in the ordinary course of business;

(c) other than guarantees of Indebtedness of the Company or any Subsidiary to the extent permitted by the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” the entering into by such Person of any guarantee of, or other credit support or contingent obligation with respect to, Indebtedness or other liability of such other Person;

(d) the making of any capital contribution by such Person to such other Person; and

(e) the designation by the Board of Directors of any Person to be an Unrestricted Subsidiary.

The Company shall be deemed to make an Investment in an amount equal to the fair market value of the net assets of any subsidiary (or, if neither the Company nor any of its Subsidiaries has theretofore made an Investment in such subsidiary, in an amount equal to the Investments being made), at the time that such subsidiary is designated an Unrestricted Subsidiary, and any property transferred to an Unrestricted Subsidiary from the Company or a Subsidiary of the Company shall be deemed an Investment valued at its fair market value at the time of such transfer. The Company or any of its Subsidiaries shall be deemed to have made an Investment in a Person that is or was required to be a Guarantor if, upon the issuance, sale or other disposition of any portion of the Company’s or the Subsidiary’s ownership in the Capital Stock of such Person, such Person ceases to be a Guarantor. The fair market value of each Investment shall be measured at the time made or returned, as applicable.

“Issue Date” means the date of first issuance of the notes under the Indenture.

“Junior Security” means any Qualified Capital Stock and any Indebtedness of the Company or a Guarantor, as applicable, that is contractually subordinated in right of payment to all Senior Indebtedness (and any securities issued in exchange for or in replacement of Senior Indebtedness) at least to the same extent as the notes or the Guarantee, as applicable, are subordinated to Senior Indebtedness pursuant to the Indenture and has no scheduled installment of principal due, by redemption, sinking fund payment or otherwise, on or prior to the Stated Maturity of the notes; provided, that in the case of subordination in respect of Senior Indebtedness under the Credit Agreement, “Junior Security” shall mean (except with the consent of the requisite lenders under the Credit Agreement) any Qualified Capital Stock and any Indebtedness of the Company or the Guarantor, as applicable, that:

(1) has a final maturity date occurring after the final maturity date of all Senior Indebtedness outstanding under the Credit Agreement (and any securities issued in exchange or replacement of such Senior Indebtedness) on the date of issuance of such Qualified Capital Stock or Indebtedness;

(2) is unsecured;

(3) has an Average Life longer than the security for which such Qualified Capital Stock or Indebtedness is being exchanged; and

(4) by its terms or by law is subordinated to Senior Indebtedness outstanding under the Credit Agreement (and any securities issued in exchange for Senior Indebtedness) on the date of issuance of such Qualified Capital Stock or Indebtedness at least to the same extent as the notes are subordinated to Senior Indebtedness pursuant to the Indenture (including, without limitation, with respect to payment blockage and turnover).

“Lien” means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

“Liquidated Damages” means all liquidated damages then owing pursuant to the Registration Rights Agreement.

“Management Agreement” means that certain separate management agreement among FTD and certain of its subsidiaries and Leonard Green & Partners, L.P., substantially in the form attached as an exhibit to the Indenture, as amended from time to time in a manner not, when considered as a whole, materially less favorable to FTD.

“Management Fees” means (A) payments of (i) up to $2 million in any twelve-month period to the Principals or their Affiliates for management, consulting and financial planning services and (ii) any amounts owed to the Principals or their Affiliates for management, consulting and financial advisory services accrued in accordance with the Management Agreement because the Company’s Consolidated EBITDA did not equal or exceed $46.75 million during any twelve-month period, and (B) reimbursement of reasonable out-of-pocket expenses of the Principals or their Affiliates, in each case, pursuant to the Management Agreement.

“Merger Consideration and Related Costs” means: (1) the cash consideration for the FTD merger payable by Mercury Man Holdings Corporation to holders of FTD, Inc.’s common stock and options to purchase common stock pursuant to the FTD merger agreement, including any amounts payable as a result of any such holders’ exercise of dissenters’ rights; and (2) all fees and expenses related to the foregoing and payable in connection with the FTD merger, in each case, substantially as described in offering circular pertaining to the outstanding notes.

“Net Cash Proceeds” means the aggregate amount of cash or Cash Equivalents received by the Company in the case of a sale of Qualified Capital Stock or a Capital Contribution and by the Company and its Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of Qualified Capital Stock upon any exercise, exchange or conversion of securities (including options, warrants, rights and convertible or exchangeable debt) of the Company that were issued for cash on or after the Issue Date, the amount of cash originally received by the Company upon the issuance of such securities (including options, warrants, rights and convertible or exchangeable debt) less, in each case, the direct costs relating to such Asset Sale or Issuance of Qualified Capital Stock, including, without limitation, legal, accounting, investment banking and other professional fees, and brokerage and sales commissions and any relocation expenses incurred as a result thereof incurred in connection with such Asset Sale or sale of Qualified Capital Stock, and, in the case of an Asset Sale only less (1) the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes required to be paid by the Company or any of its respective Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carry-forwards, and similar tax attributes, (2) cash payments attributable to Persons owning an interest (other than a Lien) in the assets subject to the Asset Sale, (3) any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liability associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction and (4) any holdbacks with respect to indemnification obligations or purchase price adjustments pending receipt thereof.

“Obligation” means any principal, premium or interest payment, or monetary penalty, or damages, due by the Company or any Guarantor under the terms of the notes or the Indenture, including any Liquidated Damages due pursuant to the terms of the Registration Rights Agreement.

“Offering” means the offering of the notes by the Company.

“Officers’ Certificate” means the officers’ certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

“parent entity” means a Person that holds, directly or indirectly, Voting Equity Interests of the Company with voting power, in the aggregate, at least equal to the voting power of the Voting Equity Interests of the Company held by the Permitted Holders on the Issue Date.

“Permitted Holders” means each of the Principals and any of their Affiliates.

“Permitted Indebtedness” means that:

(a) Indebtedness incurred by the Company and the Guarantors, evidenced by the notes and the Guarantees issued pursuant to the Indenture up to the amounts being issued on the original Issue Date less any amounts repaid or retired;

(b) Refinancing Indebtedness incurred by the Company and the Subsidiaries, as applicable, with respect to any Existing Indebtedness or any Indebtedness (including Disqualified Capital Stock), described in clause (a) or incurred pursuant to the Debt Incurrence Ratio test of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock,” or which was refinanced pursuant to this clause (b);

(c) Indebtedness incurred by the Company and the Subsidiaries solely in respect of bankers acceptances, reimbursement obligations with respect to letters of credit, performance bonds, bid and surety bonds and completion guarantees and Indebtedness in respect of workers’ compensation claims in each, to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money incurred in the ordinary course of business;

(d) Indebtedness incurred by the Company that is owed to (borrowed from) any Subsidiary, and Indebtedness incurred by a Subsidiary owed to (borrowed from) any other Guarantor or the Company; provided, that in the case of Indebtedness of the Company or a Guarantor payable to any Subsidiary that is not a Guarantor, such obligations shall be unsecured and contractually subordinated to payments then due in respect of the Company’s obligations pursuant to the notes, and any event that causes any Subsidiary to which such Indebtedness is owed no longer to be a Subsidiary (including by designation to be an Unrestricted Subsidiary) shall be deemed to be a new incurrence by such issuer of such Indebtedness and any guarantor thereof subject to the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;”

(e) guarantees by the Company or any Subsidiary of any Indebtedness or other obligations of the Company or any Subsidiary that was permitted to be incurred pursuant to the Indenture;

(f) Interest Swap and Hedging Obligations incurred by the Company and the Subsidiaries that are incurred for the purpose of fixing or hedging interest rate, currency or commodity risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable, liability or contractual provision the payment in respect of which is determined by reference to a foreign currency or commodity; provided, that the notional amount of any such Interest Swap and Hedging Obligation does not exceed the principal amount of any other Indebtedness to which such Interest Swap and Hedging Obligation relates;

(g) Indebtedness incurred by the Company and the Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within ten business days;

(h) Indebtedness incurred by the Company and the Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the acquisition or disposition of any business, assets or a Subsidiary or Unrestricted Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary or Unrestricted Subsidiary for the purpose of financing such acquisition;

(i) Indebtedness incurred by the Company and the Subsidiaries supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit; provided such letter of credit was permitted to be issued under the covenant described above under the caption “-Limitation of Incurrence of Additional Indebtedness and Disqualified Capital Stock;”

(j) Indebtedness or Disqualified Capital Stock of Persons that are acquired by the Company or any Subsidiary or merged into a Subsidiary in accordance with the terms of the Indenture; provided that such Indebtedness or Disqualified Capital Stock is not incurred in contemplation of such acquisition or merger; provided further that after giving effect to such acquisition, either the Company would be permitted to incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” and provided further that the amount of such Indebtedness of all Foreign Subsidiaries incurred pursuant to this clause (j) shall not exceed $10 million in the aggregate at any time outstanding; and

(k) Indebtedness incurred by the Company and the Subsidiaries, the net proceeds of which are used to satisfy, defease or discharge the notes as provided under the captions “Satisfaction and Discharge” and “Legal Defeasance and Covenant Defeasance.”

“Permitted Investment” means:

(a) any Investment in any of the notes;

(b) any Investment in cash or Cash Equivalents;

(c) any Investment by the Company or any Subsidiary: (i) in the Company (excluding payments to any securityholder of the Company by a Subsidiary of the Company), (ii) in any Subsidiary of the Company, or (iii) in any Person if as a result of such Investment such Person becomes a Subsidiary of the Company or such Person is merged with or into the Company or a Subsidiary of the Company;

(d) other Investments in any Person or Persons, provided, that after giving pro forma effect to each such Investment, the aggregate amount of all such Investments made on and after the Issue Date pursuant to this clause (d) that are outstanding (after giving effect to any such Investments that are returned to the Company or the Subsidiary that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation, but only up to the amount of the Investment made under this clause (d) in such Person), at any time does not in the aggregate exceed $15.0 million (measured by the value attributed to the Investment at the time made or returned, as applicable);

(e) any Investment in any Person solely in exchange for Qualified Capital Stock or the Net Cash Proceeds of any substantially concurrent sale of the Company’s Qualified Capital Stock;

(f) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders-Asset Sales and Sales of Subsidiary Stock;”

(g) Investments represented by Interest Swap and Hedging Obligations;

(h) Investments in FTD-member florists, customers and suppliers that either (A) generate accounts or notes receivable, or (B) are accepted in settlement of bona fide disputes;

(i) Investments in the form of advances to employees for travel, relocation and like expenses, in each case, consistent with the Company’s past practices;

(j) Investments received in settlement of obligations or pursuant to any plan of reorganization or similar arrangement upon the bankruptcy, insolvency, reorganization, recapitalization or liquidation of any Person or the good faith settlement of debts of, or litigation or disputes with, any Person that is not an Affiliate; and

(k) Investments of the Company and FTD existing on the Issue Date.

“Permitted Lien” means:

(a) Liens existing on the Issue Date;

(b) Liens imposed by governmental authorities for taxes, assessments or other charges not yet subject to penalty or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

(c) statutory liens of carriers, warehousemen, mechanics, material men, landlords, repairmen or other like Liens arising by operation of law in the ordinary course of business provided that (1) the underlying obligations are not overdue for a period of more than 30 days, or (2) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

(d) Liens securing the performance of bids, trade contracts (other than borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) easements, rights-of-way, zoning, similar restrictions and other similar encumbrances or title defects which, singly or in the aggregate, do not in any case materially detract from the value of the property, subject thereto (as such property is used by the Company or any of its Subsidiaries) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(f) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

(g) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security legislation;

(h) Liens securing the notes;

(i) Liens securing Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged with or into the Company or a Subsidiary or Liens securing Indebtedness incurred in connection with an acquisition, provided, that such Liens were in existence prior to the date of such acquisition, merger or consolidation, were not incurred in anticipation thereof, and do not extend to any other assets;

(j) Liens arising from Purchase Money Indebtedness permitted to be incurred pursuant to of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock” provided such Liens relate solely to the property which is subject to such Purchase Money Indebtedness;

(k) leases or subleases granted to other Persons in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of its Subsidiaries or materially detracting from the value of the relative assets of the Company or any Subsidiary;

(l) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its Subsidiaries in the ordinary course of business;

(m) Liens securing Refinancing Indebtedness incurred to refinance any Indebtedness that was previously so secured in a manner no more adverse to the holders than the terms of the Liens securing such refinanced Indebtedness, and provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that would not have been security for the Indebtedness refinanced;

(n) Liens securing Senior Indebtedness (including under the Credit Agreement) incurred in accordance with the terms of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock;”

(o) Liens securing Indebtedness of any Foreign Subsidiary incurred in accordance with the provisions of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock”); and

(p) Liens securing Interest Swap and Hedging Obligations.

“Person” or “person” means any corporation, individual, limited liability company, joint stock company, joint venture, partnership, limited liability company, unincorporated association, governmental regulatory entity, country, state or political subdivision thereof, trust, municipality or other entity.

“Preferred Stock” means any Equity Interest of any class or classes of a Person (however designated) which is preferred as to payments of dividends, or as to distributions upon any liquidation or dissolution, over Equity Interests of any other class of such Person.

“Principals” means Leonard Green & Partners, L.P., a Delaware limited partnership, and Green Equity Investors IV, L.P., a Delaware limited partnership.

“Public Equity Offering” an underwritten public offering pursuant to a registration statement filed with the Commission in accordance with the Securities Act of 1933, as amended, of (1) Qualified Capital Stock of the Company or (2) Qualified Capital Stock of any parent entity, to the extent that the cash proceeds therefrom are used as a Capital Contribution to the Company.

“Purchase Money Indebtedness” of any Person means any Indebtedness of such Person to any seller or other Person incurred solely to finance the acquisition (including in the case of a Capitalized Lease Obligation, the lease), construction, installation or improvement of any after acquired real or personal tangible property which is incurred within 180 days following with such acquisition, construction, installation or improvement and is secured only by the assets so financed. For the avoidance of doubt, it is understood and agreed that Purchase Money Indebtedness may be incurred under the Credit Agreement.

“Qualified Capital Stock” means any Capital Stock of the Company that is not Disqualified Capital Stock.

“Qualified Equity Offering” means any public or private sale of (i) Qualified Capital Stock by the Company other than to an Affiliate or (ii) Capital Stock by any parent entity where the Net Cash Proceeds of such sale are contributed to the Company as a Capital Contribution substantially concurrently therewith, and in each case, other than public offerings registered on a Form S-8.

“Qualified Exchange” means:

(1) any legal defeasance, redemption, retirement, repurchase or other acquisition of Capital Stock, or Indebtedness of the Company with the Net Cash Proceeds received by the Company made within 60 days of the sale of its Qualified Capital Stock (other than to a Subsidiary) or, to the extent used to retire Indebtedness (other than Disqualified Capital Stock) of the Company issued on or after the Issue Date, Refinancing Indebtedness of the Company;

(2) any issuance of Qualified Capital Stock of the Company in exchange for, or the proceeds of which are used to purchase, any Capital Stock or Indebtedness of the Company; or

(3) any issuance of Refinancing Indebtedness (including Disqualified Capital Stock) of the Company in exchange for, or the proceeds of which are used to purchase, Indebtedness (including Disqualified Capital Stock) of the Company.

“Recourse Indebtedness” means Indebtedness as to which either the Company or any of its Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (2) is directly or indirectly liable (as a guarantor or otherwise), or (3) constitutes the lender.

“Reference Period” with regard to any Person means the four full fiscal quarters (or such lesser period during which such Person has been in existence) ended immediately preceding any date upon which any determination is to be made pursuant to the terms of the notes or the Indenture.

“Refinancing Indebtedness” means Indebtedness (including Disqualified Capital Stock) (a) issued in exchange for, or the proceeds from the issuance and sale of which are used within 60 days to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a “Refinancing”), any Indebtedness (including the notes and Disqualified Capital Stock) in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed (after deduction of reasonable and customary fees and expenses incurred in connection with the Refinancing plus the amount of any premium paid in connection with such Refinancing) the lesser of (1) the principal amount or, in the case of Disqualified Capital Stock, liquidation preference, of the Indebtedness (including Disqualified Capital Stock) so Refinanced and (2) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided, that (A) such Refinancing Indebtedness shall only be used to refinance outstanding Indebtedness (including Disqualified Capital Stock) of such Person issuing such Refinancing Indebtedness, (B) such Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness (including Disqualified Capital Stock) to be so refinanced at the time of such Refinancing and (y) in all respects, be no less contractually subordinated or junior, if applicable, to the rights of holders of the notes than was the Indebtedness (including Disqualified Capital Stock) to be refinanced, (C) such Refinancing Indebtedness shall have a final stated maturity or redemption date, as applicable, no earlier than the final stated maturity or redemption date, as applicable, of the Indebtedness (including Disqualified Capital Stock) to be so refinanced or, if sooner, 91 days after the Stated Maturity of the notes, and (D) such Refinancing Indebtedness shall be secured (if secured) in a manner no more adverse to the holders of the notes than the terms of the Liens (if any) securing such refinanced Indebtedness, including, without limitation, the amount of Indebtedness secured shall not be increased. For the avoidance of doubt, Indebtedness (other than Disqualified Capital Stock), shall not constitute “Refinancing Indebtedness” in connection with a Refinancing of Disqualified Capital Stock.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, by and among the Company and the other parties named on the signature pages thereof, as such agreement may be amended, modified or supplemented from time to time.

“Related Business” means the business conducted (or proposed to be conducted) by the Company and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors are materially related, ancillary or complementary businesses.

“Related Business Asset” means assets (except in connection with the acquisition of a Subsidiary in a Related Business that becomes a Guarantor, other than notes, bonds, obligations and securities) and capital expenditures, in each case that, in the good faith reasonable judgment of the Board of Directors, will immediately constitute, be a part of, or be used in, a Related Business of the Company or a Subsidiary.

“Related Financing Transactions” means the financing transactions in connection with the consummation of the FTD merger, substantially as described in offering circular pertaining to the outstanding notes.

“Restricted Investment” means, in one or a series of related transactions, any Investment, other than other Permitted Investments.

“Restricted Payment” means, with respect to any Person:

(a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any parent of such Person;

(b) any payment (except to the extent made with Qualified Capital Stock) on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any parent of such Person;

(c) other than with the proceeds from the substantially concurrent sale of, or in exchange for, Refinancing Indebtedness, any purchase, redemption, or other acquisition or retirement for value of, any payment in respect of any amendment of the terms of or any defeasance of, any Subordinated Indebtedness (other than the notes), directly or indirectly, by such Person or a Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness; and

(d) any Restricted Investment by such Person,

provided, however, that the term “Restricted Payment” does not include (1) any dividend, distribution or other payment on or with respect to Equity Interests of an issuer to the extent payable solely in shares of Qualified Capital Stock of such issuer, (2) any dividend, distribution or other payment to the Company, or to any Subsidiary of the Company, by the Company or any of its Subsidiaries and any Investment in any Subsidiary by the Company or any Subsidiary and any Investment in the Company by any Subsidiary of the Company so long as the Company receives the proceeds of such Investment, (3) the payment of the Merger Consideration and Related Costs or (4) any dividend, distribution or other payment with respect to the settlement of the FTD.COM securities litigation.

“Senior Indebtedness” of the Company or any Guarantor means Indebtedness of the Company or such Guarantor arising under the Credit Agreement (including any fees, costs and other monetary obligation in respect of the Credit Agreement, and interest, whether or not allowable, accruing on Indebtedness incurred pursuant to the Credit Agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law) or that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly designated as Senior Indebtedness and made senior in right of payment to the notes or the applicable Guarantee and all obligations for principal, premium, interest, penalties, fees, indemnifications, expenses, reimbursements, damages and other amounts payable pursuant to the documentation governing or relating to such Indebtedness; provided, that in no event shall Senior Indebtedness include (a) Indebtedness to any Subsidiary of the Company or any officer, director or employee of the Company or any Subsidiary of the Company, (b) Indebtedness incurred in violation of the terms of the Indenture; provided, that Indebtedness under the Credit Agreement will not cease to be Senior Indebtedness as a result of this clause (b) if the lenders thereunder obtained a certificate from an executive officer of the Company on the date such Indebtedness was incurred certifying that the incurrence of such Indebtedness was not prohibited by the Indenture, (c) Indebtedness to trade creditors, (d) Disqualified Capital Stock, and (e) any liability for taxes owed or owing by the Company or such Guarantor.

“Significant Subsidiary” means any Subsidiary or group of Subsidiaries that would constitute a “significant subsidiary” as defined in Regulation S-X of the Securities Act, as in effect on the Issue Date.

“Stated Maturity,” when used with respect to any note, means, February 15, 2014.

“Subordinated Indebtedness” means Indebtedness of the Company or a Guarantor that is subordinated in right of payment by its terms or the terms of any document or instrument relating thereto (“contractually”) to the notes or such Guarantee, as applicable, in any respect.

“Subsidiary,” with respect to any Person, means (1) a corporation a majority of whose Voting Equity Interests, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person, and (2) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a majority of the Voting Equity Interests, or (3) a partnership in which such Person or a Subsidiary of such Person is, at the time, a general partner and in which such Person, directly or indirectly, at the date of determination thereof has a majority ownership interest. Notwithstanding the foregoing, an Unrestricted Subsidiary shall not be a Subsidiary of the Company or of any Subsidiary of the Company. Unless the context requires otherwise, Subsidiary means each direct and indirect Subsidiary of the Company.

“Unrestricted Subsidiary” means any subsidiary of the Company that does not directly, indirectly or beneficially own any Capital Stock of, and Subordinated Indebtedness of, or own or hold any Lien on any property of, the Company or any other Subsidiary of the Company and that, at the time of determination, shall be an Unrestricted Subsidiary (as designated by the Board of Directors); provided, that such Subsidiary at the time of such designation (a) has no Recourse Indebtedness; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company (unless in compliance with the covenant captioned “Affiliate Transactions”); (c) is a Person with respect to which neither the Company nor any of its Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Subsidiary, provided, that (1) no Default or Event of Default is existing or will occur as a consequence thereof and (2) immediately after giving effect to such designation, on a pro forma basis, the Company could incur at least $1.00 of Indebtedness pursuant to the Debt Incurrence Ratio of the covenant “Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock.” Each such designation shall be evidenced by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“U.S. Government Obligations” means direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

“Voting Equity Interests” means Equity Interests which at the time are entitled to vote in the election of, as applicable, directors, members or partners generally.

“Wholly Owned Subsidiary” means a Subsidiary all the Equity Interests of which (other than directors’ qualifying Shares) are owned by the Company or one or more Wholly Owned Subsidiaries of the Company or a combination thereof.

BOOK-ENTRY, DELIVERY AND FORM

The outstanding notes were offered and sold to qualified institutional buyers in reliance on Rule 144A, referred to in this prospectus as “Rule 144A Notes.” The outstanding notes also were offered and sold in offshore transactions in reliance on Regulation S, referred to in this prospectus as “Regulation S Notes.” Except as set forth below, the outstanding notes were, and the exchange notes will be, issued in registered, global form in minimum denominations of $1,000 stated principal amount at maturity and integral multiples of $1,000 in excess of $1,000.

Rule 144A Notes initially were represented by one or more outstanding notes in registered, global form without interest coupons, referred to collectively in this prospectus as the “Rule 144A Global Notes.” Regulation S Notes initially were represented by one or more outstanding notes in registered, global form without interest coupons, referred to collectively in this prospectus as, the “Regulation S Global Notes.” The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons, referred to in this prospectus as the “Global Notes.” The Rule 144A Global Notes and the Regulations S Global Notes were, and the Global Notes will be, deposited upon issuance with the Trustee as custodian for The Depository Trust Company, referred to in this prospectus as “DTC,” in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for outstanding notes in certificated form except in the limited circumstances described below. For more information, see “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of the outstanding notes in certificated form.

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System, referred to in this prospectus as “Euroclear” and Clearstream Banking, S.A., referred to in this prospectus as “Clearstream”), which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the respective systems or their participants directly to discuss these matters. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations, referred to collectively in this prospectus as the “Participants,” and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, referred to collectively in this prospectus as the “Indirect Participants.” Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by holders to the exchange agent with portions of the principal amount at maturity of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Certain investors in the Global Notes that present the outstanding notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After forty days from the closing of the offering of the outstanding notes, such investors may also hold interests in such Global Notes through Participants other than Euroclear and Clearstream. Euroclear and Clearstream hold interests in such Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./ N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose. Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, FTD and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any of our or the Trustee’s agents has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount at maturity of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or us. Neither we nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Crossmarket transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries, however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount at maturity of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to the Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes, the Regulation S Global Notes and the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, referred to in this prospectus as “Certificated Notes,” if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear a restrictive legend, unless that legend is not required by applicable law.

Same Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Holders of the Global Note. We will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. All payments will be made in United States dollars. The notes represented by the Global Notes are expected to be eligible to trade in The Portal

Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds.We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material federal income tax considerations relevant to the exchange of outstanding notes for exchange notes pursuant to the exchange offer, but does not purport to be a complete analysis of all potential tax consequences. This discussion is based upon the I.R.C., Treasury regulations, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time. Any such changes may be applied retroactively in a manner that could adversely affect your notes. We have not and will not seek any rulings from the Internal Revenue Service with respect to the matters discussed below. We cannot assure you that the Internal Revenue Service will not take positions concerning tax consequences of the exchange offer which are different from those discussed below. This discussion does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations. This discussion also does not address the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a straddle, hedge or conversion transaction, persons that have a functional currency other than the U.S. dollar, and investors in pass-through entities.

You should consult your own tax advisor as to the particular tax consequences to you of exchanging outstanding notes for exchange notes pursuant to the exchange offer, including the applicability and effect of any state, local or foreign tax laws.

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange for federal income tax purposes. You will have a tax basis in the exchange notes equal to your tax basis in the outstanding notes exchanged therefor and your holding period for the exchange notes will include your holding period for the outstanding notes exchanged therefor. Accordingly, the exchange should have no material federal income tax consequences to you.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. FTD, Inc. and the guarantors of the notes have agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

FTD, Inc. and the guarantors of the notes will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the Expiration Date, FTD, Inc. and the guarantors of the notes will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. FTD, Inc. and the guarantors of the notes have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Some partners of Latham & Watkins LLP beneficially own investments in affiliates of Leonard Green & Partners, L.P.

EXPERTS

The consolidated financial statements of FTD for the fiscal year ended June 30, 2003, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein. We have included such financial statements herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FTD for the fiscal years ended June 30, 2002 and 2001, included in this prospectus have been audited by KPMG LLP, independent auditors, as stated in their report appearing herein. We have included such financial statements herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

On November 15, 2002, we dismissed KPMG LLP as our independent public accountants. Our audit committee participated in and approved the decision to change independent accountants. The reports of KPMG LLP on the financial statements for the fiscal years ended June 30, 2002 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except the June 30, 2001 audit report was modified to reflect the restatement of the financial statements. In connection with its audits for the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, there have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years. During the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, there have been no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)). We requested that KPMG LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter, dated November 21, 2002, is filed as Exhibit 16.1 to the exchange offer registration statement. We have agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the inclusion of its audit reports on our past financial statements included in this prospectus.

Our audit committee engaged Ernst & Young LLP as its principal independent public accountants as of November 15, 2002. During the fiscal years ended June 30, 2002 and 2001 and through November 15, 2002, we did not consult with Ernst & Young LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND INFORMATION

FTD, Inc. Audited Consolidated Financial Statements

Independent Auditors’ Reports	F-2

Consolidated Balance Sheets as of June 30, 2003 and 2002	F-3

Consolidated Statements of Operations and Comprehensive Income for the years ended June 30, 2003, 2002 and 2001	F-4

Consolidated Statements of Stockholders’ Equity for the years ended June 30, 2003, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the years ended June 30, 2003, 2002 and 2001	F-6

Notes to Consolidated Financial Statements	F-7

Independent Auditors’ Report on Financial Statement Schedule	F-33

Schedule II — Valuation and Qualifying Accounts	F-34

FTD, Inc. Unaudited Interim Consolidated Financial Statements

Unaudited Consolidated Balance Sheets as of December 31, 2003 and June 30, 2003	F-35

Unaudited Consolidated Statements of Operations and Comprehensive Income for the three months ended December 31, 2003 and 2002 and the six months ended December 31, 2003 and 2002	F-36

Unaudited Consolidated Statements of Cash Flows for the six months ended December 31, 2003 and 2002	F-37

Notes to Unaudited Consolidated Financial Statements	F-38

FTD, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements	P-1

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2003	P-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended June 30, 2003	P-3

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended December 31, 2003	P-4

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	P-5

INDEPENDENT AUDITORS’ REPORTS

The Board of Directors and Stockholders

FTD, Inc.:

We have audited the accompanying consolidated balance sheet of FTD, Inc. and subsidiaries at June 30, 2003 and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FTD, Inc. and subsidiaries at June 30, 2003 and the results of their operations and their cash flows for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, effective July 1, 2002, the Company changed its method of accounting for goodwill.

/s/ ERNST & YOUNG LLP

Chicago, Illinois

August 1, 2003

The Board of Directors and Stockholders

FTD, Inc.:

We have audited the accompanying consolidated balance sheet of FTD, Inc. and subsidiaries at June 30, 2002, and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FTD, Inc. and subsidiaries at June 30, 2002, and the results of their operations and their cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Chicago, Illinois

July 29, 2002

FTD, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2003 and 2002

(In thousands, except share amounts)

	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$1,921	$36,410
Restricted cash	—	1,400
Accounts receivable, less allowance for doubtful accounts of $5,284 at June 30, 2003 and $6,093 at June 30, 2002	23,398	26,203
Inventories, net	8,668	9,741
Deferred income taxes	4,740	5,026
Prepaid expenses and other	4,224	4,343

Total current assets	42,951	83,123
Property and equipment:
Land and improvements	1,600	1,600
Building and improvements	8,858	8,968
Mercury consoles	4,233	8,275
Furniture and equipment	19,131	23,675

Total	33,822	42,518
Less accumulated depreciation	20,648	28,058

Property and equipment, net	13,174	14,460
Other assets:
Other noncurrent assets, net	11,986	10,760
Customer lists, less accumulated amortization of $1,023 at June 30, 2003 and $108 at June 30, 2002	3,653	4,047
Trademark, net of accumulated amortization of $2,719 at June 30, 2003 and 2002	12,281	12,281
Goodwill, less accumulated amortization of $17,286	120,326	107,230

Total other assets	148,246	134,318

Total assets	$204,371	$231,901

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$37,729	$41,958
Customer deposits	6,095	8,438
Unearned income	1,664	954
Other accrued liabilities	19,655	12,090

Total current liabilities	65,143	63,440
Long-term debt	6,500	47,000
Post-retirement benefits and accrued pension obligations	4,858	4,880
Deferred income taxes	5,547	2,364
Stockholders’ equity:
Preferred stock: $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock:
Class A, $0.01 par value, 300,000,000 shares authorized; 15,516,800 and 14,629,316 shares issued at June 30, 2003 and 2002, respectively	155	146
Class B convertible, $0.0005 par value, 20,000,000 shares authorized; 2,112,502 and 3,000,000 shares issued at June 30, 2003 and 2002, respectively	1	2
Paid-in capital	148,840	148,708
Accumulated deficit	(7,086)	(16,375)
Accumulated other comprehensive loss	(621)	(849)
Unamortized restricted stock	(250)	(1,639)
Treasury stock at cost, 438,196 and 260,407 shares of Class A, respectively, and 801,250 shares of Class B convertible as of June 30, 2003 and 2002	(18,716)	(15,776)

Total stockholders’ equity	122,323	114,217

Total liabilities and stockholders’ equity	$204,371	$231,901

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended June 30, 2003, 2002 and 2001

(In thousands, except per share amounts)

	2003	2002	2001
Revenues:
Products	$246,609	$202,158	$177,364
Services	116,734	123,108	128,631

Total revenues	363,343	325,266	305,995
Costs of Goods Sold and Services Provided:
Products	184,075	156,872	137,434
Services	19,830	20,456	22,445

Total costs of goods sold and services provided	203,905	177,328	159,879
Gross Profit:
Products	62,534	45,286	39,930
Services	96,904	102,652	106,186

Total gross profit	159,438	147,938	146,116
Operating Expenses:
Advertising and selling	72,027	67,935	67,811
General and administrative	50,612	59,345	53,015

Total operating expenses	122,639	127,280	120,826
Income from operations	36,799	20,658	25,290

Other Income and Expenses:
Interest income	(168)	(1,038)	(1,474)
Interest expense	1,577	3,342	5,195
Other expense, net	10,728	1,096	14,939

Total other income and expenses	12,137	3,400	18,660

Income before income tax and minority interest	24,662	17,258	6,630
Income tax expense	15,373	6,718	3,401
Minority interest	—	2,525	1,908

Net income	$9,289	$8,015	$1,321

Other Comprehensive Loss (Income):
Foreign currency translation adjustments	$261	$(48)	$(29)
Minimum pension liability adjustment, net of income tax benefit of $172, $145 and $252 for the years ended June 30, 2003, 2002 and 2001, respectively	(33)	(237)	(429)

Comprehensive income	$9,517	$7,730	$863

Net Income Per Common Share—basic:	$0.57	$0.55	$0.09

Net Income Per Common Share—diluted:	$0.56	$0.54	$0.09

Weighted Average Common Shares Outstanding:
Basic	16,329	14,530	14,655

Diluted	16,581	14,747	14,903

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ended June 30, 2003, 2002 and 2001

(In thousands)

	Class A common stock		Class B common stock		Paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Unamortized restricted stock	Treasury Stock		Total stockholders’ equity
	Shares	Amount	Shares	Amount					Shares	Amount
Balance at June 30, 2000	12,593	$123	3,000	$2	$81,388	$(25,711)	$(106)	$(5,902)	272	$(1,945)	$47,849
Net income	—	—	—	—	—	1,321	—	—	—	—	1,321
Foreign currency translation adjustment	—	—	—	—	—	—	(29)	—	—	—	(29)
Deferred compensation expense	—	—	—	—	—	—	—	2,023	—	—	2,023
Adjustment made to Class A shares	5	3	—	—	(3)	—	—	—	—	—	—
Tax benefit of restricted stock vesting	—	—	—	—	799	—	—	—	—	—	799
Minimum pension liability adjustment	—	—	—	—	—	—	(429)	—	—	—	(429)
Settlement of lawsuit	—	—	—	—	11,630	—	—	—	750	(12,000)	(370)
Cancellation of restricted stock	—	—	—	—	—	—	—	101	—	—	101
Issuance of stock previously held in treasury	—	—	—	—	42	—	—	—	(13)	33	75
Repurchase of common stock into treasury	—	—	—	—	—	—	—	—	13	(201)	(201)

Balance at June 30, 2001	12,598	126	3,000	2	93,856	(24,390)	(564)	(3,778)	1,022	(14,113)	51,139
Net income	—	—	—	—	—	8,015	—	—	—	—	8,015
Foreign currency translation adjustment	—	—	—	—	—	—	(48)	—	—	—	(48)
Deferred compensation expense	—	—	—	—	—	—	—	2,070	—	—	2,070
Gain on vesting of subsidiary stock	—	—	—	—	(435)	—	—	—	—	—	(435)
Reduction of tax benefit related to restricted stock vesting	—	—	—	—	(290)	—	—	—	—	—	(290)
Minimum pension liability adjustment	—	—	—	—	—	—	(237)	—	—	—	(237)
Issuance of stock related to the 2002 Merger (see Note 2)	2,044	20	—	—	55,336	—	—	—	—	—	55,356
Remeasurement of options and restricted stock at merger date	—	—	—	—	613	—	—	(613)	—	—	—
Forfeiture of restricted stock	(13)	—	—	—	(682)	—	—	682	—	—	—
Repurchase of treasury stock of subsidiary	—	—	—	—	(725)	—	—	—	—	—	(725)
Issuance of stock previously held in treasury	—	—	—	—	1,035	—	—	—	(192)	1,139	2,174
Repurchase of common stock into treasury	—	—	—	—	—	—	—	—	232	(2,802)	(2,802)

Balance at June 30, 2002	14,629	146	3,000	2	148,708	(16,375)	(849)	(1,639)	1,062	(15,776)	114,217
Net income	—	—	—	—	—	9,289	—	—	—	—	9,289
Deferred compensation expense	—	—	—	—	—	—	—	1,572	—	—	1,572
Tax benefits from stock-related compensation	—	—	—	—	282	—	—	—	—	—	282
Foreign currency translation adjustment	—	—	—	—	—	—	261	—	—	—	261
Minimum pension liability adjustment	—	—	—	—	—	—	(33)	—	—	—	(33)
Issuance of stock previously held in treasury	—	—	—	—	(142)	—	—	(183)	(41)	572	247
Repurchase of common stock into treasury	—	—	—	—	—	—	—	—	218	(3,512)	(3,512)
Conversion of Class B common stock to Class A common stock	888	9	(888)	(1)	(8)	—	—	—	—	—	—

Balance at June 30, 2003	15,517	$155	2,112	$1	$148,840	$(7,086)	$(621)	$(250)	1,239	$(18,716)	$122,323

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2003, 2002 and 2001

(In thousands)

	2003	2002	2001
Cash flows from operating activities:
Net income	$9,289	$8,015	$1,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,898	9,421	9,487
Amortization and write off of deferred financing costs and original issue discount	263	881	281
Deferred compensation expense	1,572	2,070	2,064
Non-cash settlement of liabilities	—	(807)	(524)
Impairment loss	—	526	—
Gain on vesting of subsidiary stock issuance	—	(435)	—
Post-retirement settlement gain	—	(1,395)	—
Minority interest in gain of subsidiary	—	2,525	1,908
Provision for doubtful accounts	3,420	4,048	3,134
Deferred income taxes	3,722	6,718	3,401
Increase (decrease) in cash due to changes in operating assets and liabilities, net of acquisitions:
Restricted cash	1,400	—	(1,400)
Accounts receivable	(1,943)	(6,964)	(3,492)
Inventories	720	1,071	1,732
Prepaid expenses and other	544	768	(691)
Other noncurrent assets	106	187	297
Accounts payable	(5,487)	346	(195)
Accrued liabilities, customer deposits, unearned income and other	8,896	(1,191)	(1,306)

Net cash provided by operating activities	30,400	25,784	16,017

Cash flows from investing activities:
Acquisitions	(12,426)	(9,060)	—
Expenditures related to the 2002 Merger	(2,504)	(1,062)	—
Capital expenditures	(4,528)	(4,453)	(3,952)
Decrease (increase) in officer notes receivable	248	1,834	(1,928)

Net cash used in investing activities	(19,210)	(12,741)	(5,880)

Cash flows from financing activities:
Net proceeds from (repayments of) revolving credit facility	(40,500)	22,125	8,875
Repayments of long-term debt	—	(30,000)	(8,750)
Deferred financing costs	(224)	(802)	—
Purchase of interest rate cap	—	(120)	—
Issuance of treasury stock	247	2,174	33
Treasury stock repurchases	(5,463)	(852)	(201)

Net cash used in financing activities	(45,940)	(7,475)	(43)

Effect of foreign exchange rate changes on cash	261	(48)	(29)

Net increase (decrease) in cash and cash equivalents	(34,489)	5,520	10,065
Cash and cash equivalents at beginning of period	36,410	30,890	20,825

Cash and cash equivalents at end of period	$1,921	$36,410	$30,890

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$1,465	$3,050	$4,989

Income taxes	$11,418	$236	$259

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of the Business

FTD, Inc. (the “Registrant” or the “Company”) is a Delaware corporation that commenced operations in 1994. As used in the notes to the Consolidated Financial Statements, the terms the “Registrant” or the “Company” refer to FTD, Inc., including its wholly-owned subsidiary, Florists’ Transworld Delivery, Inc., a Michigan corporation (“FTD” or the “Operating Company”). The operations of FTD, the Company’s principal operating subsidiary, include those of its wholly-owned subsidiaries, FTD.COM, Inc. (“FTD.COM”) and FTD Canada, Inc., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. (“Renaissance”). Substantially all the Company’s operations are conducted through FTD and its subsidiaries.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, including its primary operating subsidiary FTD. The accounts of FTD include its wholly-owned subsidiaries, FTD.COM and FTD Canada, Inc., and its indirect wholly-owned subsidiary, Renaissance. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and short-term investments with original maturities of three months or less from the date of purchase.

Fair Value of Financial Instruments

Financial instruments consist primarily of accounts receivable, accounts payable, customer deposits, unearned income, other accrued liabilities and long-term debt. At June 30, 2003 the fair value of these financial instruments approximates their carrying amount.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consist primarily of amounts due to the Company from normal business activities. In certain circumstances, the Company requires deposits from customers to mitigate potential risk associated with receivables. The Company maintains an allowance for doubtful accounts to reflect management’s best estimate of probable losses inherent in the accounts receivable balance. Management determines the allowance based on known troubled accounts, historical experience and other currently available evidence.

Inventories

Inventories consist of finished goods and is stated at the lower of cost or market value. Cost is determined using the weighted average method.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. The useful lives are five to thirty years for building and improvements, three to five years for Mercury computer equipment and two to ten years for furniture and equipment.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Software to be Sold, Leased, or Marketed

The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. SFAS No. 86 requires that all costs relating to the purchase or internal development and production of a computer software product to be sold, leased or otherwise marketed be expensed in the period incurred unless the requirements for technological feasibility have been established. The Company capitalizes all eligible computer software costs incurred once technological feasibility is established. The Company amortizes these costs using the greater of the straight-line method over a period of three to five years or the revenue method prescribed by SFAS No. 86.

Internal Use Software

The Company has adopted the provisions of AICPA Statement of Position (“SOP”) 98-1, Accounting for the Costs of Software Developed or Obtained for Internal Use and Emerging Issues Task Force (“EITF”) Consensus No. 00-02, Accounting for Web Site Development Costs. Accordingly, certain costs incurred in the planning and development stage of internal-use computer software, including Web site development costs, are expensed as incurred. Costs incurred during the application development stage are capitalized. These costs are amortized using the straight-line method over a period of three to five years.

Goodwill and Other Intangibles

Goodwill associated with purchases prior to June 30, 2001 is stated at cost and was amortized using the straight-line method over thirty years until June 30, 2002 at which time amortization ceased with the adoption of SFAS 142. Goodwill and trademarks acquired in purchase business combinations completed after June 30, 2001, in accordance with SFAS No. 142, are not amortized. Other intangibles consist of acquired trademark and customer lists and are being amortized over five years, using the straight-line method.

Impairment of Long-Lived Assets

Goodwill is assessed for impairment at least annually, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of a reporting unit exceeds its fair value, the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

The Company reviews other long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis.

Income Taxes

Deferred tax assets and liabilities are recognized based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

In accordance with SFAS No. 52, Foreign Currency Translation, balance sheet accounts of the Company’s foreign operations are translated from foreign currency into U.S. dollars at the year-end rate of exchange. Translation gains or losses related to net assets located outside the United States are included in stockholders’ equity. Income and expenses of the Company’s foreign operations are translated at the weighted average rates of exchange for the year. Gains and losses resulting from foreign currency transactions are included in net income (loss).

Earnings per Share

The computation of basic and diluted net income per share for the fiscal years ended June 30, 2003, 2002 and 2001 is as follows:

	Year ended June 30,
	2003	2002	2001
Net income available to common shareholders	$9,289	$8,015	$1,321

Weighted average basic shares of common stock outstanding	16,329	14,530	14,655
Effect of dilutive securities:
Unvested restricted shares of Class A Common Stock	134	154	90
Options to purchase shares of Class A Common Stock outstanding	118	63	158

Weighted average diluted shares of common stock outstanding	16,581	14,747	14,903

Net income per share of Common Stock—basic	$0.57	$0.55	$0.09

Net income per share of Common Stock—diluted	$0.56	$0.54	$0.09

Shares associated with stock options that were not included in the computation of earnings per share because their effect was anti-dilutive consisted of 23,700 shares, 88,400 shares and 47,000 shares at June 30, 2003, 2002 and 2001, respectively.

Revenues

The Company generates its revenue from two business segments, the florist business segment and the consumer business segment.

Florist business. The florist business segment includes revenue associated with the services and products provided to FTD member florists and other retail locations offering floral products, primarily comprised of the services and products as described below.

Clearinghouse services. Clearinghouse services primarily consist of billing and collection services provided to both the sending and receiving florists in flowers-by-wire transactions. Revenues from the clearinghouse are generated by retaining a percentage of the sales price of orders sent through the clearinghouse and are recorded in the month the orders are filled. Revenue is also generated from the monthly membership fee charged to member florists and credit card processing services provided to member florists. Cash rebates, which are earned by florists under a customer incentive program in conjunction with the credit card processing service offered by the Company, are classified as contra-revenue, in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (“EITF Issue No. 01-9”).

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Publications products and other member services. Publications products and other member services primarily consist of a telephone directory of FTD member florists that is published on a quarterly basis in both CD-ROM and paper book form. Revenues relating to publications are recognized ratably over the period in which the publications are issued. The Company also provides services related to the set up and maintenance of FTD Florists’ Online Web sites accessible through FTD.COM’s www.ftd.com Web site. In addition, the Company provides a 24 hour telephone answering and floral order-taking service (“Flowers All Hours”). Revenues associated with FTD Florists’ Online Web sites and Flowers All Hours are recorded in the period the service is provided.

Mercury Network services. The Company’s Mercury Network is a proprietary telecommunications network linking the Company and approximately 72% of the Company’s member florists. Florists who are linked by the Mercury Network are able to transmit orders and send each other messages for a per order or per message fee. Revenues related to transmitting orders and messages are recorded in the period the transmission occurs.

Mercury computer equipment products and services. Mercury computer equipment and software sales include both the sales and leasing of hardware and software designed for the floral industry. The software provides access to the Company’s Mercury Network to allow for sending and receiving orders, billing capabilities, order-entry capabilities, an interface to various accounting software packages and a comprehensive range of payroll and accounting functions. The Company follows the provisions of Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Software Revenue Recognition with Respect to Certain Arrangements, requiring revenue earned on software arrangements involving multiple elements (i.e., software products, upgrades/enhancements, post-contract customer support, installation and training) to be allocated to each element based on the relative fair values of the elements. The Company recognizes revenue related to hardware products which are sold, including specified upgrades/enhancements, at the time of shipment. The Company recognizes revenue related to software products which are sold ratably over the estimated useful life of the software. For systems that are being leased, the Company recognizes hardware and software revenue ratably over the period of the lease agreement. Support revenue is recognized over the period of the support agreement. Installation and training revenues are recognized at the time the service is provided.

Specialty wholesaling products. The Company sells both FTD-branded and non-branded holiday and everyday floral arrangement containers and products. The Company also sells packaging, promotional products and a wide variety of other floral-related supplies, including greeting cards and the Floral Selections Guide, a counter display catalog published by FTD featuring FTD products for all occasions. Sales of specialty wholesaling products are recorded when the products are shipped.

Consumer business. The consumer business is comprised of FTD.COM, an Internet and telephone marketer of flowers and specialty gifts, which sells products directly to consumers through the 1-800-SEND-FTD toll-free telephone number and electronically to consumers through the www.ftd.com Web site. FTD.COM offers same-day delivery of floral orders to nearly 100% of the U.S. population. The majority of orders are fulfilled by a group of independent FTD florists who adhere to FTD.COM’s quality and service standards. FTD.COM offers over 400 floral arrangements and over 800 specialty gift items, including gourmet gifts, holiday gifts, bath and beauty products, dried flowers, gifts for the home and stuffed animals.

Orders placed through FTD.COM’s Web site or 1-800-SEND-FTD typically are paid for using a credit card. When a customer makes a purchase that will be fulfilled by an FTD florist, FTD.COM processes the order, charges the customer’s credit card and transmits the order to the Mercury Network. The Mercury Network then transmits the order to the fulfilling florist. FTD.COM charges the customer a service fee of $9.99 for floral orders and certain specialty gift items placed through its Web site or through 1-800-SEND-FTD, prior to any promotional discounts.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Orders from FTD.COM’s specialty gift selection are fulfilled by a manufacturer or a third party distributor based on a pre-negotiated price. FTD.COM generally charges the customer shipping and handling fees for these specialty gift product orders. Amounts charged to the customer for the product and shipping and handling are recorded as revenue and the pre-negotiated price of the product and the costs incurred for shipping and handling are recorded as costs of goods sold and services provided.

Order revenue and service fees are reported net of discounts. FTD.COM recognizes 100% of the order value as revenue and the associated costs of goods sold and services provided when the order is fulfilled.

Revenues from the Sale of the Floral Selections Guide

As a condition of FTD affiliation, all FTD florists must purchase a Floral Selections Guide and related workbook every two years or upon initial membership. The Company recognized revenue related to the Floral Selections Guide in the month that it was shipped to the florist. The purchase of the Floral Selections Guide entitles the FTD florist to a non-exclusive, non-transferable right for on-premise use of the Floral Selections Guide for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of the Floral Selections Guide. Historically, the Company has provided de minimis refunds in isolated cases. Revenue from sales of the Floral Selections Guide during fiscal years 2003, 2002 and 2001, was $5.1 million, $0.3 million and $3.9 million, respectively.

Consideration Given to Customers

During the third quarter of fiscal year 2002, the Company adopted the requirements of EITF Issue No. 01-9. In accordance with the requirements of EITF Issue No. 01-9, the Company has reclassified certain advertising and selling expenses to contra-revenue that relate to cash rebates which are earned by florists under a customer incentive program in conjunction with the credit card clearing services offered by the Company. The financial data for all periods presented has been reclassified to conform with EITF Issue No. 01-9. The amounts related to the cash rebates for fiscal years 2003, 2002 and 2001 were $2.2 million, $2.3 million and $2.3 million, respectively.

Also, in accordance with the requirements of EITF Issue No. 01-9, the Company has reclassified advertising and selling expenses related to its consumer business segment to costs of goods sold and services provided that relate to the granting of mileage and reward points to customers in connection with an order. The amounts related to the granting of mileage and reward points for fiscal years 2003, 2002 and 2001 were $4.4 million, $3.3 million and $1.7 million, respectively.

Advertising and Sales Promotion Costs

The Company expenses production, advertising time and space costs and related residual rights and contracts at the time the advertising is first broadcast or displayed. Promotion costs, including costs associated with affinity programs in the consumer business segment, are charged to expense when incurred.

In the years ended June 30, 2003, 2002 and 2001, advertising and sales promotion expense was $53.3 million, $52.8 million, and $51.6 million, respectively.

Stock-Based Compensation

The Company follows the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma net income and pro forma earnings per

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

share disclosures for employee stock option grants as if the fair value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the intrinsic value method prescribed by APB Opinion No. 25.

The Company’s pro forma information is as follows (in thousands, except per share amounts):

	For the year ended June 30,
	2003	2002	2001
Net income, as reported	$9,289	$8,015	$1,321
Less: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	478	187	303

Pro forma net income	$8,811	$7,828	$1,018

Net income per share of Common Stock:
Basic—as reported	$0.57	$0.55	$0.09

Basic—pro forma	$0.54	$0.54	$0.07

Diluted—as reported	$0.56	$0.54	$0.09

Diluted—pro forma	$0.53	$0.53	$0.07

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Reclassifications

Certain amounts in the Company’s fiscal year 2002 and 2001 financial statements have been reclassified to conform to the current year presentation. Composition of the Company’s reportable segments for fiscal year 2001 have been reclassified to conform to the current year presentation.

(2) 2002 Merger Agreement

Effective June 28, 2002, the Company, FTD and FTD.COM completed a merger transaction (the “2002 Merger”) pursuant to which FTD.COM became an indirect wholly-owned subsidiary of the Company and the former public stockholders of FTD.COM became stockholders of the Company. Prior to the 2002 Merger, the financial statements of FTD.COM were included in the Company’s consolidated financial statements with appropriate accounting for minority interest. The purpose and reasons for the 2002 Merger include, along with other factors, the following:

•	the ability of the Company to more easily access the public markets to raise additional debt or equity,

•	the ability of the Company to attract a larger investor base due to the Company’s anticipated greater market float after the 2002 Merger as compared to FTD.COM,

•	the ability of the Company and FTD.COM to more effectively pursue future acquisitions,

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	the ability of the Company and FTD.COM to more efficiently allocate resources within the organization, and

•	the ability of FTD.COM stockholders to diversify their investment in FTD.COM and participate in the future growth and earnings, if any, of all of the FTD businesses owned by the Company.

The Company accounted for the 2002 Merger using the purchase method of accounting. The allocation of the purchase price was finalized in 2003 and was allocated to the assets acquired and liabilities assumed as follows (in thousands):

Goodwill	$51,330
Other intangible assets (amortized over 5 years)	3,293
Other assets (amortized over 3 years)	491
Carrying value of minority interest purchased	5,285
Deferred income taxes	(1,476)

Total purchase price	$58,923

The goodwill recorded as part of the 2002 Merger is attributable to the consumer business segment and is not deductible for tax purposes. The unaudited consolidated condensed pro forma results of operations data for the years ended June 30, 2002 and 2001 as if the 2002 Merger had occurred on July 1, 2000 are as follows (in thousands, except per share information):

	June 30, 2002	June 30, 2001
Total revenues	$325,266	$305,995

Income from operations	$17,433	$22,065

Net income	$8,573	$1,262

Net income per share of Common Stock—basic	$0.59	$0.08

Net income per share of Common Stock—diluted	$0.58	$0.07

Pursuant to the 2002 Merger, each stockholder of FTD.COM, other than the Company or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”), for each share of FTD.COM common stock owned at the time of the 2002 Merger. As such, 7,863,161 shares of FTD.COM common stock, including outstanding restricted shares, were converted to 2,044,421 shares of Class A Common Stock. Additionally, 220,000 options to purchase shares of FTD.COM common stock, which were originally granted under the FTD.COM, Inc. 1999 Equity Incentive Plan, were converted into 57,200 options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock were converted into restricted shares of Class A Common Stock in accordance with the same exchange ratio and continue to be subject to the same restrictions and vesting schedule as existed prior to the 2002 Merger.

In connection with the 2002 Merger, the controlling stockholders of the Company entered into a governance agreement with the Company that requires the Company to nominate designated representatives of the controlling stockholders to the Company’s Board of Directors (the “Board”) for so long as the controlling stockholders continue to own certain specified percentages of Common Stock. The controlling stockholders also entered into a registration rights agreement with the Company at the time of the 2002 Merger that may require the Company to register their shares of Common Stock.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, in connection with the 2002 Merger, the Company awarded one-time bonuses of $5,321,174 and $3,237,467 to the chief executive officers of the Company and FTD.COM, respectively, and recorded the bonuses as general and administrative expenses.

Based on the consensus views reached in EITF No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25 and FASB Interpretation No. 44, and the Financial Accounting Standards Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25), issued in March 2000, the exchange of FTD.COM awards for awards of the Company as described in the preceding paragraph is considered a modification of a stock-based compensation arrangement. Accordingly, a new measurement of compensation cost was required at the date of the exchange. For unvested restricted stock and option awards, the difference between the original intrinsic value of the awards and the value of the awards at the new measurement date is recognized as compensation expense over the remaining life of the awards. The vested portion of restricted stock awards was considered part of the purchase price of the acquisition of the minority interest, except for shares that had not been unrestricted for more than six months (“immature” shares). Immature shares are shares outstanding related to restricted stock for which the restrictions have lapsed within six months prior to the exchange date. To the extent the exchanged options are fully vested or exchanged shares are immature, any additional compensation expense resulting from the new measurement date was recognized immediately. As such, at the time of the 2002 Merger, the Company increased deferred compensation by $152,000 related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date and recorded compensation expense of $58,000 for fully vested stock options that were outstanding at June 28, 2002. Additionally, the Company increased deferred compensation by $201,000 related to the difference between the original intrinsic value of the unvested restricted stock awards and the value of the unvested restricted stock awards at the new measurement date and recorded compensation expense of $202,000 related to the immature restricted shares outstanding at June 28, 2002.

(3) Acquisitions

On October 2, 2002, FTD.COM completed the acquisition of the outstanding stock of A.F.E. Inc. (doing business as Flowers USA) (“Flowers USA”), now known as Flowers USA, Inc. pursuant to an agreement and plan of merger by and among FTD.COM, A.F.E. Acquisition Corp., A.F.E. Inc. and David M. Adams, as sole shareholder of A.F.E. Inc. (the “Flowers USA Agreement”). Flowers USA was a direct marketer of flowers and specialty gifts.

Pursuant to the terms of the Flowers USA Agreement, the purchase price of the acquisition was $7.7 million. Initially, $8.0 million was funded from the Company’s existing cash balances, of which $0.3 million was later paid to the Company by the seller in connection with working capital adjustments under the Flowers USA Agreement. In addition, the Company incurred acquisition costs of $0.1 million. The assets acquired primarily consisted of Flowers USA’s customer list, valued at $0.4 million, and goodwill of $7.7 million, in addition to net liabilities assumed of $0.3 million.

On July 18, 2002, FTD.COM completed the acquisition of substantially all of the operating assets of Flowers Direct, L.L.P. (“Flowers Direct”) pursuant to an asset purchase agreement by and among Flowers Direct, E-Service Holdings, LLC, Express Worldwide Florist, Inc. and FTD.COM (the “Flowers Direct Agreement”). Flowers Direct was a direct marketer of flowers and specialty gifts.

Pursuant to the terms of the Flowers Direct Agreement, the purchase price for the assets acquired was $4.7 million, which was funded from the Company’s existing cash balances. Additionally, the Company incurred acquisition costs of $0.2 million. The assets acquired primarily consisted of Flowers Direct’s customer list, valued at $0.2 million, and goodwill of $4.7 million.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 9, 2001, FTD.COM completed the acquisition of certain assets of National Flora, Inc. (“National Flora”) pursuant to an asset purchase agreement dated as of November 7, 2001, by and among Gerald Stevens, Inc., National Flora and FTD.COM (the “Asset Purchase Agreement”). National Flora was a direct marketer of flowers and specialty gifts.

Pursuant to the terms of the Asset Purchase Agreement, the purchase price of the acquisition was approximately $9.0 million, which was funded from FTD.COM’s existing cash balances. Additionally, FTD.COM incurred $0.1 million of other acquisition costs. The assets acquired primarily consisted of $1.7 million in prepaid advertising expenses, National Flora’s rights under or in respect of certain contracts and agreements, National Flora’s customer list, valued at $0.9 million, and goodwill of $6.5 million.

The results of operations of Flowers USA, Flowers Direct and National Flora since the respective transaction closing dates are included in the Company’s consolidated financial statements. The Company accounted for these acquisitions using the purchase method of accounting; accordingly, the Company’s financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values.

In accordance with the provisions of SFAS No. 142, the $7.7 million, $4.7 million and the $6.5 million in goodwill acquired in the Flowers USA, Flowers Direct and National Flora acquisitions, respectively, will not be amortized but will be tested for impairment at least annually. Additionally, the customer lists will be amortized over five years. For tax purposes, the goodwill related to the Flowers Direct and National Flora asset acquisitions is expected to be deductible. The pro forma impact of these acquisitions is not material to the Company’s consolidated financial statements included in this report.

(4) Goodwill and Other Intangibles

As of June 30, 2003, 2002 and 2001, the Company had recorded accumulated goodwill amortization of $17.3 million, $17.3 million and $15.0 million, respectively, accumulated trademark amortization of $2.7 million, $2.7 million and $2.3 million, respectively and accumulated software amortization of $2.0 million.

The Company completed its transitional impairment test of goodwill and trademark assets as of July 1, 2002 and its annual impairment test as of May 1, 2003 and it was determined that no impairment existed as a result of these analyses. The Company will continue to evaluate goodwill and trademark assets for impairment at least annually.

In fiscal year 2002, the Company reduced a deferred tax valuation allowance of $1.0 million which was originally established as part of purchase accounting in 1994, thus reducing goodwill by $1.0 million.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of net income and earnings per share for the year ended June 30, 2002 and 2001, as adjusted to eliminate amortization of goodwill and trademark assets from the prior fiscal years, as these assets are no longer required to be amortized in fiscal 2003.

	2002	2001
	(in thousands, except per share data)
Net income—as reported	$8,015	$1,321
Add back: goodwill and trademark amortization	2,654	2,690

Net income—adjusted	$10,669	$4,011

Basic net income per share of Common Stock—as reported	$0.55	$0.09
Goodwill and trademark amortization	0.18	0.18

Basic net income per share of Common Stock—adjusted	$0.73	$0.27

Diluted net income per share of Common Stock—as reported	$0.54	$0.09
Goodwill and trademark amortization	0.18	0.18

Diluted net income per share of Common Stock—adjusted	$0.72	$0.27

The following tables provide the carrying amount of amortizable intangible assets and the related accumulated amortization at June 30, 2003 and the estimated amortization expense for each of the next five fiscal years (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Total amortizable intangible assets:
Customer lists	$4,676	$1,023	$3,653
Estimated amortization expense:
For the year ending June 30, 2004			$935
For the year ending June 30, 2005			935
For the year ending June 30, 2006			935
For the year ending June 30, 2007			828
For the year ending June 30, 2008			20

Amortization expense for the years ended June 30, 2003, 2002 and 2001 was as follows:

	2003	2002	2001
	(in thousands)
Goodwill and trademark amortization	$—	$2,654	$2,690
Amortization of other intangibles	915	108	—

Total amortization expense	$915	$2,762	$2,690

During the year ended June 30, 2003, the indefinite lived trademark did not have a change in the carrying amount of $12.3 million.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill, by segment, for the year ended June 30, 2003 were as follows:

	Florist Business	Consumer Business	Total
	(in thousands)
Balance as of June 30, 2002	$47,680	$59,550	$107,230
Adjustment related to the 2002 Merger	—	680	680
Addition related to the acquisition of the Flowers Direct business	—	4,738	4,738
Addition related to the acquisition of the Flowers USA business	—	7,678	7,678

Balance as of June 30, 2003	$47,680	$72,646	$120,326

(5) Long-Term Debt

At June 30, 2003 and 2002 long-term debt consisted of a revolving credit facility pursuant to an Amended and Restated Credit Agreement with Harris Trust and Savings Bank, as Administrative Agent (the “2002 Credit Agreement”), which amended and restated the credit agreement dated as of September 27, 2001 by and among the Company, FTD and Harris Trust and Savings Bank, as Administrative Agent (the “2001 Credit Agreement”). The 2002 Credit Agreement includes a revolving credit commitment of $75.0 million, of which $6.5 million was outstanding under the revolving credit facility, $3.1 million was outstanding under various letters of credit and $65.4 million was unused at June 30, 2003. The outstanding debt balance is classified as long-term debt as no repayments of the debt outstanding are required prior to December 31, 2005, at which time the outstanding balance is due in full.

Under the terms of the 2002 Credit Agreement, borrowings are subject to a variable interest rate based on the prime commercial rate or the London Interbank Offered Rate (“LIBOR”). At June 30, 2003, the weighted average interest rate was 4.00%, compared to 4.07% at June 30, 2002. During fiscal years 2003, 2002 and 2001, the Company recorded commitment fees of $145,000, $53,000 and $65,000, respectively, as interest expense related to the unused portion of the revolving credit facilities.

The 2002 Credit Agreement includes covenants, which, among other things, require that the Company maintain a total funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio at the end of any fiscal quarter of no greater than 2.5 to 1.0, and a fixed charge coverage ratio of not less than 2.0 to 1.0. In addition, the Company is required to maintain a minimum level of consolidated net worth of $90.0 million plus 50% of net income for each fiscal quarter of the Company beginning in the quarter ended September 30, 2002, for which net income is a positive amount, plus 100% of the net cash proceeds received from the Company’s and any of its subsidiaries’ issuances of equity securities. The Company was in compliance with all debt covenants as of June 30, 2003 except the fixed charge coverage ratio, for which the Company received a waiver from the participating banks.

The 2002 Credit Agreement imposes various restrictions on the Company, including restrictions that limit the Company’s and its subsidiaries’ ability to incur additional debt, make certain payments or investments, consummate asset sales, incur liens, merge, consolidate or dispose of substantial assets, among other restrictions. The 2002 Credit Agreement also includes restrictions that limit the ability of the Company’s subsidiaries to pay dividends. In addition, substantially all of the assets of the Company are pledged as security under the 2002 Credit Agreement.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of entering into the 2002 and the 2001 Credit Agreements, the Company recorded $1.1 million of deferred financing costs, which are being amortized straight-line over the term of the 2002 Credit Facility. Additionally, $0.6 million of unamortized deferred financing costs associated with the previous credit agreement were expensed in the year ended June 30, 2002. This expense is reflected in other expense in the accompanying Consolidated Statements of Operations and Comprehensive Income for the year ended June 30, 2002, in accordance with SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which the Company elected to early adopt during fiscal year 2002.

The Company is exposed to various market risks, which primarily consist of interest rate risk. The Company’s policy is to utilize derivative instruments in an effort to hedge its underlying economic exposure and to manage these instruments with the objective to reduce its exposure to changes in interest rates to the extent deemed appropriate by management. The Company does not use derivative instruments for trading purposes.

The Company entered into interest rate cap agreements on December 5, 2001 to reduce the impact of potential increases on floating rate debt. The interest rate caps provide the Company with a cap rate of 5.0% on a maximum of $20.0 million as of June 30, 2003, and are effective through December 31, 2003. Due to decreases in interest rates, the carrying value at June 30, 2003 was zero, which approximates fair value.

(6) Leases

As Lessor

The Company leases Mercury computer equipment and software to customers through leases classified as operating leases. As of June 30, 2003 and 2002, net capitalized equipment leased to customers under operating leases, including equipment used for maintenance purposes, was $0.6 million and $0.9 million, respectively.

The total minimum future rentals on non-cancelable leases of Mercury computer equipment and software are as follows (in thousands):

Year	Amount
2004	$650
2005	569
2006	475

Total	$1,694

As Lessee

The Company has entered into operating leases for certain hardware components of the Mercury computer equipment, facilities, a distribution center and other equipment. Rental expense relating to these leases totaled $1.5 million, $1.9 million and $1.7 million for fiscal years 2003, 2002 and 2001, respectively. The minimum aggregate annual operating lease obligations are as follows (in thousands):

Year	Amount
2004	$1,531
2005	860
2006	424
2007	282
2008	111

Total	$3,208

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total minimum lease payments have not been reduced by minimum sublease rentals of $1.7 million due in the future under non-cancelable subleases of Mercury computer equipment.

(7) Income Taxes

The Company’s net operating loss carryforward at June 30, 2002 was $9.4 million, which is anticipated to be fully utilized upon filing the tax return related to the current fiscal year.

The provision for income taxes consists of the following components (in thousands):

	2003	2002	2001
Current:
Federal	$8,505	$—	$—
State	3,330	240	—

Total current	11,835	240	—

Deferred:
Federal	3,095	4,979	2,968
State	443	1,499	433

Total deferred	3,538	6,478	3,401

Income tax expense	$15,373	$6,718	$3,401

The provision for income taxes for the years ended June 30, 2003, 2002 and 2001, differs from the amount computed by applying the U.S. federal income tax rate of 35%, 35% and 34% for fiscal years 2003, 2002 and 2001, respectively, to pretax income because of the effect of the following items (in thousands):

	2003	2002	2001
Tax expense at U.S. federal income tax rate	$8,631	$6,040	$2,254
State income taxes, net of federal income tax effect	2,426	1,214	276
Litigation settlement, non-deductible	3,850	—	—
Change in valuation allowance	—	(1,500)	—
Amortization of non-deductible goodwill	—	798	775
Other permanent items, net	466	166	96

Income tax expense	$15,373	$6,718	$3,401

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At June 30, 2003 and 2002, the Company’s deferred tax assets and liabilities consisted of the following (in thousands):

	2003	2002
Current deferred tax assets:
Allowance for doubtful accounts	$2,114	$2,437
Inventory	1,036	298
Unearned income	666	382
Accrued vacation	453	347
Restricted stock vesting	294	754
Severance costs	67	698
Other	110	110

Total current deferred tax assets	4,740	5,026

Noncurrent deferred tax assets:
Net operating loss carryforwards	—	3,763
Postretirement benefit obligations	1,357	1,415
Accrued pension	586	537
Other	—	171

Total noncurrent deferred tax assets	1,943	5,886

Noncurrent deferred tax liabilities—tax over book depreciation and amortization and difference in basis	(7,490)	(8,250)

Net noncurrent deferred tax liabilities	(5,547)	(2,364)

Net deferred tax assets (liabilities)	$(807)	$2,662

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences are deductible. This assessment is performed considering expected taxable income in future years and tax planning strategies available to the Company. In fiscal year 2002, the Company determined that it is more likely than not that its deferred tax assets will be realized. As such, the then existing valuation allowance of $2.5 million was reversed. The recognition of $1.0 million of the related tax benefit was applied to goodwill, as it was generated from the 1994 Acquisition. The remaining $1.5 million was recorded as a benefit in the provision for income taxes in fiscal year 2002.

(8) Software to be Sold, Leased, or Marketed

The costs associated with the development of the Mercury computer software are capitalized in accordance with SFAS No. 86 and are recorded in other noncurrent assets on the Consolidated Balance Sheets at June 30, 2003 and 2002. At June 30, 2003 and 2002, the net book value of capitalized computer software costs was $1.7 million and $2.5 million, respectively. During the years ended June 30, 2003, 2002 and 2001, $1.0 million, $1.3 million and $0.9 million, respectively, was charged to expense related to the amortization of these capitalized computer software costs. In accordance with SFAS No. 86, at June 30, 2003, the unamortized capitalized cost of the computer software was compared to the net realizable value of the product to determine whether any necessary write-downs should be made. The net realizable value is the estimated future gross revenues reduced by the estimated future cost of completing and disposing of the product. At June 30, 2003, no write-down was necessary.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9) Internal Use Software

Certain costs incurred in the planning and development stage of internal-use computer software, including Web site development costs, are expensed as incurred. Costs incurred during the development stage are capitalized. During fiscal year 2002, the Company recorded an impairment loss for internal use software, in the amount of $0.4 million, that had been used to process clearinghouse and related transactions for member services, in addition to $0.1 million related to other software.

Capitalized internal use software costs are amortized over the expected economic life of three to five years using the straight-line method. At June 30, 2003 and 2002, the net book value of capitalized internal use software costs of $4.0 million and $5.7 million, respectively, were included in other noncurrent assets on the Company’s Consolidated Balance Sheets. During the years ended June 30, 2003, 2002 and 2001, amortization expense related to internal use software was $2.8 million, $2.5 million and $3.1 million, respectively.

(10) Post-retirement Benefits Other Than Pensions

The Company previously provided post-retirement health care benefits to qualifying retirees under the terms of the Company’s qualified retirement plan. Under the terms of the plan, retirees are required to share in the cost of these benefits. During fiscal year 1997, the Company terminated such benefits to employees. As a result of eliminating active employees from the plan, the Company created an unrecognized net gain that is being amortized over the average retiree life expectancy of 15.6 years.

During the year ended June 30, 2002, the Company terminated certain future post-retirement health care benefits. This termination in benefits caused a decrease in the Company’s post-retirement health care obligation attributed to prior services rendered and generated a pretax settlement gain of $1.4 million, which was recorded as a reduction of general and administrative expenses in the year ended June 30, 2002.

In accordance with the disclosure requirements of SFAS No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, the following tables provide a reconciliation of the benefit obligation and funded status at June 30, 2003 and 2002, as well as the components of net periodic post-retirement benefit costs for the years ended June 30, 2003, 2002 and 2001 (in thousands):

	2003	2002
Benefit obligation at beginning of year	$1,505	$2,069
Interest cost	99	128
Benefits paid	(96)	(145)
Actuarial (gain) loss	61	(547)

Benefit obligation at end of year	$1,569	$1,505

Funded status	$(1,569)	$(1,505)
Unrecognized net gain	(1,823)	(2,033)

Accrued benefit cost	$(3,392)	$(3,538)

	2003	2002	2001
Service cost	$—	$—	$—
Interest cost	99	128	154
Recognized net actuarial gain	(148)	(172)	(201)

Total net periodic postretirement benefit income	$(49)	$(44)	$(47)

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The discount rates used in determining the accumulated post-retirement benefit obligation (the “APBO”) were 6.0%, 7.25% and 7.5% for the years ended June 30, 2003, 2002 and 2001, respectively. For measurement purposes a 7.81% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003. The rate is assumed to decrease to 5.75% in 2008 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. If the current health care cost trend rate assumption was increased by one percent, the APBO at June 30, 2003 would have increased approximately $142,000 or 9.0%, while the net periodic cost for the fiscal year ended June 30, 2003 would have increased approximately $9,000, or 9.4%. If the current health care cost trend rate assumptions were decreased by one percent, the APBO at June 30, 2003 would have decreased approximately $124,000, or 7.9%, while the periodic cost for the fiscal year ended June 30, 2003, would have decreased $8,000, or 8.3%.

(11) Employee Benefit Plans

Approximately 150 employees and former employees participate under the Company’s defined benefit plan. Benefits under the Company’s pension plan, which has been frozen since January 1, 1997, were based on the employee’s age, years of service and the highest consecutive five-year average compensation.

In accordance with the disclosure requirements of SFAS No. 132, the following tables provide a reconciliation of the benefit obligation and plan assets, as well as the funded status of the pension plan at June 30, 2003 and 2002:

	2003	2002
Projected benefit obligation at beginning of year	$1,886	$1,963
Interest cost	141	147
Benefits paid	(195)	(318)
Actuarial loss	455	94

Projected benefit obligation at end of year	$2,287	$1,886

Fair value of plan assets at beginning of year	$544	$831
Actual return on plan assets	(53)	(139)
Employer contributions	525	170
Benefits paid	(195)	(318)

Fair value of plan assets at end of year	$821	$544

Accrued funded status	$(1,466)	$(1,342)
Unrecognized net loss	1,165	734

Accrued pension cost	$(301)	$(608)

The following table presents amounts recognized on the Consolidated Balance Sheets (in thousands):

	2003	2002
Long term accrued benefit cost	$(1,466)	$(1,342)
Accumulated other comprehensive loss	1,165	734

Net amount recognized on the Consolidated Balance Sheet	$(301)	$(608)

Plan assets for the defined benefit plan consist of investments in common stock, real estate properties, fixed income securities and short-term investments.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal years ended June 30, 2003, 2002 and 2001, pension expense of $149,000, $216,000 and $85,000, respectively, was recognized in relation to the pension plan. During the fiscal years ended June 30, 2003 and 2002, the Company recorded $33,000 and $237,000, respectively, within other comprehensive income related to a change in the minimum pension liability. The table below provides the necessary disclosures in accordance with SFAS No. 132 of the components of pension expense for the defined benefit plan for the years ended June 30, 2003, 2002 and 2001:

	2003	2002	2001
Interest cost	$141	$147	$147
Expected return on assets	(67)	(75)	(107)
Recognized net actuarial loss	75	51	—

Net periodic pension cost	149	123	40
Settlement loss	—	93	45

Total pension cost	$149	$216	$85

The discount rate used to calculate the projected benefit obligation was 6.0%, 7.25%, and 7.5% at June 30, 2003, 2002, and 2001 respectively. For fiscal years 2003, 2002 and 2001 the expected long-term rate of return on assets was 9.0%.

The Company sponsors a 401(k) savings plan for all of its eligible employees. All eligible employees may contribute between 1% and 75% of their gross annual salary up to $12,000 annually for calendar year 2003, on a pre-tax basis. The Company matches an amount equal to 50% of each participant’s pre-tax contribution up to 6% of the participant’s compensation. Company contributions to the 401(k) plan for fiscal years 2003, 2002 and 2001 were $407,000, $436,000 and $444,000, respectively.

(12) Related Party Transactions

The Company incurred expenses of $2.0 million, $2.0 million and $2.1 million for the years ended June 30, 2003, 2002 and 2001, respectively, related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of Perry Acquisition Partners, L.P., Bain Capital Investors LLC and Fleet Growth Resources III, Inc., which are stockholders or affiliates of the Company. The Company’s management consulting services agreement that it entered into with these parties requires payments of $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses continuing through June 30, 2005.

At June 30, 2003, the Company had no loans receivable from current or former officers of the Company. At June 30, 2002, the Company had loans receivable from various current and former officers of the Company of $0.2 million with terms of four years, principal due at maturity in 2005, and interest rates ranging from 6.5% to 8.5% per annum.

(13) Stock Awards and Incentive Plans

The Company’s 2002 Long-Term Equity Incentive Plan (the “2002 Equity Incentive Plan”) was adopted by the Board and approved by the Company’s stockholders on June 27, 2002. The 2002 Equity Incentive Plan provides for the issuance of up to 1,250,000 shares of Class A Common Stock in connection with the granting of incentive or non-qualified stock options, stock appreciation rights (“SARs”), either alone or in tandem with

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options, restricted stock, performance awards, or any combination of the foregoing. In addition, the 2002 Equity Incentive Plan provides that:

•	The aggregate fair market value (determined as of the grant date) of shares for which an incentive stock option is exercisable for the first time during any calendar year under all equity incentive plans of the Company and its subsidiaries may not exceed $100,000; and

•	No 2002 Equity Incentive Plan participant shall be granted options or SARs to purchase a number of shares of Class A Common Stock in excess of 50% of the total number of shares authorized under the 2002 Equity Incentive Plan during any period of one year.

The Company’s 1994 Stock Award and Incentive Plan, as amended (the “1994 Plan”), was adopted by the Board and approved by the Company’s stockholders in 1994. The maximum number of shares of Common Stock authorized for issuance under the 1994 Plan is equal to 15% of the initial equity capital of the Company upon the consummation of the 1994 Acquisition.

The 1994 Plan provides for the granting of incentive stock options (“ISOs”); options which do not qualify as ISO’s, nonqualified stock options (“NSOs”); or a combination of both ISOs and NSOs (“Options”); provided, however, that ISOs may only be granted to employees of the Company and its subsidiaries. Options granted under the 1994 Plan may be accompanied by SARs or limited SARs or both. The 1994 Plan also provides for the granting of restricted stock, deferred stock and performance shares (together, “Restricted Awards”).

To date, the Company has not granted any SARs, limited stock appreciation rights, deferred shares, or performance awards under either the 1994 Plan or the 2002 Equity Incentive Plan.

Outstanding nonqualified stock options are exercisable during a ten-year period beginning one to five years after the date of grant. All currently outstanding options were granted with an exercise price equal to either the fair market value on the date of grant or the optionee’s first date of employment with the Company. Changes in the options outstanding are summarized as follows:

	Summary of Stock Option Activity
	Class A Common Stock Options	Range of Exercise Prices	Weighted Average Exercise Price
Balance, June 30, 2000	613,300	$3.75-$25.00	$11.28
Granted	102,300	$16.00	$16.00
Exercised	(12,550)	$3.75-$10.50	$6.03
Recaptured or terminated	(61,950)	$7.75-$25.00	$19.08
Balance, June 30, 2001	641,100	$3.75-$25.00	$11.38
Granted	—	—	—
Exercised	(192,000)	$7.75-$15.00	$11.32
Recaptured or terminated	(68,500)	$10.50-$25.00	$17.47
FTD.COM options converted (see Note 2)	57,200	$7.45-$30.77	$12.79
Balance, June 30, 2002	437,800	$3.75-$30.77	$10.64
Granted	620,200	$15.24-$16.21	$16.16
Exercised	(29,150)	$3.75-$16.00	$8.46
Recaptured or terminated	(42,800)	$7.75-$30.77	$19.40
Balance, June 30, 2003	986,050	$3.75-$30.77	$13.79

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of June 30, 2003, 2002 and 2001, options covering 986,050, 437,800 and 641,100 shares, respectively, of Class A Common Stock were outstanding, of which 314,670, 322,540 and 413,070 shares were exercisable, respectively. The following table summarizes the information regarding the stock options outstanding and exercisable at June 30, 2003.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 3.75	125,000	3.93	$3.75	125,000	$3.75
$ 7.45 -$ 7.75	28,850	6.42	$7.56	11,300	$7.72
$10.50 - $12.50	163,500	4.51	$11.74	150,605	$11.84
$15.24 - $16.21	645,000	9.33	$16.15	14,000	$16.00
$22.08 - $30.77	23,700	6.72	$24.51	13,765	$24.72
Total	986,050	7.70	$13.79	314,670	$9.23

Using the Black-Scholes single option pricing model and the following assumptions, the average estimated fair value, at the dates of grant of the Company’s options in fiscal years 2003 and 2001, was $6.01 and $5.08 per option of Class A Common Stock, respectively. There were no grants of the Company’s options in fiscal year 2002.

	2003	2001
Risk-free interest rate	3.70%	6.00%
Expected dividend yield	0.00%	0.00%
Expected volatility	31.84%	50.00%
Estimated lives of options (in years)	3.00	3.74

For FTD.COM options granted in fiscal year 2001, using the Black-Scholes single option pricing model and the following assumptions, the average estimated fair value at the date of grant was $1.21 per option of FTD.COM Class A common stock, which would be equivalent to $4.65 per option of Class A Common Stock pursuant to the 2002 Merger, based on the exchange ratio of 0.26. There were no grants of FTD.COM options in fiscal year 2002 or fiscal year 2003.

2001
Risk-free interest rate	4.80%
Expected dividend yield	0.00%
Expected volatility	75.00%
Estimated lives of options (in years)	4.00

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on the above assumptions, the Company would have recognized additional compensation expense, net of taxes, of $478,000, $187,000 and $265,000 related to the Company’s options in fiscal years 2003, 2002 and 2001, respectively, and $38,000 related to FTD.COM’s options in fiscal year 2001, if the estimated costs of the outstanding granted stock options of the Company and FTD.COM had been recorded in the Company’s consolidated financial statements. As such, the Company’s net income and earnings per share would have been reduced to the pro forma amounts shown in the table below (the pro forma disclosures shown are not representative of the future effects on net income and earnings per share):

	2003 As Reported	2003 Pro Forma	2002 As Reported	2002 Pro Forma	2001 As Reported	2001 Pro Forma
Net income available to common stockholders (in thousands)	$9,289	$8,811	$8,015	$7,828	$1,321	$1,018
Net income per share of Common Stock:
Basic	$0.57	$0.54	$0.55	$0.54	$0.09	$0.07
Diluted	$0.56	$0.53	$0.54	$0.53	$0.09	$0.07

The Company’s and FTD.COM’s options granted in fiscal years 2003 and 2001 vest equally each year over a four-year period from the date of grant. As a result, the estimated cost indicated above reflects only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs for the year would have been higher than indicated above.

Pursuant to the 2002 Merger, each stockholder of FTD.COM, other than the Company or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of Class A Common Stock for each share of FTD.COM common stock owned at the time of the 2002 Merger. Additionally, all outstanding options to purchase shares of FTD.COM common stock were converted into options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock were converted into restricted shares of Class A Common Stock in accordance with the same exchange ratio and continue to be subject to the same restrictions and vesting schedule as existed prior to the 2002 Merger. As such, 220,000 FTD.COM options were converted into 57,200 options of the Company at the time of the 2002 Merger. The new awards have the same vesting provisions, option periods, aggregate intrinsic value, ratio of exercise price per option to the market value per share and other terms as the FTD.COM awards exchanged.

Based on the consensus views reached in EITF No. 00-23 and the Financial Accounting Standards Board Interpretation No. 44 issued in March 2000, the exchange of FTD.COM awards for awards of the Company as described in the preceding paragraph is considered a modification of a stock-based compensation arrangement. Accordingly, a new measurement of compensation cost was required at the date of the exchange. For unvested restricted stock and option awards, the difference between the original intrinsic value of the awards and the value of the awards at the new measurement date will be recognized over the remaining life of the awards. The vested portion of restricted stock awards was considered part of the purchase price of the acquisition of the minority interest, except for shares that have not been unrestricted for more than six months (“immature” shares). Immature shares are shares outstanding related to restricted stock for which the restrictions have lapsed within six months prior to the exchange date. To the extent the exchanged options are fully vested or exchanged shares are immature, any additional compensation expense resulting from the new measurement date was recognized immediately. As such, at the time of the 2002 Merger, the Company increased deferred compensation by $152,000 related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date and recorded compensation expense of $58,000 for fully vested stock options that were outstanding at June 28, 2002. Additionally, the Company increased deferred compensation by $201,000 related to the difference between the original intrinsic value of the unvested restricted awards and the value of the unvested restricted awards at the new measurement date and

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded compensation expense of $202,000 related to the immature restricted shares outstanding at June 28, 2002. For the year ended June 30, 2003, the Company recorded $62,000 of compensation expense related to the difference between the original intrinsic value of the unvested option awards and the value of the unvested option awards at the new measurement date.

During fiscal year 2003, the Company granted 11,992 restricted shares of Class A Common Stock at a weighted average fair value of $15.27 at the dates of grant to the independent board members and an executive of the Company. The directors and executive will earn the restricted shares in exchange for future services to be provided to the Company over a one-year and three-year period, respectively. The Company recorded deferred compensation in the amount of $0.2 million, equal to the market value of the restricted shares at the date of grant. The Company did not grant any restricted stock in fiscal years 2002 or 2001. The Company recognized compensation expense related to restricted stock in general and administrative expenses of $1.5 million, $1.4 million and $2.1 million in fiscal years 2003, 2002 and 2001, respectively.

No FTD, Inc. restricted shares were canceled during fiscal year 2003 or fiscal year 2001. During fiscal year 2002, 83,333 shares of unvested FTD, Inc. restricted stock that were previously granted were canceled.

Restricted shares that were originally granted as FTD.COM restricted shares were converted to FTD, Inc. restricted shares pursuant to the 2002 Merger. No FTD.COM restricted shares were granted in fiscal years 2002 or 2001. During fiscal years 2002 and 2001, 116,667 and 35,000 shares, respectively, of unvested FTD.COM restricted stock that were previously granted were canceled.

(14) Commitments and Contingencies

The Company, FTD, FTD.COM and the directors of the Company and FTD.COM have been named as defendants in five class action lawsuits filed in the Court of Chancery for New Castle County in Wilmington, Delaware by individual stockholders of FTD.COM on behalf of all former public stockholders of FTD.COM: Frances Howland v. FTD.COM et al., Civil Action No. 19458 NC; Johnathon Anderson v. Richard Perry et al., Civil Action No. 19459 NC; Stephen Gluck v. Richard C. Perry, Civil Action No. 19461 NC; Geoff Mott v. IOS Brands Corp., Civil Action No. 19468 NC; and Highwood Partners, L.P. v. IOS Brands Corp., Civil Action No. 19556 NC. These lawsuits were filed beginning on March 5, 2002, after the press release announcing the 2002 Merger was issued. The complaints generally make essentially the same allegations, namely that:

•	the offer by the Company to exchange 0.26 shares of Class A Common Stock for each share of FTD.COM common stock is inadequate,

•	the individual defendants breached the fiduciary duties they owed in their capacity as directors by, among other things, failing to conduct an auction or otherwise check the market value of FTD.COM before voting to accept the merger proposal,

•	the Company and its board of directors prevented the FTD.COM board of directors from conducting a meaningful review of the transaction, and

•	the Company, FTD.COM and certain individual defendants timed the 2002 Merger to deny public stockholders the full potential increase in FTD.COM’s stock price following the 2002 Merger.

The Company has reached an agreement to settle the consolidated shareholder class actions pending in the Court of Chancery for New Castle County in Wilmington, Delaware, titled “In Re FTD.COM, Inc. Shareholders Litigation.” A Stipulation and Agreement of Compromise, Settlement and Release relating to this matter has been executed (the “Stipulation and Settlement Agreement”).

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The terms of the Stipulation and Settlement Agreement, which are subject to final Court approval and notice to class members, include no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit. The Company and the other defendants have denied, and continue to deny, that they have committed any violation of federal securities or other laws. The Company expects the Court to hold a fairness hearing in the near future to consider objections, if any, and to determine whether it will approve the settlement.

Pursuant to the Stipulation and Settlement Agreement, the Company has agreed to issue shares of FTD, Inc. Class A Common Stock valued at $10.7 million to the members of the class. In connection with the settlement, the Company recorded an $11.0 million charge in the fourth quarter of fiscal year 2003 with respect to the settlement and related administrative costs. This charge is included in other expense in the statement of operations and will not be deductible for income tax purposes.

There are two insurance policies relating to these matters, one covering the Company and its directors and officers and another covering FTD.COM and its directors and officers. The Company intends to aggressively pursue its claims under both of these insurance policies. Both of the insurance carriers have initiated litigation seeking to deny coverage for the shareholder lawsuits that are the subject of the settlement, while the Company believes that it, FTD.COM and the individual defendants are entitled to coverage. Any recoveries from the insurance providers relating to the settlement will be recorded as other income in the period realized.

In addition, the Company is involved in various lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

(15) Capital Stock Transactions

The Class A Common Stock and Class B Convertible Common Stock rank equally and, except with respect to voting power, are substantially identical in all material respects. Class B Convertible Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder. The Company is authorized to establish and designate one or more series of preferred stock.

The Company repurchased into treasury 218,931, 231,568 and 12,550 shares of Class A Common Stock at an approximate cost of $3,513,000, $2,802,000 and $201,000 during fiscal years 2003, 2002 and 2001, respectively. Of the $2,802,000 treasury stock repurchased during fiscal year 2002, approximately $1,950,000 was payable as of June 30, 2002.

Effective June 28, 2002, the Company, FTD and FTD.COM completed the 2002 Merger. Pursuant to the 2002 Merger, each stockholder of FTD.COM, other than the Company or its other direct or indirect wholly-owned subsidiaries, received 0.26 shares of Class A Common Stock for each share of FTD.COM common stock owned at the time of the 2002 Merger. Additionally, all outstanding options to purchase shares of FTD.COM common stock were converted into options to purchase shares of Class A Common Stock and all restricted shares of FTD.COM common stock were converted into restricted shares of Class A Common Stock in accordance with the same exchange ratio and continue to be subject to the same restrictions and vesting schedule as existed prior to the 2002 Merger.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16) Subsidiary Capital Stock Transactions

There were no restricted shares granted by FTD.COM in fiscal year 2002 or 2001.

During fiscal year 2002, FTD.COM repurchased into treasury 143,583 shares of FTD.COM Class A common stock at a cost of $853,000 of which 85%, representing the Company’s ownership in FTD.COM at the date of each repurchase, is reflected in the Company’s Consolidated Statements of Stockholders’ Equity.

Pursuant to the 2002 Merger, FTD.COM became an indirect wholly-owned subsidiary of the Company and the former public stockholders of FTD.COM became stockholders of the Company. As such, all outstanding shares of FTD.COM are held by FTD as a result of the 2002 Merger. Refer to Note 2 for further discussion of 2002 Merger.

(17) Minority Interest in Subsidiary

As a result of the 2002 Merger, the Company’s minority interest in FTD.COM was eliminated. At the date of the 2002 Merger, the minority interest in FTD.COM was approximately 15%. The minority interest in FTD.COM’s income was $2.5 million for fiscal year 2002, through the date of the 2002 Merger, and $1.9 million for fiscal year 2001.

(18) Litigation Settlements

The Company recorded a $2.6 million gain in fiscal year 2002 for the settlement of a claim against the developer of an unlaunched version of FTD.COM’s Web site, which includes the reversal of $0.8 million in accruals related to the gain. The gain was recorded in general and administrative expenses.

(19) FTD Association Agreements

Pursuant to a merger agreement entered into during 1994, the Company acquired all of the outstanding equity of the Old Association on December 19, 1994. The Operating Company was the surviving corporation following the Acquisition and upon consummation of the Acquisition, the Operating Company became a wholly-owned subsidiary of the Company. Immediately following the Acquisition, the Old Association was converted from a non-profit corporation to a for-profit corporation and renamed “Florists’ Transworld Delivery, Inc.” The Company, through the Operating Company, operates all of the businesses conducted by the Old Association prior to the Acquisition except for certain trade association activities which were being conducted by FTD Association, an Ohio non-profit corporation organized in connection with the Acquisition and structured as a member-owned trade association (the “Association”). Neither the Company nor the Operating Company had any ownership interest in the Association.

In connection with the Acquisition, the Association and FTD entered into a Mutual Support Agreement, dated December 18, 1994 (the “Mutual Support Agreement”), and a Trademark License Agreement, dated December 18, 1994 (the “Trademark Agreement” and together with the Mutual Support Agreement, the “Association Agreements”). The Association Agreements, among other things, provided for: (i) existing and future members of the Association to have the exclusive right, subject to execution of a Trademark Agreement with the Operating Company, to use the FTD logo and other FTD trademarks in connection with the operation of a retail florist shop; (ii) all members of the Association in good standing to be provided access to FTD’s clearinghouse, Mercury Network and certain other FTD services and products; (iii) the Operating Company to pay the Association an amount equal to a percentage of the value of every floral order cleared through FTD’s clearinghouse; and (iv) the Operating Company and the Association were to be able to designate up to 20% but not fewer than two individuals to be elected to the other’s board of directors.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 30, 2001, FTD entered into a Termination Agreement with the Association, which became effective as of June 29, 2001 (the “Termination Agreement”). The Termination Agreement, which contains limited two-year non-compete provisions, terminates the Association Agreements. As consideration for the dissolution of the contractual relationship between the Company and the Association pursuant to the Termination Agreement, FTD agreed to pay the Association $14.0 million, $12.6 million of which was paid on June 29, 2001 and $1.4 million of which was paid July 1, 2002. The funds used to pay the $1.4 million on July 1, 2002 were placed in escrow, and as such are reflected as restricted cash on the Consolidated Balance Sheet as of June 30, 2002. In fiscal year 2001 the Company recorded $14.5 million of expenses related to this transaction, including professional fees, reflected as other expense.

(20) Segment Information

Operating segments are components of the business for which separate financial information is available that is regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to each segment and to assess its performance. Following the 2002 Merger and the resulting changes in the Company’s corporate structure, the Company has reorganized the manner in which its resources are allocated and, as a result, reviews results based on the consumer business and florist business segments. Composition of the Company’s reportable segments for fiscal year 2001 has been reclassified to conform to the current year presentation.

For purposes of managing the Company, management reviews segment financial performance to the operating income level for each of its reportable business segments. As such, interest income, interest expense and tax expense is recorded on a consolidated corporate basis.

The florist business segment includes all products and services sold to FTD member florists and other retail locations offering floral products, encompassing clearinghouse services, publishing products and services, technology sales and leases and specialty wholesale product sales. The consumer business segment encompasses floral and specialty gift sales sold to consumers through FTD.COM’s Web site, www.ftd.com, or its toll-free telephone number, 1-800-SEND-FTD.

Of the Company’s assets totaling $204.4 million at June 30, 2003, the assets of the Company’s consumer business totaled approximately $80.6 million of which $53.7 million related to goodwill from the 2002 Merger. The assets of the Company’s florist business segment and corporate headquarters constitute the remaining assets of approximately $123.8 million.

The Company’s accounting policies for segments are the same as those on a consolidated basis as described in Note 1 of Notes to Consolidated Financial Statements. The Operating Company and FTD.COM had entered into certain intercompany agreements governing various interim and ongoing relationships, including a commission agreement, an indemnification agreement, a trademark license agreement, a registration rights agreement, a tax sharing agreement, an intercompany services agreement and a Florists’ Online hosting agreement. Upon consummation of the 2002 Merger, the intercompany services, the intercompany indemnification, and the FTD registration rights agreements were terminated.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reports the Company’s operating results by reportable business segment for fiscal years 2003, 2002 and 2001:

	2003			2002			2001
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
	(in thousands)			(in thousands)			(in thousands)
Revenues:
Florist business	$172,678	$(293)	$172,385	$171,308	$(111)	$171,197	$188,526	$(48)	$188,478
Consumer business	207,688	(16,730)	190,958	168,653	(14,584)	154,069	130,294	(12,777)	117,517

Total	380,366	(17,023)	363,343	339,961	(14,695)	325,266	318,820	(12,825)	305,995

Costs of Goods Sold and Services Provided:
Florist business	59,066	(1,955)	57,111	58,463	(1,891)	56,572	68,045	(2,097)	65,948
Consumer business	146,691	(2,405)	144,286	120,202	(2,022)	118,180	93,476	(1,787)	91,689
Corporate	2,508	—	2,508	2,576	—	2,576	2,242	—	2,242

Total	208,265	(4,360)	203,905	181,241	(3,913)	177,328	163,763	(3,884)	159,879

Gross Margin:
Florist business	113,612	1,662	115,274	112,845	1,780	114,625	120,481	2,049	122,530
Consumer business	60,997	(14,325)	46,672	48,451	(12,562)	35,889	36,818	(10,990)	25,828
Corporate	(2,508)	—	(2,508)	(2,576)	—	(2,576)	(2,242)	—	(2,242)

Total	172,101	(12,663)	159,438	158,720	(10,782)	147,938	155,057	(8,941)	146,116

Advertising and Selling:
Florist business	64,744	(12,548)	52,196	63,660	(10,694)	52,966	63,281	(8,941)	54,340
Consumer business	19,831	—	19,831	14,969	—	14,969	13,471	—	13,471

Total	84,575	(12,548)	72,027	78,629	(10,694)	67,935	76,752	(8,941)	67,811

General and Administrative:
Florist business	11,366	—	11,366	13,098	—	13,098	15,939	—	15,939
Consumer business	15,976	(2,093)	13,883	14,052	(1,677)	12,375	13,577	(1,217)	12,360
Corporate	23,385	1,978	25,363	32,283	1,589	33,872	23,499	1,217	24,716

Total	50,727	(115)	50,612	59,433	(88)	59,345	53,015	—	53,015

Operating Income (Loss) before Corporate Allocations:
Florist business	37,502	14,210	51,712	36,087	12,474	48,561	41,261	10,990	52,251
Consumer business	25,190	(12,232)	12,958	19,430	(10,885)	8,545	9,770	(9,773)	(3)
Corporate	(25,893)	(1,978)	(27,871)	(34,859)	(1,589)	(36,448)	(25,741)	(1,217)	(26,958)

Total	36,799	—	36,799	20,658	—	20,658	25,290	—	25,290

Corporate Allocations:
Florist business	11,815	—	11,815	11,881	—	11,881	10,653	—	10,653
Consumer business	3,136	—	3,136	3,003	—	3,003	2,514	—	2,514
Corporate	(14,951)	—	(14,951)	(14,884)	—	(14,884)	(13,167)	—	(13,167)

Total	—	—	—	—	—	—	—	—	—

Operating Income (Loss):
Florist business	25,687	14,210	39,897	24,206	12,474	36,680	30,608	10,990	41,598
Consumer business	22,054	(12,232)	9,822	16,427	(10,885)	5,542	7,256	(9,773)	(2,517)
Corporate	(10,942)	(1,978)	(12,920)	(19,975)	(1,589)	(21,564)	(12,574)	(1,217)	(13,791)

Total	$36,799	$—	$36,799	$20,658	$—	$20,658	$25,290	$—	$25,290

Depreciation and Amortization:
Florist business	$2,601	$—	$2,601	$3,042	$—	$3,042	$3,054	$—	$3,054
Consumer business	875	—	875	182	—	182	404	—	404
Corporate	4,422	—	4,422	6,197	—	6,197	6,029	—	6,029

Total	$7,898	$—	$7,898	$9,421	$—	$9,421	$9,487	$—	$9,487

(21) Financial Statements of Guarantors

The consolidated balance sheets as of June 30, 2003 and 2002, and the consolidated statements of operations and cash flows for the three years ended June 30, 2003, 2002 and 2001 present the accounts of FTD, Inc. and its

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantor and non-Guarantor subsidiaries, as defined in the indenture to the 7.75% Senior Subordinated Notes due 2014 (the “Notes”) issued in February 2004. The Notes are unconditionally guaranteed, on a joint and several basis, by the Guarantor subsidiaries including all domestic subsidiaries of FTD, Inc. Non-Guarantor subsidiaries include Florists’ Transworld Delivery Association of Canada, Ltd. and Florists’ Transworld Delivery de Mexico, both of which are insignificant and are therefore not separately presented. As FTD, Inc., either directly or indirectly, owns 100% of each of the Guarantor subsidiaries and, as FTD, Inc. does not have any independent assets or operations apart from the Guarantor subsidiaries, separate subsidiary financial information has not been presented.

Independent Auditors’ Report on Financial Statement Schedule

The Board of Directors and Stockholders

FTD, Inc.:

We have audited the consolidated financial statements of as of June 30, 2003 and for the year then ended, and have issued our report thereon dated August 1, 2003 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 15(a) of this Registration Statement. The schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the schedule based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

August 1, 2003

Chicago, Illinois

The Board of Directors and Stockholders

FTD, Inc.:

Under date of July 29, 2002, we reported on the consolidated balance sheet of FTD, Inc. and subsidiaries at June 30, 2002 and the related consolidated statements of operations and comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period then ended. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule of valuation and qualifying accounts. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audits.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Chicago, Illinois

July 29, 2002

FTD, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance beginning of period	Charged to cost and expenses	Uncollectible accounts and inventory write offs, net of collection of accounts previously written off	Balance at end of period
Fiscal year 2003
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$6,093	$3,439	$4,248	$5,284

Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$348	$1,224	$163	$1,409

Fiscal year 2002
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$4,984	$4,048	$2,939	$6,093

Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,021	$140	$813	$348

Fiscal year 2001
Allowance for doubtful accounts (shown as deduction from Accounts Receivable in the consolidated balance sheet)	$3,596	$3,134	$1,746	$4,984

Inventory valuation reserve (included in Inventories, net in the consolidated balance sheet)	$1,017	$513	$509	$1,021

FTD, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31, 2003	June 30, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,275	$1,921
Accounts receivable, less allowance for doubtful accounts of $4,982 at December 31, 2003 and $5,284 at June 30, 2003	28,439	23,398
Inventories, net	9,088	8,668
Deferred income taxes	4,740	4,740
Prepaid expenses and other current assets	7,382	4,224

Total current assets	60,924	42,951
Property and equipment:
Land and improvements	1,600	1,600
Building and improvements	8,993	8,858
Mercury consoles	4,243	4,233
Furniture and equipment	19,798	19,131

Total	34,634	33,822
Less accumulated depreciation	22,235	20,648

Property and equipment, net	12,399	13,174
Other assets:
Other noncurrent assets, net	13,064	11,986
Customer lists, less accumulated amortization of $1,491 at December 31, 2003 and $1,023 at June 30, 2003	3,185	3,653
Trademark, less accumulated amortization of $2,719	12,281	12,281
Goodwill, less accumulated amortization of $17,286	120,326	120,326

Total other assets	148,856	148,246

Total assets	$222,179	$204,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,345	$37,729
Customer deposits	5,766	6,095
Unearned income	1,723	1,664
Other accrued liabilities	18,031	19,655

Total current liabilities	75,865	65,143
Long-term debt	—	6,500
Post-retirement benefits and accrued pension obligations	4,541	4,858
Deferred income taxes	5,547	5,547
Stockholders’ equity:
Preferred stock: $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock:
Class A, $0.01 par value, 300,000,000 shares authorized; 15,542,695 shares issued at December 31, 2003 and 15,516,800 at June 30, 2003	155	155
Class B convertible, $0.0005 par value, 20,000,000 shares authorized; 2,076,607 shares issued at December 31, 2003 and 2,112,502 at June 30, 2003	1	1
Paid-in capital	150,092	148,840
Retained earnings (accumulated deficit)	3,263	(7,086)
Accumulated other comprehensive loss	(559)	(621)
Unamortized restricted stock	(85)	(250)
Treasury stock, at cost, 295,125 shares and 438,196 shares of Class A, respectively and 801,250 shares of Class B convertible as of December 31, 2003 and June 30, 2003	(16,641)	(18,716)

Total stockholders’ equity	136,226	122,323

Total liabilities and stockholders’ equity	$222,179	$204,371

See accompanying Notes to Consolidated Financial Statements.

FTD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

(in thousands, except per share amounts)

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
Revenues:
Products	$64,730	$59,070	$111,140	$105,712
Services	32,065	29,721	59,231	56,665

Total revenues	96,795	88,791	170,371	162,377
Costs of goods sold and services provided:
Products	49,074	45,405	83,901	78,903
Services	5,131	5,219	9,505	9,841

Total costs of goods sold and services provided	54,205	50,624	93,406	88,744
Gross profit:
Products	15,656	13,665	27,239	26,809
Services	26,934	24,502	49,726	46,824

Total gross profit	42,590	38,167	76,965	73,633
Operating expenses:
Advertising and selling	20,836	19,572	35,143	32,970
General and administrative	14,087	12,492	25,824	24,194

Total operating expenses	34,923	32,064	60,967	57,164

Income from operations	7,667	6,103	15,998	16,469
Other income and expenses:
Interest income	(7)	(18)	(13)	(127)
Interest expense	204	477	445	1,077
Other (income) expense, net	(1,534)	11	(1,469)	(45)

Total other (income) expenses, net	(1,337)	470	(1,037)	905

Income before income tax	9,004	5,633	17,035	15,564
Income tax expense	3,463	2,287	6,686	6,408

Net income	$5,541	$3,346	$10,349	$9,156

Other comprehensive (income) loss:
Foreign currency translation adjustments	(80)	(17)	(62)	33

Comprehensive income	$5,621	$3,363	$10,411	$9,123

Net income per common share—basic	$0.34	$0.21	$0.63	$0.56

Net income per common share—diluted	$0.33	$0.20	$0.62	$0.55

Weighted average shares of common stock outstanding—basic	16,437	16,306	16,398	16,354

Weighted average shares of common stock outstanding—diluted	16,694	16,511	16,666	16,581

See accompanying Notes to Consolidated Financial Statements.

FTD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Six Months Ended December 31,
	2003	2002
Cash flows from operating activities:
Net income	$10,349	$9,156
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,021	3,776
Deferred compensation expense	36	844
Amortization and write off of deferred financing costs and original issue discount	121	142
Provision for doubtful accounts	1,562	2,012
Deferred income taxes	—	2,754
Increase (decrease) in cash due to change in assets and liabilities, net of acquisitions:
Restricted cash	—	1,400
Accounts receivable	(7,301)	(8,316)
Inventories	(420)	(1,189)
Prepaid expenses and other	(3,158)	(5,127)
Other noncurrent assets	106	108
Accounts payable	12,616	9,412
Other accrued liabilities, unearned income, and customer deposits	1,231	(1,359)

Net cash provided by operating activities	19,163	13,613

Cash flows from investing activities:
Acquisitions	—	(12,739)
Expenditures related to the 2002 Merger	—	(138)
Capital expenditures	(3,389)	(2,513)
Decrease in officer notes receivable	—	248

Net cash used in investing activities	(3,389)	(15,142)

Cash flows from financing activities:
Net repayments of revolving credit facility	(6,500)	(27,000)
Deferred financing costs	—	(220)
Issuance of treasury stock	18	75
Repurchase of treasury stock	—	(4,098)

Net cash used in financing activities	(6,482)	(31,243)

Effect of foreign exchange rate changes on cash	62	(33)

Net increase (decrease) in cash and cash equivalents	9,354	(32,805)
Cash and cash equivalents at beginning of period	1,921	36,410

Cash and cash equivalents at end of period	$11,275	$3,605

Supplemental disclosures of cash flow information
Cash paid for:
Interest	$316	$1,087

Income taxes	$7,324	$3,655

See accompanying Notes to Consolidated Financial Statements.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Description of Business

FTD, Inc. (the “Registrant” or the “Company”) is a Delaware corporation that commenced operations in 1994. As used in the notes to the Consolidated Financial Statements, the terms the “Registrant” or the “Company” refer to FTD, Inc., including its wholly-owned subsidiary, Florists’ Transworld Delivery, Inc., a Michigan corporation (“FTD” or the “Operating Company”). The operations of FTD, the Company’s principal operating subsidiary, include those of its wholly-owned subsidiaries, FTD.COM, Inc. (“FTD.COM”) and Florists’ Transworld Delivery Association of Canada, Ltd., and its indirect wholly-owned subsidiary, Renaissance Greeting Cards, Inc. (“Renaissance”). Substantially all of the Company’s operations are conducted through FTD and its subsidiaries.

Note 2. Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission, and do not contain all information included in the audited consolidated financial statements and notes thereto for the fiscal year ended June 30, 2003. The interim unaudited consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 2003. In the opinion of management, the information furnished herein reflects all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented.

Certain amounts in the consolidated financial statements for the six-month period ended December 31, 2002 have been reclassified to conform to the current period presentation.

Note 3. Pending Transaction

As previously announced, the Company entered into a merger agreement on October 5, 2003, pursuant to which the Company would be acquired by an affiliate of Leonard Green & Partners, L.P. Under the terms of the agreement, stockholders of the Company would receive $24.85 per share in cash upon the closing of the merger. The closing of the transaction is subject to certain terms and conditions customary for transactions of this type, including stockholder approval and completion of the acquisition financing. The Company received antitrust clearance for the transaction in December 2003. Stockholder approval will be solicited by means of a proxy statement, which was mailed to the Company’s stockholders on January 22, 2004, in connection with the meeting scheduled for February 23, 2004. Subject to satisfaction or waiver of the closing conditions, the parties anticipate consummating the transaction later in the first calendar quarter of 2004.

Note 4. Acquisitions

On July 18, 2002, FTD.COM completed the acquisition of substantially all of the operating assets of Flowers Direct, L.L.P. (“Flowers Direct”) pursuant to an asset purchase agreement by and among Flowers Direct, E-Service Holdings, LLC, Express Worldwide Florist, Inc. and FTD.COM (the “Flowers Direct Agreement”). Flowers Direct was a direct marketer of flowers and specialty gifts.

Pursuant to the terms of the Flowers Direct Agreement, the purchase price for the assets acquired was $4.7 million, which was funded from the Company’s existing cash balances. Additionally, the Company incurred acquisition costs of $0.2 million. The assets acquired primarily consisted of Flowers Direct’s customer list, valued at $0.2 million, and goodwill of $4.7 million.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

On October 2, 2002, FTD.COM completed the acquisition of the outstanding stock of A.F.E. Inc. (doing business as Flowers USA) (“Flowers USA”), now known as Flowers USA, Inc., pursuant to an agreement and plan of merger by and among FTD.COM, A.F.E. Acquisition Corp., A.F.E. Inc. and David M. Adams, as sole shareholder of A.F.E. Inc. (the “Flowers USA Agreement”). Flowers USA was a direct marketer of flowers and specialty gifts.

Pursuant to the terms of the Flowers USA Agreement, the purchase price of the acquisition was $7.7 million. Initially, $8.0 million was funded from the Company’s existing cash balances, of which $0.3 million was later paid to the Company by the seller in connection with working capital adjustments under the Flowers USA Agreement. In addition, the Company incurred acquisition costs of $0.1 million. The assets acquired primarily consisted of Flowers USA’s customer list, valued at $0.4 million, and goodwill of $7.7 million, in addition to net liabilities assumed of $0.3 million.

The results of operations of Flowers Direct and Flowers USA since the respective transaction closing dates are included in the Company’s consolidated financial statements. The Company accounted for these acquisitions using the purchase method of accounting; accordingly, the Company’s financial statements reflect the allocation of the total purchase price to the net tangible and intangible assets acquired, based on their respective fair values.

In accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, the $4.7 million and $7.7 million in goodwill acquired in the Flowers Direct and Flowers USA acquisitions, respectively, will not be amortized but will be tested for impairment at least annually. Additionally, the customer lists will be amortized over five years. For tax purposes, the goodwill related to the Flowers Direct asset acquisition will be deductible. The pro forma impact of these acquisitions is not material to the Company’s consolidated financial statements included in this report.

Note 5. Revenues from Sale of Floral Selections Guide

As a condition of FTD affiliation, all FTD florists must purchase a Floral Selections Guide and related workbook every two years or upon initial membership. The purchase of the Floral Selections Guide entitles the FTD florist to a non-exclusive, non-transferable right for on-premise use of the Floral Selections Guide for as long as the purchaser remains an FTD florist in good standing. There are no refund provisions associated with the purchase of the Floral Selections Guide. Historically, the Company has provided de minimis refunds in isolated cases and has recorded revenue at the time of shipment resulting in revenue related to the Floral Selections Guide during the three-and six-month periods ended December 31, 2002 of $0.1 million and $5.0 million, respectively.

Beginning in fiscal year 2004, new members are charged a monthly fee, and beginning with the distribution of the next biannual Floral Selections Guide in fiscal year 2005, all members will be charged a monthly fee for the use of the Floral Selections Guide while they are an active member. As such, revenues are recorded on a monthly basis consistent with monthly fee revenues. During the three- and six-month periods ended December 31, 2003, there were $31,000 and $51,000, respectively of revenues related to the Floral Selections Guide.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 6. Earnings Per Share

The computations of basic and diluted earnings per share for the three- and six-month periods ended December 31, 2003 and 2002 are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
	(in thousands, except per share data)
Net income	$5,541	$3,346	$10,349	$9,156

Weighted average basic shares of Common Stock outstanding	16,437	16,306	16,398	16,354
Effect of dilutive securities:
Unvested restricted shares of Class A Common Stock	5	135	18	145
Options to purchase shares of Class A Common Stock	252	70	250	82

Weighted average diluted shares of Common Stock outstanding	16,694	16,511	16,666	16,581

Basic net income per share of Common Stock	$0.34	$0.21	$0.63	$0.56

Diluted net income per share of Common Stock	$0.33	$0.20	$0.62	$0.55

Shares associated with options to purchase shares of Class A Common Stock that were not included in the calculation of diluted earnings per share because their inclusion would have been anti-dilutive consisted of 15,200 shares for the three- and six-month periods ended December 31, 2003 and 690,000 shares for the three- and six-month periods ended December 31, 2002.

Note 7. Financing Arrangements

On September 27, 2002, the Company and FTD entered into an Amended and Restated Credit Agreement with Harris Trust and Savings Bank, as Administrative Agent, which amended and restated the credit agreement dated as of September 27, 2001 by and among the Company, FTD and Harris Trust and Savings Bank, as Administrative Agent (the “2001 Credit Agreement”) and was amended as of July 31, 2003 (the “2002 Amended Credit Agreement”). The 2002 Amended Credit Agreement includes a revolving credit commitment of $75.0 million. Under the terms of the 2002 Amended Credit Agreement, borrowings are subject to a variable interest rate based on the prime commercial rate or the London Interbank Offered Rate (“LIBOR”).

The 2002 Amended Credit Agreement includes covenants, which, among other things, require that the Company maintain a total funded debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio at the end of any fiscal quarter of no greater than 2.5 to 1.0 and a fixed charge coverage ratio of not less than 2.0 to 1.0 if total funded debt is equal to or greater than $25.0 million and 1.75 to 1.0 if total funded debt is less than $25.0 million. In addition, the Company is required to maintain a minimum level of consolidated net worth of $90.0 million plus 50% of net income of the Company for each fiscal quarter, beginning in the quarter ended September 30, 2002, for which net income is a positive amount, plus 100% of the net cash proceeds received from the Company’s and any of its subsidiaries’ issuances of equity securities. The Company was in compliance with all debt covenants as of December 31, 2003.

The 2002 Amended Credit Agreement imposes various restrictions on the Company, including restrictions that limit the Company’s and its subsidiaries’ ability to incur additional debt, make certain payments or

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

investments, consummate asset sales, incur liens, merge, consolidate or dispose of substantial assets, among other restrictions. The 2002 Amended Credit Agreement also includes restrictions that limit the ability of the Company’s subsidiaries to pay dividends. In addition, substantially all of the assets of the Company are pledged as security under the 2002 Amended Credit Agreement.

There was no outstanding debt at December 31, 2003. Under the 2002 Amended Credit Agreement, no repayments of debt are required prior to December 31, 2005, at which time the outstanding balance is due in full.

As a result of entering into the 2002 Amended Credit Agreement and the 2001 Credit Agreement, the Company recorded $1.1 million of deferred financing costs, which are being amortized straight-line over the underlying term of the 2002 Amended Credit Agreement.

The Company is exposed to various market risks, which primarily consist of interest rate risk. The Company’s policy is to utilize derivative instruments from time to time in an effort to hedge its underlying economic exposure and to manage these instruments with the objective to reduce its exposure to changes in interest rates to the extent deemed appropriate by management. The Company does not use derivative instruments for trading purposes.

Note 8. Related Party Transactions

The Company incurred expenses of $0.5 million and $1.0 million for the three- and six-month periods respectively, ended December 31, 2003 and 2002, respectively, related to the payment for management, financial and other corporate advisory services and expenses to parties related to each of Perry Acquisition Partners, L.P., Bain Capital Investors LLC and Fleet Growth Resources III, Inc., which are stockholders or affiliates of the Company. The Company’s management consulting services agreement with these parties requires payments aggregating $2.0 million each fiscal year plus reimbursement of reasonable out-of-pocket expenses continuing through June 30, 2005.

Note 9. Stock Awards and Incentive Plans

The Company’s 2002 Long-Term Equity Incentive Plan (the “2002 Equity Incentive Plan”) provides for the issuance of up to 1,250,000 shares of Class A Common Stock in connection with the granting of incentive or non-qualified stock options, stock appreciation rights (“SARs”), either alone or in tandem with options, restricted stock, performance awards, or any combination of the foregoing.

To date, the Company has not granted any SARs, limited stock appreciation rights, deferred shares, or performance awards under the 2002 Equity Incentive Plan.

Outstanding nonqualified stock options are exercisable during a ten-year period beginning one to five years after the date of grant. All currently outstanding options were granted with an exercise price equal to either the fair market value on the date of grant or the optionee’s first date of employment with the Company.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Company would have recognized additional compensation expense, net of taxes, of $151,000 and $49,000 related to the Company’s options in the three-month periods ended December 31, 2003 and 2002, respectively, and $340,000 and $60,000 for the six-month periods ended December 31, 2003 and 2002, if the estimated costs of the outstanding stock options of the Company had been recorded in the Company’s consolidated financial statements. As such, the Company’s net income and earnings per share would have been reduced to the pro forma amounts shown in the table below (the pro forma disclosures shown are not representative of the future effects on net income and earnings per share):

	Three Months Ended December 31,		Six Months Ended December 31,
	2003	2002	2003	2002
Net income, as reported	$5,541	$3,346	$10,349	$9,156
Add: stock-based employee compensation expense included in net income, as reported, net of related tax effects	9	9	18	18
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(160)	(58)	(358)	(78)

Pro forma net income	$5,390	$3,297	$10,009	$9,096

Net income per common share, as reported:
Basic	$0.34	$0.21	$0.63	$0.56

Diluted	$0.33	$0.20	$0.62	$0.55

Pro forma net income per common share:
Basic	$0.33	$0.20	$0.61	$0.56

Diluted	$0.32	$0.20	$0.60	$0.55

The Company’s options granted during fiscal year 2003 vest equally each year over a four-year period from the date of grant. As a result, the estimated cost indicated above reflects only a partial vesting of such options. If full vesting were assumed, the estimated pro forma costs for the year would have been higher than indicated above.

During the six-month period ended December 31, 2003, no options were granted, options to purchase 43,540 shares previously granted were canceled and options to purchase 2,360 shares were exercised. During the six-month period ended December 31, 2002, the Company granted options, at fair value, to purchase 620,200 shares of Class A Common Stock, options to purchase 22,200 shares previously granted were canceled and options to purchase 6,900 shares were exercised.

During the six-month periods ended December 31, 2003 and 2002, the Company granted restricted stock of 1,218 shares and 11,992, respectively. The Company canceled 10,000 restricted shares during the second quarter of fiscal year 2004. No FTD, Inc. restricted shares were canceled during the second quarter of fiscal year 2003

The Company recognized compensation expense related to restricted stock and stock options in general and administrative expenses of $36,000 and $844,000 for the six-month periods ended December 31, 2003 and 2002, respectively.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 10. Capital Transactions

During the six-month period ended December 31, 2003, the Company did not repurchase any shares of Class A Common Stock . During the six-month period ended December 31, 2002, the Company repurchased 160,144 shares of Class A Common Stock at an approximate cost of $2.1 million. In addition, during the six-month period ended December 31, 2002, the Company paid $2.0 million related to certain treasury stock repurchases made at the end of fiscal year 2002 that were payable as of June 30, 2002. In addition, the Company issued 139,493 shares of Class A Common Stock valued at $3.4 million in November 2003 as payment for a portion of the $10.7 settlement related to, “In Re FTD.COM, Inc. Shareholders Litigation”. See Note 11 Commitments and Contingencies for additional information.

Note 11. Commitment and Contingencies

The Company, FTD, FTD.COM and the directors of the Company and FTD.COM have been named as defendants in five class action lawsuits filed in the Court of Chancery for New Castle County in Wilmington, Delaware by individual stockholders of FTD.COM on behalf of all former public stockholders of FTD.COM: Frances Howland v. FTD.COM et al., Civil Action No. 19458 NC; Johnathon Anderson v. Richard Perry et al., Civil Action No. 19459 NC; Stephen Gluck v. Richard C. Perry, Civil Action No. 19461 NC; Geoff Mott v. IOS Brands Corp., Civil Action No. 19468 NC; and Highwood Partners, L.P. v. IOS Brands Corp., Civil Action No. 19556 NC. These lawsuits were filed beginning on March 5, 2002, after the press release announcing the 2002 Merger was issued. The complaints generally make essentially the same allegations, namely that:

•	the offer by the Company to exchange 0.26 shares of Class A Common Stock for each share of FTD.COM common stock is inadequate,

•	the individual defendants breached the fiduciary duties they owed in their capacity as directors by, among other things, failing to conduct an auction or otherwise check the market value of FTD.COM before voting to accept the merger proposal,

•	the Company and its board of directors prevented the FTD.COM board of directors from conducting a meaningful review of the transaction, and

•	the Company, FTD.COM and certain individual defendants timed the 2002 Merger to deny public stockholders the full potential increase in FTD.COM’s stock price following the 2002 Merger.

The Company has reached an agreement to settle the consolidated shareholder class actions pending in the Court of Chancery for New Castle County in Wilmington, Delaware, titled “In Re FTD.COM, Inc. Shareholders Litigation.” A Stipulation and Agreement of Compromise, Settlement and Release relating to this matter has been executed (the “Stipulation and Settlement Agreement”).

The terms of the Stipulation and Settlement Agreement include no finding of wrongdoing on the part of any of the defendants, or any other finding that the claims alleged had merit. The Stipulation and Settlement Agreement was approved by the Court on November 13, 2003. The Company and the other defendants have denied, and continue to deny, that they have committed any violation of federal securities or other laws.

Pursuant to the Stipulation and Settlement Agreement, the Company has agreed to issue shares of FTD, Inc. Class A Common Stock valued at $10.7 million to the members of the class. In connection with the settlement, the Company recorded an $11.0 million charge in the fourth quarter of fiscal year 2003 with respect to the settlement and related administrative costs. In November 2003, the Company distributed 139,493 shares of Class A Common Stock valued at $3.4 million as payment for a portion of the $10.7 million settlement liability. At December 31, 2003, the consolidated balance sheet reflects the remaining $7.3 million and related administrative costs in other accrued liabilities.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In the second quarter of fiscal year 2004, the Company recorded a gain of $1.5 million as a result of the settlement with the insurance carrier that maintained a policy covering FTD and its directors and officers in connection with the FTD.COM securities litigation. The Company had been pursuing claims against two insurance carriers, one that provided coverage to FTD and its directors and officers and another that provided coverage to FTD.COM and its directors and officers. The Company has settled with the former carrier and is continuing to pursue claims against the latter. The insurance carrier that maintained the policy covering FTD.COM and its directors and officers has initiated litigation seeking to deny coverage for the shareholder lawsuits that are the subject of the settlement, while the Company believes that FTD.COM and the individual defendants are entitled to coverage. Any further recoveries from the insurance providers relating to the settlement will be recorded as Other Income in the period realized.

On December 30, 2003, Teleflora LLC filed a complaint in the U.S. District Court for the Northern District of California in San Jose against FTD. The complaint alleges, among other things, misappropriation of trade secrets, copyright infringement, unfair competition, intentional interference with contracts and various counts of fraud, through, among other things, unauthorized access to Teleflora LLC software by FTD. Among other things, Teleflora LLC claims that FTD “hacked” into certain of Teleflora LLC’s flower shop management software and systems licensed by individual florists and improperly modified Teleflora LLC software to permit florists to use the FTD network to process orders or credit card transactions. Teleflora LLC also claims that some florists who have licensed a Teleflora LLC shop management system were improperly induced by FTD sales representatives to cancel their agreements with Teleflora LLC and install an FTD system. Teleflora LLC is seeking compensatory damages in excess of $5.0 million as well as punitive damages and injunctive relief. The parties are in the preliminary stages of limited accelerated discovery. FTD will vigorously defend against all of these claims that are not dismissed. In addition, FTDI is investigating whether it may assert its own claims against Teleflora LLC.

In addition, the Company is involved in various lawsuits and other matters arising in the normal course of business. In the opinion of management of the Company, although the outcome of these claims and suits are uncertain, they should not have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

Note 12. Segment Information

Operating segments are components of the business for which separate financial information is available that is regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to each segment and to assess its performance.

For purposes of managing the Company, management reviews segment financial performance to the operating income level for each of its reportable business segments. As such, interest income, interest expense and tax expense are recorded on a consolidated corporate basis.

The florist business segment includes all products and services sold to FTD member florists and other retail locations offering floral products, encompassing clearinghouse services, publishing products and services, technology sales and leases and specialty wholesaling product sales. The consumer business segment encompasses floral and specialty gift items sold to consumers through FTD.COM’s Web site, www.ftd.com, or its toll-free telephone number, 1-800-SEND-FTD.

Of the Company’s assets totaling $222.2 million at December 31, 2003, the assets of the Company’s consumer business totaled approximately $82.5 million, of which $53.7 million is related to goodwill, primarily from the 2002 Merger. The assets of the Company’s florist business segment and corporate headquarters constitute the remaining assets of approximately $139.7 million.

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The Company’s accounting policies for segments are the same as those on a consolidated basis described in Note 1, Summary of Significant Accounting Policies, of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003.

The following tables detail the Company’s operating results by reportable business segment for the three- and six-month periods ended December 31, 2003 and 2002:

	Three Months Ended December 31,
	2003			2002
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
	(in thousands)
Revenues:
Florist business	$43,455	$100	$43,555	$40,216	$(132)	$40,084
Consumer business	57,450	(4,210)	53,240	52,927	(4,220)	48,707

Total	100,905	(4,110)	96,795	93,143	(4,352)	88,791

Costs of Goods Sold and Services Provided:
Florist business	14,400	(653)	13,747	13,257	(451)	12,806
Consumer business	40,218	(422)	39,796	37,821	(660)	37,161
Corporate	662	—	662	657	—	657

Total	55,280	(1,075)	54,205	51,735	(1,111)	50,624

Gross Profit:
Florist business	29,055	753	29,808	26,959	319	27,278
Consumer business	17,232	(3,788)	13,444	15,106	(3,560)	11,546
Corporate	(662)	—	(662)	(657)	—	(657)

Total	45,625	(3,035)	42,590	41,408	(3,241)	38,167

Advertising and Selling:
Florist business	17,587	(3,030)	14,557	17,206	(3,206)	14,000
Consumer business	6,279	—	6,279	5,572	—	5,572

Total	23,866	(3,030)	20,836	22,778	(3,206)	19,572

General and Administrative:
Florist business	2,634	—	2,634	2,803	—	2,803
Consumer business	4,489	(541)	3,948	4,049	(540)	3,509
Corporate	6,969	536	7,505	5,675	505	6,180

Total	14,092	(5)	14,087	12,527	(35)	12,492

Operating Income (Loss) before Corporate Allocations:
Florist business	8,834	3,783	12,617	6,950	3,525	10,475
Consumer business	6,464	(3,247)	3,217	5,485	(3,020)	2,465
Corporate	(7,631)	(536)	(8,167)	(6,332)	(505)	(6,837)

Total	7,667	—	7,667	6,103	—	6,103

Corporate Allocations:
Florist business	2,974	—	2,974	2,955	—	2,955
Consumer business	704	—	704	780	—	780
Corporate	(3,678)	—	(3,678)	(3,735)	—	(3,735)

Total	—	—	—	—	—	—

Operating Income (Loss):
Florist business	5,860	3,783	9,643	3,995	3,525	7,520
Consumer business	5,760	(3,247)	2,513	4,705	(3,020)	1,685
Corporate	(3,953)	(536)	(4,489)	(2,597)	(505)	(3,102)

Total	$7,667	$—	$7,667	$6,103	$—	$6,103

Depreciation and Amortization:
Florist business	$630	$—	$630	$642	$—	$642
Consumer business	344	—	344	186	—	186
Corporate	1,039	—	1,039	1,119	—	1,119

Total	$2,013	$—	$2,013	$1,947	$—	$1,947

FTD, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

	Six Months Ended December 31,
	2003			2002
	Gross Segment	Eliminations	Consolidated	Gross Segment	Eliminations	Consolidated
	(in thousands)
Revenues:
Florist business	$85,072	$175	$85,247	$86,180	$(152)	$86,028
Consumer business	92,256	(7,132)	85,124	83,333	(6,984)	76,349

Total	177,328	(6,957)	170,371	169,513	(7,136)	162,377

Costs of Goods Sold and Services Provided:
Florist business	29,529	(1,261)	28,268	29,787	(906)	28,881
Consumer business	64,543	(697)	63,846	59,641	(1,005)	58,636
Corporate	1,292	—	1,292	1,227	—	1,227

Total	95,364	(1,958)	93,406	90,655	(1,911)	88,744

Gross Profit:
Florist business	55,543	1,436	56,979	56,393	754	57,147
Consumer business	27,713	(6,435)	21,278	23,692	(5,979)	17,713
Corporate	(1,292)	—	(1,292)	(1,227)	—	(1,227)

Total	81,964	(4,999)	76,965	78,858	(5,225)	73,633

Advertising and Selling:
Florist business	31,323	(4,985)	26,338	30,644	(5,166)	25,478
Consumer business	8,805	—	8,805	7,492	—	7,492

Total	40,128	(4,985)	35,143	38,136	(5,166)	32,970

General and Administrative:
Florist business	5,351	—	5,351	5,335	—	5,335
Consumer business	7,820	(877)	6,943	6,894	(847)	6,047
Corporate	12,667	863	13,530	12,024	788	12,812

Total	25,838	(14)	25,824	24,253	(59)	24,194

Operating Income (Loss) before Corporate Allocations:
Florist business	18,869	6,421	25,290	20,414	5,920	26,334
Consumer business	11,088	(5,558)	5,530	9,306	(5,132)	4,174
Corporate	(13,959)	(863)	(14,822)	(13,251)	(788)	(14,039)

Total	15,998	—	15,998	16,469	—	16,469

Corporate Allocations:
Florist business	6,071	—	6,071	5,834	—	5,834
Consumer business	1,443	—	1,443	1,536	—	1,536
Corporate	(7,514)	—	(7,514)	(7,370)	—	(7,370)

Total	—	—	—	—	—	—

Operating Income (Loss):
Florist business	12,798	6,421	19,219	14,580	5,920	20,500
Consumer business	9,645	(5,558)	4,087	7,770	(5,132)	2,638
Corporate	(6,445)	(863)	(7,308)	(5,881)	(788)	(6,669)

Total	$15,998	$—	$15,998	$16,469	$—	$16,469

Depreciation and Amortization:
Florist business	$1,259	$—	$1,259	$1,295	$—	$1,295
Consumer business	677	—	677	265	—	265
Corporate	2,085	—	2,085	2,216	—	2,216

Total	$4,021	$—	$4,021	$3,776	$—	$3,776

FTD, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements (the “pro forma financial statements”) are based on the historical financial statements of FTD, included elsewhere herein, adjusted to give effect to the following: (i) the merger of Nectar Merger Corporation with and into FTD (the “FTD merger”); (ii) the receipt of proceeds from the offering of the outstanding notes and the borrowings under our new senior credit facility; (iii) equity contributions from Green Equity Investors IV, L.P. and the management investors; (iv) the use of FTD’s available cash to finance a portion of the FTD merger; (v) the settlement of outstanding stock options; and (vi) the payment of fees and expenses related to the aforementioned. All of the aforementioned items (i) to (vi) are collectively referred to herein as the “FTD merger related transactions.”

The pro forma financial statements were prepared to illustrate the estimated effects of the FTD merger related transactions. The pro forma balance sheet gives effect to the FTD merger related transactions as if they had occurred as of December 31, 2003. The pro forma statements of income for the fiscal year ended June 30, 2003 and the six months ended December 31, 2003 give effect to the FTD merger related transactions as if they had occurred on July 1, 2002. The pro forma adjustments are based upon available information and certain assumptions that FTD believes are reasonable. The pro forma financial statements do not purport to represent what FTD’s results of operations or financial condition would actually have been had the FTD merger related transactions in fact occurred as of such date or to project FTD’s results of operations or financial condition.

The FTD merger will be accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”). Prior to the FTD merger, Mercury Man Holdings Corporation and its subsidiaries will have no operations, assets or liabilities. Under the purchase method of accounting, the total purchase price will be allocated to the assets acquired and liabilities assumed of FTD based on their respective fair values. A preliminary allocation of the purchase costs has been made for major categories of assets and liabilities in the accompanying pro forma financial statements based on FTD’s estimates. The actual allocation of purchase cost and the resulting effect on income from operations may differ significantly from the pro forma amounts included herein. You should read the pro forma financial statements and the accompanying notes in conjunction with the information contained in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those statements included elsewhere in the prospectus.

FTD, INC.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of December 31, 2003

(in thousands, except share amounts)

	Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$11,275	$(11,275	)(1)	$—
Accounts receivable, net	28,439	—		28,439
Inventories, net	9,088	—		9,088
Deferred income taxes	4,740	—		4,740
Prepaid expenses and other current assets	7,382	6,888	(2)	14,270

Total current assets	60,924	(4,387)		56,537
Property and equipment, net	12,399	8,303	(3)	20,702
Other noncurrent assets, net	13,064	4,052	(4)	25,536
		8,420	(5)
Customer lists, net	3,185	9,322	(6)	12,507
Trademark, net	12,281	109,296	(7)	121,577
Goodwill	120,326	223,127	(8)	343,453

Total assets	$222,179	$358,133		$580,312

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$50,345	$—		$50,345
Customer deposits	5,766	—		5,766
Unearned income	1,723	—		1,723
Other accrued liabilities	18,031	—		18,031
Current portion of long-term debt	—	1,000	(9)	1,000

Total current liabilities	75,865	1,000		76,865
Long-term debt	—	259,000	(9)	259,000
Post-retirement benefits and accrued pension obligations	4,541	—		4,541
Deferred income taxes	5,547	51,079	(10)	56,626
Stockholders’ equity	136,226	47,054	(11)	183,280

Total liabilities and stockholders’ equity	$222,179	$358,133		$580,312

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

FTD, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Fiscal Year Ended June 30, 2003

(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Florist Business	$172,385	$—		$172,385
Consumer Business	190,958	—		190,958

Total revenues	363,343	—		363,343
Costs of goods sold and services provided:
Florist Business	57,111	—		57,111
Consumer Business	144,286	—		144,286
Corporate	2,508	—		2,508

Total costs of goods sold and services provided	203,905	—		203,905
Gross profit:
Florist Business	115,274	—		115,274
Consumer Business	46,672	—		46,672
Corporate	(2,508)	—		(2,508)

Total gross profit	159,438	—		159,438
Operating expenses:
Advertising and selling	72,027	—		72,027
General and administrative	50,612	2,801	(12)	53,413

Total operating expenses	122,639	2,801		125,440

Income from operations	36,799	(2,801)		33,998
Other income and expenses:
Interest expense, net	1,409	17,244	(13)	18,653
Other (income) expense, net	10,728	—		10,728

Total other income and expenses, net	12,137	17,244		29,381

Income before income tax	24,662	(20,045)		4,617
Income tax expense	15,373	(7,818	)(14)	7,555

Net income	$9,289	$(12,227)		$(2,938)

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

FTD, INC.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended December 31, 2003

(in thousands)

	Historical	Pro Forma Adjustments		Pro Forma
Revenues:
Florist Business	$85,247	$—		$85,247
Consumer Business	85,124	—		85,124

Total revenues	170,371	—		170,371
Costs of goods sold and services provided:
Florist Business	28,268	—		28,268
Consumer Business	63,846	—		63,846
Corporate	1,292	—		1,292

Total costs of goods sold and services provided	93,406	—		93,406
Gross profit:
Florist Business	56,979	—		56,979
Consumer Business	21,278	—		21,278
Corporate	(1,292)	—		(1,292)

Total gross profit	76,965	—		76,965
Operating expenses:
Advertising and selling	35,143	—		35,143
General and administrative	25,824	1,358	(12)	27,182

Total operating expenses	60,967	1,358		62,325

Income from operations	15,998	(1,358)		14,640
Other income and expenses:
Interest expense, net	432	8,703	(13)	9,135
Other (income) expense, net	(1,469)	—		(1,469)

Total other income and expenses, net	(1,037)	8,703		7,666

Income before income tax	17,035	(10,061)		6,974
Income tax expense	6,686	(3,924	)(14)	2,762

Net income	$10,349	$(6,137)		$4,212

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) Cash And Cash Equivalents: This reflects the net effect on the cash and cash equivalent balance after giving effect to the FTD merger and related transactions assuming the closing occurred as of December 31, 2003 (dollars in thousands):

Senior subordinated notes	$175,000
Term loan facility	85,000
New equity investment	184,256 (a)
Purchase of outstanding FTD shares (Class A - 15,247,570 shares and Class B - 1,275,357 shares)	(410,595)
Settlement of outstanding stock options	(10,481)
Repayment of existing indebtedness	—
Debt issuance costs	(10,500)
Transaction fees and costs—Acquirer	(10,456)
Transaction fees and costs—FTD	(13,499)

Change in cash	$(11,275)

(a)	Green Equity Investors IV, L.P. has committed to invest an amount sufficient to consummate the FTD merger and related financing transactions after taking into account the contemplated proceeds from our new senior credit facility, the issuance of the outstanding notes, the investment in the preferred and common stock of Mercury Man Holdings Corporation by the management investors and FTD’s cash.

Pursuant to the terms of the court approved Stipulation and Settlement Agreement, we are obligated to pay the remaining $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. Pursuant to the terms of our new senior credit facility, we placed $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. invested an additional $7.3 million in the preferred stock of Mercury Man Holdings Corporation to fund the escrow. The funding of the $7.3 million obligation is not reflected in the new equity investment amount shown above.

(2) Prepaid Expenses and Other Current Assets: Represents the adjustment to record an income tax receivable related to the tax impact of our deduction of compensation expense for payments made for FTD merger related bonuses, certain other merger related expenses and the estimated compensation expense related to stock options (dollars in thousands):

FTD merger-related bonuses	$2,750
Other FTD merger related expenses	2,830
Estimated compensation expense related to exercise of non-qualified stock options	10,481
Expense associated with the bridge loan commitment fees	1,600

17,661
Effective tax rate	39%

Pro forma adjustment to income tax receivable	$6,888

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(3) Property and Equipment, net: Represents the adjustment to land and building assets to reflect the fair value of the assets at the time of the FTD merger (dollars in thousands):

	December 31, 2003
	Pro Forma Fair Value	Historical Cost Net of Accumulated Depreciation	Pro Forma Adjustment
Land	$1,380	$1,600	$(220)
Building and improvements	14,120	5,597	8,523
Furniture and equipment	5,202	5,202	—

	$20,702	$12,399	$8,303

(4) Other Noncurrent Assets, net: Represents the adjustment to internal and external use software to reflect the fair value of the assets at the time of the FTD merger (dollars in thousands):

	December 31, 2003
	Pro Forma Fair Value	Historical Cost Net of Accumulated Depreciation	Pro Forma Adjustment
Internal use software	$4,698	$246	$4,452
External use software	3,148	3,548	(400)

			$4,052

(5) Debt Issuance Costs: Estimated fees and expenses of $8.9 million are expected to be incurred related to the debt financings. Such costs will be amortized on a straight line basis, which approximates the interest method, over the term of the related indebtedness. The terms of the senior subordinated notes, the term loan and the revolving credit facility are 10 years, 7 years and 5 years, respectively. Historical debt issuance costs of $480,000 as of December 31, 2003 will be eliminated with the termination of the prior term loan and revolving credit facility concurrent with the consummation of the new term loan and revolving credit facility.

Additionally there is an estimated $1.6 million fee expected to be incurred related to the bridge financing which will be due upon the consummation of the senior subordinated notes offered hereby and will be charged to expense upon the consummation of the FTD merger (see Note 11).

(6) Customer Lists, net: Represents the adjustment to customer lists to reflect the fair value of the assets at the time of the FTD merger (dollars in thousands):

	December 31, 2003
	Pro Forma Fair Value	Historical Cost Net of Accumulated Depreciation	Pro Forma Adjustment
Customer lists, net	$12,507	$3,185	$9,322

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(7) Trademarks, net: Represents the adjustment to trademarks to reflect the fair value of the assets at the time of the FTD merger (dollars in thousands):

	December 31, 2003
	Pro Forma Fair Value	Historical Cost Net of Accumulated Depreciation	Pro Forma Adjustment
Trademarks, net	$121,577	$12,281	$109,296

Pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the fair value of the trademarks will not be amortized as they are indefinite lived assets.

(8) Goodwill: The FTD merger will be accounted for using the purchase method of accounting. In accordance with SFAS No. 141, the total purchase costs will be allocated to the assets acquired and liabilities assumed of FTD based upon their respective fair values. A preliminary allocation of the purchase cost has been made to major categories of assets and liabilities in the accompanying pro forma financial statements based on FTD’s preliminary assessment. The final allocation of the purchase price may result in significant differences from the pro forma amounts included herein. The following represents the estimated value attributable to intangibles resulting from the FTD merger (dollars in thousands):

Purchase of outstanding FTD shares (Class A—15,247,570 shares and Class B—1,275,357 shares)	$410,595
Settlement of outstanding stock options	10,481
Transaction fees and costs—Acquirer	10,456

Total purchase price	431,532
Less: Book value of net assets at December 31, 2003 (Note 11)	128,511

Excess purchase price to be allocated	$303,021

Preliminary allocation:
Property and equipment step-up	8,303
Indentifiable intangibles with indefinite lives (trademarks) step-up	109,296
Indentifiable intangibles with definite lives (customer lists and software) step-up	13,374
Increase in deferred tax liability	(51,079)
Incremental goodwill	223,127

$303,021

Pursuant to SFAS No. 142, the goodwill created by the FTD merger will not be amortized.

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

(9) Long-term debt: Reflects the incurrence of debt as follows (dollars in thousands):

Non-current portion:
Senior subordinated notes offered hereby	$175,000
Term loan facility	84,000
Refinancing of existing indebtedness	—

Adjustment to non-current portion of long-term debt	$259,000

Current portion:
Term loan facility	$1,000

Adjustment to current portion of long-term debt	$1,000

The current portion of the term loan has been estimated as the related agreement has not been finalized.

(10) Long Term Deferred Tax Liabilities, net: Represents long term deferred taxes corresponding to estimated temporary difference resulting from the FTD merger (dollars in thousands):

Pro forma fair value adjustment to property and equipment, net	$8,303
Pro forma fair value adjustment to other noncurrent assets, net	4,052
Pro forma fair value adjustment to customer lists, net	9,322
Pro forma fair value adjustment to trademarks, net	109,296

Total pro forma fair value adjustment to identifiable tangible and intangible assets	130,973
Effective tax rate	39%

Adjustment to long term deferred income tax liabilities, net	$51,079

(11) Stockholders’ Equity: Adjusted stockholders’ equity is computed as follows (dollars in thousands):

Stockholders’ equity as of December 31, 2003	$136,226
Adjustments to historical stockholders’ equity:
Transaction fees and costs	(13,499)
Tax deduction related to FTD merger related bonuses	1,073
Tax deduction related to certain FTD merger related expenses	1,104
Tax deduction related to exercise of non-qualified stock options	4,087
Write-off of deferred financing costs	(480)

Adjustments to historical stockholders’ equity	(7,715)

Adjusted stockholders’ equity as of December 31, 2003	$128,511

Adjusted stockholders’ equity as of December 31, 2003	$128,511
New equity investment	184,256
Reduction of stockholders’ equity to reflect the expense associated with the bridge loan commitment fees, net of tax	(976)

Adjustment of stockholders’ equity to amount invested by Green Equity Investors IV, L.P.	54,769
Adjustments to historical stockholders’ equity	(7,715)

Total pro forma adjustment to stockholders’ equity	$47,054

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

Green Equity Investors IV, L.P. has committed to invest an amount sufficient to consummate the FTD merger and related financing transactions after taking into account the contemplated proceeds from the new senior credit facility, the issuance of the outstanding notes, the investment in the preferred and common stock of Mercury Man Holdings Corporation by the management investors and FTD’s cash.

Pursuant to the terms of the court approved Stipulation and Settlement Agreement, we are obligated to pay the remaining $7.3 million in cash, which payment is scheduled to be due subsequent to the closing of the FTD merger on February 24, 2004. Pursuant to the terms of our new senior credit facility, we placed $7.3 million into an escrow account at the consummation of the FTD merger to fund this obligation. Green Equity Investors IV, L.P. invested an additional $7.3 million in the preferred stock of Mercury Man Holdings Corporation to fund the escrow. The funding of the $7.3 million obligation is not reflected in the new equity investment amount shown above.

(12) General and Administrative Expenses: Reflects the amortization of tangibles assets and intangible assets with definite lives over their useful lives. The useful life of a tangible or intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of FTD. In estimating the useful lives of the tangible and intangible assets, FTD considered many factors including: (i) the expected use of the assets by FTD; (ii) the expected useful life of another asset or group of assets to which the useful life of the tangible or intangible asset may relate; (iii) any legal, regulatory or contractual provisions that may limit the useful life; (iv) any legal, regulatory or contractual provisions that enable renewal or extensions of the asset’s legal or contractual life without substantial cost; (v) the effect of obsolescence, demand, competition and other economic factors; and (vi) the level of maintenance expenditure required to obtain the future cash flows from the asset. Based on the assessment of these factors, FTD assigned the average useful lives, resulting the following pro forma adjustments to general and administrative expenses (dollars in thousands):

	For the Fiscal Year Ended June 30, 2003
	Useful Life	Pro Forma Amortization	Elimination of Historical Amortization	Pro Forma Adjustment to General and Administrative Expenses
Customer lists	5 years	$2,501	$(915)	$1,586
Internal use software	3-10 years	1,340	(164)	1,176
External use software	3 years	1,049	(1,052)	(3)
Building and improvements	30 years	471	(429)	42

				$2,801

FTD, INC.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—(Continued)

	For the Six-Month Period Ended December 31, 2003
	Useful Life	Pro Forma Amortization	Elimination of Historical Amortization	Pro Forma Adjustment to General and Administrative Expenses
Customer lists	5 years	$1,251	$(468)	$783
Internal use software	3-10 years	670	(82)	588
External use software	3 years	525	(571)	(46)
Building and improvements	30 years	235	(202)	33

				$1,358

(13) Interest Expense, net: The pro forma adjustments to interest expense, net are based on the amounts borrowed and the rates in effect at the closing of the FTD merger (dollars in thousands):

	Fiscal Year Ended June 30, 2003	Six Months Ended December 31, 2003
Senior subordinated notes offered hereby	$13,563	$6,781
Senior credit facilities	3,926	1,772
Amortization of debt issuance costs	1,164	582

Pro forma interest expense, net	18,653	9,135
Elimination of historical interest expense, net	1,409	432

Pro forma adjustment to interest expense, net	$17,244	$8,703

Amounts outstanding under the term loan facility and the revolving credit facility are expected to bear interest at 275 basis points above LIBOR. Additionally, there is expected to be a commitment fee on the undrawn funds under the revolving credit facility that will range from 37.5 to 62.5 basis points, based on the percent of undrawn funds to the total revolving credit facility availability.

Estimated fees and expenses of $8.9 million are expected to be incurred related to the debt financings. Such costs will be amortized on a straight line basis, which approximates the interest method, over the term of the related indebtedness. The terms of the senior subordinated notes, the term loan and the revolving credit facility are 10 years, 7 years and 5 years, respectively. Additionally there is an estimated $1.6 million fee expected to be incurred related to the bridge financing which will be due upon the consummation of the senior subordinated notes offered hereby and will be charged to expense upon the consummation of the FTD merger (see Note 11).

An increase or decrease of 0.125% in the interest rate of the term loan facility would change pro forma interest expense for the year ended June 30, 2003 and the six-month period ended December 31, 2003 by $106,250 and $53,125, respectively.

(14) Income Taxes: The assumed effective tax rate of the pro forma adjustments is 39% for the periods presented.

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unused allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of Delaware empowers FTD, Inc. to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The General Corporation Law of Delaware also provides that FTD, Inc. may purchase insurance on behalf of any of their respective directors, officers, employees or agents.

Article Seventh of the Certificate of Incorporation of FTD, Inc. provides for indemnification of all officers and directors of FTD, Inc. to the full extent permitted by the Delaware General Corporation Law whom it may indemnify pursuant thereto.

Pursuant to the FTD merger, the corporation surviving the FTD merger is required to honor all of our obligations to indemnify and hold harmless, to the extent not paid by insurance, our present and former officers and directors for acts or omissions that occurred prior to consummation of the FTD merger to the extent provided under Delaware law and our certificate of incorporation and bylaws in effect on October 5, 2003. Mercury Man Holdings Corporation has also agreed to separately indemnify and hold harmless, to the extent not paid by insurance, our present and former officers and directors for acts or omissions that occurred prior to consummation of the FTD merger, except that Mercury Man Holdings Corporation is not required to provide indemnification for losses arising out of the indemnified parties’ gross negligence, wanton malfeasance, willful or illegal conduct or conduct that was intentionally injurious to FTD. These obligations will continue for six years after the consummation of the FTD merger. In addition, we have purchased a six year, pre-paid noncancellable directors’ and officers’ “tail” insurance policy covering our current and former directors and officers in a single aggregate amount over the six-year period equal to the former policy limits for our and our subsidiaries’ current directors’ and officers’ insurance policies.

Section 102(b)(7) of the Delaware General Corporation Law enables a Delaware corporation to provide in its certificate of incorporation for the elimination or limitation of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any such provision cannot eliminate or limit a director’s liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) under Section 174 of the Delaware General Corporation Law (which imposes liability on directors for unlawful payment of dividends or unlawful stock purchase or redemption); or (4) for any transaction from which the director derived an improper personal benefit. Article Fifth of the Certificate of Incorporation of FTD, Inc. eliminates the personal liability of the directors of FTD, Inc. to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporations Law.

ITEM 21. EXHIBITS

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of October 5, 2003, among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation.

3.1	Restated Certificate of Incorporation of FTD, Inc.

3.2	Amended and Restated By-laws of FTD, Inc.

4.1	Indenture, dated February 6, 2004, by and between FTD, Inc., U.S. Bank National Association, as trustee, and the subsidiary guarantors party thereto from time to time.

Exhibit Number	Exhibit Description
4.2	Form of Outstanding Note (attached as Exhibit A to Exhibit 4.1).

4.3	Form of Exchange Note (attached as Exhibit A to Exhibit 4.1).

4.4	Supplemental Indenture, dated as of February 24, 2004, by and among, FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, and U.S. Bank National Association, as trustee.

4.5	Registration Rights Agreement, dated February 6, 2004, among FTD, Inc. and Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.

4.6	Joinder to Registration Rights Agreement, dated February 24, 2004, by and among Nectar Merger Corporation, the subsidiary guarantors listed on the signature pages thereto, Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.

4.7	Guarantee, dated February 24, 2004, by the subsidiary guarantors listed on the signature pages thereto.

5.1	Legal Opinion of Latham & Watkins LLP regarding validity of the securities.*

10.1	Credit Agreement, dated as of February 24, 2004, by and among FTD, Inc., as borrower, the financial institutions party thereto, UBS Securities LLC, as syndication agent, Wells Fargo Bank, N.A., as documentation agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.

10.2	Security Agreement, dated as of February 24, 2004, by and among FTD, Inc., Mercury Man Holdings Corporation, the subsidiary grantors party thereto from time to time, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.

10.3	Tax Sharing Agreement, dated as of December 19, 1994, between FTD Corporation and FTDI.

10.4	First Amendment to Tax Sharing Agreement, dated as of May 19, 1999 among FTD Corporation, FTDI and FTD.COM.

10.5	Letter dated April 12, 2001 regarding Robert L. Norton employment arrangements.

10.6	Amendment to letter agreement dated May 20, 2003 regarding Robert L. Norton employment arrangements.

10.7	Second Amendment to Letter Agreement, dated as of October 5, 2003, by and between FTD, Inc. and Robert L. Norton.

10.8	Third Amendment to Letter Agreement, dated as of February 24, 2004, by and between FTD, Inc. and Robert L. Norton.

10.9	Employment agreement dated May 20, 2003 regarding Carrie A. Wolfe employment arrangements.

10.10	Employment agreement dated May 20, 2003 regarding William J. Van Cleave employment arrangements.

10.11	Employment agreement dated May 20, 2003 regarding Jon R. Burney employment arrangements.

10.12	Employment agreement dated May 20, 2003 regarding Daniel W. Smith employment arrangements.

10.13	Form of Amendment to Employment Agreement, dated as of October 5, 2003, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith, William J. Van Cleave and Carrie A. Wolfe.

Exhibit Number	Exhibit Description
10.14	Form of Second Amendment to Employment Agreement, dated as of February 24, 2004, by and between FTD, Inc. and and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith, William J. Van Cleave and Carrie A. Wolfe.

10.15	Form of Confidentiality and Non-Competition Agreement between FTD.COM each of William J. Van Cleave dated as of May 17, 2000 and Carrie A. Wolfe dated as of June 14, 2001.

10.16	Form of Confidentiality and Non-Competition Agreement between Florists’ Transworld Delivery, Inc. and each of the following executive officers: Daniel W. Smith, Executive Vice President of FTD.COM, dated as of November 12, 2002; Jon R. Burney, Vice President and General Counsel of FTD, Inc., dated as of November 12, 2002; and Lawrence W. Johnson, Executive Vice President, Mercury Technology, dated as of November 12, 2002.

10.17	Form of Trademark License Agreement between FTDI and FTD.COM.

10.18	Form of Florists’ Online Hosting Agreement between FTDI and FTD.COM.

10.19	Form of Commission Agreement between FTDI and FTD.COM.

10.20	Management Services Agreement, dated as of February 24, 2004, by and among FTD, Inc., FTD.COM, FTDI, Value Network Service, Inc., FTD Holdings Incorporated, Renaissance Greeting Cards, Inc., Flowers USA, Inc., and Leonard Green & Partners, L.P.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

14.1	Code of Business Conduct and Ethics.

16.1	Letter dated November 21, 2002 from KPMG LLP to the Commission regarding the Registrant’s change in independent public accountants.

21.1	Subsidiaries of FTD, Inc.

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Latham & Watkins LLP (to be included in Exhibit 5.1).

24.1	Powers of Attorney (attached to the signature pages hereto).

99.1	Statement of Eligibility of U.S. Bank National Association, as trustee, on Form T-1.

99.2	Form of Letter of Transmittal.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter to Registered Holders and DTC Participants.

99.5	Form of Instructions to Registered Holders and DTC Participants from Beneficial Owner.

99.6	Form of Letter to Beneficial Holders Regarding the Offer to Exchange.

99.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*	To be filed by amendment.

ITEM 22. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of the Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, FTD, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized at Downers Grove, Illinois, on March 22, 2004.

FTD, INC.

By	/s/ CARRIE A. WOLFE
Carrie A. Wolfe Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert L. Norton, Carrie A. Wolfe and Jon R. Burney and each of them, each of whom may act without joinder of the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all pre- and post-effective amendments to this Registration Statement or any registration statement for the same offering that is to be effective upon filing pursuant to 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any or all of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in their capacities with FTD, Inc., and on the dates indicated.

Signature	Title	Date

/s/ ROBERT L. NORTON Robert L. Norton	Director, Chairman of the Board, Chief Executive Officer	March 22, 2004

/s/ CARRIE A. WOLFE Carrie A. Wolfe	Chief Financial Officer and Treasurer	March 22, 2004

/s/ PETER J. NOLAN Peter J. Nolan	Director	March 22, 2004

/s/ JOHN M. BAUMER John M. Baumer	Director	March 22, 2004

/s/ TIMOTHY J. FLYNN Timothy J. Flynn	Director	March 22, 2004

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of October 5, 2003, among FTD, Inc., Mercury Man Holdings Corporation and Nectar Merger Corporation.

3.1	Restated Certificate of Incorporation of FTD, Inc.

3.2	Amended and Restated By-laws of FTD, Inc.

4.1	Indenture, dated February 6, 2004, by and between FTD, Inc., U.S. Bank National Association, as trustee, and the subsidiary guarantors party thereto from time to time.

4.2	Form of Outstanding Note (attached as Exhibit A to Exhibit 4.1).

4.3	Form of Exchange Note (attached as Exhibit A to Exhibit 4.1).

4.4	Supplemental Indenture, dated as of February 24, 2004, by and among, FTD, Inc., the subsidiary guarantors listed on the signature pages thereto, and U.S. Bank National Association, as trustee.

4.5	Registration Rights Agreement, dated February 6, 2004, among FTD, Inc. and Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.

4.6	Joinder to Registration Rights Agreement, dated February 24, 2004, by and among Nectar Merger Corporation, the subsidiary guarantors listed on the signature pages thereto, Credit Suisse First Boston LLC, UBS Securities LLC, Wells Fargo Securities, LLC.

4.7	Guarantee, dated February 24, 2004, by the subsidiary guarantors listed on the signature pages thereto.

5.1	Legal Opinion of Latham & Watkins LLP regarding validity of the securities.*

10.1	Credit Agreement, dated as of February 24, 2004, by and among FTD, Inc., as borrower, the financial institutions party thereto, UBS Securities LLC, as syndication agent, Wells Fargo Bank, N.A., as documentation agent, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.

10.2	Security Agreement, dated as of February 24, 2004, by and among FTD, Inc., Mercury Man Holdings Corporation, the subsidiary grantors party thereto from time to time, and Credit Suisse First Boston, acting through its Cayman Islands Branch, as administrative agent.

10.3	Tax Sharing Agreement, dated as of December 19, 1994, between FTD Corporation and FTDI.

10.4	First Amendment to Tax Sharing Agreement, dated as of May 19, 1999 among FTD Corporation, FTDI and FTD.COM.

10.5	Letter dated April 12, 2001 regarding Robert L. Norton employment arrangements.

10.6	Amendment to letter agreement dated May 20, 2003 regarding Robert L. Norton employment arrangements.

10.7	Second Amendment to Letter Agreement, dated as of October 5, 2003, by and between FTD, Inc. and Robert L. Norton.

10.8	Third Amendment to Letter Agreement, dated as of February 24, 2004, by and between FTD, Inc. and Robert L. Norton.

Exhibit Number	Exhibit Description
10.9	Employment agreement dated May 20, 2003 regarding Carrie A. Wolfe employment arrangements.

10.10	Employment agreement dated May 20, 2003 regarding William J. Van Cleave employment arrangements.

10.11	Employment agreement dated May 20, 2003 regarding Jon R. Burney employment arrangements.

10.12	Employment agreement dated May 20, 2003 regarding Daniel W. Smith employment arrangements.

10.13	Form of Amendment to Employment Agreement, dated as of October 5, 2003, by and between FTD, Inc. and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith, William J. Van Cleave and Carrie A. Wolfe.

10.14	Form of Second Amendment to Employment Agreement, dated as of February 24, 2004, by and between FTD, Inc. and and each of Jon R. Burney, Lawrence W. Johnson, George T. Kanganis, Daniel W. Smith, William J. Van Cleave and Carrie A. Wolfe.

10.15	Form of Confidentiality and Non-Competition Agreement between FTD.COM each of William J. Van Cleave, dated as of May 17, 2000 and Carrie A. Wolfe dated as of June 14, 2001.

10.16	Form of Confidentiality and Non-Competition Agreement between Florists’ Transworld Delivery, Inc. and each of the following executive officers: Daniel W. Smith, Executive Vice President of FTD.COM, dated as of November 12, 2002; Jon R. Burney, Vice President and General Counsel of FTD, Inc., dated as of November 12, 2002; and Lawrence W. Johnson, Executive Vice President, Mercury Technology, dated as of November 12, 2002.

10.17	Form of Trademark License Agreement between FTDI and FTD.COM.

10.18	Form of Florists’ Online Hosting Agreement between FTDI and FTD.COM.

10.19	Form of Commission Agreement between FTDI and FTD.COM.

10.20	Management Services Agreement, dated as of February 24, 2004, by and among FTD, Inc., FTD.COM, FTDI, Value Network Service, Inc., FTD Holdings Incorporated, Renaissance Greeting Cards, Inc., Flowers USA, Inc., and Leonard Green & Partners, L.P.

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.

14.1	Code of Business Conduct and Ethics.

16.1	Letter dated November 21, 2002 from KPMG LLP to the Commission regarding the Registrant’s change in independent public accountants.

21.1	Subsidiaries of FTD, Inc.

23.1	Consent of KPMG LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Latham & Watkins LLP (to be included in Exhibit 5.1).

24.1	Powers of Attorney (attached to the signature pages hereto).

Exhibit Number	Exhibit Description
99.1	Statement of Eligibility of U.S. Bank National Association, as trustee, on Form T-1.

99.2	Form of Letter of Transmittal.

99.3	Form of Notice of Guaranteed Delivery.

99.4	Form of Letter to Registered Holders and DTC Participants.

99.5	Form of Instructions to Registered Holders and DTC Participants from Beneficial Owner.

99.6	Form of Letter to Beneficial Holders Regarding the Offer to Exchange.

99.7	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*	To be filed by amendment.